As filed with the Securities and Exchange Commission on September 28, 2010

Registration No. 333-167041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHG Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8051	13-4230695
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

18831 Von Karman, Suite 400

Irvine, CA 92612

(949) 255-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William A. Mathies

President and Chief Operating Officer

SHG Services, Inc.

18831 Von Karman, Suite 400

Irvine, CA 92612

(949) 255-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andor D. Terner, Esq. Robert T. Plesnarski, Esq. O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, CA 92660 (949) 823-6900	Jeffrey Bagner, Esq. Steven Epstein, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective and all conditions to the proposed transaction have been satisfied or waived.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

SHG Services, Inc. (“New Sun”), a wholly owned subsidiary of Sun Healthcare Group, Inc. (“Sun”), has filed this registration statement on Form S-1 to register the issuance of shares of its common stock, $0.01 par value per share, which will be distributed on a pro rata basis to Sun stockholders (the “Separation”) together with a cash distribution of approximately $0.17 per share. The actual amount of the cash distribution will not be determined until the time of the Separation. Immediately following the Separation, Sun intends to merge with and into Sabra Health Care REIT, Inc., a wholly owned subsidiary of Sun (“Sabra”), with Sabra surviving the merger and Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Sun common stock (the “REIT Conversion Merger”). Concurrently with the filing of this registration statement on Form S-1, Sabra has filed a registration statement on Form S-4 (Reg. No. 333-167040) to register the issuance of shares of its common stock, par value $0.01 per share, in exchange for shares of Sun common stock in connection with the REIT Conversion Merger. This registration statement also includes a proxy statement relating to a special meeting of Sun stockholders to consider and vote on the Separation and the adoption of the agreement and plan of merger to implement the REIT Conversion Merger.

The information in the proxy statement/prospectus is not complete and may be changed. Neither New Sun nor Sabra may sell the securities offered by the proxy statement/prospectus until their respective registration statements are effective with the Securities and Exchange Commission. The proxy statement/prospectus is not an offer to sell these securities and neither New Sun nor Sabra is soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2010

September     , 2010

Dear Stockholder:

You are cordially invited to attend a special meeting of stockholders of Sun Healthcare Group, Inc. (“Sun”) to be held on                     , 2010 at the Hilton Hotel, located at 18800 MacArthur Blvd., Irvine, CA 92612 at 8:00 a.m., local time, and at any adjournment or postponement thereof.

Sun intends to restructure its business by separating its real estate assets and its operating assets into the following two separate publicly traded companies (SHG Services, Inc. and Sabra Health Care REIT, Inc.), subject to the approval of its stockholders and other conditions:

•

SHG Services, Inc., a Delaware corporation and a wholly owned subsidiary of Sun (“New Sun”), will own and continue to operate all of Sun’s operating subsidiaries. New Sun will be renamed “Sun Healthcare Group, Inc.” and the shares of New Sun common stock are expected to trade on the NASDAQ Global Select Market under the symbol “SUNH.” Sun will distribute to its stockholders on a pro rata basis all of the outstanding shares of New Sun common stock. This distribution is referred to in the proxy statement/prospectus as the “Separation.”

•

Sabra Health Care REIT, Inc., a Maryland corporation and a wholly owned subsidiary of Sun (“Sabra”), will own substantially all of Sun’s currently owned real property assets and will lease those assets to New Sun’s subsidiaries. Sabra expects to grow its portfolio through acquisitions as a broad-based healthcare REIT. Immediately following the Separation, Sun will be merged with and into Sabra with Sabra surviving the merger. This merger is referred to in the proxy statement/prospectus as the “REIT Conversion Merger.” The shares of Sabra common stock are expected to trade on the NASDAQ Global Select Market under the symbol “SBRA.” Sabra intends to qualify and elect to be treated as a real estate investment trust for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. This election, together with the REIT Conversion Merger, is collectively referred to in the proxy statement/prospectus as the “REIT Conversion.”

In connection with the Separation, Sun also intends to make a cash distribution to holders of Sun common stock of approximately $0.17 per share, although the actual amount of this cash distribution will not be determined until the time of the Separation. The issuance of shares of New Sun common stock and the cash distribution by Sun in connection with the Separation will be treated as a taxable distribution to taxable U.S. stockholders for U.S. federal income tax purposes.

The board of directors of Sun has unanimously approved the Separation and REIT Conversion Merger, and recommends that stockholders vote “FOR” the Separation and “FOR” the REIT Conversion Merger as further described in the proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the special meeting in person, it is important that your shares be represented and voted at the special meeting. You may submit your proxy or voting instructions by completing, signing, dating and returning the proxy or voting instruction card enclosed with the proxy materials you received or by submitting your proxy or voting instructions over the Internet or by telephone. We urge you to promptly submit your proxy or voting instructions in order to ensure your representation and the presence of a quorum at the special meeting. Please note that if you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, the effect will be the same as a vote against the adoption of the agreement and plan of merger to implement the REIT Conversion Merger. In addition, if you “ABSTAIN” from voting on the Separation or on the adoption of the agreement and plan of merger to implement the REIT Conversion Merger, the effect will be the same as a vote against each of these proposals.

The proxy statement/prospectus provides you with important information about the Separation and REIT Conversion. Please give this information your careful attention. In particular, you should read and consider carefully the discussion in the section entitled “Risk Factors ” beginning on page 27 of the proxy statement/prospectus.

Sincerely,

Richard K. Matros

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the issuance of the shares of common stock of New Sun and Sabra as described in the proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated September     , 2010, and is first being mailed to stockholders of Sun on or about                      , 2010.

SUN HEALTHCARE GROUP, INC.

18831 Von Karman, Suite 400

Irvine, California 92612

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2010

To the Stockholders of Sun Healthcare Group, Inc.:

The special meeting of stockholders of Sun Healthcare Group, Inc., a Delaware corporation (“Sun”), will be held on                     , 2010 at the Hilton Hotel, located at 18800 MacArthur Blvd., Irvine, CA 92612 at 8:00 a.m., local time, and at any adjournment or postponement thereof, to consider and vote on the following matters described in the proxy statement/prospectus:

1.	To consider and vote upon a proposal to distribute to Sun stockholders on a pro rata basis all of the outstanding shares of common stock of SHG Services, Inc., a Delaware corporation and a wholly owned subsidiary of Sun (the “Separation”).

2.	To consider and vote upon a proposal to adopt the agreement and plan of merger between Sun and Sabra Health Care REIT, Inc., a Maryland corporation and a wholly owned subsidiary of Sun (“Sabra”), which contemplates that, immediately following the Separation, Sun will be merged with and into Sabra with Sabra surviving the merger and Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Sun common stock (the “REIT Conversion Merger”).

3.	To consider and vote upon a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation or adopt the agreement and plan of merger to implement the REIT Conversion Merger.

4.	To transact such other business as may properly come before the special meeting, and any adjournments or postponements thereof.

The Separation and REIT Conversion Merger are conditioned on approval by Sun stockholders and satisfaction or waiver of all other conditions to the transactions as described in this proxy statement/prospectus.

The board of directors of Sun has fixed the close of business on September 15, 2010 as the record date for determining stockholders entitled to receive notice of and vote at the special meeting and at any adjournment or postponement thereof. At the close of business on the record date, there were 74,772,768 shares of Sun common stock outstanding and entitled to vote.

All stockholders are cordially invited to attend the special meeting in person. Whether or not you plan to attend the special meeting, you are urged to promptly submit your proxy or voting instructions. If you attend the special meeting and wish to vote your own shares in person, you may withdraw your proxy at that time.

For the Board of Directors,

Michael T. Berg

Secretary

September     , 2010

After careful consideration, the board of directors of Sun has unanimously determined that the Separation and REIT Conversion Merger are advisable and in the best interests of Sun and you, the Sun stockholders. The board of directors of Sun unanimously recommends that you vote “FOR” the Separation, “FOR” the adoption of the agreement and plan of merger to implement the REIT Conversion Merger and “FOR” the adjournment of the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation or adopt the agreement and plan of merger to implement the REIT Conversion Merger.

Important Notice Regarding the Availability of Proxy Materials for Sun’s Special Meeting of Stockholders to Be Held on                     , 2010. The accompanying proxy statement/prospectus is available at www.sunh.com.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important information about Sun Healthcare Group, Inc. (“Sun”) that is not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information.” You may obtain these documents through the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also request a copy of these documents at no cost by writing or telephoning Sun at:

Sun Healthcare Group, Inc.

101 Sun Avenue, N.E.

Albuquerque, New Mexico 87109

(505) 468-2341

Attention: Investor Relations

You may also obtain a copy of these documents by requesting them in writing or by telephone from Sun’s proxy solicitation agent at the following address and telephone number:

Innisfree M&A

501 Madison Avenue

New York, NY 10022

(212) 750-5833

To obtain timely delivery of such information, you must request such information no later than                     , 2010.

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QUESTIONS AND ANSWERS

Q:	What transactions are being proposed?

A:	The board of directors of Sun has approved a plan to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies. This plan consists of the following key transactions:

•	reorganizing, through a series of internal corporate restructurings, such that:

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substantially all of Sun’s owned real property and related mortgage indebtedness owed to third parties will be held or assumed by Sabra Health Care REIT, Inc., a Maryland corporation and a wholly owned subsidiary of Sun (“Sabra”), or by one or more subsidiaries of Sabra; and

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all of Sun’s operations and other assets and liabilities will be held or assumed by SHG Services, Inc. (to be renamed “Sun Healthcare Group, Inc.”), a Delaware corporation and a wholly owned subsidiary of Sun (“New Sun”), or by one or more subsidiaries of New Sun;

•

New Sun and Sabra entering into certain agreements with each other, including multiple master lease agreements (the “Lease Agreements”) that will set forth the terms pursuant to which subsidiaries of New Sun will lease from subsidiaries of Sabra all of the real property that Sabra’s subsidiaries will own immediately following the restructuring of Sun’s business (representing 87 of the 203 properties that subsidiaries of Sun operated as of July 1, 2010);

•

Sun distributing to its stockholders on a pro rata basis all of the outstanding shares of New Sun common stock, with each Sun stockholder receiving one share of New Sun common stock for every three shares of Sun common stock owned by such stockholder (this distribution is referred to in this proxy statement/prospectus as the “Separation”);

•

Sun distributing cash to its stockholders who hold shares of Sun common stock on the record date for the Separation, the actual amount of the cash distribution to be determined at the time of the Separation (the cash distribution is currently expected to be approximately $0.17 per share, resulting in an aggregate cash distribution to Sun’s stockholders of approximately $13 million);

•

Sun merging with and into Sabra, with Sabra surviving the merger as a Maryland corporation and each Sun stockholder receiving one share of Sabra common stock in exchange for every three shares of Sun common stock owned by such stockholder (this merger is referred to in this proxy statement/prospectus as the “REIT Conversion Merger”); and

•

Sabra qualifying and electing to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, which is currently expected to occur commencing with its taxable year beginning on January 1, 2011 (this election, together with the REIT Conversion Merger, is collectively referred to in this proxy statement/prospectus as the “REIT Conversion”).

Q:	What is a REIT?

A:	A REIT is a company that derives most of its income from real estate mortgages or real property. If a corporation qualifies and elects to be treated as a REIT, it generally will not be subject to U.S. federal corporate income taxes on income that it currently distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet on a continuing basis various tests under the Internal Revenue Code of 1986, as amended (the “Code”), relating to various matters, including the sources of its gross income, the composition and value of its assets, its distribution levels to its stockholders and the diversity of ownership of its stock.

Q:	When will the Separation and REIT Conversion Merger occur?

A:

The Separation and REIT Conversion Merger are expected to occur in the fourth quarter of 2010. The board of directors of Sun will set the record date for the Separation after the special meeting. The REIT Conversion Merger is expected to occur immediately following the Separation. The timing of the Separation and REIT Conversion Merger will ultimately depend upon the satisfaction or waiver of certain conditions, including obtaining stockholder approval of the Separation and REIT Conversion Merger and completing the debt financing transactions described under the caption “Description of Material Indebtedness.”

Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Sun may not proceed with the Separation and REIT Conversion Merger if the board of directors of Sun determines for any reason that these transactions are no longer in the best interests of Sun and its stockholders.

Q:	What will I receive in connection with the Separation and REIT Conversion Merger?

A:	As a result of the Separation, you will be entitled to receive one share of New Sun common stock for every three shares of Sun common stock held by you on the record date for the Separation. In addition, Sun intends to make a cash distribution to holders of Sun common stock on the record date for the Separation of approximately $0.17 per share resulting in an aggregate cash distribution of approximately $13 million. The actual amount of the cash distribution to Sun’s stockholders will not be determined until the time of the Separation.

In addition, your Sun common stock will automatically convert in the REIT Conversion Merger into one share of Sabra common stock for every three shares of Sun common stock held by you at the effective time of the REIT Conversion Merger.

Q:	Will I receive fractional shares of New Sun common stock or Sabra common stock in connection with the Separation and REIT Conversion Merger?

A:	No fractional shares of New Sun common stock or Sabra common stock will be issued in connection with the Separation and REIT Conversion Merger. Instead, American Stock Transfer & Trust Company, LLC (“American Stock Transfer”), who will serve as the distribution agent for the Separation and as the exchange agent for the REIT Conversion Merger, will aggregate all fractional shares that would otherwise have been distributed to Sun stockholders into whole shares, sell these whole shares in the open market at prevailing market prices and distribute the net cash proceeds from these sales to those stockholders who would have been entitled to receive fractional shares. This payment will be made from these sales on a pro rata basis based on the fractional interest in a share of New Sun common stock or Sabra common stock, as applicable, that the stockholder would have otherwise been entitled to receive. The amount of the cash payment will depend on the prices at which the aggregated fractional shares are sold by American Stock Transfer and the timing of such payment will be based upon the time that will be necessary for American Stock Transfer to sell these shares in an orderly manner. New Sun will be responsible for the payment of any brokerage or other fees in connection with the sale of aggregated fractional shares of New Sun common stock and Sabra will be responsible for the payment of any brokerage or other fees in connection with the sale of aggregated fractional shares of Sabra common stock. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares.

Q:	Will I still own my shares of Sun after the completion of the transactions?

A:	No. You will receive shares of New Sun common stock as a result of the Separation and, upon the completion of the REIT Conversion Merger, your existing shares of Sun common stock will automatically convert into shares of Sabra common stock.

Q:	Should I send in my stock certificates now?

A:

No. If the Separation and REIT Conversion Merger are completed, you will not be required to return your stock certificates representing shares of Sun common stock in order to receive your shares of New Sun common stock or Sabra common stock. Neither New Sun nor Sabra will issue physical certificates for the shares you will receive in connection with the Separation or REIT Conversion Merger in exchange for your shares of Sun common stock, even if you currently hold a physical certificate. Instead, New Sun and Sabra will direct American Stock Transfer to electronically issue shares of New Sun common stock and Sabra common stock to you or to your bank, broker or other nominee on your behalf by way of direct registration in book-entry form. Any physical certificates representing shares of Sun common stock will be deemed cancelled and will no longer represent any ownership interest.

Q:	How will the rights of Sun stockholders change following the Separation and REIT Conversion Merger?

A:	Upon the Separation, Sun stockholders as of the record date for the Separation will also become stockholders of New Sun. The rights of the stockholders of New Sun following the Separation will be governed by the Delaware General Corporation Law (the “DGCL”) and the provisions of the certificate of incorporation and bylaws of New Sun as described in this proxy statement/prospectus. As a Delaware corporation, Sun is also governed by the DGCL. There will be no material differences between New Sun’s certificate of incorporation and bylaws and Sun’s existing amended and restated certificate of incorporation and bylaws.

Following the REIT Conversion Merger, Sun stockholders will become stockholders of Sabra and their rights will be governed by the Maryland General Corporation Law (the “MGCL”) and the provisions of Sabra’s charter and bylaws as described in this proxy statement/prospectus. One of the primary differences between Sun’s existing amended and restated certificate of incorporation and Sabra’s charter is that Sabra’s charter will contain transfer and ownership restrictions on the percentage of outstanding shares of its stock that a person may own or acquire. These restrictions are intended to assist Sabra in qualifying and maintaining its qualification as a REIT for U.S. federal income tax purposes. Under Sabra’s charter, subject to certain limitations, no person or entity will be permitted to beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.9% in value or number of shares, whichever is more restrictive, of Sabra’s outstanding common stock. For a more detailed discussion of the material differences between the current rights of Sun stockholders and the rights those stockholders would have as stockholders of Sabra following the REIT Conversion Merger, see “Comparative Rights of Sabra and Sun Stockholders.”

Q:	When will I be able to trade shares of New Sun common stock or shares of Sabra common stock?

A:	It is expected that, upon completion of the Separation and REIT Conversion Merger, the shares of New Sun common stock will trade on the NASDAQ Global Select Market under the symbol “SUNH” and the shares of Sabra common stock will trade on the NASDAQ Global Select Market under the symbol “SBRA.”

Shares of New Sun common stock are expected to trade on a “when-issued” basis beginning on or shortly before the record date for the Separation and continuing through the distribution date for the Separation. “When-issued” trading in the context of the Separation refers to a sale or purchase effected on or before the date of the Separation and made conditionally because the securities of New Sun have not yet been distributed. “When-issued” trades are generally expected to settle within three trading days after the distribution date for the Separation. You may trade this entitlement to receive New Sun common stock, without the Sun common stock you own, on the “when-issued” market. On the first trading day following the distribution date for the Separation, “when-issued” trading with respect to New Sun common stock will end and “regular trading” will begin.

Q:	Why did Sun adopt a stockholder rights agreement, and will the stockholder rights agreement continue at New Sun and Sabra after completion of the transactions?

A:

Sabra may not qualify for REIT status if a single stockholder owned 10% or more of Sun common stock immediately prior to the Separation and REIT Conversion Merger. The stockholder rights agreement (the “Rights Plan”) was adopted to discourage third parties from exceeding this ownership limitation and will terminate upon the earlier of the effective time of the REIT Conversion Merger or May 24, 2011. Accordingly, the Rights Plan will not continue in respect of shares of New Sun common stock or shares of Sabra common stock. Neither New Sun nor Sabra will initially have a stockholder rights agreement and neither has plans to adopt one, although each of their respective boards of directors could make the determination at a future date to adopt a stockholder rights agreement. Sabra’s charter will contain restrictions on the transfer and ownership of its stock. See “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.”

Q:	Who will pay the costs of the Separation and REIT Conversion Merger?

A:	New Sun will pay all costs associated with the Separation and REIT Conversion Merger that are incurred prior to the Separation. All costs relating to the Separation or REIT Conversion Merger incurred after the Separation will be borne by the party incurring such costs.

Q:	What items of business am I being asked to vote on at the special meeting?

A:	At the special meeting, you will be asked to consider and vote on the following proposals:

•	a proposal to approve the Separation (Proposal No. 1);

•	a proposal to adopt the agreement and plan of merger by and between Sun and Sabra to implement the REIT Conversion Merger (Proposal No. 2); and

•

a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger (Proposal No. 3).

Q:	What will be the effect on the proposals if the Separation or the REIT Conversion Merger is not approved by Sun stockholders?

A:	A condition to each of the Separation and REIT Conversion Merger is that both transactions have been approved by Sun stockholders. Even if stockholder approval of the Separation has been obtained, the Separation will not proceed unless all other required conditions to the Separation have been satisfied or waived, including the satisfaction or waiver of all required conditions to the REIT Conversion Merger. Similarly, even if stockholder approval of the REIT Conversion Merger has been obtained, the REIT Conversion Merger will not proceed unless the Separation has been completed and all other required conditions to the REIT Conversion Merger have been satisfied or waived.

Q:	How does the board of directors of Sun recommend that I vote?

A:	The board of directors of Sun has unanimously approved the Separation and the REIT Conversion Merger and has determined that these actions are advisable and in the best interests of Sun and its stockholders. The board of directors of Sun unanimously recommends that you vote your shares “FOR” approval of the Separation, “FOR” adoption of the agreement and plan of merger to implement the REIT Conversion Merger and “FOR” the adjournment proposal.

Q:	What votes are required?

A:

The Separation. The affirmative vote of a majority of the outstanding shares of Sun common stock present, either in person or represented by proxy, at the special meeting and entitled to vote on the proposal is required to approve the Separation. If you “ABSTAIN” from voting on approval of the Separation, the effect will be the same as a vote against the Separation. Please note that stockholder approval of the Separation is not required by applicable law, although it is a condition to the completion of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation—Conditions to the Separation.” Sun will not complete the Separation and REIT Conversion Merger as contemplated in this proxy statement/ prospectus if Sun’s stockholders do not approve the Separation at the special meeting. However, if stockholder approval is not obtained, Sun reserves the right to consider, and implement without stockholder approval if permitted by applicable law, other restructuring plans in the future, and such plans may be substantially similar to the transactions proposed in this proxy statement/prospectus.

The REIT Conversion Merger. The affirmative vote of a majority of the outstanding shares of Sun common stock entitled to vote at the special meeting is required to adopt the agreement and plan of merger to implement the REIT Conversion Merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on adoption of the agreement and plan of merger, the effect will be the same as a vote against the adoption of the agreement and plan of merger.

Adjournment of the special meeting. The affirmative vote of a majority of the outstanding shares of Sun common stock present, either in person or represented by proxy, at the special meeting and entitled to vote on the proposal is required to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger. If you “ABSTAIN” from voting on approval of the adjournment, the effect will be the same as a vote against the adjournment of the special meeting.

Q:	How many shares of Sun common stock must be present or represented to conduct business at the special meeting?

A:	The holders of a majority in voting power of the outstanding shares of Sun common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting and any adjournments or postponements thereof. If you submit a proxy or voting instructions, your shares will be counted for purposes of determining the presence of a quorum, even if you “ABSTAIN” from voting your shares on the proposals. If a quorum is not present at the special meeting, the special meeting may be adjourned until a quorum is obtained.

Q:	Who is entitled to vote at the special meeting?

A:	Only stockholders of record at the close of business on September 15, 2010, the record date for the special meeting, will be entitled to notice of and to vote at the special meeting. At the close of business on the record date for the special meeting, 74,772,768 shares of Sun common stock were outstanding and entitled to vote.

As of the close of business on the record date for the special meeting, executive officers and directors of Sun held an aggregate of 892,609 shares of Sun common stock, which represents approximately 1.1% of all shares entitled to vote at the special meeting.

Q:	What is the difference between a “stockholder of record” and a “beneficial stockholder”?

A:	Whether you are a stockholder of record or a beneficial stockholder depends on how you hold your shares of Sun common stock.

Stockholders of Record. If your shares of Sun common stock are registered directly in your name with Sun’s transfer agent, American Stock Transfer, you are considered the stockholder of record with respect to those shares, and the proxy materials for the special meeting are being mailed to you directly by Sun.

Beneficial Stockholders. Most of Sun’s stockholders hold their shares through a bank, broker or other nominee (that is, in “street name”) rather than directly in their own name. If you hold your shares of Sun common stock in street name, you are a “beneficial stockholder,” and the proxy materials are being mailed to you by the organization holding your shares. This organization, or its nominee, is considered the stockholder of record for purposes of voting at the special meeting. As a beneficial stockholder, you have the right to instruct that organization on how to vote the shares held in your account.

Q:	May I vote in person?

A:	If you are a stockholder of record as of the close of business on the record date for the special meeting, you may attend the special meeting and vote your shares of Sun common stock in person rather than signing and returning your proxy card or otherwise providing your proxy instructions. Your name will be verified against the list of stockholders of record on the record date for the special meeting prior to your being admitted to the special meeting.

If you are a beneficial stockholder, you are also invited to attend the special meeting but you may not vote these shares of Sun common stock in person at the special meeting unless you obtain a “legal proxy” from the bank, broker or other nominee, giving you the right to vote the shares at the special meeting. You will be asked to provide proof of beneficial ownership on the record date for the special meeting, such as your most recent account statement, a copy of the voting instruction form provided by your bank, broker or other nominee, or other similar evidence of ownership, prior to your being admitted to the special meeting.

If you do not comply with the procedures outlined above, you will not be admitted to the special meeting. Even if you plan to attend the special meeting, it is recommended that you submit your proxy or voting instructions in advance of the special meeting as described below so that your vote will be counted if you later decide not to attend the special meeting.

Q:	How can I vote my shares without attending the special meeting?

A:	Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares of Sun common stock are voted without attending the special meeting. If you are a stockholder of record, you may submit a proxy to instruct how your shares of Sun common stock are to be voted at the special meeting. You can submit a proxy by mail by completing, signing, dating and returning the proxy card enclosed with the proxy materials you received or by telephone or Internet by following the instructions provided on the proxy card. If you are a beneficial stockholder, you may submit voting instructions to your bank, broker or other nominee to instruct how your shares of Sun common stock are to be voted at the special meeting. Your voting instructions can be submitted by mail by completing, signing, dating and returning the voting instruction form enclosed with the proxy materials you received or by telephone or Internet, if those voting options are available to you, by following the instructions provided on the voting instruction form.

Q:	May I change or revoke my proxy or voting instructions?

A:	You have the power to revoke or change your proxy or voting instructions before your shares of Sun common stock are voted at the special meeting. If you are a stockholder of record, you may do this by submitting a written notice of revocation to Sun’s Secretary, by submitting a duly executed written proxy bearing a date that is later than the date of your original proxy or by submitting a later dated proxy electronically via the Internet or by telephone. A previously submitted proxy will not be voted if the stockholder of record who executed it is present at the special meeting and votes the shares of Sun common stock represented by the proxy in person at the special meeting. If you are a beneficial stockholder, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares of Sun common stock, by attending the special meeting and voting in person. Please note that attendance at the special meeting will not by itself constitute revocation of a proxy.

Q:	How will my shares be voted if I do not provide specific instructions in the proxy or voting instruction form I submit?

A:	If you submit a proxy or voting instruction form but do not indicate your specific voting instructions on one or more of the proposals listed in the notice of the special meeting, your shares of Sun common stock will be voted as recommended by the board of directors of Sun on those proposals and, in the case of a proxy, as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the special meeting.

Q:	If my shares are held in “street name” by a bank, broker or other nominee, how will my shares be voted?

A:	You should instruct your bank, broker or other nominee how to vote your shares of Sun common stock, following the directions provided to you. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares of Sun common stock without your instructions on matters that are not considered routine. Sun believes that the Separation proposal, the REIT Conversion Merger proposal and the proposal to adjourn the special meeting are each considered not to be routine matters. Therefore, your broker cannot vote shares of Sun common stock that it holds in “street name” on any of the proposals unless you return the voting instruction form you received from your broker. Accordingly, Sun does not believe that there will be any broker non-votes occurring in connection with any of the proposals at the special meeting. Please note, however, that if you properly return the voting instruction form to your broker but do not indicate how you want your shares of Sun common stock to be voted, Sun believes your shares of Sun common stock generally will be voted “FOR” all of the proposals listed in the notice for the special meeting.

Q:	Am I entitled to dissenters’ or appraisal rights?

A:	Under Delaware law, you are not entitled to dissenters’ or appraisal rights in connection with the Separation or the REIT Conversion Merger.

Q:	What if I want to transfer my shares of Sun common stock?

A:	You should consult with your financial advisor, such as your broker, bank or tax advisor. Sun, New Sun and Sabra make no recommendations concerning the purchase, retention or sale of shares of Sun common stock or of the New Sun common stock or Sabra common stock you will receive if the Separation and REIT Conversion Merger are completed.

The record date for the special meeting is earlier than the record date for the Separation and the effective time of the REIT Conversion Merger. Therefore, if you sell your shares of Sun common stock after the record date of the special meeting, but prior to the record date for the Separation or the effective time of the REIT Conversion Merger (neither of which has yet been determined), you will retain the right to vote at the special meeting, but the right to receive New Sun common stock in connection with the Separation and Sabra common stock in connection with the REIT Conversion Merger will transfer with the shares of Sun common stock.

Q:	As a Sun stockholder, what should I consider in deciding whether to vote in favor of the Separation and the REIT Conversion Merger?

A:	You should carefully review this proxy statement/prospectus, including the section entitled “Risk Factors” which sets forth certain risks and uncertainties related to the Separation and REIT Conversion Merger and certain risks and uncertainties to which New Sun and Sabra will be subject if these transactions are implemented.

Q:	Who is paying for this proxy solicitation?

A:	Sun is making this solicitation and will pay the entire cost of preparing and distributing these proxy materials and soliciting proxies. Sun has also retained Innisfree M&A, a proxy solicitation firm, to solicit proxies on behalf of Sun. Sun has agreed to pay Innisfree M&A an estimated fee of $25,000, plus its out-of-pocket expenses in connection with such solicitation of proxies on behalf of Sun. In addition to these mailed proxy materials, Sun’s directors, executive officers and other employees may also solicit proxies or votes in person, by telephone or by other means of communication. Directors, executive officers and employees will not be paid any additional compensation for soliciting proxies. Sun will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to Sun’s beneficial stockholders.

Q:	Who can help answer my questions?

A:	If you have any questions or need further assistance in voting your shares of Sun common stock, or if you need additional copies of this proxy statement/prospectus or the proxy card, please contact:

Sun Healthcare Group, Inc.

101 Sun Avenue, N.E.

Albuquerque, New Mexico 87109

Attention: Investor Relations

Telephone number: (505) 468-2341

or

Innisfree M&A

501 Madison Avenue

New York, NY 10022

Telephone number: (212) 750-5833

STRUCTURE OF THE SEPARATION AND REIT CONVERSION MERGER

In order to help you better understand the structure of the Separation and REIT Conversion Merger, the charts below illustrate, in simplified form, the organizational structure of Sun Healthcare Group, Inc., SHG Services, Inc. and Sabra Health Care REIT, Inc. as they exist currently, and as they will exist immediately following the Separation and REIT Conversion Merger:

Current

After the Separation and REIT Conversion Merger

SUMMARY

This summary highlights selected information contained or incorporated by reference in this proxy statement/prospectus and may not contain all of the information that is important to you. This summary is not intended to be complete and reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this proxy statement/prospectus. To fully understand the restructuring of Sun’s business, including the Separation and REIT Conversion, and for a more complete description of the terms of the Separation and REIT Conversion, you should read carefully this proxy statement/prospectus, together with the documents referred to in this proxy statement/prospectus. Unless the context otherwise requires, references in this proxy statement/prospectus to “Sun” shall be deemed to refer to Sun Healthcare Group, Inc. prior to completion of the Separation and REIT Conversion Merger.

Information about the Companies

Sun Healthcare Group, Inc.

Sun Healthcare Group, Inc. (NASDAQ GS: SUNH) is referred to in this proxy statement/prospectus as Sun. Sun, through its subsidiaries, provides nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Sun’s core business is providing, through its subsidiaries, inpatient services, primarily through 167 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers as of July 1, 2010. As of that date, Sun’s centers had 23,289 licensed beds located in 25 states, of which 22,507 were available for occupancy. Of the 203 centers operated by Sun’s subsidiaries as of July 1, 2010, 112 centers were leased from third parties and 91 centers were owned by Sun’s subsidiaries. Sun’s subsidiaries also provide rehabilitation therapy services to affiliated and non-affiliated centers and medical staffing and other ancillary services primarily to non-affiliated centers and other third parties. For the year ended December 31, 2009, Sun’s total net revenues from continuing operations were $1.9 billion. For the six months ended June 30, 2010, Sun’s total net revenues from continuing operations were $947.9 million.

Sun’s principal executive offices are located at 18831 Von Karman, Suite 400, Irvine, CA 92612 and its telephone number is (949) 255-7100.

Business Segments

Sun’s subsidiaries currently engage in the following three business segments:

•	inpatient services, primarily skilled nursing centers;

•	rehabilitation therapy services; and

•	medical staffing services.

Inpatient services. Sun operates its healthcare facilities through SunBridge Healthcare Corporation (“SunBridge”) and other subsidiaries. Sun’s skilled nursing centers provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals requiring certain assistance for activities in daily living. Rehab Recovery Suites, which specialize in Medicare and managed care patients, as of June 30, 2010, are located in 66 of Sun’s skilled nursing centers, and 46 of Sun’s skilled nursing centers contain wings dedicated to the care of residents afflicted with Alzheimer’s disease. Sun’s assisted living centers provide services that include minimal nursing assistance, housekeeping, nutrition, laundry and administrative services for individuals requiring minimal assistance for activities in daily living. Sun’s independent living centers provide services that include security, housekeeping, nutrition and limited laundry services for individuals requiring no assistance for activities in daily living. Sun’s mental health centers provide a range of inpatient and outpatient behavioral health services for adults and children through specialized treatment programs. Sun also provides hospice services, including palliative care, social services, pain management and spiritual counseling, through its subsidiary SolAmor Hospice Corporation (“SolAmor”), in eight states for individuals facing end of life issues. Sun generated 89.1%, 88.6%, and 87.8% of its total net revenues from continuing operations through inpatient services in 2009, 2008, and 2007, respectively.

Rehabilitation therapy services. Sun provides rehabilitation therapy services through SunDance Rehabilitation Corporation (“SunDance”). SunDance provides a broad array of rehabilitation therapy services, including speech pathology, physical therapy and occupational therapy. As of June 30, 2010, SunDance provided rehabilitation therapy services to 466 centers in 36 states, 335 of which were operated by nonaffiliated parties and 131 of which were operated by affiliates. In most of Sun’s 71 healthcare centers for which SunDance does not provide rehabilitation therapy services, those services are provided by staff employed by the centers, although some centers engage third-party therapy companies for such services. Sun generated 5.6%, 4.9%, and 5.3% of its total net revenues from continuing operations through rehabilitation therapy services in 2009, 2008, and 2007, respectively.

Medical staffing services. Sun provides temporary medical staffing in 34 states through CareerStaff Unlimited, Inc. (“CareerStaff”). As of December 31, 2009, Sun leased offices in 29 locations to operate its medical staffing business. For the year ended December 31, 2009, CareerStaff derived 56.1% of its revenues from hospitals and other providers, 24.7% from skilled nursing centers, 15.3% from schools and 3.9% from prisons. CareerStaff provides (i) licensed therapists skilled in the areas of physical, occupational and speech therapy, (ii) nurses, (iii) pharmacists, pharmacist technicians and medical imaging technicians, (iv) physicians and (v) related medical personnel. Sun generated 5.3%, 6.5%, and 6.9% of its total net revenues from continuing operations through medical staffing services in 2009, 2008, and 2007, respectively.

SHG Services, Inc.

SHG Services, Inc. is referred to in this proxy statement/prospectus as New Sun. New Sun is a wholly owned subsidiary of Sun which, as a result of the restructuring of Sun’s business described in this proxy statement/prospectus, will hold or assume immediately prior to the Separation and REIT Conversion Merger, through its subsidiaries, all of Sun’s operations and other assets and liabilities (other than substantially all of Sun’s owned real property and related mortgage indebtedness). New Sun will retain ownership of four healthcare properties that are located in Georgia, Maryland, Massachusetts and Wyoming as well as administrative office buildings in Albuquerque, New Mexico (the “New Sun Retained Properties”). Following the Separation, New Sun will be renamed “Sun Healthcare Group, Inc.” and, through its subsidiaries, will continue to provide the same nursing, rehabilitative and related specialty healthcare services provided by subsidiaries of Sun immediately prior to the Separation and to engage in Sun’s three business segments of inpatient services, rehabilitation therapy services and medical staffing services. Shares of New Sun common stock are expected to trade on the NASDAQ Global Select Market under the symbol “SUNH.”

New Sun’s principal executive offices will be located at 18831 Von Karman, Suite 400, Irvine, CA 92612 and its telephone number is (949) 255-7100.

Sabra Health Care REIT, Inc.

Sabra Health Care REIT, Inc. is referred to in this proxy statement/prospectus as Sabra. Sabra is a wholly owned subsidiary of Sun which, as a result of the restructuring of Sun’s business described in this proxy statement/prospectus, immediately following the Separation and REIT Conversion Merger, through its subsidiaries, will own all of Sun’s owned real property, other than the New Sun Retained Properties, and assume all related mortgage indebtedness owed to third parties. The owned real property to be held by subsidiaries of Sabra includes fixtures and certain personal property associated with the real property. Pursuant to the Lease Agreements, subsidiaries of Sabra will lease those assets to New Sun’s subsidiaries. Following completion of the REIT Conversion Merger, Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Sabra expects initially to grow its portfolio through the acquisition of skilled nursing and senior housing facilities, including assisted living, independent living and continuing care retirement community facilities. As Sabra acquires additional properties and expands its portfolio, it expects to further diversify by geography, asset class and tenant within the healthcare sector. Shares of Sabra common stock are expected to trade on the NASDAQ Global Select Market under the symbol “SBRA.”

Sabra’s principal executive offices will be located at 18500 Von Karman, Suite 550, Irvine, CA 92612 and its telephone number is currently (949) 255-7100, but will be changed following the Separation and REIT Conversion Merger.

Risks Associated with the Separation and REIT Conversion

The Separation and REIT Conversion pose a number of risks to Sun stockholders. Sun stockholders will receive shares of New Sun and Sabra common stock as a result of the Separation and REIT Conversion Merger. After the Separation and REIT Conversion Merger, each of New Sun and Sabra will be subject to various risks associated with their respective businesses. Some of these risks include:

Risks Relating to the Separation and REIT Conversion

•

The receipt of the stock and cash distribution in the Separation may be taxable, in whole or in part, to Sun’s stockholders as a dividend, which could cause Sun’s stockholders to incur tax liabilities.

•

The historical and pro forma financial information included in this proxy statement/prospectus is not necessarily representative of the results New Sun or Sabra would have achieved as separate, publicly traded companies.

•	The Separation and REIT Conversion could give rise to liabilities, disputes, increased costs or other unfavorable effects that may not have otherwise arisen.

Risks Associated with the Status of Sabra as a REIT

•	Because the timing of the REIT Conversion is not certain, Sabra may not realize the anticipated tax benefits from the REIT Conversion commencing with its taxable year beginning on January 1, 2011.

•	Failure to qualify as a REIT would subject Sabra to U.S. federal income tax, which would reduce the cash available for distribution to stockholders of Sabra.

•

Complying with REIT requirements may cause Sabra to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments, which could materially hinder Sabra’s performance.

Risks Relating to New Sun’s Business

•

New Sun’s business will be dependent on reimbursement rates under federal and state programs, and legislation or regulatory action may reduce or otherwise materially adversely affect the reimbursement rates.

•	Healthcare reform may affect New Sun’s revenues and increase New Sun’s costs and otherwise materially adversely affect New Sun’s business.

•	New Sun’s revenue and collections may be materially adversely affected by the economic downturn.

•	Possible changes in the case mix of residents and patients, as well as payor mix and payment methodologies, may materially affect New Sun’s revenues and profitability.

Risks Relating to Sabra’s Business

•	Sabra’s business will be dependent on New Sun until Sabra substantially diversifies its portfolio.

•	Sabra may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate publicly traded company focused on owning a portfolio of healthcare properties.

•	An increase in market interest rates could increase Sabra’s interest costs on existing and future debt.

•	Sabra is dependent on the healthcare industry and may be susceptible to the risks associated with healthcare reform.

These and other risks relating to the Separation and REIT Conversion and the businesses of New Sun and Sabra following the Separation and REIT Conversion Merger are discussed in greater detail under the caption “Risk Factors.” You should read and consider all of these risks carefully.

The Special Meeting of Sun Stockholders

Date, Time and Place. The special meeting of Sun stockholders will be held on                      , 2010, at the Hilton Hotel, located at 18800 MacArthur Blvd., Irvine, CA 92612 at 8:00 a.m. local time, and at any adjournment or postponement thereof.

Purpose of the Special Meeting. At the special meeting, Sun’s stockholders will be asked to consider and vote upon (i) a proposal to approve the Separation; (ii) a proposal to adopt the agreement and plan of merger by and between Sun and Sabra to implement the REIT Conversion Merger; and (iii) a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger.

Record Date; Shares Entitled to Vote; Quorum. Only stockholders of record at the close of business on September 15, 2010, the record date for the special meeting, will be entitled to notice of and to vote at the special meeting. At the close of business on the record date for the special meeting, 74,772,768 shares of Sun common stock were outstanding and entitled to vote. As of the close of business on the record date for the special meeting, executive officers and directors of Sun held an aggregate of 892,609 shares of Sun common stock, which represents approximately 1.1% of all shares of Sun common stock entitled to vote at the special meeting. The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of Sun common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business at the meeting and any adjournments or postponements thereof.

Vote Required

The Separation. The affirmative vote of a majority of the outstanding shares of Sun common stock present, either in person or represented by proxy, at the special meeting and entitled to vote on the proposal is required to approve the Separation. If you “ABSTAIN” from voting on approval of the Separation, the effect will be the same as a vote against the Separation. Stockholder approval of the Separation is not required by applicable law, although it is a condition to the completion of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation—Conditions to the Separation.” Sun will not complete the Separation and REIT Conversion Merger as contemplated in this proxy statement/prospectus if Sun’s stockholders do not approve the Separation at the special meeting. However, if stockholder approval is not obtained, Sun reserves the right to consider, and implement without stockholder approval if permitted by applicable law, other restructuring plans in the future, and such plans may be substantially similar to the transactions proposed in this proxy statement/prospectus.

The REIT Conversion Merger. The affirmative vote of a majority of the outstanding shares of Sun common stock entitled to vote at the special meeting is required to adopt the agreement and plan of merger to implement the REIT Conversion Merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on adoption of the agreement and plan of merger, the effect will be the same as a vote against the adoption of the agreement and plan of merger.

Adjournment of the Special Meeting. The affirmative vote of a majority of the outstanding shares of Sun common stock present, either in person or represented by proxy, at the special meeting and entitled to vote on the proposal is required to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger. If you “ABSTAIN” from voting on approval of the adjournment, the effect will be the same as a vote against the adjournment of the special meeting.

Overview of the Separation and REIT Conversion

Pursuant to the restructuring plan approved by the board of directors of Sun to separate Sun’s real estate assets and its operating assets into two publicly traded companies, Sun will reorganize, through a series of internal corporate restructurings. After the restructuring, subsidiaries of Sabra will hold all of Sun’s owned real property (other than the New Sun Retained Properties) and will assume the liabilities of Sun, including mortgage indebtedness to third parties, that are related to the real property to be owned by Sabra’s subsidiaries. All of Sun’s operations and other assets and liabilities will be held or assumed by New Sun or by one or more of its subsidiaries. In connection with the Separation, New Sun and Sabra will enter into certain agreements, including the Lease Agreements pursuant to which subsidiaries of New Sun will lease from subsidiaries of Sabra all of the real property that Sabra’s subsidiaries will own immediately following the restructuring of Sun’s business (representing 87 of the 203 properties that Sun’s subsidiaries operated as of July 1, 2010).

Upon satisfaction or waiver of the conditions to the Separation and REIT Conversion Merger, Sun will effect the Separation by distributing to its stockholders on a pro rata basis all of the outstanding shares of New Sun common stock. Each Sun stockholder as of the record date for the Separation will receive one share of New Sun common stock for every three shares of Sun common stock such stockholder owns on this record date. At the time of the Separation, Sun will also make an additional cash distribution to its stockholders. The actual amount of the cash distribution will not be determined until the time of the Separation, but Sun currently expects it to be approximately $0.17 per share, resulting in an aggregate cash distribution to Sun’s stockholders of approximately $13 million. See “Proposal No. 1—Approval of the Separation—Manner of Effecting the Separation.” Sun will then implement the REIT Conversion Merger by merging with and into Sabra, with Sabra surviving the merger as a Maryland corporation and each Sun stockholder receiving one share of Sabra common stock in exchange for every three shares of Sun common stock owned by such stockholder at the effective time of the REIT Conversion Merger. In connection with both the Separation and REIT Conversion Merger, cash will be paid in lieu of fractional shares. The Separation and REIT Conversion Merger are expected to occur in the fourth quarter of 2010.

Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Following the REIT Conversion, Sabra intends to be a self-managed and self-administered REIT. Sabra intends to operate through an umbrella partnership (commonly referred to as an UPREIT) structure in which substantially all of its properties and assets will be held by Sabra Health Care Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), of which Sabra is the sole general partner, or by subsidiaries of the Operating Partnership.

Background and Reasons for the Separation and REIT Conversion

The board of directors of Sun believes that the Separation and REIT Conversion Merger will create two focused companies—one that will concentrate on providing quality care to residents and patients and the other that will concentrate on building a diversified healthcare real property company. The board of directors of Sun believes that the two separate public companies will:

•

more readily enable Sun stockholders to maximize their investment in Sun by giving them a continuing interest in a healthcare company that will concentrate on providing quality care to residents and patients as well as a tax-advantaged REIT security that is expected to provide both the opportunity for consistent cash dividends and capital appreciation;

•

lower the level of indebtedness for each of New Sun and Sabra following the Separation and REIT Conversion Merger in order to better position New Sun and Sabra to pursue their respective business and growth strategies, including, in the case of Sabra, pursuing acquisitions of healthcare properties at lower borrowing costs than would otherwise have been available for Sun; and

•

better position Sabra to realize the full value of Sun’s portfolio of healthcare properties and to strategically expand it in the healthcare sector beyond such properties while affording Sabra stockholders the benefit of a tax-advantaged REIT security.

Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger

To govern their ongoing relationship, on or prior to the Separation, New Sun and Sabra or their respective subsidiaries, as applicable, will enter into: (i) a distribution agreement, providing for certain organizational matters, the mechanics related to the Separation and REIT Conversion Merger as well as other ongoing obligations of New Sun and Sabra (the “Distribution Agreement”), (ii) the Lease Agreements, (iii) an agreement relating to tax allocation matters (the “Tax Allocation Agreement”), and (iv) an agreement pursuant to which New Sun may provide certain services to Sabra on a transitional basis (the “Transition Services Agreement”). Although it is expected that the agreements between New Sun and Sabra will contain terms and conditions that generally are consistent with current market terms and conditions, because these agreements are being negotiated in the context of the Separation, the terms and conditions in the agreements may be different than those that either Sabra or New Sun may have obtained from unaffiliated parties. See “Risk Factors—New Sun and Sabra may have been able to receive better terms from unaffiliated third parties than the terms they receive in agreements entered into in connection with the Separation.”

Each of New Sun and Sabra will adopt governance guidelines to minimize conflicts of interest resulting from the service of Michael J. Foster and Milton J. Walters on the boards of directors of each of Sabra and New Sun. No other person will be a director, executive officer or other employee of both New Sun and Sabra.

Description of Material Indebtedness

As a condition to the Separation, New Sun and Sabra will enter into debt agreements, the proceeds of which will be used to repay Sun’s 9.125% senior subordinated notes and the outstanding term loans under Sun’s existing credit facility.

New Sun anticipates entering into a $285.0 million credit agreement prior to the Separation. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit) that is expected to be undrawn at the time of the Separation. The proceeds of the term loans will be used to repay the outstanding term loans under Sun’s existing facility and for acquisitions or other working capital and general corporate purposes. The facility is expected to include a right of New Sun to request incremental commitments from the lender to make additional term loans. The revolving credit facility is intended to be used by New Sun for acquisitions or other working capital and general corporate purposes. The actual amount of indebtedness to be incurred by New Sun at the time of the Separation, including the amount of the term loans to be incurred by New Sun and the amount of the revolving credit facility expected to be drawn down by New Sun at the time of the Separation, will depend on market conditions; however, New Sun does not expect to incur debt in excess of the term loans and funded letter of credit facility at the time of the Separation. New Sun may incur less debt if market conditions are such that it is not able to obtain these anticipated amounts on terms acceptable to New Sun. At the time of the Separation and based on the outstanding principal amount of Sun’s mortgage indebtedness at June 30, 2010, New Sun also anticipates that its subsidiaries will have aggregate mortgage indebtedness to third parties of approximately $4.3 million on certain of the New Sun Retained Properties.

Prior to the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions. Sabra, through the Operating Partnership, also anticipates entering into a $100.0 million secured revolving credit facility, which would not be expected to be available for borrowings by Sabra until after the Separation and REIT Conversion Merger. Although Sabra has not yet entered into commitments for such financing arrangements, the revolving credit facility is expected to include an accordion feature that would allow Sabra to add lenders and increase the borrowing availability under the credit facility by up to an additional $100.0 million. The revolving credit facility is intended to be used by Sabra for acquisitions or other operational and capital needs. Sabra also anticipates that the revolving credit facility will have up to $15.0 million available for letters of credit. In addition, at the time of the Separation and based on the outstanding principal amount of the mortgage indebtedness of Sun’s subsidiaries at June 30, 2010, Sun anticipates that subsidiaries of Sabra will have aggregate mortgage indebtedness to third parties of approximately $150.0 million ($167.9 million after giving effect to a mortgage refinancing completed in August 2010 and other anticipated mortgage refinancings) on certain of the 87 properties to be owned by subsidiaries of Sabra following completion of the Separation.

For additional information relating to these debt financing arrangements, see “Description of Material Indebtedness.”

Accounting Treatment for the Separation and REIT Conversion

Following the Separation, New Sun, through its subsidiaries, will continue the business and operations of Sun and its subsidiaries. Sabra will not have operated prior to the Separation. Immediately following the Separation and REIT Conversion Merger, Sabra, through its subsidiaries, will own all of Sun’s owned real property (other than the New Sun Retained Properties). The owned real property to be held by subsidiaries of Sabra includes fixtures and certain personal property associated with the real property. The only material liabilities of Sabra and its subsidiaries will consist of indebtedness incurred by Sabra at the time of the Separation and mortgage indebtedness to third parties on the real property to be owned by subsidiaries of Sabra. The liabilities of New Sun and its subsidiaries will consist of indebtedness of New Sun incurred at the time of the Separation and substantially all of the liabilities of Sun and its subsidiaries immediately prior to the Separation, excluding indebtedness of Sun repaid at the time of the Separation and mortgage indebtedness to third parties assumed by subsidiaries of Sabra. The historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun at the time of the Separation. At the time of the Separation, the balance sheet of Sabra will include the owned real property and mortgage indebtedness to third parties on the real property as well as indebtedness incurred by Sabra prior to completion of the Separation. The statement of operations and cash flows of Sabra will consist solely of its operations after the Separation.

The assets and liabilities of Sabra will be recorded at their respective historical carrying values at the time of the Separation in accordance with the provisions of FASB ASC 505-60, “Spinoffs and Reverse Spinoffs.” Sun has concluded that the Separation should be accounted for as a reverse spinoff, and accordingly, the assets and liabilities to be distributed will be recorded based on the historical carrying values after reduction, if appropriate, for any indicated impairment of value. Indicators that a spinoff should be accounted for as a reverse spinoff include:

•	whether the “legal” spinnee (i.e., New Sun) is larger than the “legal” spinnor (i.e., Sabra) based on a comparison of assets, revenues and earnings;

•	the relative fair value of the “legal” spinnor to the “legal” spinnee; and

•	which entity retains the majority of senior management after the spinoff.

Based on these and other factors, the Separation will be accounted for as a reverse spinoff where New Sun is designated as the “accounting” spinnor and Sabra is designated as the “accounting” spinnee.

Regulatory Approvals Required for the Separation and REIT Conversion Merger

In connection with the Separation and to consummate the restructuring of Sun’s business, Sun will be required to file notices with, and in some jurisdictions obtain approvals or consents from, the various governmental agencies and commissions responsible for the licensure or certification of Sun’s inpatient centers and other lines of business. In some cases, these filings must be made, and approvals obtained, before the Separation can be completed. All of such filings have been made, and Sun is seeking to obtain the requisite approvals. In other cases, notice filings will need to be made by New Sun after the Separation has been completed.

Compensation

Following the Separation and REIT Conversion Merger, New Sun’s compensation committee and board of directors will discuss and approve the executive compensation program for New Sun’s executive officers. This compensation program is expected to be substantially similar to the compensation program currently in place at Sun, except with respect to Mr. Mathies. The details of Mr. Mathies’ compensation as Chief Executive Officer of New Sun have not yet been determined. Prior to the Separation, New Sun will adopt new equity incentive plans containing substantially the same terms as Sun’s 2009 Performance Incentive Plan and Sun’s other equity incentive plans. New Sun will also assume the 401(k) plan and the deferred compensation plan of Sun.

Following the Separation and REIT Conversion Merger, Sabra’s compensation committee and board of directors will discuss and approve the executive compensation program for Sabra’s executive officers. Subject to the determination of the compensation committee, Sabra currently anticipates that Mr. Matros will receive annual compensation as the Chief Executive Officer of Sabra in line with that of chief executive officers of other publicly traded REITs and not in excess of his annual compensation as the Chief Executive Officer of Sun. The details of the compensation of other executives of Sabra have not yet been determined. Sabra will assume Sun’s 2009 Performance Incentive Plan in connection with the REIT Conversion Merger.

Treatment of Equity Awards in the Separation and REIT Conversion Merger

Except as described below for Mr. Matros, Sun options, whether vested or unvested, and unvested restricted stock units of Sun will be converted, and adjusted as described below, into awards with respect to shares of New Sun common stock. The number of shares subject to and the exercise price of each converted option, and the number of shares subject to each unvested restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger. These converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards, including the applicable vesting conditions. Each Sun restricted stock unit which has vested but the payment of which has been deferred to a later date is currently expected to be converted into an award with respect to the same number of shares of New Sun common stock and Sabra common stock that a Sun stockholder will receive for each share of Sun common stock in connection with the Separation and REIT Conversion Merger (i.e., one share of New Sun common stock and one share of Sabra common stock for every three such restricted stock units). In addition, under the terms of the outstanding restricted stock unit awards, the holders of such awards will receive in connection with the Separation, or if later, at the time the restricted stock units vest, a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation. Based upon the expected amount of the cash distribution of $0.17 per share, the aggregate amount of the cash distribution, assuming all of the outstanding restricted stock units become fully vested, is expected to be approximately $180,000. The actual amount of the distribution will not be determined until the time of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation.” Holders of Sun options do not have rights to receive cash distributions.

The Sun options and restricted stock units held by Mr. Matros will be converted into awards with respect to shares of Sabra common stock. Like the other Sun awards described above, the number of shares subject to and the exercise price of each converted option, and the number of shares subject to each restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards, and the converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards (including the applicable vesting conditions). Mr. Matros does not currently hold any restricted stock units which have vested but the payment of which has been deferred. However, like the holders of other Sun restricted stock unit awards described above, Mr. Matros will receive a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation when and if his converted restricted stock units vest.

In addition to the converted Sun awards, Mr. Matros is also expected to receive an initial equity award directly from Sabra. While the amount, type and terms and conditions of the equity award expected to be granted by Sabra to Mr. Matros have not yet been determined by Sabra, this equity award is expected to reflect the Sabra compensation committee’s determination of an appropriate equity compensation package for Mr. Matros’ services following the Separation and REIT Conversion Merger in his position as Chief Executive Officer of Sabra, and will also take into account the lower value (as determined under the principles used to calculate the grant date fair value of equity awards for purposes of Sun’s financial statements or a similar methodology) of the converted Sabra options due to Sabra’s structure. Sabra currently anticipates that this equity award will have a grant date fair value approximately equivalent to the grant date fair value of the equity awards granted to Mr. Matros by Sun as part of his annual compensation for his services to Sun.

PROPOSAL NO. 1—APPROVAL OF THE SEPARATION

Manner of Effecting the Separation

In the Separation, Sun stockholders as of the record date for the Separation will receive one share of New Sun common stock for every three shares of Sun common stock such stockholder owns on this record date. Additionally, on the distribution date for the Separation, Sun stockholders as of the record date for the Separation will receive a cash distribution of approximately $0.17 per share resulting in an aggregate cash distribution to Sun’s stockholders of approximately $13 million. The actual amount of this cash distribution will not be determined until the time of the Separation.

American Stock Transfer will serve as the distribution agent for the Separation. On the distribution date for the Separation, American Stock Transfer will electronically issue shares of New Sun common stock to holders of Sun common stock who hold such shares on the record date for the Separation, or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form. As soon as practicable after the distribution date for the Separation, an account statement will be mailed to each holder of Sun common stock who holds such shares on the record date, stating the number of shares of New Sun common stock received by such stockholder in the Separation. See “The Proposals—Proposal No. 1—Approval of the

Separation—Trading Between the Record Date for the Separation and the Distribution Date for the Separation” for a discussion of the effect of the distribution on any shares sold after the record date but prior to the distribution date for the Separation.

As soon as practicable after the distribution date for the Separation, each holder of Sun common stock as of the record date for the Separation will also receive a cash payment in an amount equal to any fractional shares issuable to such stockholder in the Separation.

Management of New Sun

The Chief Executive Officer of New Sun will be William A. Mathies, currently President and Chief Operating Officer of SunBridge, Sun’s inpatient services subsidiary, and Chief Operating Officer over Sun’s other operating subsidiaries. Other than Richard K. Matros, the current Chief Executive Officer of Sun, the remaining Sun management team will be the management team of New Sun, including L. Bryan Shaul, who will be Chief Financial Officer. The members of the existing board of directors of Sun will become the members of board of directors of New Sun, except that Mr. Matros will be replaced on the board by Mr. Mathies. See “Management of New Sun.”

Interests of Certain Persons in the Separation

As of the record date for the special meeting, directors and executive officers of Sun beneficially owned approximately 2.8% of the outstanding shares of Sun common stock. Directors and executive officers of New Sun who own shares of Sun common stock as of the record date for the Separation will receive a distribution of shares of New Sun common stock and the cash distribution on the same basis as other Sun stockholders. See “Security Ownership of Certain Beneficial Owners and Management.”

Market for New Sun Common Stock; Trading of New Sun Common Stock Following the Separation

There is no current public market for New Sun common stock. Upon completion of the Separation, it is expected that New Sun common stock will be listed and will trade on the NASDAQ Global Select Market using Sun’s current stock symbol, “SUNH.”

Immediately following the Separation, based on the 74,772,768 shares of Sun common stock outstanding as of September 15, 2010, New Sun will have 24,924,256 shares of common stock outstanding. The actual number of shares of New Sun common stock outstanding will be determined based on the number of shares of Sun common stock outstanding on the record date for the Separation. No shares of preferred stock of New Sun will be issued or outstanding at the time of the Separation. Immediately following the Separation, it is expected that New Sun will have approximately 4,542 holders of record of shares of its common stock based on the number of holders of record of shares of Sun common stock on September 15, 2010.

Trading Between the Record Date for the Separation and the Distribution Date for the Separation

Sun anticipates that, beginning on or shortly before the record date for the Separation and continuing through the distribution date for the Separation, there will be a “when-issued” market in New Sun common stock. On the first trading day following the distribution date for the Separation, “when-issued” trading with respect to New Sun common stock will end and “regular trading” will begin. For more information on trading Sun or New Sun common stock between the record date for the Separation and the distribution date for the Separation, see “The Proposals—Proposal No. 1—Approval of the Separation—Trading Between the Record Date for the Separation and the Distribution Date for the Separation.”

U.S. Federal Income Tax Consequences of the Separation

As discussed in the section “Material U.S. Federal Income Tax Consequences,” in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), special tax counsel to Sun, for U.S. federal income tax purposes: (i) the distribution of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and cash in connection with the Separation to a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) of Sun common stock will be treated as a taxable distribution of property under Section 301 of the Code, (ii) a U.S. holder will be treated as if such U.S. holder had received a distribution in an amount equal to the fair market value of the shares of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and the cash paid in connection with the Separation to such U.S. holder, taxed as a dividend to the extent, generally, of the U.S. holder’s share of the current and accumulated earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger), as determined under U.S. federal income tax principles, and then treated as a non-taxable return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in the shares of Sun common stock and, thereafter, as capital gain from the sale or exchange of shares of Sun common stock, (iii) a U.S. holder’s tax basis in New Sun common stock received in the Separation will be equal to its fair market value at the time of the Separation, and (iv) a U.S. holder’s holding period in the New Sun common stock received in the Separation will begin the day after the Separation. Under current law, non-corporate U.S. holders are subject to U.S. federal income tax on dividends at a maximum rate of 15% (assuming holding period and other requirements are met).

All holders of shares of Sun common stock should read “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the Separation” for a more complete discussion of the U.S. federal income tax consequences of the Separation and “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to New Sun” for a more complete discussion of the U.S. federal income tax consequences of the acquisition, ownership and disposition of New Sun common stock that will be received in the Separation. All holders of shares of Sun common stock are urged to consult with their tax advisors regarding the tax consequences of the Separation to them, including the effects of U.S. federal, state and local, non-U.S. and other tax laws.

Conditions to the Separation

The Separation is conditioned upon the satisfaction or waiver of the following conditions:

•	Sun’s stockholders shall have approved the Separation and adopted the agreement and plan of merger to implement the REIT Conversion Merger;

•	the restructuring of Sun’s business as described in this proxy statement/prospectus shall have been completed;

•	New Sun’s listing application with the NASDAQ Global Select Market shall have been approved, subject to official notice of issuance;

•

no stop order shall be in effect with respect to New Sun’s registration statement on Form S-1 filed with the SEC to register under the Securities Act of 1933, as amended (the “Securities Act”), the distribution of shares of New Sun common stock in the Separation;

•

no stop order shall be in effect with respect to Sabra’s registration statement on Form S-4 filed with the SEC to register under the Securities Act the issuance of shares of Sabra common stock in the REIT Conversion Merger;

•

Sun, New Sun and Sabra shall have obtained all material authorizations, consents, approvals and clearances of third parties, including U.S. federal, state and local governmental agencies, to complete the Separation and REIT Conversion Merger;

•

no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the completion of the Separation or the REIT Conversion Merger;

•

the financing transactions as described under the caption “Description of Material Indebtedness” shall have been consummated, and all material consents, waivers or amendments to any mortgage indebtedness shall have been obtained, in each case, on terms satisfactory to Sun;

•	the Distribution Agreement, the Lease Agreements, the Tax Allocation Agreement and the Transition Services Agreement shall have been executed and delivered by New Sun and Sabra;

•	no litigation or proceeding challenging or seeking to restrain the Separation or the REIT Conversion Merger shall be pending or threatened; and

•	all other conditions required to complete the REIT Conversion Merger shall have been satisfied or waived.

The fulfillment of the foregoing conditions will not create any obligation on Sun’s part to effect the Separation or REIT Conversion Merger. Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Sun may not proceed with the Separation and REIT Conversion Merger if the board of directors of Sun determines for any reason that these transactions are no longer in the best interests of Sun and its stockholders. In the event of any waiver of a material condition or abandonment, deferral or modification of the Separation or REIT Conversion Merger, Sun will provide its stockholders with additional written offering/proxy materials or a revised proxy statement/prospectus or will make other requisite filings with the SEC, as appropriate, if Sun determines that the event or events constitute a material change to this proxy statement/prospectus.

Absence of Appraisal Rights

Sun stockholders will not be entitled to dissenters’ or appraisal rights as a result of the Separation.

Distribution and Dividend Policy

New Sun does not anticipate paying dividends on its common stock in the foreseeable future. New Sun anticipates that the agreements governing indebtedness it will incur prior to completion of the Separation, like Sun’s current senior credit facility, will restrict New Sun’s ability to pay dividends or make distributions to its stockholders. Any future determination to pay dividends will be at the discretion of the board of directors of New Sun and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants, applicable law and other factors as the board of directors of New Sun deems relevant. See “Distribution and Dividend Policy.”

PROPOSAL NO. 2—ADOPTION OF THE AGREEMENT AND PLAN OF MERGER

Structure and Completion of the REIT Conversion Merger

Pursuant to the agreement and plan of merger to implement the REIT Conversion Merger and in accordance with applicable law, immediately following the Separation, Sun will merge with and into Sabra. As a result of the REIT Conversion Merger, the separate existence of Sun will terminate and Sabra will continue as the surviving corporation.

In accordance with the agreement and plan of merger to implement the REIT Conversion Merger, at the effective time of the REIT Conversion Merger, each stockholder of Sun will receive one share of Sabra common stock in exchange for every three shares of Sun common stock owned by such stockholder.

Qualification as a REIT

Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. As a REIT, Sabra will generally not be subject to U.S. federal income tax on its REIT taxable income that it distributes currently to its stockholders. Its qualification as a REIT depends upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to various matters, including the sources of its gross income, the composition and value of its assets, its distribution levels to stockholders and the diversity of ownership of its shares. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT” for a more complete discussion.

Management of Sabra

Sabra will be led by Mr. Matros as Chairman and Chief Executive Officer. Harold W. Andrews, Jr., a finance professional who has extensive real estate ownership experience as well as extensive experience with healthcare providers, will become Executive Vice President and Chief Financial Officer of Sabra, and Talya Nevo-Hacohen, a real estate finance executive with more than 20 years of experience in real estate finance, acquisition and development, will become Chief Investment Officer of Sabra. Mr. Matros is currently the sole director of Sabra. At the time of the REIT Conversion Merger, two members of the board of directors of Sun (Michael J. Foster and Milton J. Walters, who will also be New Sun directors) and two other persons not affiliated with Sun or New Sun (Craig A. Barbarosh and Robert A. Ettl) will also become directors of Sabra. See “Management of Sabra.”

Interests of Certain Persons in the REIT Conversion Merger

As of the record date for the special meeting, directors and executive officers of Sun beneficially owned approximately 2.8% of the outstanding shares of Sun common stock. Directors and executive officers of Sabra who own shares of Sun common stock as of the effective time of the REIT Conversion Merger will receive shares of Sabra common stock on the same basis as other Sun stockholders. See “Security Ownership of Certain Beneficial Owners and Management.”

Market for Sabra Common Stock; Trading of Sabra Common Stock Following the REIT Conversion Merger

There is no current public market for Sabra common stock. Upon consummation of the REIT Conversion Merger, it is expected that Sabra common stock will be listed and will trade on the NASDAQ Global Select Market using the stock symbol “SBRA.”

Immediately following the REIT Conversion Merger, based on the 74,772,768 shares of Sun common stock outstanding as of September 15, 2010, Sabra will have 24,924,256 shares of common stock issued and outstanding. The actual number of shares of Sabra common stock outstanding will be determined based on the number of shares of Sun common stock outstanding at the time of the REIT Conversion Merger. No shares of preferred stock of Sabra will be issued or outstanding at the time of the REIT Conversion Merger. Immediately following the REIT Conversion Merger, it is expected that Sabra will have approximately 4,542 holders of record of shares of its common stock based on the number of holders of record of shares of Sun common stock on September 15, 2010.

Manner and Procedure for Receiving Shares of Sabra Common Stock

Sabra will not issue physical certificates for the shares you will receive in the REIT Conversion Merger in exchange for your shares of Sun common stock, even if you currently hold a physical certificate. Instead, Sabra will direct American Stock Transfer to electronically issue shares of Sabra common stock to you or to your bank, broker or other nominee on your behalf by way of direct registration in book-entry form. Any physical certificate representing Sun shares of common stock will be deemed cancelled and will no longer represent any ownership interest.

U.S. Federal Income Tax Consequences of the REIT Conversion Merger

As discussed in the section “Material U.S. Federal Income Tax Consequences,” in the opinion of Fried Frank, special tax counsel to Sun, for U.S. federal income tax purposes: (i) the REIT Conversion Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, and (ii) the receipt of Sabra common stock in exchange for Sun common stock in the REIT Conversion Merger will not cause recognition of gain or loss to U.S. holders with respect to such exchange, except with respect to cash received in lieu of a fractional share of Sabra common stock. All holders of shares of Sun common stock should read “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the REIT Conversion Merger” for a more complete discussion of the U.S. federal income tax consequences of the REIT Conversion Merger and “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra” for a discussion of the U.S. federal income tax consequences of the acquisition, ownership and disposition of Sabra common stock that will be received in the REIT Conversion Merger. In addition, all holders of shares of Sun common stock are urged to consult with their tax advisors regarding the tax consequences of the REIT Conversion to them, including the effects of U.S. federal, state and local, non-U.S. and other tax laws.

Conditions to the REIT Conversion Merger

The REIT Conversion Merger is conditioned upon the satisfaction or waiver of the following conditions:

•	the Separation shall have been completed;

•	Sabra’s listing application with the NASDAQ Global Select Market shall have been approved, subject to official notice of issuance;

•

no stop order shall be in effect with respect to Sabra’s registration statement on Form S-4 filed with the SEC to register under the Securities Act the issuance of shares of Sabra common stock in the REIT Conversion Merger;

•

no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the consummation of the REIT Conversion Merger; and

•	no litigation or proceeding challenging or seeking to restrain the REIT Conversion Merger shall be pending or threatened.

The fulfillment of these conditions will not create any obligation on Sun’s part to effect the Separation or REIT Conversion Merger. Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Sun may not proceed with the Separation and REIT Conversion Merger if the board of directors of Sun determines for any reason that these transactions are no longer in the best interests of Sun and its stockholders. In the event of any waiver of a material condition or abandonment, deferral or modification of the Separation or REIT Conversion Merger, Sun will provide its stockholders with additional written offering/proxy materials or a revised proxy statement/prospectus or will make other requisite filings with the SEC, as appropriate, if Sun determines that the event or events constitute a material change to this proxy statement/prospectus.

Absence of Appraisal Rights

Sun stockholders will not be entitled to dissenters’ or appraisal rights as a result of the REIT Conversion Merger.

Distribution and Dividend Policy

Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Commencing in 2011, consistent with industry standards, Sabra currently expects to pay distributions in cash in an amount equal to approximately 80% of Sabra’s adjusted funds from operations for each quarterly period, but in no event will the annual dividend be less than 90% of Sabra’s taxable income on an annual basis (excluding net capital gains), as defined in the Code. The 90% of taxable income requirement is the minimum distribution required to qualify for and maintain REIT status. Initially, cash available for distribution to Sabra stockholders will be derived solely from the rental payments under the Lease Agreements. All distributions will be made by Sabra at the discretion of its board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on distributions by Sabra), applicable law and other factors as the board of directors of Sabra deems relevant. See “Distribution and Dividend Policy.”

PROPOSAL NO. 3—APPROVAL OF ADJOURNMENT OF THE SPECIAL MEETING

Sun may propose to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following tables set forth selected historical per share data for Sun and selected unaudited pro forma per share data after giving effect to the Separation and REIT Conversion Merger for New Sun and Sabra. You should read the historical per share data in conjunction with the historical financial information provided herein under the caption “Selected Financial Information and Other Data” and the selected historical financial statements and related notes of Sun that are incorporated into this proxy statement/prospectus by reference. The pro forma per share amounts have been computed using the assumptions described in, and should be read in conjunction with, the pro forma financial information provided under the captions “New Sun Unaudited Pro Forma Consolidated Financial Statements” and “Sabra Unaudited Pro Forma Consolidated Financial Statements.”

The unaudited pro forma consolidated financial data are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the financial position or results of operations of future periods or the results that actually would have been realized had the Separation and REIT Conversion Merger occurred prior to the periods presented. Sun did not pay or declare any dividends during the periods presented and the unaudited pro forma per share data of Sabra provided below excludes the distributions that would be required to maintain qualification as a REIT.

Historical Per Share Data of Sun

	As of or For the Six Months Ended June 30, 2010	As of or For the Year Ended December 31,
		2009	2008	2007
Income from continuing operations
Basic	$0.47	$0.97	$2.63	$1.28
Diluted	0.47	0.97	2.59	1.25
Dividends	—	—	—	—
Book value per share (1)	10.77	10.26	9.27	5.72

(1)	The historical book value per share data presented is computed by dividing stockholders’ equity at the end of the period by the number of shares outstanding at the end of the period.

Unaudited Pro Forma Per Share Data of New Sun

	As of or For the Six Months Ended June 30, 2010	For the Year Ended December 31, 2009
Income from continuing operations
Basic	$0.70	$1.40
Diluted	0.70	1.40
Dividends	—	—
Book value per share (1)	20.29	—

(1)	Pro forma book value per share is presented only as of June 30, 2010. The pro forma book value per share data presented is computed by dividing the pro forma stockholders’ equity at the end of the period by the pro forma number of shares outstanding at the end of the period.

Unaudited Pro Forma Per Share Data of Sabra

	As of or For the Six Months Ended June 30, 2010	For the Year Ended December 31, 2009
Income from continuing operations
Basic	$0.31	$0.63
Diluted	0.31	0.63
Dividends	—	—
Book value per share (1)	4.79	—

(1)	Pro forma book value per share is presented only as of June 30, 2010. The pro forma book value per share data presented is computed by dividing the pro forma stockholders’ equity at the end of the period by the pro forma number of shares outstanding at the end of the period.

RISK FACTORS

Before you vote, you should carefully consider the risks related to the Separation and REIT Conversion described below and the other information contained in this proxy statement/prospectus or in Sun’s documents incorporated by reference herein. See “Where You Can Find More Information.” By voting in favor of the Separation and the adoption of the agreement and plan of merger to implement the REIT Conversion Merger, you will be choosing to change your investment from an interest in Sun common stock to an interest in New Sun common stock and Sabra common stock. The risks and uncertainties described below are not the only ones facing New Sun and Sabra. If any of the following risks actually are realized, New Sun’s and/or Sabra’s business, financial position or results of operations could be materially adversely affected, the value of New Sun common stock and/or Sabra common stock could decline and you could lose all or part of your investment.

Risks Relating to the Separation and REIT Conversion

The receipt of the stock and cash distribution in the Separation may be taxable, in whole or in part, to Sun’s stockholders as a dividend, which could cause Sun’s stockholders to incur tax liabilities.

Your receipt of shares of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and the cash distributed in connection with the Separation may be taxable, in whole or in part, to you as a dividend. The fair market value of the shares of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and the cash distributed in connection with the Separation to a U.S. holder will be treated as a dividend to the extent of a U.S. holder’s share of current and accumulated earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger), as determined under U.S. federal income tax principles. To the extent the fair market value of the shares of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and the cash received in connection with the Separation by a U.S. holder exceeds the U.S. holder’s share of the current and accumulated earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger), the excess first will be treated as a nontaxable return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in Sun common stock, and any remaining excess will be treated as capital gain. Although Sun will be ascribing a value to the shares of New Sun common stock received in the Separation for tax purposes, this valuation is not binding on the U.S. Internal Revenue Service (“IRS”) or any other tax authority. These taxing authorities could ascribe a higher valuation to the shares, particularly if the stock trades at prices significantly above the value ascribed to the shares by Sun in the period following the Separation. You should consult your own tax advisor as to the particular tax consequences of the Separation to you.

New Sun may be required to indemnify Sabra for certain tax liabilities for taxable periods (or portions thereof) prior to and including the date of the Separation, which could have a material adverse effect on the business, financial position or results of operations of New Sun or Sabra.

Under the Tax Allocation Agreement, New Sun will be responsible for and will indemnify Sabra against (i) all federal income taxes, including any taxes resulting from the restructuring of Sun’s business and the distribution of shares of New Sun common stock to Sun’s stockholders, that are reportable on any tax return for periods prior to and including the Separation that includes Sabra or one of its subsidiaries, on the one hand, and New Sun or one of its subsidiaries, on the other hand, (ii) all state and local income taxes in jurisdictions in which it is expected that net operating losses or other tax attributes will be sufficient to offset tax liability for such returns in such periods, and (iii) all transfer taxes resulting from the restructuring of Sun’s business and the distribution of shares of New Sun common stock to Sun’s stockholders. With respect to non-income taxes (other than transfer taxes) and income taxes in state and local jurisdictions in which it is not expected that net operating losses or other tax attributes will be sufficient to offset tax liability, tax liability will be allocated between New Sun and Sabra using a closing of the books method on the date of Separation. See “Relationship Between New Sun and Sabra after the Separation and REIT Conversion Merger—The Tax Allocation Agreement” for a further description of the Tax Allocation Agreement. New Sun’s ability to satisfy any of these indemnification obligations may depend upon the future financial strength of New Sun. New Sun cannot determine at this time whether it will have to indemnify Sabra for any substantial obligations after the Separation. While there is no reason to believe that these indemnification obligations will be significant, there can be no assurance that this will be the case. There can also be no assurance that, if New Sun becomes obligated to indemnify Sabra for any substantial obligations, New Sun will have the ability to satisfy those obligations. If New Sun is required to make an indemnification payment or is unable to satisfy its indemnification obligations, there could be a material adverse effect on the business, financial position or results of operations of New Sun or Sabra, as the case may be.

Sun’s inability to obtain all material authorizations, consents, approvals and clearances of third parties including U.S. federal, state and local governmental agencies (“Third-Party Approvals”) in connection with the Separation or REIT Conversion Merger may have a material adverse effect on Sun’s ability to consummate the Separation and REIT Conversion.

There are numerous Third-Party Approvals that Sun must obtain to consummate the restructuring of Sun’s business in connection with the Separation and REIT Conversion Merger, including consents of mortgage lenders and landlords of Sun and its subsidiaries. Sun’s inpatient centers, rehabilitation therapy companies, health care staffing companies and hospice companies are extensively regulated by federal and state healthcare regulatory bodies and, in some instances, accreditation bodies. To consummate the restructuring of Sun’s business, Sun is required to file notices with, and in some jurisdictions obtain approvals or consents from, the various governmental agencies and commissions responsible for the licensure or certification of Sun’s inpatient centers and other lines of business. In some cases, these filings must be made, and approvals obtained, before the Separation can be completed.

Although Sun has commenced the process of seeking the necessary Third-Party Approvals required in connection with the Separation and REIT Conversion Merger, it currently does not have all the necessary Third-Party Approvals. There is no assurance that Sun will be able to obtain these Third-Party Approvals. Sun does not intend to consummate the Separation or the REIT Conversion Merger if it does not receive all required Third-Party Approvals, unless it believes that the inability to obtain one or more Third-Party Approvals would not reasonably be expected to have a material adverse effect on the business, financial position or results of operations of each of New Sun and Sabra. However, there can be no assurance that such a material adverse effect will not occur.

The historical and pro forma financial information included in this proxy statement/prospectus does not purport to be indicative of the results New Sun or Sabra would have achieved as separate, publicly traded companies and may not be a reliable indicator of future results.

The historical financial statements of Sun, which will become the historical financial statements of New Sun following the Separation, and the pro forma financial information of New Sun and Sabra included in this proxy statement/prospectus may not reflect the business, financial position or results of operations of New Sun or Sabra would have been had they been separate, publicly traded companies during the periods presented, or what their business, financial position or results of operations will be in the future when they are separate, publicly traded companies. This is primarily because of the following factors, among others:

•

Prior to the Separation and REIT Conversion Merger, the business of New Sun and the assets of Sabra were operated by Sun as part of one corporate organization and were not operated as stand-alone companies;

•	New Sun and Sabra will enter into transactions with each other that have not existed historically; and

•

Significant changes may occur in the cost structure, financing and business operations as a result of New Sun and Sabra operating as stand-alone companies. These changes may result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided and, as to Sabra, the legal, accounting, compliance and other costs associated with being a public company.

The pro forma financial information included in this proxy statement/prospectus includes adjustments based upon available information believed to be reasonable to reflect these factors. However, the assumptions may change and actual results may differ. In addition, the pro forma financial information does not include adjustments for estimated general and administrative expenses. For additional information about the basis of presentation of New Sun’s and Sabra’s pro forma financial information and Sun’s historical financial statements included in this proxy statement/prospectus, see “Description of Material Indebtedness,” “New Sun Pro Forma Capitalization,” “Sabra Pro Forma Capitalization and Supplemental Pro Forma Financial Information,” “New Sun Unaudited Pro Forma Consolidated Financial Statements,” “Sabra Unaudited Pro Forma Consolidated Financial Statements” and “Selected Financial Information and Other Data.”

The Separation and REIT Conversion could give rise to liabilities, disputes, increased costs or other unfavorable effects that may not have otherwise arisen, which could have a material adverse effect on the business, financial position or results of operations of New Sun or Sabra.

The Separation and REIT Conversion may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between New Sun and Sabra or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and each of New Sun and Sabra could experience unfavorable reactions to the Separation and REIT Conversion from employees, landlords, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties, or other effects could have a material adverse effect on the business, financial position or results of operations of New Sun or Sabra. In addition, following the completion of the Separation and REIT Conversion Merger, disputes between New Sun and Sabra could arise in connection with any of the Distribution Agreement, the Lease Agreements, the Tax Allocation Agreement or the Transition Services Agreement.

New Sun and Sabra may have been able to receive better terms from unaffiliated third parties than the terms they receive in agreements entered into in connection with the Separation.

The agreements to be entered into in connection with the Separation, including the Distribution Agreement, the Lease Agreements, the Tax Allocation Agreement and the Transition Services Agreement, have been negotiated in the context of New Sun’s separation from Sun while New Sun is still a part of Sun. Accordingly, these agreements may not reflect terms that may have been obtained from unaffiliated third parties. Some of the terms of the agreements negotiated in the context of the Separation include the initial cash position of each company, the initial indebtedness to be incurred by each company and the allocation of liabilities, rights and indemnification and other obligations between the companies. New Sun and Sabra may have received better terms under similar agreements from third parties.

If Sabra and New Sun are treated by the IRS as being under common control, both Sabra and New Sun could experience adverse tax consequences.

If Sabra and New Sun are treated by the IRS as being under common control, the IRS will be authorized to reallocate income and deductions between them to reflect arm’s length terms. Were the IRS successfully to establish that rents paid by New Sun to Sabra are excessive, (a) New Sun would be denied a deduction for the excessive portion and (b) New Sun would be subject to a penalty on the portion deemed excessive, each of which could have a material adverse effect on the business, financial position or results of operations of New Sun. In addition, New Sun stockholders would be deemed to have received a distribution that was then contributed to the capital of Sabra. To the extent that rents were insufficient, Sabra (i) would be subject to a penalty on the portion deemed insufficient and (ii) would be deemed to have made a distribution to its stockholders equal to the insufficiency, each of which could have a material adverse effect on the business, financial position or results of operations of Sabra.

Risks Associated with the Status of Sabra as a REIT

Because the timing of the REIT Conversion is not certain, Sabra may not realize the anticipated tax benefits from the REIT Conversion commencing with its taxable year beginning on January 1, 2011.

If the Separation and REIT Conversion Merger are delayed beyond December 31, 2010, Sabra will not be qualified to elect REIT status for the taxable year beginning on January 1, 2011. In that case, the U.S. federal income tax benefits attributable to its status as a REIT, including its ability to reduce its corporate-level U.S. federal income tax, would not be available for the taxable year beginning on January 1, 2011.

Failure to qualify as a REIT would subject Sabra to U.S. federal income tax, which would reduce the cash available for distribution to stockholders of Sabra.

Although Sabra intends to operate in a manner that will cause it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011, no assurance can be given that Sabra will be able to qualify for and maintain REIT status. The U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Moreover, the Separation and REIT Conversion Merger may complicate REIT compliance, including the requirement that any earnings and profits accumulated before the qualification of Sabra as a REIT be distributed by the end of the taxable year with respect to which Sabra’s REIT election is made. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT—Non-REIT Earnings and Profits.” Qualifying as a REIT also requires Sabra to meet various tests relating to various matters, including the sources of its gross income, the composition and value of its assets, its distribution levels to stockholders and the diversity of ownership of its shares. While Sabra intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in Sabra’s circumstances, no assurance can be given that Sabra will so qualify for any particular taxable year.

If Sabra were to fail to qualify as a REIT in any taxable year, it would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to U.S. federal income tax (including any applicable minimum tax) on its taxable income at corporate tax rates. Sabra’s payment of U.S. federal income tax would decrease the amount of its income available for distribution to its stockholders. If Sabra became disqualified, unless entitled to relief under certain Code provisions, Sabra also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, Sabra’s cash available for distribution would be reduced for each of the years involved. Although Sabra currently is expected to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the board of directors of Sabra to revoke the REIT election. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT.”

Sabra could fail to qualify as a REIT if income it receives from New Sun is not treated as qualifying income, which would subject Sabra to U.S. federal income tax at corporate tax rates.

Under applicable provisions of the Code, Sabra will not be treated as a REIT unless it satisfies various requirements, including requirements relating to the sources of its gross income. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT—Gross Income Tests.” Rents received or accrued by Sabra from New Sun will not be treated as qualifying rent for purposes of these requirements if the Lease Agreements are not respected as true leases for U.S. federal income tax purposes and are instead treated as service contracts, joint ventures or some other type of arrangement. If the Lease Agreements are not respected as true leases for U.S. federal income tax purposes, Sabra likely would fail to qualify as a REIT. In addition, rents received or accrued by Sabra from New Sun will not be treated as qualifying rent for purposes of these requirements if Sabra is treated, either directly or under the applicable attribution rules, as owning 10% or more of New Sun common stock. Sabra will be treated as owning, under the applicable attribution rules, 10% or more of New Sun common stock at any time that a stockholder owns, directly or under the applicable attribution rules, (a) 10% or more of Sabra common stock and (b) 10% or more of New Sun common stock. The provisions of Sabra’s charter will restrict the transfer and ownership of its common stock that would cause the rents received or accrued by Sabra from New Sun to be treated as non-qualifying rent for purposes of the REIT gross income requirements. The provisions of Sabra’s charter that will restrict the transfer and ownership of its common stock are described in “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.” Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that Sabra will not be treated as related to New Sun. If Sabra fails to qualify as a REIT, Sabra would be subject to U.S. federal income tax (including any applicable minimum tax) on its taxable income at corporate tax rates, which would decrease the amount of cash available for distribution to holders of Sabra common stock.

Failure of Sabra to make required distributions would subject Sabra to tax at corporate tax rates, which would reduce the cash available for distribution to holders of Sabra common stock.

In order to qualify as a REIT, Sabra generally will be required each year to distribute to its stockholders at least 90% of its net taxable income (excluding any net capital gain). In addition, Sabra will be subject to U.S. federal income tax on its undistributed taxable income at corporate tax rates and will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it during (or required to be paid during) any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year (other than capital gain income which Sabra elects to retain and pay tax on) and (iii) 100% of its undistributed income from prior years.

Sabra will be required to make distributions to its stockholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax. Sabra’s funds from operations, at least at the inception of Sabra, will be generated primarily by rents paid under the Lease Agreements. Differences in timing between taxable income and funds from operations could require Sabra to borrow funds on a short-term basis to meet the 90% distribution requirement and to avoid the nondeductible excise tax. Restrictions in Sabra’s indebtedness following the Separation and REIT Conversion Merger, including restrictions on Sabra’s ability to incur additional indebtedness or make certain distributions, could preclude it from meeting the 90% distribution requirement. See “Description of Material Indebtedness.” Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties or increases in the number of shares of Sabra common stock outstanding without commensurate increases in funds from operations each would adversely affect the ability of Sabra to maintain distributions to its stockholders. Moreover, the failure of New Sun to make rental payments under the Lease Agreements would materially impair the ability of Sabra to make distributions. Consequently, there can be no assurance that Sabra will be able to make distributions at the anticipated distribution rate or any other rate. See “Distribution and Dividend Policy—Sabra.”

Complying with REIT requirements may cause Sabra to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments, which could materially hinder Sabra’s performance.

To qualify as a REIT for U.S. federal income tax purposes, Sabra must continually satisfy certain tests, including tests concerning the sources of its income, the nature and diversification of its assets, the amounts it distributes to its stockholders and the ownership of its stock. In order to meet these tests, Sabra may be required to forego investments or acquisitions it might otherwise make. Thus, compliance with the REIT requirements may materially hinder its performance.

If Sabra has significant amounts of non-cash taxable income, Sabra may have to declare taxable stock dividends or make other non-cash distributions, which could cause Sabra’s stockholders to incur tax liabilities in excess of cash received.

Sabra currently intends to pay dividends in cash only, and not in-kind. However, if for any taxable year, Sabra has significant amounts of taxable income in excess of available cash flow, Sabra may have to declare dividends in-kind in order to satisfy the REIT annual distribution requirements. Sabra may distribute a portion of its dividends in the form of its stock or its debt instruments. In either event, a stockholder of Sabra common stock will be required to report dividend income as a result of such distributions even though Sabra distributed no cash or only nominal amounts of cash to such stockholder.

Pursuant to a recent revenue procedure issued by the IRS (Revenue Procedure 2010-12), the IRS has indicated that it will treat distributions from certain publicly traded REITs that are paid part in cash and part in stock

(through 2011) at the election of each stockholder as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT—Annual Distribution Requirements.” If Sabra makes such a distribution, U.S. holders would be required to include the full amount of the dividend (i.e., the cash and stock portion) as ordinary income to the extent of Sabra’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. holder may be required to pay income taxes with respect to such dividends in excess of the cash received. If a U.S. holder sells the Sabra stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. In addition, if a significant number of Sabra stockholders determine to sell shares of Sabra stock in order to pay taxes owed on dividends, these sales may put downward pressure on the trading price of Sabra stock.

Further, because IRS Revenue Procedure 2010-12 only applies through 2011, it is unclear whether and to what extent Sabra will be able to pay taxable dividends in cash and/or stock in later years. Moreover, various tax aspects of a taxable dividend payable in cash and/or stock are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable dividends payable in cash and/or stock, including on a retroactive basis, or assert that the requirements for such taxable dividends have not been met.

Sabra’s charter will restrict the transfer and ownership of its stock, which may restrict change of control or business combination opportunities in which Sabra stockholders might receive a premium for their shares.

In order for Sabra to maintain its qualification as a REIT for each taxable year after 2011, no more than 50% of the value of its outstanding stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Code. For the purpose of preserving its REIT qualification, Sabra’s charter will prohibit, subject to certain exceptions, direct, indirect and constructive ownership of more than 9.9% in value or number of shares, whichever is more restrictive, of Sabra’s outstanding common stock or more than 9.9% in value of Sabra’s outstanding stock. See “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock” and “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT—Organizational Requirements.” The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. The ownership limits may have the effect of discouraging an acquisition of control of Sabra without the approval of its board of directors.

Sabra could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT.

Sabra will own appreciated assets that were held before Sabra elected to be treated as a REIT. If such appreciated property is sold in a taxable transaction within the ten-year period following Sabra’s qualification as a REIT, Sabra will generally be subject to corporate tax on that gain to the extent of the built-in gain in that property at the time Sabra became a REIT. The total amount of gain on which Sabra can be taxed is limited to its net built-in gain at the time it became a REIT, i.e., the excess of the aggregate fair market value of its assets at the time it became a REIT over the adjusted tax bases of those assets at that time. Sabra would be subject to this tax liability even if it qualifies and maintains its status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and Sabra’s distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. Sabra may choose not to sell in a taxable transaction appreciated assets it might otherwise sell during the ten-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If Sabra sells such assets in a taxable transaction, the amount of corporate tax that Sabra will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time Sabra became a REIT. The amount of tax could be significant.

Sabra may be subject to adverse legislative or regulatory tax changes that could reduce the market price of its common stock.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax law could materially adversely affect Sabra stockholders. Sabra cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to Sabra or its stockholders may be changed. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Legislative or Other Actions Affecting REITs.”

Risks Relating to New Sun’s Business

New Sun’s business will be dependent on reimbursement rates under federal and state programs, and legislation or regulatory action may reduce or otherwise materially adversely affect the reimbursement rates.

Like Sun currently, New Sun’s revenues will be heavily dependent on payments administered under the Medicare and Medicaid programs. The economic downturn has caused many states to institute freezes on or reductions in Medicaid reimbursements to address state budget concerns. Moreover, for the 2010 federal fiscal year (commencing October 1, 2009), the Centers for Medicare and Medicaid Services (“CMS”) effectively reduced Medicare reimbursement rates and, for the 2011 federal fiscal year, CMS will be implementing changes to the Resource Utilization Group classification system, which may materially adversely impact New Sun’s Medicare revenues. In addition, the skilled nursing center exception to the statutory cap on Medicare reimbursements for therapy services is scheduled to expire on December 31, 2010. If the skilled nursing center exception is not extended, reimbursement for therapy services rendered to New Sun’s residents and patients will be reduced.

In addition to these reductions, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. Aspects of certain of these initiatives, such as further reductions in funding of the Medicare and Medicaid programs, additional changes in reimbursement regulations by CMS, enhanced pressure to contain healthcare costs by Medicare, Medicaid and other payors, and additional operational requirements, could materially adversely affect New Sun.

Healthcare reform may affect New Sun’s revenues and increase New Sun’s costs and otherwise materially adversely affect New Sun’s business.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law. Together, these two measures make the most sweeping and fundamental changes to the U.S. health care system since the creation of Medicare and Medicaid. These new laws include a large number of health-related provisions that are scheduled to take effect over the next four years, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. New Sun cannot predict the exact effect these newly enacted laws or any future legislation or regulation will have on it, including future reimbursement rates and occupancy in New Sun’s inpatient facilities.

New Sun’s revenue and collections may be materially adversely affected by the economic downturn.

In addition to state and federal budgetary actions that will impact the amount of reimbursements that New Sun will receive for services under state and federal programs, a continuation or worsening of the recent economic downturn could result in reduced demand for the staffing services that New Sun will provide through or to other healthcare providers and could impact New Sun’s ability to collect receivables from nongovernmental sources. If economic conditions do not improve or if they worsen, demand could be reduced for New Sun’s therapy and staffing services, which could have a material adverse effect on New Sun’s business, financial position or results of operations.

Delays in collecting or the inability to collect New Sun’s accounts receivable could materially adversely affect New Sun’s cash flows and financial position.

Prompt billing and collection will be important factors in New Sun’s liquidity. Billing and collection of New Sun’s accounts receivable will be subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payors. New Sun’s inability to bill and collect on a timely basis pursuant to these regulations and rules could subject New Sun to payment delays that could negatively impact New Sun’s cash flows and ultimately New Sun’s financial position in a material manner. In addition, commercial payors and other customers, as well as individual patients, may be unable to make payments to New Sun for which they are responsible. A continuation or worsening of recent unfavorable economic conditions may result in a decrease in New Sun’s ability to collect accounts receivable from some of New Sun’s customers, in which case New Sun will have to make larger allowances for doubtful accounts or incur bad debt write-offs, each of which could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun’s business will be subject to reviews, audits and investigations under federal and state programs and by private payors, which could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun will be subject to review, audit or investigation by federal and state governmental agencies to verify compliance with the requirements of the Medicare and Medicaid programs and other federal and state programs. Audits under the Medicare and Medicaid programs have intensified in recent years. Private payors also may have a contractual right to review or audit New Sun’s files. Any review, audit or investigation could result in various actions, including New Sun’s paying back amounts that New Sun will have been paid pursuant to these programs, New Sun’s paying fines or penalties, the suspension of New Sun’s ability to collect payment for new residents to a skilled nursing center, exclusion of a skilled nursing center from participation in one or more governmental programs, revocation of a license to operate a skilled nursing center, or loss of a contract with a private payor. Any of these events could have a material adverse effect on New Sun’s business, financial position or results of operations.

Possible changes in the case mix of residents and patients as well as payor mix and payment methodologies could materially affect New Sun’s revenue and profitability.

The sources and amount of New Sun’s revenues will be determined by a number of factors, including the licensed bed capacity and occupancy rates of New Sun’s healthcare centers, the mix of residents and patients and the rates of reimbursement among payors. Likewise, services provided by New Sun’s ancillary businesses will vary based upon payor and payment methodologies. Changes in the case mix of the residents and patients as well as payor mix among private pay, Medicare and Medicaid could materially affect New Sun’s profitability. In particular, any significant decrease in New Sun’s population of high-acuity residents and patients or any significant increase in New Sun’s Medicaid population could have a material adverse effect on New Sun’s business, financial position or results of operations, especially if states operating Medicaid programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Unfavorable resolution of litigation matters and disputes could have a material adverse effect on New Sun’s business, financial position or results of operations.

Skilled nursing center operators, including New Sun’s inpatient services subsidiaries, will from time to time be subject to lawsuits seeking to hold them liable for alleged negligent or other wrongful conduct of employees that allegedly result in injury or death to residents of the centers. Sun currently has numerous patient care lawsuits pending against it, as well as other types of lawsuits, to which New Sun will succeed or become obligated after the Separation. Adverse determinations in legal proceedings, including potential punitive damages, and any adverse publicity arising therefrom could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun will rely primarily on self-funded insurance programs for general and professional liability and workers’ compensation claims against it, and any claims not covered by, or in excess of, New Sun’s insurance coverage limits could have a material adverse effect upon New Sun’s business, financial position or results of operations.

New Sun intends to self-insure for the majority of its insurable risks, including general and professional liabilities, workers’ compensation liabilities and employee health insurance liabilities, through the use of self-insurance or self-funded insurance policies, which vary by the states in which New Sun will operate. New Sun will rely upon self-funded insurance programs for general and professional liability claims up to $5.0 million per claim, which amounts New Sun will be responsible for funding. New Sun intends to maintain excess insurance for claims above this amount. There is a risk that the amounts funded to New Sun’s programs of self-insurance and future cash flows may not be sufficient to respond to all claims asserted under those programs.

There is no assurance that a claim in excess of New Sun’s insurance coverage limits will not arise. A claim against New Sun that is not covered by, or is in excess of, the coverage limits provided by its excess insurance policies could have a material adverse effect upon New Sun’s business, financial position or results of operations. Furthermore, there is no assurance that New Sun will be able to obtain adequate excess liability insurance in the future or that, if such insurance is available, it will be available on acceptable terms.

New Sun’s operations will be extensively regulated and adverse determinations against New Sun could result in severe penalties, including loss of licensure and decertification.

In the ordinary course of its business, New Sun will be subject to a wide variety of federal, state and local laws and regulations and to federal and state regulatory scrutiny and supervision in various areas, including referral of patients, false claims under Medicare and Medicaid, health and safety laws, environmental laws and the protection of health information. Such regulatory scrutiny often includes inquiries, civil and criminal investigations, examinations, audits, site visits and surveys, some of which are non-routine. If it is found to have engaged in improper practices, New Sun could be subject to civil, administrative or criminal fines, penalties or restitutionary relief or corporate settlement agreements with federal, state or local authorities, and reimbursement authorities could also seek New Sun’s suspension or exclusion from participation in their programs. The exclusion of centers from participating in Medicare or Medicaid could have a material adverse effect on New Sun’s business, financial position or results of operations. New Sun cannot predict the future course of any laws or regulations to which New Sun will be subject, including Medicare and Medicaid statutes and regulations, the intensity of federal and state enforcement actions or the extent and size of any potential sanctions, fines or penalties. Changes in existing laws or regulations, or the enactment of new laws or regulations, could result in changes to New Sun’s operations requiring significant capital expenditures or additional operating expenses. Evolving interpretations of existing, new or amended laws and regulations or heightened enforcement efforts could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun’s hospice business will be subject to a cap on the amount paid by Medicare and other Medicare payment limitations, which limitations could materially adversely affect New Sun’s hospice revenues and earnings.

Payments made by Medicare for hospice services are subject to a cap amount on a per hospice basis. New Sun’s ability to comply with this limitation will depend on a number of factors, including the number of admissions, average length of stay, acuity level of New Sun’s patients and patients that transfer into and out of New Sun’s hospice programs. New Sun’s hospice revenue and profitability could be materially reduced if New Sun is unable to comply with this and other Medicare payment limitations.

New Sun’s business is dependent on referral sources, which have no obligation to refer residents and patients to New Sun’s skilled nursing centers, and the failure of New Sun to maintain its existing referral sources, develop new relationships or achieve or maintain a reputation for providing high quality of care could materially adversely affect New Sun.

New Sun will rely on referrals from physicians, hospitals and other healthcare providers to provide its skilled nursing centers with its patient population. These referral sources are not obligated to refer business to New Sun and may refer business to other long-term care providers. After the Separation, if New Sun fails to maintain its existing referral sources, fails to develop new relationships or fails to achieve or maintain a reputation for providing high quality of care, New Sun’s patient population, payor mix, revenue and profitability could be materially adversely affected.

Providers of commercial insurance and other nongovernmental payors are increasingly seeking to control costs, which efforts could materially adversely impact New Sun’s revenues.

Private insurers are seeking to control healthcare costs through direct contracts with healthcare providers, and reviews of the propriety of, and charges for, services provided. These private payors are increasingly demanding discounted fee structures. These cost control efforts could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun will face national, regional and local competition, which could materially limit New Sun’s ability to attract and retain residents or to expand New Sun’s business.

The healthcare industry is highly competitive and subject to continual changes in the methods by which services are provided and the types of companies providing services. New Sun’s nursing and rehabilitation centers will compete primarily on a local and regional basis with many long-term care providers, some of whom may own as few as a single nursing center. New Sun’s ability to compete successfully will vary from location to location depending on a number of factors, including the number of competing centers in the local market, the types of services available, quality of care, reputation, age and appearance of each center and the cost of care in each locality. Increased competition in the future could limit New Sun’s ability to attract and retain residents or to expand New Sun’s business.

State efforts to regulate the construction or expansion of healthcare providers could impair New Sun’s ability to expand its operations or make acquisitions.

Some states require healthcare providers (including skilled nursing centers, hospices and assisted living centers) to obtain prior approval, in the form of a certificate of need (a “CON”), for the purchase, construction or expansion of healthcare centers, capital expenditures exceeding a prescribed amount or changes in services or bed capacity. To the extent that New Sun is unable to obtain any required CON or other similar approvals, New Sun’s expansion could be materially adversely affected. New Sun cannot make any assurances that it will be able to obtain a CON or other similar approval for any future projects requiring this approval.

New Sun may be unable to reduce costs to offset completely any decreases in its revenues.

Reduced levels of occupancy in New Sun’s healthcare centers or reductions in reimbursements from Medicare and Medicaid could materially adversely impact New Sun’s cash flow and revenues. Fluctuations in New Sun’s occupancy levels may become more common as New Sun increases its emphasis on patients with shorter stays but higher acuities. If New Sun is unable to put in place corresponding adjustments in costs in response to declines in census or other revenue shortfalls, New Sun would be unable to prevent future decreases in earnings. New Sun’s centers will be able to reduce some of their costs as occupancy decreases, although the decrease in costs will in most cases be less than the decrease in revenues. However, New Sun’s centers will not be able to reduce their costs of providing care to offset a decrease in reimbursement revenues from federal and state programs.

New Sun may be materially adversely affected by an industry-wide shortage of qualified center care-provider personnel and increasing labor costs.

New Sun, like other providers in the long-term care industry, may have difficulties in retaining qualified personnel to staff its healthcare centers, particularly nurses, and in such situations New Sun may be required to use temporary employment agencies to provide additional personnel. The labor costs are generally higher for temporary employees than for full-time employees. In addition, many states in which New Sun will operate have increased minimum staffing standards. As minimum staffing standards are increased, New Sun may be required to retain additional staffing. In addition, New Sun may experience increases in its labor costs primarily due to higher wages and greater benefits required to attract and retain qualified personnel and to increase staffing levels in its centers.

A similar situation exists in the rehabilitation therapy industry. New Sun, like other providers in the long-term care industry, may have difficulties in hiring a sufficient number of rehabilitation therapists. Under these circumstances, New Sun, like others in this industry, may be required to offer higher compensation to attract and retain these personnel, and New Sun may be forced to rely on independent contractors, at higher costs, to fulfill its contractual commitments with its customers. Contractual commitments, regulatory limitations and the market for these services may make it difficult for New Sun to pass through these increased costs to its customers.

If New Sun is unable to meet minimum staffing standards, New Sun may be subject to fines or other sanctions and increased costs, which could materially adversely affect its profitability.

Increased attention to the quality of care provided in skilled nursing centers has caused several states to mandate, and other states to consider mandating, minimum staffing laws that require minimum nursing hours of direct care per resident per day. These minimum staffing requirements further increase the gap between demand for and supply of qualified professionals, and lead to higher labor costs. Failure to comply with minimum staffing requirements can result in fines and requirements that New Sun provide a plan of correction.

New Sun’s ability to satisfy minimum staffing requirements depends upon New Sun’s ability to attract and retain qualified healthcare professionals, including nurses, certified nurse’s assistants and other personnel. Attracting and retaining these personnel is difficult, given existing shortages of these employees in the labor markets in which New Sun will operate. Furthermore, if states do not appropriate additional funds (through Medicaid program appropriations or otherwise) sufficient to pay for any additional operating costs resulting from minimum staffing requirements, New Sun’s profitability could be materially adversely affected.

If New Sun loses its key management personnel, New Sun may not be able to successfully manage its business and achieve its objectives, which could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun’s success will depend in large part upon the leadership and performance of New Sun’s executive management team, particularly William A. Mathies, New Sun’s chief executive officer, L. Bryan Shaul, New Sun’s chief financial officer, and key employees at the operating level. If New Sun loses the services of any of its executive officers or any of its key employees at the operating or regional level, New Sun may not be able to replace them with similarly qualified personnel, which could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun could be materially adversely affected by its level of indebtedness.

Prior to completion of the Separation, New Sun anticipates entering into a $285.0 million credit agreement. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit)

that is expected to be undrawn at the time of the Separation. In addition, following the Separation, subsidiaries of New Sun will have mortgage indebtedness to third parties of approximately $4.3 million on certain of the New Sun Retained Properties based on the outstanding principal amount of such indebtedness at June 30, 2010. The level of New Sun’s indebtedness could have adverse consequences to New Sun, such as requiring it to dedicate a substantial portion of its cash flows from operations to payments on its debt, limiting its ability to fund, and potentially increasing the cost of funding, working capital, capital expenditures, acquisitions and other general corporate requirements and making New Sun more vulnerable to general adverse economic and industry conditions. If New Sun fails to comply with the payment requirements or financial covenants contained in its debt agreements, it would be required to seek waivers from its lenders. Seeking these waivers may be difficult or expensive to obtain and, if New Sun fails to obtain any necessary waivers, the resulting default would allow the lenders to accelerate the maturity of the indebtedness, which could have a material adverse effect on New Sun’s business, financial position or results of operations.

An increase in market interest rates could increase New Sun’s interest costs on existing and future debt and could adversely affect its stock price.

If interest rates increase, so could New Sun’s interest costs for any new debt. This increased cost could make the financing of any acquisition more costly. New Sun may incur more variable interest rate indebtedness in the future. Rising interest rates could limit New Sun’s ability to refinance existing debt when it matures, or cause New Sun to pay higher interest rates upon refinancing and increased interest expense on refinanced indebtedness.

Covenants in New Sun’s debt agreements may limit its operational flexibility, and a covenant breach could materially adversely affect its business, financial position or results of operations.

The agreements governing New Sun’s indebtedness are expected to contain customary covenants that will include restrictions on New Sun’s ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures. These restrictions may limit New Sun’s operational flexibility or require New Sun to approach its lenders for consent to allow New Sun to implement its business plans. Such a consent could be difficult or expensive to obtain. New Sun’s failure to comply with such restrictions and other covenants could materially adversely affect New Sun’s business, financial position or results of operations or New Sun’s ability to incur additional indebtedness or refinance existing indebtedness.

New Sun intends to seek acquisitions and other strategic opportunities, which may result in the use of a significant amount of management resources or significant costs, and New Sun may not be able to fully realize the potential benefit of such transactions.

New Sun intends to seek acquisitions and other strategic opportunities. Accordingly, it may often be engaged in evaluating potential transactions and other strategic alternatives. In addition, from time to time, it may engage in discussions that may result in one or more transactions. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, New Sun may devote a significant amount of its management resources to such a transaction, which could negatively impact its operations. In addition, New Sun may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and in combining its operations if such a transaction is completed. In the event that New Sun consummates an acquisition or strategic alternative in the future, there is no assurance that it would fully realize the potential benefit of such a transaction.

New Sun does not expect to pay any dividends for the foreseeable future, which will affect the extent to which New Sun’s investors realize any future gains on their investment.

It is anticipated that New Sun will be prohibited by the terms of its debt agreements from paying dividends to holders of its common stock, and New Sun does not anticipate that it will pay any dividends to holders of its common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Delaware law and provisions in New Sun’s certificate of incorporation and bylaws may delay or prevent takeover attempts by third parties and therefore inhibit New Sun’s stockholders from realizing a premium on their stock.

New Sun will be subject to the anti-takeover provisions of Section 203 of the DGCL. This section prevents any stockholder who owns 15% or more of New Sun’s outstanding common stock from engaging in certain business combinations with New Sun for a period of three years following the time that the stockholder acquired such stock ownership unless certain approvals were or are obtained from New Sun’s board of directors or the holders of 66 2/3% of New Sun’s outstanding common stock (excluding the shares of New Sun common stock owned by the 15% or more stockholder). New Sun’s certificate of incorporation and bylaws also contain several other provisions that may make it more difficult for a third party to acquire control of New Sun without the approval of New Sun’s board of directors. These provisions include (i) advance notice for raising business or making director nominations at meetings, (ii) an affirmative vote of the holders of 66 2/3% of New Sun’s outstanding common stock for stockholders to remove directors or amend New Sun’s bylaws or certain provisions of New Sun’s certificate of incorporation and (iii) the ability to issue “blank check” preferred stock, which New Sun’s board of directors, without stockholder approval, can designate and issue with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of shares of New Sun common stock as New Sun’s board of directors may designate and issue preferred stock with terms that are senior to shares of New Sun common stock.

New Sun’s board of directors can use these and other provisions to discourage, delay or prevent a change in the control of New Sun or a change in New Sun’s management. Any delay or prevention of a change of control transaction or a change in New Sun’s board of directors or management could deter potential acquirors or prevent the completion of a transaction in which New Sun’s stockholders could receive a substantial premium over the then current market price for their shares. These provisions could also limit the price that investors might be willing to pay for shares of New Sun common stock.

New Sun will lease substantially all of its centers and could experience risks relating to lease termination, lease extensions, and special charges, which could have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun faces risks because of the number of centers that its subsidiaries will lease, including the 87 centers that they will lease from Sabra under the Lease Agreements. Each of these lease agreements, including the Lease Agreements, provides that the lessor may terminate the lease for a number of reasons, including, subject to applicable cure periods, the default in any payment of rent, taxes or other payment obligations or the breach of any other covenant or agreement in the lease. Termination of any of the lease agreements, including the Lease Agreements, could result in a default under New Sun’s debt agreements and could have a material adverse effect on New Sun’s business, financial position or results of operations. Although New Sun believes that its subsidiaries will be able to renew their lease agreements, including the Lease Agreements, that they wish to extend, there is no assurance that they will succeed in obtaining extensions in the future at rental rates and other terms that New Sun believes to be reasonable, or at all. Moreover, if some centers should prove to be unprofitable, New Sun and the subsidiary lessees could remain obligated for lease payments even if they decided to withdraw from those locations. New Sun could incur special charges relating to the closing of such centers including lease termination costs, impairment charges and other special charges that would reduce New Sun’s profits and could have a material adverse effect on New Sun’s business, financial position or results of operations.

Natural disasters and other adverse events may harm New Sun’s centers and residents.

New Sun’s centers and residents may suffer harm as a result of natural or other causes, such as storms, earthquakes, floods, fires and other conditions. Such events can disrupt New Sun’s operations, negatively affect New Sun’s revenues, and increase New Sun’s costs or result in a future impairment charge. For example, nine of

New Sun’s healthcare centers will be in Florida, which is prone to hurricanes, and 15 of New Sun’s healthcare centers and New Sun’s executive offices will be in California, which is prone to earthquakes.

Environmental compliance costs and liabilities associated with New Sun’s centers may have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun will be subject to various federal, state and local environmental and health and safety laws and regulations with respect to its centers. These laws and regulations address various matters, including asbestos, fuel oil management, wastewater discharges, air emissions, medical wastes and hazardous wastes. The costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. For example, as an operator of a center, New Sun may be held liable for costs relating to the investigation and clean up of any property from which there has been a release or threatened release of a regulated material. In addition to these costs, which are typically not limited by law or regulation, New Sun could be liable for certain other costs, including governmental fines and injuries to persons, other property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. Such environmental compliance costs and liabilities may have a material adverse effect on New Sun’s business, financial position or results of operations.

New Sun’s ability to use Sun’s net operating losses (“NOLs”) and other tax attributes to offset future taxable income could be limited by an ownership change and/or decisions by California and other states to suspend the use of NOLs.

Sun has significant NOLs, tax credits and amortizable goodwill available to offset its future U.S. federal and state taxable income. New Sun’s ability to utilize these NOLs and other tax attributes may be subject to significant limitations under Section 382 of the Code (and applicable state law) after the Separation if New Sun undergoes an ownership change. New Sun will inherit only a portion of these NOLs as a result of the Separation. An ownership change occurs for purposes of Section 382 of the Code if certain events occur, including 5% stockholders (i.e., stockholders who own or have owned 5% or more of New Sun stock (with certain groups of less-than-5% stockholders treated as single stockholders for this purpose)) increasing their aggregate percentage ownership of New Sun stock by more than fifty percentage points above the lowest percentage of the stock owned by these stockholders at any time during the relevant testing period. An issuance of shares of New Sun common stock in connection with acquisitions or for any other reason can contribute to or result in an ownership change under Section 382. Stock ownership for purposes of Section 382 of the Code is determined under a complex set of attribution rules, so that a person is treated as owning stock directly, indirectly (i.e., through certain entities) and constructively (through certain related persons and certain unrelated persons acting as a group). In the event of an ownership change, Section 382 imposes an annual limitation (based upon New Sun’s value at the time of the ownership change, as determined under Section 382 of the Code) on the amount of taxable income and tax liabilities a corporation may offset with NOLs and other tax attributes, such as tax credit carryforwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL and tax credit carryforwards. As a result, New Sun’s inability to utilize these NOLs or credits as a result of any ownership changes could materially adversely impact New Sun’s business, financial position or results of operations.

In addition, California and certain states have suspended use of NOLs for certain taxable years, and other states are considering similar measures. As a result, New Sun may incur higher state income tax expense in the future. Depending on New Sun’s future tax position, continued suspension of New Sun’s ability to use NOLs in states in which New Sun is subject to income tax could have a material adverse impact on New Sun’s business, financial position or results of operations.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on New Sun’s ability to report its financial results on a timely and accurate basis.

New Sun will be required to maintain internal control over financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Failure to maintain such controls could result in misstatements in New Sun’s financial statements and potentially subject New Sun to sanctions or investigations by the SEC or other regulatory authorities or could cause New Sun to delay the filing of required reports with the SEC and New Sun’s reporting of financial results. Any of these events could result in a decline in the price of shares of New Sun common stock.

Risks Relating to Sabra’s Business

Sabra will be dependent on New Sun until it substantially diversifies its portfolio, and an event that has a material adverse effect on New Sun’s business, financial position or results of operations could have a material adverse effect on Sabra’s business, financial position or results of operations.

Immediately following the Separation, subsidiaries of New Sun will be the lessees of all of Sabra’s properties (with New Sun guaranteeing the obligations under the leases) and, therefore, the sole source of Sabra’s revenues. There can be no assurance that New Sun and its subsidiaries will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations under the Lease Agreements. The inability of New Sun and its subsidiaries to meet their rent obligations could materially adversely affect Sabra’s business, financial position or results of operations including its ability to pay dividends to its stockholders as required to maintain its status as a REIT. The inability of New Sun and its subsidiaries to satisfy their other obligations under the Lease Agreements such as the payment of taxes, insurance and utilities could have a material adverse effect on the condition of the leased properties as well as on the business, financial position and results of operations of Sabra. For these reasons, if New Sun were to experience a material adverse effect on its business, financial position or results of operations, Sabra’s business, financial position or results of operations could also be materially adversely affected.

Due to Sabra’s dependence on rental payments from New Sun and its subsidiaries as its primary source of revenues, Sabra may be limited in its ability to enforce its rights under the Lease Agreements or to terminate a lease thereunder. Failure by New Sun and its subsidiaries to comply with the terms of the Lease Agreements or to comply with the healthcare regulations to which the leased properties are subject could require Sabra to find another lessee for such leased property and there could be a decrease or cessation of rental payments by New Sun and its subsidiaries. In such event, Sabra may be unable to locate a suitable lessee at similar rental rates or at all, which would have the effect of reducing Sabra’s rental revenues.

Sabra may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate publicly traded company focused on owning a portfolio of healthcare properties.

Sabra has no historical operations and may not at the time of the Separation and REIT Conversion Merger have the infrastructure necessary to operate as a separate publicly traded company. Upon the completion of the Separation and REIT Conversion Merger, New Sun will be obligated to provide certain transition services as set forth under the Transition Services Agreement to allow Sabra time, if necessary, to build the infrastructure necessary to operate as a separate publicly traded company. Following the expiration of the Transition Services Agreement, New Sun will be under no obligation to provide further assistance to Sabra. Because Sabra’s business has not been operated as a separate publicly traded company, Sabra cannot assure you that it will be able to successfully implement the infrastructure necessary to operate as a separate publicly traded company or that Sabra will not incur costs in excess of anticipated costs to establish such infrastructure.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on Sabra’s ability to report its financial results on a timely and accurate basis.

Sabra will be required to maintain internal control over financial reporting pursuant to Rule 13a-15 under the Exchange Act. Failure to maintain such controls could result in misstatements in Sabra’s financial statements and potentially subject Sabra to sanctions or investigations by SEC or other regulatory authorities or could cause Sabra to delay the filing of required reports with the SEC and Sabra’s reporting of financial results. Any of these events could result in a decline in the price of shares of Sabra common stock.

Sabra’s management has limited experience operating a REIT and there is no assurance that its management team’s past experience with the acquisition, development and disposition of healthcare facilities will be sufficient to manage successfully Sabra’s business as a REIT.

The requirements for qualifying as a REIT are highly technical and complex. Neither Sun nor Sabra has ever operated as a REIT, and Sabra’s management has limited experience in complying with the income, asset and other limitations imposed by the REIT provisions of the Code. Those provisions are complex and the failure to comply with those provisions in a timely manner could prevent Sabra from qualifying as a REIT or could force Sabra to pay unexpected taxes and penalties. In such event, Sabra’s net income would be reduced and Sabra could incur a loss, which could materially harm its business, financial position or results of operations. In addition, while Mr. Matros has approximately 20 years of experience in the acquisition, development and disposition of skilled nursing facilities and other healthcare facilities, Mr. Andrews has over 10 years of experience in both the provision of healthcare services and healthcare real estate and Ms. Nevo-Hacohen has more than 20 years of experience in real estate finance, acquisition and development, there is no assurance that this past experience will be sufficient to enable them to successfully manage Sabra’s portfolio of properties as required by its business plan or the REIT provisions of the Code.

The continued volatility in the financial markets may impair Sabra’s ability to raise capital, refinance existing obligations or acquire healthcare properties, each of which may materially adversely impact its business, financial position or results of operations.

The global financial markets have undergone and may continue to experience pervasive and fundamental disruptions. In order to achieve its growth and diversification objectives, Sabra will need to raise capital. The continuation of volatility in the global financial markets could have a material adverse effect on Sabra’s ability to do so. The capital markets have experienced and may continue to experience significant events, including extreme pricing volatility, dislocations and liquidity disruptions, all of which may contribute further to downward pressure on stock prices, widening credit spreads on prospective debt financing and declines in the market values of U.S. and foreign stock exchanges. The sustainability of an economic recovery is uncertain and additional levels of market disruption and volatility could impact Sabra’s ability to obtain new financing or refinance its existing obligations as they mature.

Sabra’s level of indebtedness could materially adversely affect its financial position in many ways, including reducing funds available for other business purposes and reducing its operational flexibility.

Prior to completion of the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. Sabra, through the Operating Partnership, also anticipates that it will have $100.0 million in additional borrowings available under a secured revolving credit facility. In addition, following the Separation, Sabra’s subsidiaries will have mortgage indebtedness to third parties of approximately $150.0 million ($167.9 million after giving effect to a mortgage refinancing completed in August 2010 and other anticipated mortgage refinancings) on certain of the 87 properties to be owned by subsidiaries of Sabra following completion of the Separation based on the outstanding principal amount of such indebtedness at June 30, 2010. Although it is anticipated that Sabra’s debt agreements will restrict the amount of its indebtedness, Sabra may incur additional indebtedness in the future to refinance mortgages on its properties or to finance newly-acquired properties. Any significant additional indebtedness could require a substantial portion of Sabra’s cash flow to make interest and principal payments due on its indebtedness. Greater demands on its cash resources may reduce funds available to Sabra to pay dividends, make capital expenditures and acquisitions, or carry out other aspects of its business strategy. Increased indebtedness can also limit its ability to adjust rapidly to changing market conditions, make Sabra more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for it compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit Sabra’s operational flexibility, including its ability to acquire properties, finance or refinance its properties, contribute properties to joint ventures or sell properties as needed.

Covenants in Sabra’s debt agreements may limit its operational flexibility, and a covenant breach or default could materially adversely affect its business, financial position or results of operations.

The agreements governing Sabra’s indebtedness are expected to contain customary covenants, including restrictions on Sabra’s ability to incur additional indebtedness, including secured indebtedness, pay dividends, repurchase its capital stock, make certain investments, create limitations on the ability of Sabra’s subsidiaries to pay Sabra dividends or distributions, enter into transactions with affiliates and merge or consolidate or sell all or substantially all of its assets. These restrictions may limit Sabra’s operational flexibility. For example, mortgages on its properties contain customary covenants such as those that restrict its ability, without the consent of the lender, to further encumber or sell the applicable properties or replace the applicable tenant. Such consent could be difficult or expensive to obtain. Breaches of certain covenants may result in defaults under the mortgages on Sabra’s properties and cross-defaults under certain of its other indebtedness, even if Sabra satisfies its payment obligations to the respective obligee. In addition, defaults under the Lease Agreements, including defaults associated with the bankruptcy of the applicable tenant, may result in a default under the underlying mortgage and cross-defaults under certain of Sabra’s other indebtedness. Covenants that limit Sabra’s operational flexibility as well as defaults under its debt instruments could have a material adverse effect on Sabra’s business, financial position or results of operations.

An increase in market interest rates could increase Sabra’s interest costs on existing and future debt and could adversely affect its stock price.

If interest rates increase, so could Sabra’s interest costs for any new debt. This increased cost could make the financing of any acquisition more costly. Rising interest rates could limit Sabra’s ability to refinance existing debt when it matures or cause Sabra to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay for Sabra’s assets and consequently limiting Sabra’s ability to reposition its portfolio promptly in response to changes in economic or other conditions.

Further, the dividend yield on Sabra common stock, as a percentage of the price of such common stock, influences the price of such common stock. Thus, an increase in market interest rates may lead prospective purchasers of Sabra common stock to expect a higher dividend yield, which would adversely affect the market price of Sabra common stock.

Sabra intends to pursue acquisitions of additional healthcare properties, which may result in the use of a significant amount of management resources or the incurrence of significant costs and Sabra may not be able to fully realize the potential benefit of such transactions.

Sabra intends to pursue acquisitions of additional healthcare properties. Accordingly, it may often be engaged in evaluating potential transactions and other strategic alternatives. In addition, from time to time, Sabra may engage in discussions that may result in one or more transactions. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, Sabra may devote a significant amount of its management resources to such a transaction, which could negatively impact its operations. In addition, Sabra may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the contemplated transactions are completed and in combining its operations if such a transaction is completed. In the event that Sabra consummates an acquisition or strategic alternative in the future, there can be no assurance that the potential benefit of such a transaction will be fully realized.

The fact that Sabra must distribute 90% of its net taxable income in order to maintain its qualification as a REIT may limit Sabra’s ability to rely upon rental payments from its leased properties or subsequently acquired properties in order to finance acquisitions. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions might be limited or curtailed.

Required regulatory approvals can delay or prohibit transfers of Sabra’s healthcare properties, which could result in periods in which Sabra is unable to receive rent for such properties.

Sabra’s tenants will be operators of skilled nursing and other healthcare facilities, which operators must be licensed under applicable state law and, depending upon the type of facility, certified or approved as providers under the Medicare and/or Medicaid programs. Prior to the transfer of the operations of such healthcare properties to successor operators, the new operator generally must become licensed under state law and, in certain states, receive change of ownership approvals under CON laws (which provide for a certification that the state has made a determination that a need exists for the beds located on the property) and, if applicable, Medicare and Medicaid provider approvals. In the event that an existing lease is terminated or expires and a new tenant is found, then any delays in the new tenant receiving regulatory approvals from the applicable federal, state or local government agencies, or the inability to receive such approvals, may prolong the period during which Sabra is unable to collect the applicable rent.

Sabra is dependent on the healthcare industry and may be susceptible to the risks associated with healthcare reform, which could materially adversely affect its business, financial position or results of operations.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law. Together, these two measures make the most sweeping and fundamental changes to the U.S. health care system since the creation of Medicare and Medicaid. These new laws include a large number of health-related provisions that are scheduled to take effect over the next four years, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges, and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. Because all of Sabra’s properties will be used as healthcare properties, Sabra will be impacted by the risks associated with the healthcare industry, including healthcare reform. While the expansion of healthcare coverage may result in some additional demand for services provided by New Sun and other tenants, reimbursement may be lower than the cost required to provide such services, which could materially adversely affect the ability of New Sun and other tenants to generate profits and pay rent under their lease agreements with Sabra and thereby could materially adversely affect Sabra’s business, financial position or results of operations.

Sabra may not be able to sell properties when it desires because real estate investments are relatively illiquid, which could have a material adverse effect on its business, financial position or results of operations.

Real estate investments generally cannot be sold quickly. In addition, some and potentially substantially all of Sabra’s properties will serve as collateral for its secured debt obligations and cannot readily be sold unless the underlying mortgage indebtedness is concurrently repaid. Sabra may not be able to vary its portfolio promptly in response to changes in the real estate market. A downturn in the real estate market could materially adversely affect the value of Sabra’s properties and its ability to sell such properties for acceptable prices or on other acceptable terms. Sabra also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or portfolio of properties. These factors and any others that would impede Sabra’s ability to respond to adverse changes in the performance of its properties could have a material adverse effect on the business, financial position or results of operations of Sabra.

Real estate is a competitive business and this competition may make it difficult for Sabra to identify and purchase suitable healthcare properties.

Sabra will operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors, some of whom are significantly larger and have greater resources and lower costs of capital than Sabra. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet Sabra’s investment objectives. If Sabra cannot identify and purchase a sufficient quantity of healthcare properties at favorable prices or if it is unable to finance acquisitions on commercially favorable terms, its business, financial position or results of operations could be materially adversely affected.

If Sabra loses its key management personnel, it may not be able to successfully manage its business and achieve its objectives.

Sabra’s success depends in large part upon the leadership and performance of its executive management team, particularly Richard K. Matros, its chief executive officer. If Sabra loses the services of Mr. Matros, Sabra may not be able to successfully manage its business or achieve its business objectives.

Sabra will have a limited number of employees and, accordingly, the loss of any of its employees could harm Sabra’s operations.

Following the Separation and REIT Conversion Merger, Sabra expects to employ six to ten full-time employees, including its executive officers. Accordingly, the impact Sabra may feel from the loss of one of its full-time employees may be greater than the impact such a loss would have on a larger organization. While it is anticipated that Sabra could find replacements for its personnel, the loss of their services could harm Sabra’s operations, at least in the short term.

Sabra may experience uninsured or underinsured losses, which could result in a significant loss of the capital it has invested in a property, decrease anticipated future revenues or cause it to incur unanticipated expense.

While the Lease Agreements will require, and new lease agreements are expected to require, that comprehensive insurance and hazard insurance be maintained by the tenants, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

Environmental compliance costs and liabilities associated with real estate properties owned by Sabra may materially impair the value of those investments.

As an owner of real property, Sabra or its subsidiaries will be subject to various federal, state and local environmental and health and safety laws and regulations. Although Sabra will not operate or manage its properties, it or its subsidiaries may be held primarily or jointly and severally liable for costs relating to the investigation and clean up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether Sabra knew of or caused the release.

In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, Sabra could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination.

Although Sabra intends to require its operators and tenants to undertake to indemnify it for environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the tenant or operator to indemnify Sabra. The presence of contamination or the failure to remediate contamination may adversely affect Sabra’s ability to sell or lease the real estate or to borrow using the real estate as collateral.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of Sabra or reduce the value of its stock.

Upon completion of the REIT Conversion Merger, certain provisions of the MGCL and of Sabra’s charter and bylaws may have an anti-takeover effect. The following provisions of Maryland law and these governing documents could have the effect of making it more difficult for a third party to acquire control of Sabra, including certain acquisitions that Sabra’s stockholders may deem to be in their best interests:

•	the charter will contain transfer and ownership restrictions on the percentage by number and value of outstanding shares of Sabra stock that may be owned or acquired by any stockholder;

•

the charter permits the issuance of one or more classes or series of preferred stock with rights and preferences to be determined by the board of directors and permits the board of directors of Sabra, without stockholder action, to amend the charter to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series that Sabra has authority to issue;

•

“business combination” provisions of Maryland law, subject to certain limitations, impose a moratorium on business combinations with “interested stockholders” or affiliates thereof for five years and thereafter impose additional requirements on such business combinations;

•	the bylaws require advance notice of stockholder proposals and director nominations; and

•	the bylaws may only be amended by the board of directors of Sabra.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference herein contain forward-looking statements and information. Any statements that do not relate to historical or current facts or matters are forward-looking statements.

Examples of forward-looking statements include all statements regarding the expected future financial position, results of operations, cash flows, liquidity, financing plans, business strategy, budgets, the impact of reductions in reimbursements and other changes in government reimbursement programs, the timing and impact of the Separation and REIT Conversion, the expected amounts and timing of dividends and distributions, the expected or intended tax treatment for the Separation and REIT Conversion and transactions related thereto, the outcome and costs of litigation, projected expenses and capital expenditures, competitive position, growth opportunities and potential acquisitions, plans and objectives of management for future operations and compliance with and changes in governmental regulations. You can identify some of the forward-looking statements by the use of forward-looking words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may” and other similar expressions, although not all forward-looking statements contain these identifying words.

You are cautioned that any forward-looking statements made in this proxy statement/prospectus or the documents incorporated by reference herein are not guarantees of future performance and that you should not place undue reliance on any of such forward-looking statements. The forward-looking statements are based on the information currently available and are applicable only as of the date on the cover of this proxy statement/prospectus or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements. You should carefully consider the risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including those set forth under the heading “Risk Factors” and those described in Sun’s filings with the SEC, including Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Sun’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2010. None of Sun, New Sun or Sabra intend, nor do they undertake any obligation, to update the forward-looking statements to reflect future events or circumstances.

INFORMATION ABOUT THE SPECIAL MEETING OF SUN STOCKHOLDERS

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Sun’s board of directors for use at the special meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of special meeting of stockholders.

Date, Time and Place of the Special Meeting

The special meeting will be held on                     , 2010 at the Hilton Hotel, located at 18800 MacArthur Blvd., Irvine, CA 92612 at 8:00 a.m., local time, and at any adjournment or postponement thereof.

Purpose of the Special Meeting

At the special meeting, you will be asked to consider and vote on the following proposals:

•	a proposal to approve the Separation (Proposal No. 1);

•	a proposal to adopt the agreement and plan of merger by and between Sun and Sabra to implement the REIT Conversion Merger (Proposal No. 2);

•

a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger (Proposal No. 3); and

•	such other business as may properly come before the special meeting or any postponement or adjournment thereof.

Recommendation of the Board of Directors of Sun

The board of directors of Sun has unanimously approved the Separation and REIT Conversion, including the agreement and plan of merger to implement the REIT Conversion Merger, and has determined that these actions are advisable and in the bests interests of Sun and its stockholders. Sun’s board of directors unanimously recommends that Sun stockholders vote “FOR” Proposal No. 1 to approve the Separation, “FOR” Proposal No. 2 to adopt the agreement and plan of merger to implement the REIT Conversion Merger and “FOR” Proposal No. 3 to approve adjournment of the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation or adopt the agreement and plan of merger.

Vote Required

The Separation. The affirmative vote of a majority of outstanding shares of Sun common stock present, either in person or represented by proxy, at the special meeting and entitled to vote on the proposal is required to approve the Separation. If you “ABSTAIN” from voting on approval of the Separation, the effect will be the same as a vote against the Separation. Stockholder approval of the Separation is not required by applicable law, although it is a condition to the completion of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation—Conditions to the Separation.” Sun will not complete the Separation and REIT Conversion Merger as contemplated in this proxy statement/prospectus if Sun’s stockholders do not approve the Separation at the special meeting. However, if stockholder approval is not obtained, Sun reserves the right to consider, and implement without stockholder approval if permitted by applicable law, other restructuring plans in the future, and such plans may be substantially similar to the transactions proposed in this proxy statement/prospectus.

The REIT Conversion Merger. The affirmative vote of a majority of the outstanding shares of Sun common stock entitled to vote at the special meeting is required to adopt the agreement and plan of merger to implement the REIT Conversion Merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on adoption of the agreement and plan of merger, the effect will be the same as a vote against the adoption of the agreement and plan of merger.

Adjournment of the Special Meeting. The affirmative vote of a majority of outstanding shares of Sun common stock present, either in person or represented by proxy, at the special meeting and entitled to vote on the proposal is required to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger. If you “ABSTAIN” from voting on the adjournment, the effect will be the same as a vote against the adjournment of the special meeting.

Record Date; Shares Entitled to Vote; Quorum

Only stockholders of record at the close of business on September 15, 2010, the record date for the special meeting, will be entitled to notice of and to vote at the special meeting. At the close of business on the record date for the special meeting, 74,772,768 shares of Sun common stock were outstanding and entitled to vote. The holders of a majority in voting power of the outstanding shares of Sun common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting and any adjournments or postponements thereof.

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the directions provided to you to have your shares voted at the special meeting. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares without your instructions on matters that are not considered routine. Sun believes that the Separation proposal, the REIT Conversion Merger proposal and the proposal to adjourn the special meeting are each considered not to be routine matters. Therefore, your broker cannot vote shares of Sun common stock that it holds in “street name” on any of the proposals unless you return the voting instruction form you received from your broker. Accordingly, Sun does not believe that there will be any broker non-votes occurring in connection with any of the proposals at the special meeting. Please note, however, that if you properly return the voting instruction form to your broker but do not indicate how you want your shares to be voted, Sun believes your shares generally will be voted “FOR” all of the proposals listed in the notice for the special meeting.

Other Matters

As of the date of this proxy statement/prospectus, the board of directors of Sun is not aware of any business to be acted upon at the special meeting of Sun stockholders other than as described in this proxy statement/prospectus. If any other matters should properly come before the special meeting, or any adjournment or postponement thereof, the persons named in the proxy will have discretion to vote on such other matters in accordance with their best judgment.

To Attend the Special Meeting of Sun Stockholders

Only stockholders as of the close of business on the record date for the special meeting, authorized proxy holders and Sun’s guests may attend the special meeting. Your name will be verified against the list of stockholders of record on the record date for the special meeting prior to your being admitted to the special meeting. If you are not a stockholder of record but hold shares in “street name” through a bank, broker or other nominee, you should provide proof of beneficial ownership on the record date for the special meeting, such as your most recent account statement, a copy of the voting instruction card provided by your bank, broker or nominee, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you will not be admitted to the special meeting.

If you attend the special meeting in person, you will be permitted to vote your shares in person rather than signing and returning your proxy card or providing other proxy or voting instructions. Please note, however, that if your shares are held in “street name,” you may not vote your shares in person at the special meeting unless you receive a “legal proxy” from your bank, broker or other nominee giving you the right to vote the shares at the special meeting.

Communications by Sun Stockholders with Sun

Any written revocation of a proxy or other communications in connection with this proxy statement/prospectus and any requests for additional copies of this proxy statement/prospectus or the proxy card should be addressed to Sun Healthcare Group, Inc., 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109, Attention: Investor Relations. If you have any questions or need further assistance in voting your shares of Sun common stock, please call Sun at (505) 468-2341 or Sun’s proxy solicitation agent, Innisfree M&A, at (212) 750-5833.

Your vote is important. Please sign, date and return your proxy card or submit your proxy and/or voting instructions by telephone or through the Internet promptly.

THE PROPOSALS

Overview of the Separation and REIT Conversion

Pursuant to the restructuring plan approved by the board of directors of Sun to separate Sun’s real estate assets and its operating assets into two publicly traded companies, Sun will reorganize, through a series of internal corporate restructurings. After the restructuring, subsidiaries of Sabra will hold all of Sun’s owned real property (other than the New Sun Retained Properties). Subsidiaries of Sabra will assume the liabilities of Sun, including mortgage indebtedness to third parties, that are related to the real property to be owned by the subsidiaries. All of Sun’s operations and other assets and liabilities will be held or assumed by New Sun or by one or more of its subsidiaries. In connection with the Separation, New Sun and Sabra will enter into certain agreements, including the Lease Agreements pursuant to which subsidiaries of New Sun will lease from subsidiaries of Sabra all of the real property that Sabra’s subsidiaries will own immediately following the restructuring of Sun’s business (representing 87 of the 203 properties that Sun’s subsidiaries operated as of July 1, 2010).

Upon satisfaction or waiver of the conditions to the Separation and REIT Conversion Merger, Sun will effect the Separation by distributing to its stockholders on a pro rata basis all of the outstanding shares of New Sun common stock. Each Sun stockholder as of the record date for the Separation will receive one share of New Sun common stock for every three shares of Sun common stock such stockholder owns on this record date. At the time of the Separation, Sun will also make an additional cash distribution to its stockholders. The actual amount of the cash distribution will not be determined until the time of the Separation, but Sun currently expects it to be approximately $0.17 per share, resulting in an aggregate cash distribution to Sun’s stockholders of approximately $13 million. Sun will then implement the REIT Conversion Merger by merging with and into Sabra, with Sabra surviving the merger as a Maryland corporation and each Sun stockholder receiving one share of Sabra common stock in exchange for every three shares of Sun common stock owned by such stockholder at the effective time of the REIT Conversion Merger. In connection with both the Separation and REIT Conversion Merger, cash will be paid in lieu of fractional shares. The Separation and REIT Conversion Merger are expected to occur in the fourth quarter of 2010.

Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Following the REIT Conversion, Sabra intends to be a self-managed and self-administered REIT. Sabra intends to operate through an umbrella partnership (commonly referred to as an UPREIT) structure in which substantially all of its properties and assets will be held by Sabra Health Care Limited Partnership, a Delaware limited partnership, of which Sabra is the sole general partner, or by subsidiaries of this partnership.

Background of the Separation and REIT Conversion

Sun’s management and board of directors regularly evaluate the operations and business strategies of Sun. In connection with such evaluations, management often utilizes the services of a financial advisor, MTS Health Partners, L.P. (“MTS”). In the fall of 2009, management began working with MTS to consider various strategies that would accomplish its goal of increasing stockholder value. Management selected MTS for this project because of MTS’s familiarity with Sun and the industries in which Sun operates and MTS’s experience in similar projects. MTS was instructed to assist Sun’s board of directors and management in the development and review of strategies that would accomplish its goal of increasing stockholder value. No limitations were imposed by management or Sun’s board of directors in connection with the work performed by MTS on this project. One of the factors considered by Sun’s management and MTS in developing strategies to accomplish the goal of increasing stockholder value was their view that the trading price of Sun’s common stock did not fully recognize the value of Sun’s real estate assets, which primarily consist of the land and buildings in which many of Sun’s inpatient facilities operate. Sun increased, through acquisitions, the number of owned inpatient facilities from 14 in 2005 to 91 in 2009. Sun’s management also consulted with Jefferies & Company, Inc. (“Jefferies”), as a co-financial advisor, regarding the feasibility of capital market transactions and the best method to realize value in Sun’s real estate assets. Management selected Jefferies as co-financial advisor because of Jefferies’ expertise and experience in similar projects.

On February 17, 2010, Sun’s board of directors held a special meeting to discuss corporate strategy. Management and representatives of MTS presented information regarding various matters, including the current market valuation of Sun, a review of the financial projections prepared by management, Sun’s financing needs and a potential amendment to Sun’s current senior credit facility. Representatives of MTS also presented the following strategies to accomplish the goal of increasing stockholder value: (i) the potential sale of certain non-strategic operating assets or a sale-leaseback of Sun’s real estate assets, (ii) potential balance sheet restructuring alternatives through the issuance of Sun equity, debt or convertible debt securities, (iii) a potential spinoff of Sun’s real estate assets, (iv) the potential acquisition of long-term care operations or hospice operations of varying sizes, and (v) a potential sale of Sun. Management did indicate to the board its view that separating the real estate assets from the operating assets in a spinoff would, in its view, be the best method of increasing stockholder value in the context of then-current market conditions. In discussing the potential spinoff of Sun’s real estate assets, representatives of MTS identified several considerations. The main advantages of the spinoff that were discussed included the incremental value creation for Sun stockholders, the elimination of federal “double taxation” on profits driven from Sun’s real estate, regular cash dividends to stockholders and the creation for Sun stockholders of a separately traded, growth-oriented REIT vehicle, as well as the continued availability of the strategic alternatives discussed above. The considerations identified included potential variances in expected financial performance, pro forma leverage and valuation of each entity, tax consequences of the spinoff, third-party approvals and consents that would be required to complete the spinoff and the associated transaction costs.

Representatives of MTS also presented an analysis of expected pro forma capital structures for each of New Sun and Sabra, an analysis of future financial performance of Sun and Sabra based on projections prepared by management, analyses of a range of potential implied future trading prices and leverage levels for Sun, New Sun and Sabra common stock based on management’s financial projections or other estimates provided to MTS by management as well as a comparison of the trading multiples for certain comparable public companies. These analyses implied a potential combined valuation for Sabra and New Sun that would exceed the current valuation for Sun. Following the presentations, Sun’s board of directors discussed advantages and disadvantages of the alternatives presented to it, particularly in light of uncertain capital markets and the level of Sun’s indebtedness. The main factors that were considered as advantages or disadvantages, as applicable, of the various strategies included the amount of incremental value that would be created for Sun stockholders, the period of time it would take to recognize the incremental value that would be created, the amount of dilution to Sun stockholders, the amount of Sun’s indebtedness and its impact on Sun’s ability to make acquisitions, and the general market for, and ability to finance, acquisitions by Sun or the sale of Sun’s operations.

At the February 17 meeting, the board also discussed its fiduciary obligations in connection with the consideration of these strategies. At the conclusion of the meeting, the board authorized management to continue exploration of a proposed spinoff of Sun’s real estate assets. Although no final conclusions were made at this meeting, the board determined not to pursue the other possible alternatives as they appeared to be less likely to result in the same level of stockholder return as a spinoff due to market conditions. Sun’s board of directors also met privately with Sun’s Chief Financial Officer, Mr. Shaul, and then with the President and Chief Operating Officer of SunBridge, Mr. Mathies, to understand and discuss their respective views on the proposed transaction and the impact of the transaction on Sun’s operations. The board then met in executive session, independent of management, to allow the board members an opportunity to freely express their thoughts or concerns about the transaction. This executive session did not result in any changes to the board’s decision to proceed with exploring the proposed spinoff.

On March 25, 2010, at a regularly scheduled meeting of Sun’s board of directors, Sun’s management and representatives of MTS reported the results of the further investigations regarding a proposed spinoff. Representatives of MTS made another presentation that utilized the same types of analyses as its February 17 presentation and was based upon updated financial projections and estimates prepared by management. Representatives of MTS also reviewed a qualitative and quantitative comparison of the operations, financial performance, financial risk and strategic opportunities of Sun as compared to New Sun, noting that New Sun would have substantially the same operating profile and strategic opportunities as Sun. Management and the MTS representatives then answered questions from directors concerning several issues identified in the investigations, including tax issues, the projected equity values of the two companies following a spinoff, necessary financings and estimates of costs. The board then discussed with management the timing and logistics for the transaction and the consequences of terminating the transaction at various points in the proposed timeline. The board also met in executive session and discussed matters incident to the proposed spinoff, including the management team of New Sun and the relationship between New Sun and Sabra. At the conclusion of the meeting, the board, agreeing with management that a separation of Sun’s real estate and healthcare operations was the best alternative to create incremental value for stockholders, authorized management to pursue the proposed spinoff and to incur related costs.

On April 27, 2010, Sun’s board of directors held a telephonic meeting to discuss matters incident to the Separation and REIT Conversion Merger, including formation of a special committee (the “Committee”) to discuss and oversee the preparation of leases and other agreements between Sabra and New Sun. The Committee members consisted of Gregory S. Anderson, Christian K. Bement and Steven M. Looney. These directors were selected for the Committee because of their respective experiences and skill sets in financial and legal issues. The purpose of the Committee was to discuss and approve proposed agreements to be entered into between Sabra and New Sun, including the Lease Agreements, and such other matters as would be appropriate for the Committee to act upon based on the advice of counsel. In addition, at the board meeting, a representative of Fried Frank, outside counsel to Sun, discussed with the directors their fiduciary obligations with respect to the Separation and REIT Conversion Merger and presented information about the proposed Rights Plan. The Rights Plan, which would discourage stockholders from owning in excess of 9.9% of the outstanding Sun common stock, was designed to ensure compliance with the stock ownership requirements applicable to REITs and deter a stockholder from intentionally interfering with the Separation and REIT Conversion.

The Committee held an initial organizational telephonic meeting on April 27, during which the members discussed their approach to the lease approval process. The Committee held additional telephonic meetings on May 3, May 5 and May 11, 2010 to discuss proposed lease terms, with the objective of deciding upon the form of Lease Agreements, with terms that are generally consistent with market terms. At the May 3 and May 5 meetings, the Committee discussed how it would approach consideration of the Lease Agreements as well as the other agreements that would need to be entered into between Sabra and New Sun prior to the Separation. In addition, at each of these meetings, the Committee considered and discussed significant terms of the Lease Agreements, including the duration of the leases, rent escalators, assignment provisions, security and guaranty provisions, covenants and reporting obligations, events of default and remedies, capital improvements and reserve requirements, purchase options, rights of first offer and insurance provisions. These terms did not constitute a full review of the Lease Agreements, drafts of which had not yet been prepared. Management and Sun’s outside real estate counsel assisted in the Committee’s deliberations, which included discussion of comparable terms in other leases to which Sun’s subsidiaries are parties and accounting treatment of certain terms. At each of the meetings, the Committee provided its views as to the proposed lease terms, and, at each of the May 5 and May 11 meetings, reviewed revised lease terms that reflected the Committee’s discussions and management recommendations. At the May 11 meeting, the Committee approved lease terms that formed the basis of the Lease Agreements, subject to review and approval of the final form of Lease Agreements.

On May 6, 2010, Sun’s board of directors held a telephonic meeting to discuss the Separation and related matters. At the meeting, the board, with the advice of counsel, discussed the Committee’s duties. In addition, Mr. Matros updated the board on the projected timing to complete the Separation and discussed a proposed offering of Sun’s common stock prior to the Separation, the proceeds of which would be used to reduce Sun’s indebtedness. In addition, representatives of Fried Frank presented to the board the proposed Rights Plan for its consideration and further discussion at a subsequent meeting. The board also discussed valuation of the proposed stock dividend and availability of sufficient capital surplus for the dividend.

On May 24, 2010, Sun’s board of directors met again telephonically to discuss the Separation. Management provided updates to the board regarding the timing of, and other matters incident to, the Separation. In addition, the board authorized implementation of the Rights Plan and the filing with the SEC of registration statements containing a proxy statement for a special meeting of stockholders to approve the Separation and REIT Conversion Merger.

On June 17, 2010, Sun’s board of directors met at a regularly scheduled meeting. Among the matters discussed at the meeting was the status of the Separation. Representatives of MTS made another presentation that utilized the same types of analyses as its February 17 and March 25 presentations, updated to incorporate the then-current trading valuations of Sun and comparable companies to both New Sun and Sabra. Representatives of MTS also reviewed the potential impact of a range of potential sizes and offering prices for a public offering of Sun common stock in connection with the Separation. Management and representatives of MTS also responded to questions from the directors based upon the materials presented. At this meeting, the board authorized a public offering of Sun common stock. The board also met separately from management to discuss the proposed Separation based on the updated information provided by management and representatives of MTS and to confirm that each of the Sun directors still viewed the Separation favorably. The executive session of the Sun board did not result in any changes to the board’s decision to proceed with the Separation.

On August 27, 2010, Sun’s board of directors held a telephonic meeting to discuss proposed debt structures for both Sabra and New Sun. Representatives of MTS and management discussed with the board the proposed financings and the relative advantages and disadvantages of secured and unsecured indebtedness, focusing on levels of debt required, indicative interest rates, availability of letters of credit, covenant flexibility and maturities. The board authorized management to pursue, for Sabra, an issue of unsecured senior notes and a secured revolving credit facility and, for New Sun, a secured credit facility that would include term loans, a letter of credit facility and a revolving credit facility.

On September 13, 2010, the Committee held a telephonic meeting to review the drafts of the Lease Agreements, the Distribution Agreement, the Transition Services Agreement and the Tax Allocation Agreement. Sun’s management, in-house counsel and outside real estate counsel participated in the meeting to assist the Committee in its review and discussion of the agreements. At the conclusion of the meeting, the Committee approved each of the agreements in the forms presented to the Committee.

On September 14, 2010, Sun’s board of directors held a telephonic meeting to review the drafts of the Lease Agreements, the Distribution Agreement, the Transition Services Agreement, the Tax Allocation Agreement and the Merger Agreement. Sun’s management and in-house counsel participated in the meeting to assist the board in its review and discussion of the agreements. In addition, representatives of MTS participated in the meeting to discuss with the board the selection of a distribution ratio to include in the Distribution Agreement and an exchange ratio to include in the Merger Agreement. Members of the Committee reported to the board their approval on September 13, 2010 of the forms of the Lease Agreements, the Distribution Agreement, the Transition Services Agreement and the Tax Allocation Agreement. At the conclusion of the meeting, the board of directors approved each of the agreements in the forms presented to the board, and approved a distribution ratio of one share of New Sun common stock for every three shares of Sun common stock held by a Sun stockholder and an exchange ratio of one share of Sabra common stock for every three shares of Sun common stock held by a Sun stockholder.

Reasons for the Separation and REIT Conversion

The board of directors of Sun believes that the Separation and REIT Conversion will more readily enable Sun stockholders to maximize their investment in Sun by giving them a continuing interest in a healthcare company that will concentrate on providing quality care to residents and patients as well as a tax-advantaged REIT security that is expected to provide both the opportunity for consistent cash dividends and capital appreciation. New Sun is expected to benefit from the Separation as it will be able to pursue its growth strategies with significantly less debt on its balance sheet. Sabra is expected initially to grow its portfolio through the acquisition of skilled nursing and senior housing facilities, including assisted living, independent living and continuing care retirement community facilities. As Sabra acquires additional properties and expands its portfolio, it expects to further diversify by geography, asset class and tenant within the healthcare sector.

Upon conversion to REIT status, Sabra will benefit from the tax advantages that apply to REITs, including that it will generally not be subject to U.S. federal corporate income taxes. Sabra intends to make quarterly distributions that are at least sufficient to satisfy the annual distribution requirements for REITs. See “Distribution and Dividend Policy—Sabra” and “Material U.S. Federal Income Tax Consequences.”

In its discussions of the proposed Separation, Sun’s board of directors considered a number of risks and potentially negative factors, including the changes in management, potential disruptions to Sun’s businesses while seeking to effect the Separation or as a result of the Separation, risks associated with refinancing Sun’s debt and the necessity of an equity offering to pay down Sun’s indebtedness before the Separation could be completed, the potential inability to achieve the benefits expected from the Separation, the reaction of Sun’s stockholders to the Separation, the number of consents and approvals required from stockholders, lenders, landlords and regulatory authorities, the possibility that the Separation might not be completed and the costs, including tax costs, of the Separation.

Accounting Treatment for the Separation and REIT Conversion

Following the Separation, New Sun, through its subsidiaries, will continue the business and operations of Sun and its subsidiaries. Sabra will not have operated prior to the Separation. Immediately following the Separation and REIT Conversion Merger, Sabra, through its subsidiaries, will own all of Sun’s owned real property (other than the New Sun Retained Properties). The owned real property to be held by subsidiaries of Sabra includes fixtures and certain personal property associated with the real property. The only material liabilities of Sabra and its subsidiaries will consist of indebtedness incurred by Sabra at the time of the Separation and mortgage indebtedness to third parties on the real property to be owned by subsidiaries of Sabra. The liabilities of New Sun and its subsidiaries will consist of indebtedness of New Sun incurred or assumed at the time of the Separation and substantially all of the liabilities of Sun and its subsidiaries immediately prior to the Separation, excluding indebtedness of Sun repaid at the time of the Separation and mortgage indebtedness assumed by subsidiaries of Sabra. The historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun at the time of the Separation. At the time of the Separation, the balance sheet of Sabra will include the owned real property and mortgage indebtedness on the real property as well as indebtedness incurred by Sabra prior to completion of the Separation. The statement of operations and cash flows of Sabra will consist solely of its operations after the Separation.

The assets and liabilities of Sabra will be recorded at their respective historical carrying values at the time of the Separation in accordance with the provisions of FASB ASC 505-60, “Spinoffs and Reverse Spinoffs.” Sun has concluded that the Separation should be accounted for as a reverse spinoff, and accordingly, the assets and liabilities to be distributed will be recorded based on the historical carrying values after reduction, if appropriate, for any indicated impairment of value. Indicators that a spinoff should be accounted for as a reverse spinoff include:

•	whether the “legal” spinnee (i.e., New Sun) is larger than the “legal” spinnor (i.e., Sabra) based on a comparison of assets, revenues and earnings;
•	the relative fair value of the “legal” spinnor to the “legal” spinnee; and
•	which entity retains the majority of senior management after the spinoff.

Based on these and other factors, the Separation will be accounted for as a reverse spinoff where New Sun is designated as the “accounting” spinnor and Sabra is designated as the “accounting” spinnee.

Regulatory Approvals Required for the Separation and REIT Conversion Merger

Sun’s inpatient centers, rehabilitation therapy companies, health care staffing companies and hospice companies are extensively regulated by federal and state healthcare regulatory bodies and, in some instances, accreditation bodies. In connection with the Separation and to consummate the restructuring of Sun’s business, Sun will be required to file notices with, and in some jurisdictions obtain approvals or consents from, the various governmental agencies and commissions responsible for the licensure or certification of Sun’s inpatient centers and other lines of business. In some cases, these filings must be made, and approvals obtained, before the Separation can be completed. All of such filings have been made, and Sun is seeking to obtain the requisite approvals. In other cases, notice filings will need to be made by New Sun after the Separation has been completed.

Sun does not believe that any other material federal or state regulatory approvals will be required in connection with the Separation or the REIT Conversion.

Treatment of Equity Awards

Except as described below for Mr. Matros, Sun options, whether vested or unvested, and unvested restricted stock units of Sun will be converted, and adjusted as described below, into awards with respect to shares of New Sun common stock. The number of shares subject to and the exercise price of each converted option, and the number of shares subject to each unvested restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger. These converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards, including the applicable vesting conditions. Each Sun restricted stock unit which has vested but the payment of which has been deferred to a later date is currently expected to be converted into an award with respect to the same number of shares of New Sun common stock and Sabra common stock that a Sun stockholder will receive for each share of Sun common stock in connection with the Separation and REIT Conversion Merger (i.e., one share of New Sun common stock and one share of Sabra common stock for every three such restricted stock units). In addition, under the terms of the outstanding restricted stock unit awards, the holders of such awards will receive in connection with the Separation, or if later, at the time the restricted stock units vest, a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation. Based upon the expected amount of the cash distribution of $0.17 per share, the aggregate amount of the cash distribution, assuming all of the outstanding restricted stock units become fully vested, is expected to be approximately $180,000. The actual amount of the distribution will not be determined until the time of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation.” Holders of Sun options do not have rights to receive cash distributions.

The Sun options and restricted stock units held by Mr. Matros will be converted into awards with respect to shares of Sabra common stock. Like the other Sun awards described above, the number of shares subject to and the exercise price of each converted option, and the number of shares subject to each restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards, and the converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards (including the applicable vesting conditions). Mr. Matros does not currently hold any restricted stock units which have vested but the payment of which has been deferred. However, like the holders of other Sun restricted stock unit awards described above, Mr. Matros will receive a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation when and if his converted restricted stock units vest.

In addition to the converted Sun awards, Mr. Matros is also expected to receive an initial equity award directly from Sabra. While the amount, type and terms and conditions of the equity award expected to be granted by Sabra to Mr. Matros have not yet been determined by Sabra, this equity award is expected to reflect the Sabra compensation committee’s determination of an appropriate equity compensation package for Mr. Matros’ services following the Separation and REIT Conversion Merger in his position as Chief Executive Officer of Sabra, and will also take into account the lower value (as determined under the principles used to calculate the grant date fair value of equity awards for purposes of Sun’s financial statements or a similar methodology) of the converted Sabra options due to Sabra’s structure. Sabra currently anticipates that this equity award will have a grant date fair value approximately equivalent to the grant date fair value of the equity awards granted to Mr. Matros by Sun as part of his annual compensation for his services to Sun.

PROPOSAL NO. 1—APPROVAL OF THE SEPARATION

Holders of Sun common stock are being asked to approve the Separation. Sun stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Separation.

Manner of Effecting the Separation

In the event Sun stockholders approve the Separation and adopt the agreement and plan of merger to implement the REIT Conversion Merger and the board of directors of Sun proceeds with the Separation, each Sun stockholder as of the record date for the Separation will receive one share of New Sun common stock for every three shares of Sun common stock such stockholder owns on this record date. The timing of the Separation will ultimately depend upon the satisfaction or waiver of certain conditions, including obtaining stockholder approval of the Separation and REIT Conversion Merger and completing the debt financing transactions. See “—Conditions to the Separation.”

American Stock Transfer will serve as the distribution agent for the Separation. On the distribution date for the Separation, American Stock Transfer will electronically issue shares of New Sun common stock to holders of Sun common stock who hold such shares on the record date for the Separation, or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form. As soon as practicable after the distribution date for the Separation, an account statement will be mailed to each holder of Sun common stock who holds such shares on the record date for the Separation, stating the number of shares of New Sun common stock received by such stockholder in the Separation. See “—Trading Between the Record Date for the Separation and the Distribution Date for the Separation” for a discussion of the effect of the distribution on any shares sold after the record date for the Separation but prior to the distribution date. All shares of New Sun common stock so distributed will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See “Description of New Sun Capital Stock.”

No fractional shares of New Sun common stock will be issued in connection with the Separation. Instead, American Stock Transfer will aggregate all fractional shares that would otherwise have been distributed to Sun stockholders into whole shares, sell these whole shares in the open market at prevailing market prices and distribute the net cash proceeds from these sales to those stockholders who would have been entitled to receive fractional shares. This payment will be made from these sales on a pro rata basis based on the fractional interest in a share of New Sun common stock that the stockholder would have otherwise been entitled to receive. The amount of the cash payment will depend on the prices at which the aggregated fractional shares are sold by American Stock Transfer and the timing of such payment will be based upon the time that will be necessary for American Stock Transfer to sell these shares in an orderly manner. New Sun will be responsible for the payment of any brokerage or other fees in connection with the sale of aggregated fractional shares of New Sun common stock. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares.

Additionally, on the distribution date for the Separation, Sun intends to make a cash distribution to holders of Sun common stock who hold such shares on the record date for the Separation to assist them with any U.S. federal income tax due on the taxable portion of the distribution of New Sun common stock. The taxable portion of the stock distribution will be based on the “earnings and profits” for calendar year 2010 of Sun (i.e., Sabra following the REIT Conversion Merger) as determined for tax purposes (“E&P”). The calculation of E&P begins with taxable income and includes adjustments for items such as U.S. federal tax liability (deduction) and tax-exempt income (add back). E&P is a measure used for tax purposes and is not directly comparable to net income or any other GAAP financial measure.

Sun estimates that its E&P for calendar year 2010 will be in the range of $80 to $85 million. Therefore, when Sun distributes shares of New Sun common stock, which are expected to have a total value significantly in excess of E&P for calendar year 2010, Sun expects that the entire $80 to $85 million (or approximately $1.07 to $1.14 per share) will be taxable as dividend income. See “Material U.S. Federal Income Tax Consequences—U.S. Federal

Income Tax Consequences of the Separation—U.S. Holders of Sun Common Stock.” The cash distribution of $13 million (approximately $0.17 per share) is intended to reimburse stockholders for the estimated U.S. tax impact of the dividend income using an assumed U.S. federal income tax rate for dividends of 15% and rounding up to the nearest million. Because each stockholder has different tax attributes and could be subject to a U.S. federal income tax rate that exceeds 15%, there can be no assurance that the cash distribution will be sufficient to pay the entire U.S. tax liability of each stockholder arising from the Separation. Furthermore, the cash distribution itself will be taxable to the recipient stockholders. The value of New Sun shares in excess of E&P for calendar year 2010, as well as the cash distribution, will be a return of capital to the stockholders, which could result in capital gain income to some stockholders.

Since the amount of E&P for calendar year 2010 will not be known until taxable income is finally determined after the end of the calendar year, this cash distribution will inherently be an estimate. See “Risk Factors—Risks Relating to the Separation and REIT Conversion” and “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the Separation—U.S. Holders of Sun Common Stock.” Sun intends to re-assess its estimate of E&P for calendar year 2010 shortly before the cash distribution is declared and make any appropriate change in the amount of the cash distribution at that time to reflect any revised estimate. For example, a $10 million reduction in Sun’s estimate of its E&P for calendar year 2010 would reduce the amount of the distribution by $1.5 million (or approximately $0.02 per share), and a $10 million increase in Sun’s estimate of its E&P for calendar year 2010 would increase the amount of the distribution by $1.5 million (or approximately $0.02 per share).

The cash distribution is expected to be declared by Sun’s board of directors following the repayment of Sun’s outstanding 9.125% senior subordinated notes and the outstanding term loans under Sun’s current credit facility, which currently prohibit Sun from declaring or paying dividends.

Sun stockholders will not be required to pay for shares of New Sun common stock received in the Separation, to surrender or exchange shares of Sun common stock in order to receive shares of New Sun common stock, or to take any other action in connection with the Separation. For an explanation of the U.S. federal income tax consequences of the Separation, including the effect of receiving New Sun common stock, cash in lieu of fractional shares and/or the cash distribution, see “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the Separation—U.S. Holders of Sun Common Stock.”

In order to be entitled to receive shares of New Sun common stock in the Separation and the cash distribution, you must be a holder of Sun common stock at the close of business on the record date for the Separation. The board of directors of Sun has not yet set a record date for the Separation but will do so after the special meeting.

In connection with the Separation, New Sun and Sabra will enter into a number of agreements that govern the Separation and the ongoing relationship between the two companies. See “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger.” Prior to completion of the Separation, New Sun and Sabra will also enter into debt agreements that potentially will be secured by substantially all of their respective assets (other than assets securing mortgage indebtedness). See “Description of Material Indebtedness.”

Management of New Sun

For continuity purposes, the board of directors of Sun determined that it is in the best interest of New Sun and its stockholders that its board of directors include all of the current members of the Sun board of directors, with the exception of Mr. Matros. William A. Mathies, who will become Chief Executive Officer of New Sun, will also serve as a director of New Sun. Consistent with this determination, the following eight individuals will be the directors of New Sun: Gregory S. Anderson, Tony M. Astorga, Christian K. Bement, Michael J. Foster, Barbara B. Kennelly, Steven M. Looney, William A. Mathies and Milton J. Walters. Messrs. Walters and Foster will also serve as directors of Sabra. Several factors were taken into account by the board of directors of Sun in determining that Messrs. Walters and Foster should also serve as directors of Sabra, including the familiarity of Mr. Matros with these directors, the expertise of these directors and the ability of these directors to serve on the boards of both Sabra and New Sun given other business obligations and conflicts of interest. In serving on the board of directors of both New Sun and Sabra, Messrs. Walters and Foster will have an actual conflict of interest with respect to matters at Sabra involving New Sun and matters at New Sun involving Sabra. In order to mitigate this conflict of interest, each of Sabra and New Sun expects to adopt governance guidelines prior to the Separation that will prohibit Messrs. Walters and Foster from participating in board discussions at either New Sun or Sabra to the extent the discussions at Sabra relate to negotiations, disputes or other material matters involving New Sun or the discussions at New Sun relate to negotiations, disputes or other material matters involving Sabra. Aside from these matters, New Sun does not expect to exclude Messrs. Walters and Foster from any other board business or company information.

The following individuals will serve in the following capacities as the executive officers of New Sun: William A. Mathies, Chief Executive Officer; L. Bryan Shaul, Executive Vice President and Chief Financial Officer; Michael Newman, Executive Vice President and General Counsel; Chauncey J. Hunker, Ph.D., Chief Risk Officer and Chief Compliance Officer; Cindy Chrispell, Senior Vice President of Human Resources; Richard L. Peranton, President of CareerStaff; and Susan E. Gwyn, President of SunDance. Except for Mr. Mathies, who is currently President and Chief Operating Officer of SunBridge, each of these individuals is currently serving in the same capacity for Sun. See “Management of New Sun.”

Interests of Certain Persons in the Separation

As of the record date for the special meeting, directors and executive officers of Sun beneficially owned approximately 2.8% of the outstanding shares of Sun common stock. Directors and executive officers of New Sun who own shares of Sun common stock as of the record date for the Separation will receive a distribution of shares of New Sun common stock and the cash distribution on the same basis as other Sun stockholders. See “Security Ownership of Certain Beneficial Owners and Management.”

Market for New Sun Common Stock; Trading of New Sun Common Stock Following the Separation

There is no current public market for New Sun common stock. New Sun expects to have the shares of its common stock to be issued in connection with the Separation listed on the NASDAQ Global Select Market and to receive authorization to adopt Sun’s current stock symbol so that New Sun common stock will trade on the NASDAQ Global Select Market following the Separation using the stock symbol “SUNH.”

Immediately following the Separation, based on the 74,772,768 shares of Sun common stock outstanding as of September 15, 2010, New Sun will have 24,924,256 shares of common stock issued and outstanding. The actual number of shares of New Sun common stock outstanding will be determined based on the number of shares of Sun common stock outstanding on the record date for the Separation. No shares of preferred stock of New Sun will be issued or outstanding at the time of the Separation.

Trading Between the Record Date for the Separation and the Distribution Date for the Separation

Stockholders who hold shares of Sun common stock at the close of business on the record date for the Separation will be entitled to receive shares of New Sun common stock and the cash distribution in the Separation, but shares of Sun common stock will trade with the entitlement to New Sun common stock and the additional cash to be distributed pursuant to the Separation through the day prior to the distribution date for the Separation. Therefore, if you own shares of Sun common stock at the close of business on the record date for the Separation and you sell those shares prior to the distribution date for the Separation, you will be selling your right to receive shares of New Sun common stock and the cash distribution in the Separation.

In addition, Sun anticipates that, beginning on or shortly before the record date for the Separation and continuing through the distribution date for the Separation, there will be a “when-issued” market in New Sun common stock.

“When-issued” trading refers to a sale or purchase made conditionally because the security has not yet been distributed. If you own Sun common stock at the close of business on the record date for the Separation, you would be entitled to New Sun common stock distributed pursuant to the Separation. You may trade this entitlement to New Sun common stock, without the Sun common stock you own, on the “when-issued” market. On the first trading day following the distribution date for the Separation, “when-issued” trading with respect to New Sun common stock will end and “regular trading” will begin.

Conditions to the Separation

The Separation is conditioned upon the satisfaction or waiver of the following conditions:

•	Sun’s stockholders shall have approved the Separation and adopted the agreement and plan of merger to implement the REIT Conversion Merger;

•	the restructuring of Sun’s business as described in this proxy statement/prospectus shall have been completed;

•	New Sun’s listing application with the NASDAQ Global Select Market shall have been approved, subject to official notice of issuance;

•

no stop order shall be in effect with respect to New Sun’s registration statement on Form S-1 filed with the SEC to register under the Securities Act the distribution of shares of New Sun common stock in the Separation;

•

no stop order shall be in effect with respect to Sabra’s registration statement on Form S-4 filed with the SEC to register under the Securities Act the issuance of shares of Sabra common stock in the REIT Conversion Merger;

•

Sun, New Sun and Sabra shall have obtained all material authorizations, consents, approvals and clearances of third parties, including U.S. federal, state and local governmental agencies, to complete the Separation and REIT Conversion Merger;

•

no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the consummation of the Separation or the REIT Conversion Merger;

•

the financing transactions as described under the caption “Description of Material Indebtedness” shall have been consummated, and all material consents, waivers or amendments to any mortgage indebtedness shall have been obtained, in each case, on terms satisfactory to Sun;

•	the Distribution Agreement, the Lease Agreements, the Tax Allocation Agreement and the Transition Services Agreement shall have been executed and delivered by New Sun and Sabra;

•	no litigation or proceeding challenging or seeking to restrain the Separation or the REIT Conversion Merger shall be pending or threatened; and

•	all other conditions required to complete the REIT Conversion Merger shall have been satisfied or waived.

The fulfillment of the foregoing conditions will not create any obligation on Sun’s part to effect the Separation or the REIT Conversion Merger. Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Sun may not proceed with the Separation and REIT Conversion Merger if the board of directors of Sun determines for any reason that these transactions are no longer in the best interests of Sun and its stockholders. In the event of any waiver of a material condition or abandonment, deferral or modification of the Separation or REIT Conversion Merger, Sun will provide its stockholders with additional written offering/proxy materials or a revised proxy statement/prospectus or will make other requisite filings with the SEC, as appropriate, if Sun determines that the event or events constitute a material change to this proxy statement/prospectus.

Absence of Appraisal Rights

Sun stockholders will not be entitled to dissenters’ or appraisal rights as a result of the Separation.

THE BOARD OF DIRECTORS OF SUN UNANIMOUSLY RECOMMENDS THAT SUN

STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE SEPARATION.

PROPOSAL NO. 2—ADOPTION OF THE AGREEMENT AND PLAN OF MERGER

Holders of Sun common stock are being asked to adopt the agreement and plan of merger to implement the REIT Conversion Merger. The following is a summary of the agreement and plan of merger to implement the REIT Conversion Merger. This summary is qualified in its entirety by reference to the agreement and plan of merger to implement the REIT Conversion Merger, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. Sun stockholders should read the agreement and plan of merger in its entirety.

Structure and Completion of the REIT Conversion Merger

Pursuant to the agreement and plan of merger to implement the REIT Conversion Merger and in accordance with applicable law, immediately following the Separation, Sun will merge with and into Sabra. As a result of the REIT Conversion Merger, the separate existence of Sun will terminate and Sabra will continue as the surviving corporation. The charter of Sabra to be amended and in effect immediately prior to the REIT Conversion Merger, as set forth in the form of articles of amendment and restatement attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part, will be the charter of the surviving corporation. The bylaws of Sabra as in effect immediately prior to the REIT Conversion Merger, as set forth in the form of amended and restated bylaws of Sabra attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part, will be the bylaws of the surviving corporation.

The closing of the REIT Conversion Merger is expected to take place immediately following the Separation. The REIT Conversion Merger will be effective when the parties file the articles of merger with the State Department of Assessments and Taxation of the State of Maryland and the certificate of merger with the Secretary of State of the State of Delaware, and these filings are accepted for recording.

In accordance with the agreement and plan of merger to implement the REIT Conversion Merger, at the effective time of the REIT Conversion Merger, each stockholder of Sun will receive one share of Sabra common stock in exchange for every three shares of Sun common stock owned by such stockholder.

No fractional shares of Sabra common stock will be issued in connection with the REIT Conversion Merger. Instead, American Stock Transfer, who will serve as the exchange agent for the REIT Conversion Merger, will aggregate all fractional shares that would otherwise have been distributed to Sun stockholders into whole shares, sell these whole shares in the open market at prevailing market prices and distribute the net cash proceeds from these sales to those stockholders who would have been entitled to receive fractional shares. This payment will be made from these sales on a pro rata basis based on the fractional interest in a share of Sabra common stock that the stockholder would have otherwise been entitled to receive. The amount of the cash payment will depend on the prices at which the aggregated fractional shares are sold by American Stock Transfer and the timing of such payment will be based upon the time that will be necessary for American Stock Transfer to sell these shares in an orderly manner. Sabra will be responsible for the payment of any brokerage or other fees in connection with the sale of aggregated fractional shares of Sabra common stock. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient.

Sabra may not qualify for REIT status if a single stockholder owned 10% or more of Sun common stock immediately prior to the Separation and REIT Conversion Merger. The Rights Plan was adopted to discourage third parties from exceeding this ownership limitation and will terminate upon the earlier of the effective time of the REIT Conversion Merger or May 24, 2011. Accordingly, the Rights Plan will not continue in respect of shares of New Sun common stock or shares of Sabra common stock. Sabra will not initially have a stockholder rights agreement and has no plans to adopt one, although its board of directors could make the determination at a future date to adopt a stockholder rights agreement. Sabra’s charter will contain restrictions on the transfer and ownership of its stock. See “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.”

Management of Sabra

Sabra will be led by Mr. Matros as Chairman and Chief Executive Officer. Harold W. Andrews, Jr., a finance professional who has extensive real estate ownership experience as well as extensive experience with healthcare providers, will become Executive Vice President and Chief Financial Officer of Sabra, and Talya Nevo-Hacohen, a real estate finance executive with more than 20 years of experience in real estate finance, acquisition and development, will become Chief Investment Officer of Sabra. Mr. Matros is currently the sole director of Sabra. At the time of the REIT Conversion Merger, two members of the board of directors of Sun (Michael J. Foster and Milton J. Walters, who will also be New Sun directors) and two other persons not affiliated with Sun or New Sun (Craig A. Barbarosh and Robert A. Ettl) will also become directors of Sabra.

In determining the appropriate composition of the board of directors of Sabra, Sun believed it would be prudent for continuity purposes to include Messrs. Walters and Foster, in addition to Mr. Matros and independent directors not previously affiliated with Sun. Several factors were taken into account by the board of directors of Sun in determining that Messrs. Walters and Foster should serve as directors of Sabra, including the familiarity of Mr. Matros with these directors, the expertise of these directors and the ability of these directors to serve on the boards of both Sabra and New Sun given other business obligations and conflicts of interest. In serving on the board of directors of both New Sun and Sabra, Messrs. Walters and Foster will have an actual conflict of interest with respect to matters at Sabra involving New Sun and matters at New Sun involving Sabra. In order to mitigate this conflict of interest, each of Sabra and New Sun expects to adopt governance guidelines prior to the Separation that will prohibit Messrs. Walters and Foster from participating in board discussions at either New Sun or Sabra to the extent the discussions at Sabra relate to negotiations, disputes or other material matters involving New Sun or the discussions at New Sun relate to negotiations, disputes or other material matters involving Sabra. Aside from these matters, Sabra does not expect to exclude Messrs. Walters and Foster from any other board business or company information. See “Management of Sabra.”

Qualification as a REIT

Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Its qualification as a REIT depends upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to the sources of its gross income, the composition and value of its assets, its distribution levels to stockholders and the diversity of ownership of its shares. Sabra believes that it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT. As a REIT, Sabra will generally not be subject to U.S. federal income tax on its REIT taxable income that it distributes currently to its stockholders. If Sabra failed to qualify as a REIT in any taxable year and did not qualify for certain statutory relief provisions, it would be subject to U.S. federal income tax at corporate tax rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it lost its REIT qualification. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT.”

Interests of Certain Persons in the REIT Conversion Merger

As of the record date for the special meeting, directors and executive officers of Sun beneficially owned approximately 2.8% of the outstanding shares of Sun common stock. Directors and executive officers of Sabra who own shares of Sun common stock as of the effective time of the REIT Conversion Merger will receive shares of Sabra common stock on the same basis as other Sun stockholders. See “Security Ownership of Certain Beneficial Owners and Management.”

Market for Sabra Common Stock; Trading of Sabra Common Stock Following the REIT Conversion Merger

There is no current public market for Sabra common stock. Sabra expects to have the shares of its common stock to be issued in connection with the REIT Conversion Merger listed on the NASDAQ Global Select Market and authorized for trading following the REIT Conversion Merger using the symbol “SBRA.”

Manner and Procedure for Receiving Shares of Sabra Common Stock

Sabra will not issue physical certificates for the shares you will receive in the REIT Conversion Merger in exchange for your shares of Sun common stock, even if you currently hold a physical certificate. At the effective time of the REIT Conversion Merger, American Stock Transfer, the exchange agent, will electronically issue shares of Sabra common stock to holders of Sun common stock who hold such shares at the effective time for the REIT Conversion Merger, or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form. As soon as practicable after the effective time of the REIT Conversion Merger, an account statement will be mailed to each holder of Sun common stock who holds such shares at the effective time of the REIT Conversion Merger, stating the number of shares of Sabra common stock received by such stockholder in the REIT Conversion Merger. All shares of Sabra common stock so distributed will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Any physical certificate representing Sun shares of common stock will be deemed cancelled and will no longer represent any ownership interest. See “Description of Sabra Stock.”

Conditions to the REIT Conversion Merger

The REIT Conversion Merger is conditioned upon the satisfaction or waiver of the following conditions:

•	the Separation shall have been completed;

•	Sabra’s listing application with the NASDAQ Global Select Market shall have been approved, subject to official notice of issuance;

•

no stop order shall be in effect with respect to Sabra’s registration statement on Form S-4 filed with the SEC to register under the Securities Act the issuance of shares of Sabra common stock in the REIT Conversion Merger;

•

no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the consummation of the REIT Conversion Merger; and

•	no litigation or proceeding challenging or seeking to restrain the REIT Conversion Merger shall be pending or threatened.

The fulfillment of these conditions will not create any obligation on Sun’s part to effect the Separation or REIT Conversion Merger. Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Sun may not proceed with the Separation and REIT Conversion Merger if the board of directors of Sun determines for any reason that these transactions are no longer in the best interests of Sun and its stockholders. In the event of any waiver of a material condition or abandonment, deferral or modification of the Separation or REIT Conversion Merger, Sun will provide its stockholders with additional written offering/proxy materials or a revised proxy statement/prospectus or will make other requisite filings with the SEC, as appropriate, if Sun determines that the event or events constitute a material change to this proxy statement/prospectus.

Absence of Appraisal Rights

Sun stockholders will not be entitled to dissenters’ or appraisal rights as a result of the REIT Conversion Merger.

THE BOARD OF DIRECTORS OF SUN UNANIMOUSLY RECOMMENDS THAT SUN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO ADOPT THE AGREEMENT AND PLAN OF

MERGER TO IMPLEMENT THE REIT CONVERSION MERGER.

PROPOSAL NO. 3—APPROVAL OF ADJOURNMENT OF THE SPECIAL MEETING

If there are insufficient votes at the time of the special meeting to approve Proposal No. 1, the Separation, or Proposal No. 2, the adoption of the agreement and plan of merger to implement the REIT Conversion Merger, Sun may propose to adjourn the special meeting to a later date, if necessary, to solicit additional proxies.

THE BOARD OF DIRECTORS OF SUN UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SUN COMMON STOCK VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING.

RELATIONSHIP BETWEEN NEW SUN AND SABRA AFTER THE SEPARATION AND REIT CONVERSION MERGER

To govern their ongoing relationship, New Sun and Sabra or their respective subsidiaries, as applicable, will enter into the various agreements as described in this section on or prior to completion of the Separation. The forms of each of the agreements summarized in this section are included as exhibits to the registration statement of which this proxy statement/prospectus is a part, and the following summaries are qualified in their entirety by reference to the agreements as filed.

The Distribution Agreement

The Distribution Agreement will provide for the various actions to be taken in connection with the Separation, the conditions to the Separation and the relationship between the parties subsequent to the Separation.

Pursuant to the Distribution Agreement, any liability arising from or relating to legal proceedings involving Sun’s healthcare business prior to the Separation will be assumed by New Sun, and New Sun will indemnify Sabra against any losses arising from or relating to such legal proceedings. See “Business of New Sun—Legal Proceedings.” The Distribution Agreement will provide that any liability arising from or relating to legal proceedings involving Sun’s real property assets to be owned by Sabra will be assumed by Sabra and that Sabra will indemnify New Sun against any losses arising from or relating to such legal proceedings. See “Business of Sabra—Legal Proceedings.” Any liability arising from or relating to legal proceedings prior to the Separation, other than those arising from or relating to legal proceedings involving Sun’s healthcare business or such real property assets, will be assumed by New Sun.

In addition, the Distribution Agreement will provide for cross-indemnities that require (i) Sabra to indemnify New Sun (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against all losses arising from or relating to the liabilities being assumed by Sabra or the breach of the Distribution Agreement by Sabra and (ii) New Sun to indemnify Sabra (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against all losses arising from or relating to the liabilities being assumed or retained by New Sun or the breach of the Distribution Agreement by New Sun.

Pursuant to the Distribution Agreement, each of the parties will agree to use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate the transactions contemplated by the Distribution Agreement. The Distribution Agreement will provide that if any contemplated internal mergers and stock and asset transfers have not been effected on or prior to the date of the Separation, the parties will cooperate to effect these transfers as quickly thereafter as reasonably practicable. The entity retaining any asset or liability that should have been transferred prior to completion of the Separation will continue to hold that asset for the benefit of the party entitled thereto or that liability for the account of the party required to assume it, and must take any other action as may be reasonably requested by the party to whom such asset was to be transferred or by whom such liability was to be assumed in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred or assumed as contemplated by the Distribution Agreement.

New Sun and Sabra have agreed in the Distribution Agreement that New Sun will pay all costs associated with the Separation and REIT Conversion that are incurred prior to the Separation. All costs relating to the Separation or REIT Conversion incurred after the Separation will be borne by the party incurring such costs.

With respect to any period in which Sabra has made or will make an election to be taxed as a REIT, New Sun will not make any indemnity payments to Sabra in an amount that could cause Sabra to fail to qualify as a REIT. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Related to Sabra—Taxation of Sabra as a REIT—Gross Income Tests.” The unpaid amount, if any, of such indemnity will be placed in escrow and will be paid to Sabra only upon the satisfaction of certain conditions related to the REIT income requirements under the Code. Any such amount held in escrow after five years will be released back to New Sun.

The Distribution Agreement will also provide for the execution and delivery of certain other agreements governing the relationship between New Sun and Sabra following the Separation. See “—The Lease Agreements,” “—The Tax Allocation Agreement,” and “—The Transition Services Agreement” below.

The Lease Agreements

Subsidiaries of New Sun (each a “Tenant”) will enter into the Lease Agreements with subsidiaries of Sabra (each a “Lessor”) pursuant to which the Tenants will lease the 87 healthcare properties that will be owned by subsidiaries of Sabra following the Separation (consisting of 68 skilled nursing facilities, ten combined skilled nursing, assisted and independent living facilities, five assisted living facilities, two mental health facilities, one independent living facility and one continuing care retirement community). The obligations of the Tenants under the Lease Agreements will be guaranteed by New Sun.

The following description of the Lease Agreements does not purport to be complete but contains a summary of the material provisions of the Lease Agreements.

Term and Renewals. The Lease Agreements will provide for the lease of land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements, and equipment relating to the operation of the leased properties. The parties to the Lease Agreements will consist of multiple Lessors and multiple Tenants.

The Lease Agreements will provide for an initial term of between 10 and 15 years and no purchase options. At the option of the Tenant, the Lease Agreements may be extended for up to two five-year renewal terms beyond the initial term at the then currently in place rental rate plus an annual rent escalator equal to the lesser of the percentage change in the Consumer Price Index or 2.50% (but not less than zero). If the Tenant elects to renew the term of one or more expiring Lease Agreements, the renewal will be effective as to all, but not less than all, of the leased property then subject to the applicable Lease Agreements.

Except as is necessary to group facilities together for secured financing purposes, it is anticipated that the facilities under the Lease Agreements will be grouped by geography, so that all of the 87 properties to be owned by subsidiaries of Sabra following the Separation that are located in a particular state or region are covered by one master Lease Agreement.

The following chart sets forth the anticipated expiration dates under the Lease Agreements:

	Facility Renewals
Expiration date	Skilled Nursing	Multi-License Designation	Senior Housing(1)	Mental Health	Total
December 31, 2020	24	1	2	2	29
June 30, 2021	6	1	1	0	8
December 31, 2021	21	3	1	0	25
December 31, 2022	11	2	2	0	15
June 30, 2024	1	0	0	0	1
December 31, 2025	5	3	1	0	9

					87

(1)	Senior housing is comprised of five assisted living facilities, one independent living facility, and one continuing care retirement community.

Extension of the term of any of the Lease Agreements will be subject to the following conditions: (1) no event of default under any of the Lease Agreements having occurred and being continuing, and (2) the Tenant providing timely notice of its intent to renew. The term of the Lease Agreements will be subject to termination prior to the expiration of the then current term upon default by the Tenant in its obligations, if not cured within any applicable cure periods set forth in the Lease Agreements, and certain other conditions described in the Lease Agreements, such as material damage to or destruction or condemnation of a leased property.

A Tenant does not have the ability to terminate its obligations under the Lease Agreements prior to its expiration without the Lessor’s consent. If a Lease Agreement is terminated prior to its expiration other than with a Lessor consent, the Tenant may incur charges such as continued payment of rent through the end of the lease term and maintenance costs for the property. See “Risk Factors—Risks Relating to New Sun’s Business—New Sun will lease substantially all of its centers and could experience risks relating to lease termination, lease extensions, and special charges, which could have a material adverse effect on New Sun’s business, financial position or results of operations.”

Rental Amounts and Escalators. The Lease Agreements are commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (1) all facility maintenance, (2) all insurance required in connection with the leased properties and the business conducted on the leased properties, (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the Lessor) and (4) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

Under the Lease Agreements, it is anticipated that the initial annual aggregate base rent payable by subsidiaries of New Sun will be approximately $70.2 million. The Lease Agreements will provide for an annual rent escalator equal to the lesser of the percentage change in the Consumer Price Index or 2.50% (but not less than zero).

Maintenance and Capital Improvements. The Tenant will be responsible for maintenance of the properties in good repair and condition, and will be required to pay the expenses of all maintenance, repair and restoration. In furtherance of these obligations, the Tenant will be obligated each year to make maintenance expenditures in an amount set forth in the Lease Agreements. The Tenant will also be responsible to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate the leased properties in compliance with applicable legal, insurance and licensing requirements.

The Lease Agreements will provide that the Tenant may, but will not be required to, make capital improvements to a leased property, subject to the Lessor’s approval of the plans and specifications and any required mortgagee consent. The Lessor may, at its option, elect to pay for all or a portion of any such capital improvement, in which case the rent under the Lease Agreements will be increased for that leased property. If the Lessor elects not to finance the capital improvement and the Tenant elects to proceed with such capital improvement, the Tenant will be required to fund any costs, but the rent will not be adjusted. Any such capital improvement, whether or not the costs of which are funded by the Lessor, will become subject to the terms of the Lease Agreements and become the property of the Lessor upon termination of the Lease Agreements.

Use of the Leased Property. The Lease Agreements will require that the Tenant utilize a leased property solely for the provision of healthcare services as specified in the Lease Agreements and related uses and such other uses as the Lessor of the leased property may otherwise approve. The Tenant will be responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various healthcare and other regulations. With certain exceptions, the Tenant will also be obligated to operate continuously each leased property as a provider of healthcare services.

Events of Default. Under the Lease Agreements, an “Event of Default” will be deemed to occur upon certain events, including: (1) the failure by a Tenant to pay rent or other amounts when due or within two business days of the due date, (2) the failure by a Tenant to comply with the covenants set forth in the Lease Agreements when due or within any applicable cure period, (3) certain events of bankruptcy or insolvency with respect to a Tenant or a guarantor, (4) the maturity of indebtedness under New Sun’s then-current credit facility is accelerated as a result of a default, (5) an event of default occurs under the New Sun guaranty of the Lease Agreements, (6) a Tenant breaches a representation or warranty in the Lease Agreements in a material manner, (7) a cross default occurs under other Lease Agreements, or another agreement between Sabra and New Sun or their subsidiaries, and is not cured within any applicable grace period, (8) a default occurs in respect of a loan secured by a leased property, which default is the responsibility of the Tenant or New Sun or (9) the occurrence of certain events of regulatory non-compliance which would reasonably be expected to have a material adverse effect on the operations at the leased property or the financial condition of the Tenant.

Remedies for an Event of Default. Upon an Event of Default under one of the Lease Agreements, the Lessor of the leased property may, at its option, exercise the following remedies:

(1) terminate the Lease Agreements to which such Event of Default relates, repossess any leased property, relet any leased property to a third party and require that the Tenant pay to the Lessor, as liquidated damages, the net present value of the rent for the balance of the term, discounted at 8.0%, plus any past due rent and costs related to the exercise of remedies,

(2) without terminating the Lease Agreements to which such Event of Default relates but subject to certain limitations under the Lease Agreements and applicable law, repossess the leased property and relet the leased property with the Tenant remaining liable under such Lease Agreements for all obligations to be performed thereunder, including the difference, if any, between the rent under such Lease Agreements and the rent payable as a result of the reletting of the leased property, and

(3) seek any and all other rights and remedies available under law or in equity.

In addition to the remedies noted above, under the Lease Agreements, in the case of a facility-specific event of default, the Lessor may terminate the Lease Agreements as to the leased property to which the Event of Default relates, and may, but need not, terminate the entire Lease Agreement.

Assignment and Subletting. Except as noted below, the Lease Agreements will provide that a Tenant may not assign or otherwise transfer any leased property or any portion of a leased property as a whole (or in substantial part), including by virtue of a change of control of a Tenant, without the consent of the Lessor, which may not be unreasonably withheld if the proposed assignee (1) is a creditworthy entity with sufficient financial stability to satisfy its obligations under the related Lease Agreements, (2) has sufficient experience in operating healthcare properties for the purpose of the applicable property’s primary intended use, (3) has a favorable operational reputation and character, (4) has an acceptable regulatory record and (5) has all licenses, permits, approvals and authorizations to operate the facility and agrees to comply with the use restrictions in the related Lease Agreements. The obligation of a Lessor to consent to a subletting or assignment may be subject to the reasonable approval rights of any mortgagee.

The Lease Agreements will also provide that a Tenant may assign or otherwise transfer any leased property or a portion thereof to an affiliate subject to the Lessor’s reasonable approval of the transfer documents. Upon any such assignment or transfer, the Tenant will not be released from obligations under the applicable Lease Agreement and New Sun will not be released from the related obligations under its guaranty.

In addition, the Lease Agreements will allow a Tenant to sublease all or a portion of a facility to a third party subject to a Lessor’s reasonable approval of the third party’s business and operating experience and reputation. Upon any such sublease, the Tenant will not be released from obligations under the applicable Lease Agreements and New Sun will not be released from the related obligations under its guaranty.

Purchase Rights. The Lease Agreements will provide that, in the event the Lessors are interested in disposing of any or all of the leased property which is the subject of the Lease Agreements, the Tenant will have a first right to negotiate with the Lessor with respect to the terms of the purchase of the affected leased property.

The Tax Allocation Agreement

Under the Tax Allocation Agreement, New Sun will be responsible for and will indemnify Sabra against (i) all federal income taxes, including any taxes resulting from the restructuring of Sun’s business and the distribution of shares of New Sun common stock to Sun’s stockholders, that are reportable on any tax return for periods prior to and including the Separation that includes Sabra or one of its subsidiaries, on the one hand, and New Sun or one of its subsidiaries, on the other hand, (ii) all state and local income taxes in jurisdictions in which it is expected that net operating losses or other tax attributes will be sufficient to offset tax liability for such returns in such periods, and (iii) all transfer taxes resulting from the restructuring of Sun’s business and the distribution of shares of New Sun common stock to Sun’s stockholders. With respect to non-income taxes (other than transfer taxes) and income taxes in state and local jurisdictions in which it is not expected that net operating losses or other tax attributes will be sufficient to offset tax liability, tax liability will be allocated between New Sun and Sabra using a closing of the books method on the date of Separation.

After the 2010 tax year, Sabra and New Sun have agreed, to the extent allowable by applicable law, to allocate all net operating loss attributes generated in prior years to New Sun. New Sun will prepare, at its own cost, all tax returns and elections for periods prior to and including the date of the Separation. In addition, New Sun will generally have the right to control the conduct and disposition of any audits or other proceeding with regard to such periods. In addition, from and after the distribution date of the Separation, New Sun will be entitled to any refund or credit for such periods.

New Sun will include in the cash allocation made to Sun pursuant to the Distribution Agreement, an amount equal to an estimate of such unpaid taxes described above for the 2010 taxable year. New Sun will only indemnify Sabra against such taxes if, and to the extent, such taxes exceed such estimate. With respect to any period in which Sabra has made or will make an election to be taxed as a REIT, New Sun will not make any indemnity payments to Sabra in an amount that could cause Sabra to fail to qualify as a REIT. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Related to Sabra—Taxation of Sabra as a REIT—Gross Income Tests.” The unpaid amount, if any, of such indemnity will be placed in escrow and will be paid to Sabra only upon the satisfaction of certain conditions related to the REIT income requirements under the Code. Any such amount held in escrow after five years will be released back to New Sun.

The Tax Allocation Agreement will not be binding on the IRS or any other governmental entity and will not affect the liability of each of New Sun, Sabra, and their respective subsidiaries and affiliates, to the IRS or any other governmental authority for all U.S. federal, state or local or non-U.S. taxes of the Sun consolidated group relating to periods through the distribution date for the Separation. Accordingly, although the Tax Allocation Agreement described above will allocate tax liabilities between New Sun and Sabra, Sabra and its subsidiaries could be liable for tax liabilities not allocated to them under the Tax Allocation Agreement in the event that any tax liability is not discharged by New Sun. If the Separation does not occur on or prior to December 31, 2010, the Tax Allocation Agreement will be rescinded in all respects and will be null and void. In such event, the parties have agreed to take all actions necessary to effect the rescission.

The Transition Services Agreement

To the extent requested by Sabra, New Sun will provide Sabra with administrative and support services on a transitional basis pursuant to the Transition Services Agreement, including finance and accounting, human resources, legal support, and information systems support (the “Transition Services”) for a period of up to one year, subject to any permitted extensions contained therein. The Transition Services Agreement provides for Sabra to pay New Sun a rate per labor hour of actual services rendered.

The Transition Services Agreement will provide that Sabra has the right to terminate a Transition Service after an agreed notice period. The Transition Services Agreement also will contain provisions whereby Sabra will generally agree to indemnify New Sun for all claims, losses, damages, liabilities and other costs incurred by New Sun to a third party which arise in connection with the provision of a Transition Service, other than those costs resulting from New Sun’s gross negligence or willful misconduct.

Overlapping Directors

In serving on the board of directors of both New Sun and Sabra, Messrs. Walters and Foster will have an actual conflict of interest with respect to matters at Sabra involving New Sun and matters at New Sun involving Sabra. In order to mitigate this conflict of interest, each of Sabra and New Sun expects to adopt governance guidelines prior to the Separation that will prohibit Messrs. Walters and Foster from participating in board discussions at either New Sun or Sabra to the extent the discussions at Sabra relate to negotiations, disputes or other material matters involving New Sun or the discussions at New Sun relate to negotiations, disputes or other material matters involving Sabra. Each board may, in the future, also form committees of independent directors to discuss and act upon matters involving both New Sun and Sabra. Aside from these matters, neither New Sun nor Sabra expects to exclude Messrs. Walters and Foster from any other board business or company information. No other person will be a director, executive officer or other employee of both New Sun and Sabra.

DESCRIPTION OF MATERIAL INDEBTEDNESS

As a condition to the Separation, New Sun and Sabra will enter into debt agreements, the proceeds of which will be used to repay Sun’s 9.125% senior subordinated notes and the outstanding term loans under Sun’s existing credit facility. Subject to the satisfaction or waiver of all other conditions to the Separation and REIT Conversion Merger, the Separation and REIT Conversion Merger will be completed following completion of the debt financing arrangements by New Sun and Sabra and repayment of Sun’s 9.125% senior subordinated notes and outstanding term loan indebtedness, with the REIT Conversion Merger occurring immediately following the Separation.

The indebtedness to be incurred by New Sun and Sabra will be allocated between them based upon various factors, including the ability of New Sun to cover interest payments and maintain lease-adjusted leverage similar to Sun’s lease-adjusted leverage prior to the Separation, and Sabra achieving a leverage ratio in the range of four to eight times trailing twelve month pro forma EBITDA (defined as net income before interest expense (net of interest income), income tax expense and depreciation and amortization), which Sabra believes is consistent with other publicly traded real estate investment trusts. Neither New Sun nor Sabra will guarantee or otherwise be responsible for the indebtedness to be incurred by the other company.

The following summary sets forth the anticipated material terms of the debt agreements expected to be entered into by New Sun and Sabra. Promptly following the entry by New Sun and Sabra into their respective debt agreements, New Sun and Sabra will each file with the SEC a Current Report on Form 8-K, which will set forth the material terms of their respective debt agreements. Sun will also file with the SEC a Current Report on Form 8-K to report this information.

New Sun

Credit Facility. New Sun anticipates entering into a $285.0 million credit agreement prior to the Separation. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit) that is expected to be undrawn at the time of the Separation. The proceeds of the term loans will be used to repay the outstanding term loans under Sun’s existing facility and for acquisitions or other working capital and general corporate purposes. The facility is expected to include a right of New Sun to request incremental commitments from the lender to make additional term loans. The revolving credit facility is intended to be used by New Sun for acquisitions or other working capital and general corporate purposes. The actual amount of indebtedness to be incurred by New Sun at the time of the Separation, including the amount of the term loans to be incurred by New Sun and the amount of the revolving credit facility expected to be drawn down by New Sun at the time of the Separation, will depend on market conditions; however, New Sun does not expect to incur debt in excess of the term loans and funded letter of credit facility at the time of the Separation. New Sun may incur less debt if market conditions are such that it is not able to obtain these anticipated amounts on terms acceptable to New Sun. Based on Sun’s cash and debt position at June 30, 2010 (and after giving effect to Sun’s August 2010 equity offering and use of the net proceeds from the equity offering to repay a portion of Sun’s term loans) and assuming that Sabra is able to obtain $225.0 million of debt financing (see “—Sabra—Unsecured Senior Notes”), New Sun would need to incur at least $64.2 million of indebtedness in order for Sun to (i) repay Sun’s 9.125% senior subordinated notes, (ii) repay the outstanding term loans under Sun’s existing credit facility, (iii) fund an initial cash position for New Sun of $40.0 million, which reflects an amount determined by New Sun to be an appropriate minimum cash balance for New Sun at the time of the Separation, and (iv) fund an initial cash position for Sabra of $10.0 million, which reflects an amount determined by Sabra to be an appropriate minimum cash balance for Sabra at the time of the REIT Conversion Merger. If New Sun obtains $150 million in term loans and Sabra obtains $225 million of debt financing, then the additional proceeds (i.e. in excess of the $64.2 million minimum proceeds reflected in the immediately preceding sentence) would be used to fund higher initial cash balances at each of New Sun and Sabra reflected in the pro forma balance sheets included herein (see

“New Sun Unaudited Pro Forma Consolidated Financial Statements” and “Sabra Unaudited Pro Forma Consolidated Financial Statements”).

The interest rate for borrowings under the credit agreement has not yet been determined. Based on an assumed interest rate of 6.5% per annum reflected in the pro forma financial information of New Sun included in this proxy statement/prospectus, New Sun’s annual interest expense on the anticipated $150.0 million of term loan indebtedness is expected to be approximately $9.8 million. Based on an assumed interest rate of 5.65% per annum reflected in the pro forma financial information of New Sun included in this proxy statement/prospectus, New Sun’s annual interest expense on the anticipated $75.0 million funded letter of credit facility is expected to be approximately $4.2 million. A one percent increase or decrease in the annual interest rate under the credit agreement would increase or decrease New Sun’s interest expense by approximately $2.3 million annually, assuming outstanding term loan indebtedness of $150.0 million and a funded letter of credit facility of $75.0 million. New Sun’s annual interest expense with respect to borrowings under the credit agreement will also change if the amount that New Sun borrows under the credit agreement changes. An increase or decrease of $10.0 million in the amount of term loans or other borrowings by New Sun under the credit agreement at the time of the Separation will increase or decrease New Sun’s interest expense by approximately $0.7 million annually.

At the time New Sun enters into the credit agreement, New Sun expects to fund the letter of credit facility by borrowing $75 million of additional term loans under the credit agreement, which it will immediately place into a collateral account with the lender. If necessary, letters of credit under this facility will be drawn against the collateral account. New Sun may earn interest on the collateral account, resulting in a net interest rate on the term loan after giving effect to the anticipated interest earnings on the account of 5.65%. For accounting purposes, the $75.0 million letter of credit facility to New Sun and the corresponding cash balance deposited by New Sun into the collateral account to fund the letter of credit facility are netted against each other in the pro forma balance sheet of New Sun as it is anticipated that these amounts will qualify for offsetting treatment in accordance with GAAP.

The maturity of the credit agreement has not yet been determined, although it is expected to range from five to six years. Amounts borrowed under the term loan portion of the credit agreement are expected to be due in regularly scheduled quarterly or annual installments, with the balance due and payable upon maturity of the credit agreement. New Sun anticipates that it will be permitted to terminate the credit agreement at any time without penalty upon payment of all indebtedness outstanding thereunder.

The credit agreement is expected to be secured by substantially all of the assets of New Sun and its subsidiaries (other than assets securing mortgage indebtedness to third parties on certain of the New Sun Retained Properties and certain other assets to be agreed upon) and will be guaranteed by most of New Sun’s subsidiaries.

New Sun anticipates that the credit agreement will contain customary covenants that will include restrictions on its ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures as well as customary events of default. New Sun also anticipates that the credit agreement will require New Sun to comply with specified financial covenants, which may include a maximum leverage ratio and a minimum interest coverage ratio.

Mortgage Indebtedness. At the time of the Separation and based on the outstanding principal amount of Sun’s mortgage indebtedness at June 30, 2010, New Sun anticipates that its subsidiaries will have aggregate mortgage indebtedness to third parties of approximately $4.3 million on certain of the New Sun Retained Properties.

Sabra

Unsecured Senior Notes. Prior to the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions.

The interest rate applicable to the notes has not yet been determined. Based on an assumed interest rate of 8.5% per annum reflected in the pro forma financial information of Sabra included in this proxy statement/prospectus, Sabra’s annual interest expense on the anticipated $225.0 million aggregate principal amount of notes is expected to be approximately $19.1 million. A one percent increase or decrease in the annual interest rate of the notes would increase or decrease Sabra’s interest expense by approximately $2.3 million annually, assuming the issuance of $225.0 million aggregate principal amount of notes. Sabra’s annual interest expense applicable to the notes will also change if the aggregate principal amount of the notes changes. An increase or decrease of $10.0 million in the aggregate principal amount of the notes issued prior to the Separation will increase or decrease Sabra’s interest expense by approximately $0.9 million annually.

The maturity date of the notes has not yet been determined, although it is expected that the notes will mature eight years after their issuance. The notes are expected to be redeemable at any time after a specified date and at a specified redemption price that have not yet been determined. It is expected that the notes may also be redeemable at any time based on a make-whole amount. The notes are also expected to be redeemable for up to 35% of their aggregate principal amount for three years following their issuance with the net proceeds from certain public equity offerings at a redemption price that has not yet been determined. In addition, in the event of a change in control, it is expected that Sabra will be required to offer to repurchase the notes for 101% of their principal amount plus accrued and unpaid interest.

The notes are expected to be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and certain of the subsidiaries of the Operating Partnership, including all of the subsidiaries of the Operating Partnership at the time of the Separation.

Sabra anticipates that the indenture governing the senior notes will contain customary covenants that will include restrictions on the ability of the Operating Partnership, or of Sabra and its other subsidiaries guaranteeing the notes, to incur additional indebtedness, including secured indebtedness, pay dividends, repurchase its capital stock, make certain investments, create limitations on the ability of Sabra’s subsidiaries to pay Sabra dividends or distributions, enter into transactions with affiliates and merge or consolidate or sell all or substantially all of its assets. The indenture governing the senior notes is also expected to require that a specified percentage of Sabra’s assets remain unencumbered. It is expected that the Operating Partnership will also enter into a registration rights agreement pursuant to which it will agree to exchange the notes for registered notes or register the resale of the notes. If it fails to comply with its obligations under the registration rights agreement, the Operating Partnership will have to pay additional interest on the notes.

Revolving Credit Facility. Sabra, through the Operating Partnership, anticipates entering into a $100.0 million secured revolving credit facility, which would not be expected to be available for borrowings by Sabra until after the Separation. Although Sabra has not yet entered into commitments for such financing arrangements, the revolving credit facility is expected to include an accordion feature that would allow Sabra to add lenders and increase the borrowing availability under the credit facility by up to an additional $100.0 million. Borrowing availability under the revolving credit facility is expected to be subject to a borrowing base calculation based on, among other factors, the appraised value of the properties securing the credit facility as described below. The revolving credit facility will be used by Sabra for acquisitions or other operational and capital needs. Sabra also anticipates that the revolving credit facility will have up to $15.0 million available for letters of credit.

Based on Sun’s cash and debt position at June 30, 2010 (and after giving effect to Sun’s August 2010 equity offering and use of the net proceeds from the equity offering to repay a portion of Sun’s term loans) and assuming that New Sun is able to obtain $150.0 million of debt financing (see “—New Sun—Credit Facility”), Sabra would need to incur at least $139.2 million of indebtedness in order for Sun to (i) repay Sun’s 9.125% senior subordinated notes, (ii) repay the outstanding term loans under Sun’s existing credit facility, (iii) fund an initial cash position for New Sun of $40.0 million, which reflects an amount determined by New Sun to be an appropriate minimum cash balance for New Sun at the time of the Separation, and (iv) fund an initial cash position for Sabra of $10.0 million, which reflects an amount determined by Sabra to be an appropriate minimum cash balance for Sabra at the time of the REIT Conversion Merger. If New Sun obtains $150 million in term loans and Sabra obtains $225 million of debt financing, then the additional proceeds (i.e. in excess of the $139.2 million minimum proceeds reflected in the immediately preceding sentence) would be used to fund higher initial cash balances at each of New Sun and Sabra reflected in the pro forma balance sheets included herein (see “New Sun Unaudited Pro Forma Consolidated Financial Statements” and “Sabra Unaudited Pro Forma Consolidated Financial Statements”).

The interest rate and maturity for borrowings under the revolving credit facility has not been determined, although it is expected that the revolving credit facility will have a term of between three and five years and be subject to an extension option.

The revolving credit facility will be secured by first lien mortgages on certain of the 87 properties that subsidiaries of Sabra will own following the Separation. Sabra anticipates that the revolving credit facility will contain customary covenants that will include restrictions on its ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures as well as customary events of default. Sabra also anticipates that the revolving credit facility will require Sabra, through the Operating Partnership, to comply with specified financial covenants, which may include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement.

Mortgage Indebtedness. At the time of the Separation and based on the outstanding principal amount of Sun’s mortgage indebtedness at June 30, 2010, Sun anticipates that subsidiaries of Sabra will have aggregate mortgage indebtedness to third parties of approximately $150.0 million ($167.9 million after giving effect to a mortgage refinancing completed by Sun in August 2010 and other anticipated mortgage refinancings) on certain of the 87 properties to be owned by subsidiaries of Sabra following completion of the Separation.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences to U.S. holders (as defined below) of (i) the Separation (see “—U.S. Federal Income Tax Consequences of the Separation” below), (ii) the REIT Conversion Merger (see “—U.S. Federal Income Tax Consequences of the REIT Conversion Merger” below), (iii) the acquisition, ownership and disposition of Sabra common stock (see “—U.S. Federal Income Tax Considerations Relating to Sabra” below), and (iv) the acquisition, ownership and disposition of New Sun common stock (see “—U.S. Federal Income Tax Considerations Relating to New Sun” below). To the extent specifically noted below, the discussion below represents the opinion of Fried Frank, special tax counsel to Sun, with respect to the transactions and the proposed election of Sabra to be taxed as a REIT described below. The foregoing opinions are subject to the qualifications, assumptions and limitations set forth below and therein, and no opinion is expressed with respect to statements of fact or statements of the beliefs, intentions, expectations or anticipations of Sun, New Sun, Sabra or their respective managements.

This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders of shares of Sun common stock, Sabra common stock or New Sun common stock. The summary is based on the Code, final, temporary and proposed U.S. Treasury regulations, administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences described herein. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the Separation or the REIT Conversion, and there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described herein. Moreover, the statements in this proxy statement/prospectus, and the opinion of counsel, are not binding on the IRS or a court and do not preclude the IRS from asserting, or a court from sustaining, a contrary result.

For purposes of this summary, the term “U.S. holder” means a holder of shares of Sun common stock, shares of Sabra common stock and/or shares of New Sun common stock, as applicable, that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof (or the District of Columbia);

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

This summary only addresses U.S. federal income tax consequences to U.S. holders of shares of Sun common stock, shares of Sabra common stock and shares of New Sun common stock, as applicable, that hold such shares as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to such holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, banks or other financial institutions, insurance companies, REITs or regulated investment companies, broker-dealers, dealers in securities or currencies, traders in securities or other persons that have elected to use a mark-to-market method of accounting, tax-exempt entities including governmental authorities (both U.S. and non-U.S.), non-U.S. individuals and foreign corporations, persons that hold shares through a non-financial foreign entity, persons that hold shares through a foreign financial institution, holders whose functional currency is not the U.S. dollar, holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders who hold their shares in an individual retirement or other tax-deferred account, holders subject to the alternative minimum tax provisions of the Code, U.S. expatriates, persons who hold shares on behalf of another person as nominee, trusts and estates, persons holding a 10% or more (by vote or value) beneficial interest in Sun, Sabra or

New Sun (except to the extent discussed herein), holders who hold their shares as part of a hedge, straddle, integration, constructive sale, conversion, “synthetic security,” or other risk reduction transaction or integrated investment, S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities) and persons otherwise subject to special tax treatment under the Code). In addition, no information is provided herein with respect to the tax consequences under applicable state, local or non-U.S. tax laws or U.S. federal laws other than those pertaining to the U.S. federal income tax (except to the extent discussed in “—U.S. Federal Income Tax Considerations Relating to Sabra” below).

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds shares of Sun common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partners and the activities of the partnership. A stockholder that is a partner in a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of Sun common stock, shares of Sabra common stock and/or shares of New Sun common stock.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DESCRIBED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE SEPARATION AND REIT CONVERSION MERGER. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE SEPARATION AND REIT CONVERSION MERGER AND OWNERSHIP OF SABRA COMMON STOCK AND NEW SUN COMMON STOCK, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Separation

In the opinion of Fried Frank, the Separation will be a taxable transaction for U.S. federal income tax purposes to Sun and to U.S. holders of Sun common stock.

Sun

In the opinion of Fried Frank, Sun will recognize gain, if any, for U.S. federal income tax purposes on the distribution of New Sun common stock in an amount equal to the fair market value of such stock minus the tax basis of Sun in such stock at the time of such distribution. The tax payable by Sun will be dependent upon the trading price of New Sun common stock immediately following the distribution of New Sun common stock and certain other factors. Sun and New Sun believe that they will not be subject to a material amount of U.S. federal income tax as a result of the Separation.

U.S. Holders of Sun Common Stock

In the opinion of Fried Frank, for U.S. federal income tax purposes: (i) the distribution of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and cash in connection with the Separation to a U.S. holder of Sun common stock will be treated as a taxable distribution of property under Section 301 of the Code, (ii) each U.S. holder will be treated as if such U.S. holder had received a distribution in an amount equal to the fair market value of the shares of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and the cash paid in connection with the Separation to such U.S. holder, taxed as a dividend to the extent, generally, of the U.S. holder’s share of the current and accumulated earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger), as determined under U.S. federal income tax principles, and then treated as a non-taxable return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in the shares of Sun common stock and, thereafter, as capital gain from the sale or exchange of shares of Sun common stock, (iii) a U.S. holder’s tax basis in New Sun common stock received in the Separation will be equal to its fair market value at the time of the Separation, and (iv) a U.S. holder’s holding period in the New Sun common stock received in the Separation will begin the day after the Separation. The shares of New Sun common stock (including fractional shares for which Sun stockholders receive cash) and the cash received in connection with the Separation will be taxable to non-corporate U.S. holders at the 15% rate of tax currently

(through 2010) in effect for “qualified dividend income” to the extent that it is paid out of the current and accumulated earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger), provided certain holding period requirements are satisfied. In particular, the 15% maximum tax rate available to non-corporate U.S. holders for “qualified dividend income” is not available unless the shares on which an otherwise qualifying dividend is paid have been held for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become “ex-dividend.” For purposes of calculating the 60-day holding period as applied to non-corporate U.S. holders potentially eligible to be taxed on “qualified dividend income” at reduced rates, any period in which the holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, or has granted certain options to buy substantially identical shares or securities, or holds one or more other positions in substantially similar or related property that diminishes the risk of loss from holding shares of Sun (i.e., Sabra following the REIT Conversion Merger) will not be counted toward the required holding period.

In addition, it should be noted that valuation is an inherently factual matter and U.S. federal income tax law does not provide definitive guidance regarding the determination of the fair market value of publicly traded securities (which New Sun expects its common stock to be on the date of the Separation). Several courts have held that the fair market value of such securities for U.S. federal income tax purposes equals the average of the high and low sales prices of such securities on the date of determination, but there can be no assurance that the IRS would not seek to establish a different fair market value for New Sun common stock. Although Sun will be ascribing a value to the shares of New Sun common stock received in the Separation for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the shares, particularly if the stock trades at prices significantly above the value ascribed to the shares by Sun in the period following the Separation.

The exact amount of Sun’s earnings and profits depends upon a variety of factors and cannot be determined until after the close of Sun’s current taxable year. Sun’s management believes that Sun will have current (but not accumulated) earnings and profits for U.S. federal income tax purposes in the current taxable year. Sabra does not expect to report to U.S. holders the portion of the Separation that will be treated as a dividend prior to January 2011.

U.S. Federal Income Tax Consequences of the REIT Conversion Merger

In the opinion of Fried Frank, for U.S. federal income tax purposes: (i) the REIT Conversion Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, (ii) the receipt of Sabra common stock in exchange for Sun common stock in the REIT Conversion Merger will not cause recognition of gain or loss for U.S. federal income tax purposes to U.S. holders with respect to such exchange, except with respect to cash received in lieu of a fractional share of Sabra common stock as discussed below, and (iii) no gain or loss will be recognized by Sun or Sabra as a result of the REIT Conversion Merger.

A U.S. holder of Sun common stock who receives cash in lieu of a fractional share of Sabra common stock in the REIT Conversion Merger generally will be treated as having received such fractional share in the REIT Conversion Merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate tax basis in the Sun common stock surrendered that is allocable to the fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for the Sun common stock is more than one year at the effective time of the REIT Conversion Merger.

U.S. Federal Income Tax Considerations Relating to Sabra

Taxation of Sabra as a Corporation under Subchapter C of the Code and not as a REIT

Until such time as Sabra qualifies and elects to be treated as a REIT for U.S. federal income tax purposes, Sabra will continue to be taxed as a corporation under Subchapter C of the Code as Sun is taxed at the present time.

Under Subchapter C of the Code, Sabra is subject to U.S. federal income tax on its taxable income and will not be entitled to deduct any dividends it distributes; thus, while Sabra is taxed as a corporation under Subchapter C of the Code, its income is subject to double taxation, at the corporate level as it pays tax on its taxable income and at the stockholder level on dividends it distributes.

Except as stated otherwise, the remainder of this discussion “—U.S. Federal Income Tax Considerations Relating to Sabra” assumes that Sabra will become eligible and will elect to be treated as a REIT for U.S. federal income tax purposes.

Taxation of Sabra as a REIT

General

Sabra intends to qualify and elect to be treated as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations (the “REIT Requirements”), which are the requirements for qualifying as a REIT, commencing with its taxable year beginning on January 1, 2011. Sabra believes that, commencing with its taxable year beginning on January 1, 2011, it will be owned and organized, and will operate in such a manner, as to qualify for taxation as a REIT for U.S. federal income tax purposes. Sabra intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

The REIT Requirements are technical and complex. The following discussion sets forth only certain material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Fried Frank has rendered an opinion that, provided that the Separation and REIT Conversion Merger are consummated prior to January 1, 2011, based on the proposed methods of organization and operation of Sabra, its expected ownership structure, the expected distribution of earnings and profits of Sun and its subsidiary corporations and Sabra’s expected income and assets, Sabra will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code commencing with its taxable year beginning on January 1, 2011. Fried Frank’s opinion did not address the accuracy or completeness of statements or information contained in this proxy statement/prospectus. Furthermore, it must be emphasized that the Fried Frank opinion was based and conditioned upon certain assumptions and representations relating to the organization and operation of Sabra and is conditioned upon certain representations made by Sabra and Sun as to certain matters (including representations concerning Sabra’s income and properties and the past, present, and future conduct of Sabra’s business operations as set forth in this proxy statement/prospectus and one or more certificates provided by officers of Sabra and Sun). The Fried Frank opinion was expressed as of the date thereof and Fried Frank has no obligation to advise of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Sabra’s qualification and taxation as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels to stockholders and diversity of stock ownership, and the various qualification tests imposed under the REIT Requirements which are discussed below, the results of which will not be reviewed by Fried Frank on a continuing basis. Satisfaction of these tests both as an initial and ongoing matter is more complicated in the case of a REIT, such as Sabra, which owns properties leased to New Sun with which it was historically related and has common stockholders and directors. No assurance can be given that the actual results of Sabra’s operations, the sources of its income, the nature of its assets, the level of its distributions to stockholders and the diversity of its share ownership for any given taxable year will satisfy such requirements. See “—Failure to Qualify as a REIT.”

If Sabra qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders, subject to certain exceptions discussed below. Sabra expects that such treatment would substantially eliminate the U.S. federal “double taxation” on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation.

If Sabra remains qualified as a REIT, it will nonetheless be subject to U.S. federal income or excise tax in certain circumstances, which include, but are not limited to, the following:

•	Sabra will be taxed at regular corporate income tax rates on any undistributed REIT taxable income, including undistributed net capital gains;

•	Under certain circumstances, Sabra may be subject to the “alternative minimum tax” on certain of its tax preference items, if any;

•

If Sabra has (i) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate tax rate on such income;

•

If Sabra has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for a statutory safe harbor), such income will be subject to a 100% tax;

•

If Sabra should fail to satisfy the 75% gross income test or the 95% gross income test (which are discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Sabra fails the 75% or the 95% test;

•

Similarly, if Sabra should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless qualify as a REIT because there is reasonable cause for the failure and other applicable requirements are met, Sabra may be subject to a penalty. In that case, the amount of the penalty will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure;

•

If Sabra should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than capital gain income Sabra elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods, Sabra would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed;

•	If Sabra should receive rents from New Sun deemed not to be fair market value rents or if Sabra misvalues its assets, Sabra or New Sun may be liable for valuation penalties;

•	Sabra will be subject to a 100% tax on transactions with its taxable REIT subsidiaries if such transactions are not at arm’s length; and

•

Sabra will own appreciated assets that it held before electing to be treated as a REIT. Under the “Built-In-Gain Rules,” if such appreciated property is sold in a taxable transaction within the 10-year period following Sabra’s qualification as a REIT, Sabra will generally be subject to tax at the highest corporate income tax rate on that gain to the extent of the built-in gain in that property at the time Sabra becomes a REIT. The total amount of gain on which Sabra can be taxed is limited to its net built-in gain at the time it became a REIT, i.e., the excess of the aggregate fair market value of its assets at the time it became a REIT over the adjusted tax bases of those assets at that time. In certain circumstances, Sabra may also be subject to tax on the disposition of any appreciated assets that it acquires from a taxable corporation in a transaction in which any gain on the transfer is not fully recognized. Because Sabra is currently a C corporation and will own substantial assets before such time that it qualifies and elects to be taxed as a REIT, the Built-In Gain Rules could limit its operational flexibility or otherwise reduce the benefits of taxation as a REIT.

No assurance can be given that the amount of such U.S. federal income tax will not be substantial. In addition, Sabra and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. Sabra could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

As indicated above, to qualify as a REIT, a corporation must elect to be so treated and must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) distribution requirements. Sabra’s ability to satisfy the asset tests will depend upon its analysis of the fair market values of its assets, some of which are not susceptible to a precise determination. Its compliance with the REIT income and quarterly asset requirements will also depend upon its ability to successfully manage the composition of its income and assets on an ongoing basis.

Organizational Requirements

The Code defines a REIT as a corporation, trust, or association that makes a REIT election with its tax return and:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation, but for the REIT Requirements;

•	that is not a bank, an insurance company or certain other specified types of financial institutions;

•	the beneficial ownership of which is held by 100 or more persons;

•

not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year; and

•	that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first four bullets above, inclusive, must be met during the entire taxable year and that the condition described in the fifth bullet above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The conditions described in the fifth and sixth bullets above will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of the condition described in the sixth bullet above, certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. In addition, if a REIT fails to satisfy the condition described in the sixth bullet above for any taxable year, the REIT will nonetheless be deemed to have satisfied the condition if it complied with U.S. Treasury regulations requiring the maintenance of records to ascertain ownership and did not know (and would not have known using reasonable diligence) that it was closely held for the year. Sabra believes that it will have sufficient diversity of ownership to satisfy the conditions in the fifth and sixth bullets above. In addition, Sabra’s charter will restrict the transfer and ownership of its stock so that it should continue to satisfy these conditions. The provisions of Sabra’s charter that will restrict the transfer and ownership of its stock are described in “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.”

In addition, Sabra intends to request on an annual basis from certain stockholders, and those stockholders will be required to provide, information relating to the number of shares actually or constructively owned by the stockholder. Ownership for purposes of conditions described in the fifth and sixth bullet above is defined using certain constructive ownership rules. As a result, the acquisition of less than 9.9% of Sabra stock by an individual or entity may cause that individual or entity to constructively own more than 9.9% of such stock, thereby triggering the transfer restrictions described in “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.” In addition, in order to qualify as a REIT, Sabra cannot have any C corporation earnings and profits at the end of the taxable year with respect to which Sabra’s REIT election is made. Sabra anticipates that the distribution of the stock of New Sun in the Separation will reduce the earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger) to zero for its taxable year ending December 31, 2010. See “—Non-REIT Earnings and Profits.”

Effect of Subsidiary Entities

Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of such partnership and as earning its allocable share of the gross income of such partnership for purposes of the applicable REIT qualification tests. Sabra’s proportionate share for purposes of the 10% value test (see “—Asset Tests”) will be based on Sabra’s proportionate interest in the equity interests and certain debt securities issued by such partnership. For all of the other asset and income tests, Sabra’s proportionate share will be based on Sabra’s proportionate interest in the capital interests in such partnership. Sabra’s proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which Sabra acquires an equity interest, directly or indirectly, will be treated as Sabra’s assets and gross income for purposes of applying the various REIT qualification requirements. Sabra Health Care Limited Partnership currently is a disregarded entity because Sabra owns 100% of the interests in it, directly or through other disregarded entities. If Sabra admits other limited partners, Sabra Health Care Limited Partnership will be treated as a partnership for U.S. federal income tax purposes.

Qualified REIT Subsidiaries. A corporation that is a qualified REIT subsidiary (“QRS”) is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A QRS is a corporation, other than a TRS (as defined below), all of the stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any QRS that Sabra owns will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as Sabra’s assets, liabilities and items of income, deduction and credit.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more taxable REIT subsidiaries (“TRSs”). A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Sabra is not treated as holding the assets of a TRS or as receiving any income that the subsidiary earns. Rather, the stock issued by a TRS to Sabra is an asset in Sabra’s hands, and Sabra treats the distributions paid to Sabra from such taxable subsidiary, if any, as income. This treatment can affect Sabra’s compliance with the gross income and asset tests. Because Sabra does not include the assets and income of TRSs in determining its compliance with the REIT requirements, Sabra may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS may provide rights to any brand name under which any health care facility or lodging facility is operated if such rights are provided to an “eligible independent contractor” (as described below), to operate or manage a health care facility or lodging facility, if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity, and such health care facility or lodging facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so. Additionally, a TRS that employs individuals working at a “qualified health care property” or “qualified lodging facility” outside of the United States will not be considered to operate or manage a “qualified health care property” or “qualified lodging facility,” as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. Rent that Sabra receives from any TRS lessee will qualify as “rents from real property” as long as the property is a “qualified health care property” and is operated on behalf of a TRS lessee by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified health care properties” for any person unrelated to Sabra and a TRS lessee (an “eligible independent contractor”). A “qualified health care property” includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility.

Non-REIT Earnings and Profits.

In addition, in order to qualify as a REIT, Sabra cannot have at the end of any taxable year any earnings and profits that were accumulated in any taxable year in which the REIT provisions did not apply (“pre-REIT E&P”). Sabra anticipates that the distribution of the stock of New Sun in the Separation will reduce the earnings and profits of Sun (i.e., Sabra following the REIT Conversion Merger) to zero at the time of the REIT Conversion. The calculation of Sabra’s pre-REIT E&P, however, is a complex factual and legal determination. Sabra may have less than complete information at the time it undertakes its analysis or may interpret the applicable law (including the law relating to the characterization of the transaction) differently than the IRS. There can be no assurances that the IRS will agree with Sabra’s determination of its pre-REIT E&P, and there are uncertainties regarding the amount of such pre-REIT E&P. These uncertainties include the possibility that the IRS could, upon audit, increase Sabra’s taxable income, which would increase Sabra’s pre-REIT E&P. If the IRS subsequently were to determine that Sun did have earnings and profits and Sabra had not distributed such earnings and profits by the end of the taxable year with respect to which Sabra’s REIT election is made, Sabra and its stockholders could be subject to adverse tax consequences.

Gross Income Tests

In order to maintain qualification as a REIT, Sabra must annually satisfy the following two gross income requirements:

•

At least 75% of Sabra’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (such as interest on obligations secured by mortgages on real property, certain “rents from real property” or gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income; and

•

At least 95% of Sabra’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing).

In order to qualify as a REIT, the rental income received by Sabra (including rents received from New Sun pursuant to the Lease Agreements) must constitute “rents from real property.” Rent that Sabra receives from its real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

•

Second, neither Sabra nor a direct or indirect owner of 10% or more of Sabra stock may own, actually or constructively, 10% or more of a tenant from whom Sabra receives rents, other than a TRS. If the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must, among other requirements, be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating healthcare facilities for any person unrelated to Sabra and the TRS;

•

Third, if rent attributable to personal property (including furniture, fixtures and equipment which Sabra will be leasing pursuant to the Lease Agreements to New Sun) leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as “rents from real property.” However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as “rents from real property.” Sabra does not intend to derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease). There can be no assurance, however, that the IRS would not challenge Sabra’s calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, Sabra could fail to satisfy the 75% or 95% gross income test and thus potentially lose its REIT status; and

•

Fourth, Sabra generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom Sabra does not derive revenue. However, Sabra need not provide services through an “independent contractor,” but instead may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. Furthermore, Sabra may own up to 100% of the stock of one or more TRSs which may, except in certain circumstances, provide customary and noncustomary services to Sabra’s tenants without tainting Sabra’s rental income for the related properties. Sabra does not intend to perform noncustomary services, other than through independent contractors or TRSs.

The rents received by Sabra pursuant to the Lease Agreements will qualify as “rents from real property” in satisfying the gross income requirements for a REIT only if the conditions described in the four bullets above are met. For example, rents received or accrued by Sabra from New Sun will not qualify as “rents from real property” if Sabra is treated, either directly or under the applicable attribution rules, as owning 10% or more of New Sun common stock. Sabra will be treated as owning, under the applicable attribution rules, 10% or more of New Sun common stock at any time that a holder owns, directly or under the applicable attribution rules, (a) 10% or more of Sabra common stock and (b) 10% or more of New Sun common stock. In order for the rents received or accrued by Sabra from New Sun to be treated as qualifying rents for purposes of the REIT gross income requirements, the provisions of Sabra’s charter will restrict the transfer and ownership of its common stock. The provisions of Sabra’s charter that will restrict the transfer and ownership of its common stock are described in “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.” Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that Sabra will not be treated as related to New Sun.

In addition, the Lease Agreements (as well as any other leases entered into by Sabra) must be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Lease Agreements are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gains (e.g., appreciation) with respect to the property. In addition, the federal income tax law provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case. If the Lease Agreements are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that Sabra receives from New Sun would not be considered rent or would not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, Sabra likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status. In addition, if the payments under the Lease Agreements do not represent fair market value rentals and the IRS determines that New Sun and Sabra are under common control, the IRS may reallocate income between New Sun and Sabra. The reallocation could cause Sabra or New Sun to be subject to valuation penalties. Sabra believes that the payments under the Lease Agreements will represent fair market rentals. Investors should be aware that there are no controlling U.S. Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the Lease Agreements that discuss whether such Lease Agreements constitute true leases for federal income tax purposes.

Relief Provisions for Failing the 75% or 95% Gross Income Tests. If Sabra fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if certain relief provisions of the Code apply. These relief provisions will generally apply if Sabra’s failure to meet such tests was due to reasonable cause and not due to willful neglect, Sabra attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. Under certain circumstances, Sabra may prefer not to have the relief provisions apply. If these relief provisions are inapplicable to a particular set of circumstances involving Sabra, it would not qualify as a REIT. As discussed above under “—Taxation of Sabra as a REIT—General,” even where these relief provisions apply, a tax would be imposed based upon the amount by which Sabra fails to satisfy the particular gross income test.

Asset Tests

At the close of each quarter of its taxable year, Sabra must satisfy the following four tests relating to the nature of its assets:

•

At least 75% of the value of Sabra’s total assets must be represented by real estate assets (including stock or debt instruments that do not otherwise qualify as real estate assets and that are not held for more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Sabra), cash, cash items, and government securities;

•	Not more than 25% of Sabra’s total assets may be represented by securities other than those in the 75% asset class;

•

Of the investments included in the 25% asset class, the value of any one issuer’s securities owned by Sabra may not exceed 5% of the value of Sabra’s total assets, and Sabra may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the value of any one issuer’s outstanding securities; and

•	Not more than 25% of Sabra’s total assets may be represented by securities of one or more TRSs.

After initially meeting the asset tests at the close of any quarter, Sabra will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values.

Relief Provisions for Failing the Asset Tests. If Sabra fails to satisfy the asset tests at the end of a quarter, Sabra will not lose its REIT qualification if:

•	it satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of Sabra’s assets and the asset test requirements arose from changes in the market values of Sabra’s assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If Sabra did not satisfy the condition described in the second bullet above and the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. Sabra intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and intends to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.

If Sabra violates the 5% value test, 10% voting test or 10% value test described above at the end of any calendar quarter, Sabra will not lose its REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of Sabra’s total assets or $10 million) and (ii) Sabra disposes of these assets or otherwise complies with the asset tests within six months after the last day of the quarter. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, Sabra will not lose its REIT qualification if Sabra (i) files with the IRS a schedule describing the assets that caused the failure, (ii) disposes of these assets or otherwise complies with the asset tests within six months after the last day of the quarter and (iii) pays a tax equal to the greater of $50,000 per failure or an amount equal to the product of the highest corporate income tax rate (currently 35%) and the net income from the non-qualifying assets during the period in which Sabra failed to satisfy the asset tests.

Annual Distribution Requirements

In order to be treated as a REIT, Sabra is required to distribute dividends (other than capital gains dividends) to its stockholders in an amount at least equal to:

(A)	the sum of

(i)	90% of Sabra’s “REIT taxable income” (computed without regard to the dividends paid deduction and Sabra’s net capital gain), and

(ii)	90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property,

minus

(B)	the sum of certain items of noncash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if either (i) Sabra declares the distribution before Sabra files a timely U.S. federal income tax return for the year and pays the distribution with or before the first regular dividend payment after such declaration or (ii) Sabra declares the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and Sabra actually pays the dividends before the end of January of the following year. The distributions under clause (i) are taxable to owners of Sabra common stock in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to Sabra’s prior taxable year for purposes of the 90% distribution requirement.

If Sabra disposes of any asset that is subject to the Built-In Gain Rules during the applicable 10-year period, Sabra may be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset.

To the extent that Sabra does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 90%, but less than 100% of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. If Sabra so elects, the net capital gain retained by it will be treated as having been (i) distributed to its stockholders, (ii) taxed at the stockholder level and (iii) contributed to Sabra in an amount equal to the gain less the tax. In such a case, stockholders will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by stockholders. The Code also permits a stockholder to elect to be treated for tax purposes as having (i) received a distribution in the amount specified in the election and (ii) contributed the amount thereof to the capital of Sabra.

If Sabra should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than capital gain income which Sabra elects to retain and pay tax on), and (iii) any undistributed taxable income from prior periods, Sabra would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Sabra may elect to retain rather than distribute its net long-term capital gains while treating the capital gain as if distributed. The effect of such an election is that (i) Sabra is required to pay the tax on such gains, (ii) U.S. holders, while required to include their proportionate share of the undistributed long-term capital gain in income, will receive a credit or refund for their share of the tax paid by Sabra, and (iii) the basis of a U.S. holder’s stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by Sabra) included in the U.S. holder’s long-term capital gains. Sabra intends to make timely distributions sufficient to satisfy the annual distribution requirement. “REIT taxable income” is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) a REIT may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made. It is possible that, from time to time, Sabra may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating the taxable income of Sabra.

In the event that such an insufficiency or such timing differences occur, in order to meet the 90% distribution requirement and maintain Sabra’s status as a REIT, Sabra may have to sell assets at unfavorable prices, borrow at unfavorable terms, make taxable stock dividends, or pursue other strategies. Sabra does not currently intend to pay taxable stock dividends. However, if for any taxable year, Sabra has significant amounts of taxable income in excess of available cash flow, Sabra may have to declare dividends in-kind. Pursuant to IRS Revenue Procedure 2010-12, the IRS has indicated that it will treat distributions that are paid part in cash and part in stock as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for U.S. federal income tax purposes. In order to qualify for such treatment, IRS Revenue Procedure 2010-12 requires that at least 10% of the total distribution be payable in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash would receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder’s distribution in cash). IRS Revenue Procedure 2010-12 applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable dividends payable in cash and/or stock, including on a retroactive basis, or assert that the requirements for such taxable dividends have not been met.

Under certain circumstances, Sabra may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in Sabra’s deduction for dividends paid for the earlier year. Thus, Sabra may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Sabra will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Statutory Relief

If Sabra fails to satisfy one or more of the requirements for qualification as a REIT, other than the income tests and asset tests discussed above, Sabra will not lose its status as a REIT if its failure was due to reasonable cause and not willful neglect, and Sabra pays a penalty of $50,000 for each such failure.

Failure to Qualify as a REIT

If Sabra fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, Sabra will be subject to tax (including any applicable alternative minimum tax) on its taxable income at corporate tax rates. Distributions to stockholders in any year in which Sabra fails to qualify will not be deductible by Sabra and they will not be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, Sabra will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless it distributes any earnings and profits attributable to the period when it failed to qualify. In addition, it may be subject to tax on any built-in gains on property held during the period during which it did not qualify if it sold such property within 10 years of requalification, to the extent of its net built-in gain at the time of requalification. It is not possible to state whether in all circumstances Sabra would be entitled to such statutory relief.

Taxation of U.S. Holders of Sabra Common Stock

REIT Distributions

Distributions Generally. As long as Sabra qualifies as a REIT, distributions by Sabra to a U.S. holder out of Sabra’s current and accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account by such U.S. holder as ordinary income. Dividends paid by Sabra to a corporate U.S. holder will not be eligible for the dividends-received deduction for corporations. A distribution in excess of current and accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. holder’s Sabra common stock, and a distribution in excess of the U.S. holder’s tax basis in its Sabra common stock will be a taxable gain realized from the sale of such shares. Dividends declared by Sabra in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Sabra and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Sabra during January of the following calendar year. Sabra will be treated as having sufficient earnings and profits to treat as a dividend any distribution by Sabra up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under “—Taxation of Sabra as a REIT—General” and “—Taxation of Sabra as a REIT—Annual Distribution Requirements” above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any “deficiency dividend” will be treated as a “dividend” (an ordinary dividend or a capital gain dividend, as the case may be), regardless of Sabra’s earnings and profits.

Capital Gain Distributions. Distributions that are designated by Sabra as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed Sabra’s actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. If Sabra elects to retain capital gains rather than distribute them, a U.S. holder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. In such a case, a U.S. holder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the U.S. holder.

To the extent that Sabra has available net operating losses and capital losses carried forward from prior taxable years, such losses may reduce the amount of distributions that Sabra must make to comply with the REIT distribution requirements described under “—Taxation of Sabra as a REIT—Annual Distribution Requirements” above. Such losses, however, are not passed through to a stockholder of Sabra common stock and do not offset such stockholder’s income from other sources, nor would they affect the character of any distributions that a stockholder receives from Sabra.

Dispositions of Sabra Common Stock

In general, a U.S. holder will realize gain or loss upon the sale, redemption, or other taxable disposition of Sabra common stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the U.S. holder’s adjusted tax basis in the common shares at the time of the disposition. In general, a U.S. holder’s tax basis will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder, less tax deemed paid on it, and reduced by returns of capital. Gain from the sale or disposition of Sabra common stock held for more than one year will generally be long-term capital gain. Capital losses recognized by a U.S. holder upon the disposition of shares of Sabra common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. holder but not ordinary income, except in the case of individuals, who may offset up to $3,000 of ordinary income each year. In addition, any loss upon a sale or exchange of shares of Sabra common stock by a U.S. holder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from Sabra that are required to be treated by the U.S. holder as long-term capital gain.

If a U.S. holder recognizes a loss upon a disposition of Sabra common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, there are significant penalties for failure to comply with these requirements. Each prospective holder of Sabra common stock should consult its tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of Sabra common stock, or transactions that might be undertaken directly or indirectly by Sabra. Moreover, holders should be aware that Sabra and other participants in the transactions involving Sabra (including its advisors) may be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest

Distributions made by Sabra and gain arising from the sale or exchange by a U.S. holder of shares of Sabra common stock will not be treated as passive activity income. As a result, U.S. holders will not be able to apply any “passive losses” against income or gain relating to shares of Sabra common stock. Distributions made by Sabra, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Information Reporting and Backup Withholding Tax

Sabra will report to a U.S. holder and the IRS the amount of distributions it pays during each calendar year and the amount of tax it withholds, if any. Under the backup withholding rules, a U.S. holder of Sabra common stock may be subject to backup withholding at a current rate of 28% with respect to distributions unless such U.S. holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Any amount paid as backup withholding will be creditable against a U.S. holder’s income tax liability, provided that proper information is timely provided to the IRS.

U.S. holders should consult their own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences to them of an investment in Sabra common stock, including applicable tax rates, and the effect of any possible changes in the tax laws.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in Sabra common stock.

U.S. Federal Income Tax Considerations Relating to New Sun

Taxation of New Sun

As a C-corporation under the Code, New Sun will be subject to U.S. federal income tax on its taxable income at the U.S. federal corporate tax rate of 35%.

Taxation of U.S. Holders of New Sun Common Stock

Distributions

Distributions to U.S. holders of New Sun common stock generally will be taxable as dividend income to such U.S. holders up to the amount of New Sun’s then current and accumulated earnings and profits. Dividends paid by New Sun to a corporate U.S. holder may be eligible for the dividends-received deduction for corporations. To the extent that New Sun makes distributions to a U.S. holder in excess of the U.S. holder’s share of the current and accumulated earnings and profits of New Sun, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s tax basis in the U.S. holder’s New Sun common stock, and any remaining excess will be treated as capital gain.

Dispositions of New Sun Common Stock

A U.S. holder generally will recognize gain or loss on the sale, exchange or other disposition of shares of New Sun common stock (unless a specific nonrecognition provision applies). Such gain or loss will be equal to the difference between the amount of cash and the fair market value of any property received and the U.S. holder’s tax basis in such shares. A U.S. holder’s holding period for shares of New Sun common stock acquired in the Separation will begin on the day after the date of the Separation. Gain from the sale of New Sun common stock held for more than one year will generally be long-term capital gain. Long-term capital losses recognized by a U.S. holder upon the disposition of shares of New Sun common stock are generally available only to offset capital gain income of the U.S. holder but not ordinary income, except in the case of individuals, who may offset up to $3,000 of ordinary income each year. Non-corporate U.S. holders may carry forward unused net capital losses indefinitely. Unused net capital losses of a corporation may be carried back three years and carried forward five years.

Information Reporting and Backup Withholding Tax

Distributions on the shares of New Sun common stock will be subject to certain information reporting and backup withholding requirements. See “—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of U.S. Holders of Sabra Common Stock—Information Reporting and Backup Withholding Tax.”

U.S. holders should consult their own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences to them of an investment in New Sun common stock, including applicable tax rates, and the effect of any possible changes in the tax laws.

DISTRIBUTION AND DIVIDEND POLICY

New Sun

New Sun does not anticipate paying dividends on its common stock in the foreseeable future. New Sun anticipates that the credit agreement it expects to enter into prior to completion of the Separation, like Sun’s current senior credit facility, will restrict New Sun’s ability to pay dividends or make distributions to its stockholders. Any future determination to pay dividends will be at the discretion of the board of directors of New Sun and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants, applicable law and other factors as the board of directors of New Sun deems relevant.

Sabra

Sabra intends to qualify and elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Commencing in 2011, consistent with industry standards, Sabra expects to pay distributions in cash in an amount equal to approximately 80% of Sabra’s adjusted funds from operations (“Adjusted FFO”) for each quarterly period but in no event will the annual dividend be less than 90% of Sabra’s taxable income on an annual basis (excluding net capital gains), as defined in the Code. The 90% of taxable income requirement is the minimum distribution required to qualify for and maintain REIT status. For purposes of determining its cash distributions, Sabra’s Adjusted FFO will be calculated by starting with The National Association of Real Estate Investment Trusts’ (“NAREIT”) definition of “funds from operations,” which is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The NAREIT definition will then be adjusted to exclude the effect of stock-based and other non-cash compensation expense, resulting in Adjusted FFO for Sabra.

Initially, cash available for distribution to Sabra stockholders will be derived solely from the rental payments under the Lease Agreements. All distributions will be made by Sabra at the discretion of its board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on distributions by Sabra), applicable law and other factors as the board of directors of Sabra deems relevant. The board of directors of Sabra has not yet determined when any distributions will be declared or paid.

Sabra currently intends to pay quarterly distributions in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, Sabra’s taxable income will be calculated without reference to its cash flow. Consequently, under certain circumstances, Sabra may not have available cash to pay its required distributions and may distribute a portion of its dividends in the form of its stock or its debt instruments. Under IRS Revenue Procedure 2010-12, for example, up to 90% of any taxable dividends (through 2011) could be paid in Sabra stock. For more information, see “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT—Annual Distribution Requirements.” Sabra currently believes that it will have sufficient available cash to pay its required distribution for 2011 in cash but there can be no assurance that this will be the case. In the event Sabra elects to pay quarterly distributions partly in cash and partly in stock as permitted by IRS Revenue Procedure 2010-12, Sabra will provide its stockholders with a dividend election form that will permit stockholders to choose the preferred mix of cash and stock. If too many stockholders elect to receive cash, each stockholder electing to receive cash would receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder’s distribution in cash).

It presently is anticipated that acquisitions will be financed through borrowings under the debt agreements to be entered into by Sabra prior to completion of the Separation, other debt financing or the issuance of equity securities. To the extent that those sources of funds are insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, cash available for distribution could be reduced. In that event, Sabra may also borrow funds, liquidate or sell a portion of its properties or find another source of funds, such as the issuance of equity securities, in order to pay its required distributions.

Sabra anticipates that its distributions generally will be taxable as ordinary income to its stockholders, although a portion of the distributions may be designated as capital gain or may constitute a return of capital. For a discussion of the U.S. federal income tax treatment of distributions to stockholders of Sabra, see “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of U.S. Holders of Sabra Common Stock.”

BUSINESS OF NEW SUN

Overview

Following the Separation, New Sun, through its subsidiaries, will continue to provide the same nursing, rehabilitative and related specialty healthcare services provided by subsidiaries of Sun immediately prior to the Separation and will continue to engage in Sun’s three business segments of inpatient services, rehabilitation therapy services and medical staffing services. New Sun’s core business will be to provide inpatient services, which as of July 1, 2010, are provided by Sun primarily through 167 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers. At these centers, Sun has 23,289 licensed beds located in 25 states, of which 22,507 are available for occupancy as of July 1, 2010. New Sun’s subsidiaries will also provide rehabilitation therapy services to affiliated and non-affiliated centers and medical staffing and other ancillary services primarily to non-affiliated centers and other third parties.

Business Segments

New Sun’s subsidiaries will engage in the following three business segments:

•	inpatient services, primarily skilled nursing centers;

•	rehabilitation therapy services; and

•	medical staffing services.

Inpatient services. Upon completion of the Separation, New Sun, through its subsidiaries, will operate all of Sun’s healthcare facilities (as of July 1, 2010, these facilities consist of 167 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers in 25 states with 23,289 licensed beds through SunBridge and other subsidiaries). New Sun’s skilled nursing centers will provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals requiring certain assistance for activities in daily living. Rehab Recovery Suites, which specialize in Medicare and managed care patients, as of June 30, 2010, are located in 66 of the skilled nursing centers, and 46 of these skilled nursing centers contain wings dedicated to the care of residents afflicted with Alzheimer’s disease. New Sun’s assisted living centers will provide services that include minimal nursing assistance, housekeeping, nutrition, laundry and administrative services for individuals requiring minimal assistance for activities in daily living. New Sun’s independent living centers will provide services that include security, housekeeping, nutrition and limited laundry services for individuals requiring no assistance for activities in daily living. New Sun’s mental health centers will provide a range of inpatient and outpatient behavioral health services for adults and children through specialized treatment programs. New Sun will also provide hospice services, including palliative care, social services, pain management and spiritual counseling, through its subsidiary SolAmor, in eight states for individuals facing end-of-life issues.

Rehabilitation therapy services. New Sun will provide rehabilitation therapy services through SunDance. SunDance provides a broad array of rehabilitation therapy services, including speech pathology, physical therapy and occupational therapy. Upon completion of the Separation, SunDance will continue to provide rehabilitation therapy services, which as of June 30, 2010 are provided to 466 centers in 36 states, 335 of which are operated by nonaffiliated parties and 131 of which are operated by affiliates. In most of New Sun’s 71 healthcare centers for which SunDance will not provide rehabilitation therapy services, those services will be provided by staff employed by the centers, although some centers will engage third-party therapy companies for such services.

Medical staffing services. New Sun will provide temporary medical staffing in 34 states through CareerStaff. CareerStaff provides (i) licensed therapists skilled in the areas of physical, occupational and speech therapy, (ii) nurses, (iii) pharmacists, pharmacist technicians and medical imaging technicians, (iv) physicians and (v) related medical personnel.

Competition

Competition within the inpatient services industry varies by location. New Sun will compete with other healthcare centers based on key factors such as the number of centers in the local market, the types of services available, quality of care, reputation, age and appearance of each center and the cost of care in each locality. Increased competition in the future could limit New Sun’s ability to attract and retain residents or to expand its business.

New Sun will also compete with other companies in providing rehabilitation therapy services, medical staffing services and hospice services, and in employing and retaining qualified nurses, therapists and other medical personnel. The primary competitive factors for the ancillary services markets are quality of services, charges for services and responsiveness to customer needs.

New Sun believes the following strengths will allow it to improve its operations and profitability:

High quality portfolio and premium assets. New Sun’s operations will be geographically diversified and characterized by strong operating metrics. New Sun’s quality of operations will enable it to manage patients with higher acuity level (i.e., the condition of patients that determines the level of skilled nursing and rehabilitation therapy services required), which is expected to drive operating margins. The size of New Sun’s operations is expected to enable it to realize the benefits of economies of scale, purchasing power and increased operating efficiencies. Furthermore, New Sun’s geographic diversity will help to mitigate the risk associated with adverse regulatory changes related to Medicaid reimbursement in any one state.

Core inpatient services business. New Sun’s inpatient business will have the ability to achieve consistent revenue and earnings growth by expanding its services and increasing its focus on integrated skilled nursing care and rehabilitation therapy services to attract high-acuity patients throughout all nursing and rehabilitation centers and through targeting specific centers with Rehab Recovery Suites that exclusively specialize in Medicare and managed care patients. New Sun’s hospice business, which will serve patients in certain of its nursing centers, in-home settings and in non-affiliated centers, will be an important contributor to the strength of its inpatient business.

Quality of care and strong brand image. New Sun will maintain Sun’s existing industry-leading initiatives to provide high quality of care to its patients. These initiatives have resulted in third-party recognition for quality of care and clinical services. Sun has been able to, and New Sun expects to continue to, attract an increased number of high-acuity patients, maintain a high occupancy rate and develop an effective referral network of patients.

Ancillary businesses will support inpatient services and provide diversification. New Sun’s rehabilitation therapy business will complement its core inpatient services business and is particularly attractive to high-acuity patients who require more intensive and medically complex care. Sun’s rehabilitation therapy business has demonstrated the ability to grow organically and partner with non-affiliated skilled and assisted living facilities in delivering efficient and effective rehabilitation services to customers in 36 states. New Sun’s medical staffing business, which will primarily service non-affiliated providers, will derive a majority of its revenues from its placement of therapists. New Sun will also place physicians, nurses and pharmacists. New Sun expects to leverage the core competencies of its medical staffing business to benefit its inpatient and rehabilitation businesses. These ancillary businesses will diversify New Sun’s revenue base and will provide an opportunity to improve its payor mix.

Infrastructure in place to leverage growth. New Sun will have an established corporate and regional infrastructure in place to leverage its growth.

Experienced management team with a proven track record. New Sun will have a strong and committed management team with substantial industry knowledge. The Chief Executive Officer and the Chief Financial Officer together will have over 45 years of healthcare experience, as well as a proven track record of operations success in the long-term care industry. New Sun’s management team has successfully acquired and integrated numerous businesses, assets and properties, and this experience should position New Sun well to successfully implement its growth and integration strategies.

Business Strategy

New Sun intends to build on current competitive strengths and to grow its business and strengthen its position as a nationwide provider of senior healthcare services by pursuing the following objectives:

Focus on inpatient growth. New Sun intends to increase its inpatient revenue and profitability by maintaining high occupancy rates and by focusing on attracting more high-acuity and Medicare patients. New Sun will implement this strategy by focusing on expanding its clinical services and case management and by developing Rehab Recovery Suites that exclusively specialize in Medicare and managed care patients. New Sun plans to take advantage of its marketing infrastructure, local community knowledge and brand image to attract new patients and to expand its referral and customer bases.

Seek growth in ancillary businesses. New Sun intends to grow its SolAmor hospice operations through acquisitions and internal growth. New Sun will focus on its rehabilitation therapy business, which will be a key driver of its Medicare services and revenues, by improving its clinical product offering, labor productivity and operating profitability and increasing the number of third-party contracts. New Sun’s hospice and ancillary services should provide it with diversified revenue sources, a favorable payor mix and growth opportunities.

Increase operational efficiency and leverage Sun’s existing platform. New Sun will focus on improving operating efficiencies without compromising high quality of care. New Sun plans to reduce costs and enhance efficiencies through various methods, including by:

•	reducing labor and billing expenses through technological advances and operational improvements that allow management to more efficiently allocate employees;

•	reducing overhead through process improvement initiatives and frequent re-examination of costs;

•	improving therapist productivity in its rehabilitation services business;

•	controlling litigation expenses by focusing on risk management; and

•	monitoring and analyzing the operations and profitability of individual business units.

Prior to the Separation, Sun will continue to seek acquisitions and other strategic opportunities, including those that may be beneficial to New Sun or Sabra. In the event that, prior to the Separation, Sun were to enter into an acquisition agreement or consummate an acquisition of one or more healthcare properties, Sun would expect to contribute the acquired operations, if any, to New Sun and the acquired real property, if any, to Sabra. While Sun is often engaged in evaluating potential transactions and other strategic alternatives, there can be no assurances that any of these discussions will result in definitive agreements or the completion of any transaction. As of the date of this proxy statement/prospectus, there are no material acquisitions or other strategic opportunities pending.

Employees and Labor Relations

Upon completion of the Separation, New Sun intends to employ substantially all of the current employees of Sun. New Sun’s subsidiaries will continue to be obligated under existing collective bargaining agreements. As of June 30, 2010, Sun had 29,660 full-time, part-time and per diem employees. Of this total, 23,928 employees were in its inpatient services operations, 3,151 employees in its rehabilitation therapy services operations, 1,815 employees in its medical staffing business, 463 employees in its hospice operations and 303 employees at its corporate and regional offices.

As of June 30, 2010, SunBridge operated 35 centers with union employees. As of June 30, 2010, approximately 2,794 of its employees (9.4% of all of its employees) who worked in healthcare centers in Alabama, California, Connecticut, Georgia, Massachusetts, Maryland, Montana, New Jersey, Ohio, Rhode Island, Washington and West Virginia were covered by collective bargaining contracts. As of June 30, 2010, collective bargaining agreements covering approximately 285 of these employees (1.0% of all its employees) either were in renegotiations or were shortly to be in renegotiations due to the expiration of the collective bargaining agreements.

Federal and State Regulatory Oversight

The healthcare industry is extensively regulated. In the ordinary course of business, New Sun’s operations will be continuously subject to federal, state and local regulatory scrutiny and supervision. This will often include inquiries, investigations, examinations, audits, site visits and surveys. As more fully described below, various laws, including anti-kickback, anti-fraud and abuse provisions codified under the Social Security Act, prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid. Sanctions for violating these anti-kickback, anti-fraud and abuse provisions include criminal penalties, civil sanctions, fines and possible exclusion from government programs such as Medicare and Medicaid. If a center is decertified as a Medicare or Medicaid provider by CMS or a state, the center will not thereafter be reimbursed for caring for residents that are covered by Medicare and Medicaid, and the center would be forced to care for such residents without being reimbursed or to transfer such residents.

New Sun’s skilled nursing centers and mental health centers will be licensed under applicable state law, and will be certified or approved as providers under the Medicare and Medicaid programs. State and local agencies survey all skilled nursing centers on a regular basis to determine whether such centers are in compliance with governmental operating and health standards and conditions for participation in government sponsored third-party payor programs. From time to time, New Sun may receive notice of noncompliance with various requirements for Medicare/Medicaid participation or state licensure. New Sun will review such notices for factual correctness, and based on such reviews, either take appropriate corrective action or challenge the stated basis for the allegation of noncompliance. Where corrective action is required, New Sun will work with the reviewing agency to create mutually agreeable measures to be taken to bring the center or service provider into compliance. Under certain circumstances, the federal and state agencies have the authority to take adverse actions against a center or service provider, including the imposition of a monitor, the imposition of monetary penalties and the decertification of a center or provider from participation in the Medicare and/or Medicaid programs or licensure revocation. When appropriate, New Sun will vigorously contest such sanctions. Challenging and appealing notices or allegations of noncompliance can require significant legal expenses and management attention.

Various states in which New Sun will operate centers have established minimum staffing requirements or may establish minimum staffing requirements in the future. New Sun’s ability to satisfy such staffing requirements depends upon its ability to attract and retain qualified healthcare professionals, including nurses, certified nurse’s assistants and other staff. Failure to comply with such minimum staffing requirements may result in the imposition of fines or other sanctions.

Most states in which New Sun will operate have statutes requiring that prior to the addition or construction of new nursing home beds, to the addition of new services or to certain capital expenditures in excess of defined levels, New Sun first must obtain a CON, which certifies that the state has made a determination that a need exists for such new or additional beds, new services or capital expenditures. The certification process is intended to promote quality healthcare at the lowest possible cost and to avoid the unnecessary duplication of services, equipment and centers.

New Sun will be subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include:

•

the “anti-kickback” provisions of the Medicare and Medicaid programs, which prohibit knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate) directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid; and

•

the “Stark laws” which prohibit, with limited exceptions, the referral of patients by physicians for certain services, including physical therapy and occupational therapy, to an entity in which the physician has a financial interest.

False claims are prohibited pursuant to criminal and civil statutes. These provisions prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid or failing to refund overpayments or improper payments. Suits alleging false claims can be brought by individuals, including employees and competitors. Newly adopted legislation has expanded the scope of the federal False Claims Act and eased some requirements for the filing of a lawsuit under the act. New Sun believes that its billing practices will be compliant with the False Claims Act and similar state laws. However, if its practices, policies and procedures are found not to comply with the provisions of those laws, New Sun could be subject to civil sanctions.

Commencing January 1, 2010, recovery audit contractors, or RACs, operating under the Medicare Integrity Program, have sought to identify alleged Medicare overpayments based on the medical necessity of services provided in nursing centers. Similar audits are conducted by various state agencies under the Medicaid program.

As of June 30, 2010, Sun had approximately $5.3 million of claims that were under various stages of review or appeal with the Medicare Administration Contractors/Fiscal Intermediaries. Upon completion of the Separation, New Sun will not be able to assure you that future recoveries will not be material or that any appeal of a medical review or RAC audit will be successful.

New Sun will also be subject to regulations under the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996. The privacy rules include (i) giving consumers the right and control over the release of their medical information, (ii) the establishment of boundaries for the use of medical information and (iii) civil or criminal penalties for violation of an individual’s privacy rights.

These privacy regulations apply to “protected health information,” which is defined generally as individually identifiable health information transmitted or maintained in any form or medium, excluding certain education records and student medical records. The privacy regulations limit a provider’s use and disclosure of most paper, oral and electronic communications regarding a patient’s past, present or future physical or mental health or condition, or relating to the provision of healthcare to the patient or payment for that healthcare.

The security regulations will require New Sun to ensure the confidentiality, integrity, and availability of all electronic protected health information that it creates, receives, maintains or transmits. New Sun must protect against reasonably anticipated threats or hazards to the security of such information and the unauthorized use or disclosure of such information.

In addition, New Sun will be subject to various federal, state and local environmental laws and regulations with respect to its centers. These laws and regulations address various matters, including asbestos, fuel oil management, wastewater discharges, air emissions, medical wastes and hazardous wastes. The costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. For example, as an operator of a center, New Sun may be held liable for costs relating to the investigation and clean up of any property from which there has been a release or threatened release of a regulated material. In addition to these costs, which are typically not limited by law or regulation, New Sun could be liable for certain other costs, including governmental fines and injuries to persons, other property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination.

Compliance Process

New Sun’s compliance program is referred to in this proxy statement/prospectus as the “Compliance Process,” and, upon completion of the Separation, will be substantially the same as Sun’s Compliance Process as of immediately prior to the Separation. New Sun’s Compliance Process will evolve as the requirements of federal and private healthcare programs change. There are seven principal elements to the Compliance Process:

Written Policies, Procedures and Standards of Conduct. Sun’s business lines, which will be operated by New Sun following the Separation, have extensive policies and procedures (“P&Ps”) modeled after applicable laws, regulations, government manuals and industry practices and customs. The P&Ps govern the clinical, reimbursement and operational aspects of each subsidiary. To emphasize adherence to its P&Ps, New Sun will publish and distribute a Code of Conduct and an employee handbook.

Designated Compliance Officer and Compliance Committee. New Sun will have a Chief Compliance Officer whose responsibilities include: (i) overseeing the Compliance Process; (ii) overseeing compliance with judicial and regulatory requirements and functioning as the liaison with the state agencies and the federal government on matters related to the Compliance Process and such requirements; (iii) reporting to New Sun’s board of directors, the Compliance Committee of its board of directors, and senior corporate managers on the status of the Compliance Process; and (iv) overseeing the coordination of a comprehensive training program which focuses on the elements of the Compliance Process and employee background screening process. Compliance matters will be reported to the Compliance Committee of New Sun’s board of directors on a regular basis. The Compliance Committee will be composed solely of independent directors.

Effective Training and Education. Every employee, director and officer will be trained on the Compliance Process and Code of Conduct. Training will also occur for appropriate employees in applicable provisions of the Medicare and Medicaid laws, fraud and abuse prevention, clinical standards, and practices, and claim submission and reimbursement P&Ps.

Effective Lines of Communication. Employees will be encouraged to report issues of concern without fear of retaliation using a Four Step Reporting Process, which will include the toll-free “New Sun Quality Line.” The Four Step Reporting Process will encourage employees to discuss clinical, ethical or financial concerns with supervisors and local management since these individuals will be most familiar with the laws, regulations, and policies that impact their concerns. The Sun Quality Line will be an always-available option that may be used for anonymous reporting if the employee so chooses. Reported concerns will be internally reviewed, and proper follow-up will be conducted.

Internal Monitoring and Auditing. New Sun’s Compliance Process will put internal controls in place to meet the following objectives: (i) accuracy of claims, reimbursement submissions, cost reports and source documents; (ii) provision of patient care, services, and supplies as required by applicable standards and laws; (iii) accuracy of clinical assessment and treatment documentation; and (iv) implementation of judicial and regulatory requirements (e.g., background checks, licensing and training). Each business line will monitor and audit compliance with P&Ps and other standards to ensure that the objectives listed above are met. Data from these internal monitoring and auditing systems will be analyzed and acted upon through a quality improvement process. New Sun will designate the subsidiary presidents and each member of the operations management team as Compliance Liaisons. Each Compliance Liaison will be responsible for making certain that all requirements of the Compliance Process are completed at the operational level for which the Compliance Liaison is responsible.

Enforcement of Standards. New Sun’s policies, the Code of Conduct and the employee handbook, as well as all associated training materials, will clearly indicate that employees who violate its standards will be subjected to discipline. Sanctions will range from oral warnings to suspensions and/or to termination of employment. New Sun will take a proactive approach to offset the need for punitive measures. First, New Sun will have employee background review practices that surpass industry standards. Second, as noted above, New Sun will devote significant resources to employee training. Finally, New Sun will have a performance management program intended to make certain that all employees are aware of what duties are expected of them and understand that compliance with policies, procedures, standards and laws related to job functions is required.

Responses to Detected Offenses and Development of Corrective Actions. Correction of detected misconduct or a violation of New Sun’s policies will be the responsibility of every manager. As appropriate, a manager will be expected to develop and implement corrective action plans and monitor whether such actions are likely to keep a similar violation from occurring in the future.

New Sun’s Compliance Process will incorporate the terms of a revised Permanent Injunction and Final Judgment entered on September 14, 2005 (“PIFJ”). The PIFJ, which resulted from investigations by the Bureau of Medi-Cal Fraud and Elder Abuse of the Office of the California Attorney General and will apply to New Sun’s California centers, requires compliance with certain clinical practices that are substantially consistent with existing law and Sun’s current practices, and imposes staffing requirements and specific training obligations. All California administrators will be trained on the requirements of the PIFJ, as required. The PIFJ will also require New Sun to issue to the State of California annual reports documenting its compliance efforts. A breach of the PIFJ could subject New Sun to substantial monetary penalties.

General Information

New Sun is incorporated in Delaware. New Sun’s principal executive offices will be located at 18831 Von Karman, Suite 400, Irvine, CA 92612, and its telephone number will be (949) 255-7100. It will maintain a website at www.sunh.com. Following the Separation, New Sun will file reports with the SEC. Through its website, New Sun will make available free of charge, as soon as reasonably practicable after such information has been filed or furnished to the SEC, each of its filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, investors and other members of the public will be able to read and copy any materials New Sun files or furnishes with the SEC at the SEC’s Public Reference at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. This information, and any other reports, proxy and information statements or other information filed or furnished with the SEC by issuers, can also be obtained free of charge on the Internet site maintained by the SEC, www.sec.gov.

Properties

Inpatient Services

Upon completion of the Separation, New Sun’s subsidiaries will operate all of Sun’s skilled nursing centers, combined skilled nursing, assisted and independent living centers, assisted living centers, independent living centers and mental health centers, which, as of July 1, 2010, totaled 203 centers. All except four of these centers will be leased, including the 87 centers to be leased from subsidiaries of Sabra under the Lease Agreements. The four healthcare properties that will be owned by New Sun following the Separation include one center that is owned in partnership with a third party, one center that is undergoing significant renovation in conjunction with a third party and two centers that are being considered for possible disposition. The properties that are owned in partnership with a third party or are undergoing significant renovation in conjunction with a third party are impractical to transfer to Sabra for contractual and operational reasons. These properties are not individually, or in the aggregate, material to Sun. In addition, New Sun will also retain ownership of Sun’s administrative office buildings in Albuquerque, New Mexico. Ownership of these administrative offices is not consistent with Sabra’s business strategy of owning healthcare properties. Subsidiaries of New Sun will continue to lease administrative office space in 18 locations in 13 states for the inpatient segment, and administrative office space in 22 locations in 10 states for the hospice operations. As of the Separation, New Sun expects that its properties will be generally in good operating condition and suitable for the purposes for which they will be used.

The leased healthcare centers with third-party lessors are currently subject to long-term operating leases or subleases, with lease terms expiring between 2010 and 2020, that require the tenant to take certain actions, including paying all applicable capital expenditures, taxes, insurance and maintenance costs. No more than 18 centers are leased from any one landlord other than Omega Healthcare Investors (“Omega”). Many leases are for individual centers. The annual rent payable under most of the leases will generally increase based on a fixed percentage or on increases in the Consumer Price Index. Many of the leases contain renewal options to extend the term. Typical events of default under these leases include failure to pay rent, certain events of bankruptcy or insolvency, failure to comply with covenants set forth in the lease or a related document, such as a guaranty, and certain events of regulatory noncompliance. Under certain leases, events of default also include an event of default under agreements evidencing indebtedness of the tenant or its parent, or acceleration of such indebtedness by a lender following an event of default. If an event of default occurs, typically a landlord may reenter the leased properties and terminate the lease and collect all rent due to the date of termination, rent to become due until the lease expiration and costs related to the exercise of remedies.

New Sun, through its subsidiaries, will assume options to acquire, at fair value or a set purchase price, ownership of 21 of the leased centers. The purchase options for five centers are exercisable or will become exercisable by December 31, 2011. Sabra will have no right to exercise these purchase options.

Subsidiaries of New Sun will lease 40 centers (4,718 licensed beds in ten states) from Omega pursuant to a Second Amended and Restated Master Lease Agreement dated as of February 1, 2008, as amended (the “Omega Lease”). The lease term for 34 of the centers that will be leased from Omega expires on December 31, 2013. The lease term for the remaining six properties expires on December 31, 2017. In each case, lease terms are subject to renewal options, which, if exercised, may extend the lease term to 2033.

At the time of the Separation, rents under the Omega Lease will aggregate $30.8 million annually. The rent is subject to an annual escalator equal to the lesser of 235 basis points over the ten year treasury securities constant maturity rate in effect for the month of December prior to the increase and 2.5%. The Omega Lease also requires the tenants to fund all taxes, insurance and maintenance costs. The Omega Lease is currently guaranteed by Sun (which guaranty will be released if the Separation occurs) and after the Separation will be guaranteed by New Sun.

Under the Omega Lease, assignments or other transfers of a leased property (other than an assignment or transfer to an affiliate of a tenant) may not occur except with the consent of Omega, and any such assignment or transfer will not release the tenant and any guarantor from its obligations under the Omega Lease and the related guaranty.

The following table sets forth certain information as of July 1, 2010 concerning the 203 centers (see footnote 2 below) that will be operated by subsidiaries of New Sun after the Separation, which consisted of 23,289 beds located in 25 states, of which 91% of the beds were licensed for skilled nursing, 7% for assisted or independent living and 2% for mental health.

		Number of Licensed Beds/Units(1)
State	Total Number of Centers	Skilled Nursing	Assisted Living	Independent Living	Mental Health	Total	% of Total
Ohio	17	2,392	—	—	—	2,392	10.2
Massachusetts	18	1,803	57	—	—	1,860	8.0
Kentucky	20	1,598	235	—	—	1,833	7.9
New Hampshire	15	1,131	474	—	—	1,605	6.9
Connecticut	10	1,327	23	49	—	1,399	6.0
California	15	858	—	—	473	1,331	5.7
Oklahoma	9	1,170	71	12	60	1,313	5.6
Colorado	9	1,203	—	97	—	1,300	5.5
Idaho (2)	11	1,053	38	103	22	1,216	5.2
Florida	9	1,120	—	—	—	1,120	4.8
New Mexico	9	890	120	60	—	1,070	4.6
Georgia	9	1,002	32	—	—	1,034	4.4
North Carolina	8	930	44	—	—	974	4.2
Alabama	7	757	26	—	—	783	3.4
West Virginia	7	739	—	—	—	739	3.2
Tennessee	8	693	22	—	—	715	3.1
Montana	5	538	112	—	—	650	2.8
Washington	6	513	36	—	—	549	2.4
Maryland	3	434	—	—	—	434	1.9
Rhode Island	2	261	—	—	—	261	1.1
Indiana	2	208	—	—	—	208	0.9
New Jersey	1	176	—	—	—	176	0.8
Arizona	1	161	—	—	—	161	0.7
Utah	1	120	—	—	—	120	0.5
Wyoming	1	46	—	—	—	46	0.2

Total	203	21,123	1,290	321	555	23,289	100%

(1)	“Licensed Beds” refers to the number of beds for which a license has been issued, which may vary in some instances from licensed beds available for use, which is used in the computation of occupancy. Available beds for the 203 centers aggregated 22,507.
(2)	Effective July 1, 2010, Sun assumed the operations of an owned skilled nursing center in Idaho with 80 licensed and available beds. This center will also be operated by a subsidiary of New Sun and data relating to this center is included in the table above.

After the Separation, subsidiaries of New Sun will operate 187 centers that have a single purpose license: 167 skilled, 10 assisted living, two independent living and eight mental health; and 16 centers that have two or more licensed designations (skilled, assisted and/or independent living).

State	Skilled Nursing		Assisted Living	Independent Living	Mental Health	Multi- license Designation	Total	% of Total
Kentucky	14		2	—	—	4	20	9.9
Massachusetts	17		1	—	—	—	18	8.9
Ohio	17		—	—	—	—	17	8.5
California	9		—	—	6	—	15	7.4
New Hampshire	8		2	—	—	5	15	7.4
Idaho	8	(1)	—	—	1	2	11	5.4
Connecticut	8		—	1	—	1	10	4.9
Colorado	8		—	1	—	—	9	4.4
Florida	9		—	—	—	—	9	4.4
Georgia	8		1	—	—	—	9	4.4
New Mexico	8		—	—	—	1	9	4.4
Oklahoma	7		—	—	1	1	9	4.4
North Carolina	6		—	—	—	2	8	3.9
Tennessee	7		1	—	—	—	8	3.9
Alabama	6		1	—	—	—	7	3.4
West Virginia	7		—	—	—	—	7	3.4
Washington	5		1	—	—	—	6	3.0
Montana	4		1	—	—	—	5	2.5
Maryland	3		—	—	—	—	3	1.5
Indiana	2		—	—	—	—	2	1.0
Rhode Island	2		—	—	—	—	2	1.0
Arizona	1		—	—	—	—	1	0.5
New Jersey	1		—	—	—	—	1	0.5
Utah	1		—	—	—	—	1	0.5
Wyoming	1		—	—	—	—	1	0.5

Total	167		10	2	8	16	203	100%

(1)	Effective July 1, 2010, Sun assumed the operations of an owned skilled nursing center in Idaho with 80 licensed and available beds. This center will also be operated by a subsidiary of New Sun.

Rehabilitation Therapy Services

Upon completion of the Separation, subsidiaries of New Sun will continue to be parties to leases for offices and patient care delivery sites at which the rehabilitation therapy businesses are operating, which, as of June 30, 2010, included 34 locations in 10 states.

Medical Staffing Services

Upon completion of the Separation, subsidiaries of New Sun will continue to be parties to leases for offices constituting the medical staffing business which, as of June 30, 2010, included 29 locations in 17 states.

Corporate

New Sun will lease its executive offices in Irvine, California and will own three corporate office buildings as well as lease office space in a fourth building in Albuquerque, New Mexico.

Legal Proceedings

It is expected that, pursuant to the Distribution Agreement, any liability arising from or relating to legal proceedings involving Sun’s healthcare business prior to the Separation (other than any liability arising from or relating to legal proceedings where the dispute is based upon the real property to be owned by Sabra following the Separation) will be assumed by New Sun and that New Sun will indemnify Sabra (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses it may incur arising from or relating to such legal proceedings. Sun is currently a party to various legal actions and administrative proceedings and is subject to various claims arising in the ordinary course of its business, including claims that its services have resulted in injury or death to the residents of its healthcare centers and claims relating to employment and commercial matters. Although New Sun will vigorously defend these matters, there can be no assurance that the outcomes of these matters will not have a material adverse effect on its business, financial position or results of operations. In certain states in which New Sun will have operations, insurance coverage for the risk of punitive damages arising from general and professional liability litigation may not be available due to state law public policy prohibitions. There can be no assurance that New Sun will not be liable for punitive damages awarded in litigation arising in states for which punitive damage insurance coverage is not available.

New Sun will operate in an industry that is extensively regulated. As such, in the ordinary course of business, New Sun will be continuously subject to state and federal regulatory scrutiny and supervision. Such regulatory scrutiny often includes inquiries, investigations, examinations, audits, site visits and surveys, some of which are non-routine. In addition to being subject to direct regulatory oversight of state and federal regulatory agencies, these industries are frequently subject to the regulatory supervision of fiscal intermediaries. If a provider is found by a court of competent jurisdiction to have engaged in improper practices, the provider could be subject to civil, administrative or criminal fines, penalties or restitutionary relief; reimbursement authorities could seek the suspension or exclusion of the provider from participation in their program. It is believed that there has been, and will continue to be, an increase in governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Adverse determinations in legal or regulatory proceedings, whether currently asserted or arising in the future, could have a material adverse effect on New Sun’s business, financial position or results of operations.

BUSINESS OF SABRA

Overview

Following the Separation and REIT Conversion Merger, Sabra will be a self-administered, self-managed realty company that will, directly or indirectly, own and invest in real estate serving the healthcare industry. Sabra will generate its revenues by leasing properties to local, regional and national tenants and operators throughout the United States. Sabra anticipates that its lease arrangements will be long-term triple-net leases, pursuant to which there will be an initial term of between ten and fifteen years and the tenants will be responsible for all property maintenance, insurance required in connection with the properties and the business conducted on the properties, taxes levied on or with respect to the properties (other than taxes on Sabra’s income) and all utilities and other services necessary or appropriate for the properties and the business conducted on the leased properties. Initially, Sabra’s portfolio will consist of 68 skilled nursing facilities, ten combined skilled nursing, assisted and independent living facilities, five assisted living facilities, two mental health facilities, one independent living facility and one continuing care retirement community that Sabra will acquire in connection with the Separation and REIT Conversion Merger (the “Sabra Properties”). As of July 1, 2010, the Sabra Properties had a total of 9,740 licensed beds, or units, spread across 20 states. Subsidiaries of Sabra will lease all of these properties to subsidiaries of New Sun following the Separation and REIT Conversion Merger pursuant to the Lease Agreements.

Sabra expects initially to grow its portfolio through the acquisition of skilled nursing and senior housing facilities, including assisted living, independent living and continuing care retirement community facilities. As Sabra acquires additional properties and expands its portfolio, it expects to further diversify by geography, asset class and tenant within the healthcare sector. For example, Sabra expects to pursue the acquisition of medical office buildings, life science facilities and hospitals. Sabra plans to be opportunistic in its healthcare real estate investment strategy by investing in assets that provide the best opportunity to create long-term stockholder value, dividend growth and appreciation of asset values.

Following completion of the REIT Conversion Merger, Sabra intends to elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Sabra intends to operate through an umbrella partnership (UPREIT) structure in which substantially all of its properties and assets will be held by the Operating Partnership, of which Sabra is the sole general partner, or by subsidiaries of the Operating Partnership. In the discussion that follows in this section, references to “Sabra” include all direct or indirect wholly owned subsidiaries of Sabra, including the Operating Partnership.

Portfolio of Healthcare Properties

Following the Separation and REIT Conversion Merger, Sabra will have a geographically diverse portfolio of healthcare properties in the United States that will offer a range of long-term care health services in the areas of skilled nursing, assisted and independent living and mental health. The initial portfolio will consist of the Sabra Properties. Of these properties, Sabra will own fee title to 81 properties and title under long-term ground leases for 6 properties.

Sabra’s portfolio will initially consist of the following types of healthcare facilities, all of which will be operated by subsidiaries of New Sun immediately after the Separation and REIT Conversion Merger:

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Skilled nursing facilities. Skilled nursing facilities provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals requiring certain assistance for activities in daily living. A typical skilled nursing facility includes mostly one and two bed units, each equipped with a private or shared bathroom and community dining facilities. Rehab Recovery Suites, which specialize in Medicare and managed care patients, are currently located in 30 of the skilled nursing facilities that Sabra will own and lease to subsidiaries of New Sun. Solana Alzheimer’s units, which are dedicated to the care of residents afflicted with Alzheimer’s disease, are located in 21 of the skilled nursing facilities that Sabra will own and lease to subsidiaries of New Sun.

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Assisted living facilities. Assisted living facilities provide services that include minimal nursing assistance, housekeeping, nutrition, laundry and administrative services for individuals requiring minimal assistance for activities in daily living. Assisted living facilities permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Assisted living facilities typically are comprised of one and two bedroom suites equipped with private bathrooms and efficiency kitchens. Services bundled within one regular monthly fee usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24- hour availability of assistance with the activities of daily living, such as eating, dressing and bathing. Professional nursing and healthcare services are usually available at the facility on call or at regularly scheduled times.

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Independent living facilities. Independent living facilities are age-restricted multi-family properties with central dining facilities that provide services that include security, housekeeping, nutrition and limited laundry services. Sabra’s independent living facilities are designed specifically for independent seniors who are able to live on their own, but desire the security and conveniences of community living. Independent living facilities typically offer several services covered under a regular monthly fee.

•	Mental health facilities. Mental health facilities provide a range of inpatient and outpatient behavioral health services for adults and children through specialized treatment programs.

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Continuing Care Retirement Community. Continuing care retirement communities provide, as a continuum of care, the services described above for independent living facilities, assisted living facilities and skilled nursing facilities in an integrated campus, under long-term contracts with the residents.

Sabra believes that all of the Sabra Properties are adequately covered by insurance and are suitable for their intended uses as described above.

Geographic and Property Type Diversification

The following tables set forth certain information concerning the Sabra Properties, which, at July 1, 2010, consisted of 9,740 beds spread across 20 states.

		Number of Licensed Beds/Units(1)
	Total
	Number of	Skilled	Assisted	Independent	Mental		% of
State	Centers	Nursing	Living	Living	Health	Total	Total
New Hampshire	15	1,131	474	—	—	1,605	16.4
Connecticut	10	1,327	23	49	—	1,399	14.4
Kentucky	15	976	172	—	—	1,148	11.8
Ohio	8	954	—	—	—	954	9.8
Florida	5	660	—	—	—	660	6.8
Oklahoma	5	441	71	12	60	584	6.0
Montana	4	538	—	—	—	538	5.5
New Mexico	3	190	120	60	—	370	3.8
Colorado	2	362	—	—	—	362	3.7
Georgia	2	310	—	—	—	310	3.2
California	3	301	—	—	—	301	3.1
Massachusetts	3	301	—	—	—	301	3.1
Idaho	3	229	16	—	22	267	2.7
Rhode Island	2	261	—	—	—	261	2.7
West Virginia	2	185	—	—	—	185	1.9
Maryland	1	137	—	—	—	137	1.4
Tennessee	1	134	—	—	—	134	1.4
North Carolina	1	100	—	—	—	100	1.0
Indiana	1	88	—	—	—	88	0.9
Washington	1	—	36	—	—	36	0.4

Total	87	8,625	912	121	82	9,740	100%

% of Total Beds/Units		88.6%	9.4%	1.2%	0.8%	100%

(1)	“Licensed Beds” refers to the number of beds for which a license has been issued, which may vary in some instances from licensed beds available for use, which is used in the computation of occupancy. Available beds for the Sabra Properties aggregated 9,403.

Of the Sabra Properties, 76 facilities have a single purpose license: 68 skilled nursing, five assisted living, one independent living and two mental health. Furthermore, 11 facilities have two or more licensed designations (skilled, assisted and/or independent living, including one continuing care retirement facility).

	Skilled	Assisted	Independent	Mental		Multi-license		% of
State	Nursing	Living	Living	Health	CCRC	Designation	Total	Total
Kentucky	11	2	—	—	—	2	15	17.2
New Hampshire	8	2	—	—	—	5	15	17.2
Connecticut	8	—	1	—	—	1	10	11.5
Ohio	8	—	—	—	—	—	8	9.2
Florida	5	—	—	—	—	—	5	5.8
Oklahoma	3	—	—	1	—	1	5	5.8
Montana	4	—	—	—	—	—	4	4.6
California	3	—	—	—	—	—	3	3.5
Idaho	1	—	—	1	—	1	3	3.5
Massachusetts	3	—	—	—	—	—	3	3.5
New Mexico	2	—	—	—	1	—	3	3.5
Colorado	2	—	—	—	—	—	2	2.3
Georgia	2	—	—	—	—	—	2	2.3
Rhode Island	2	—	—	—	—	—	2	2.3
West Virginia	2	—	—	—	—	—	2	2.3
Indiana	1	—	—	—	—	—	1	1.1
Maryland	1	—	—	—	—	—	1	1.1
North Carolina	1	—	—	—	—	—	1	1.1
Tennessee	1	—	—	—	—	—	1	1.1
Washington	—	1	—	—	—	—	1	1.1

Total	68	5	1	2	1	10	87	100%

Occupancy Trends

The following table sets forth the occupancy percentage for the Sabra Properties for the periods indicated.

	Occupancy %(1)
	For the Six Months Ended June 30, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
Skilled Nursing Facilities (68 facilities)	88.5%	89.7%	90.4%	90.8%	89.6%	86.6%
Combination SNF/ALF/ILF (10 facilities)	92.3%	92.5%	93.7%	93.2%	92.2%	93.1%
Senior Housing (7 facilities)(2)	86.2%	89.0%	91.4%	93.5%	85.3%	77.8%
Mental Health (2 facilities)	80.8%	81.5%	82.6%	79.9%	86.9%	85.3%

Total (87)	88.8%	90.0%	90.9%	91.2%	89.6%	87.0%

(1)	The percentages are computed by dividing the average daily number of beds occupied by the total number of available beds for use during the periods indicated (beds of acquired facilities are included in the computation following the date of acquisition only).
(2)	Senior housing is comprised of five assisted living facilities, one independent living facility, and one continuing care retirement community.

Occupancy percentages, either individually or in the aggregate, should not be relied upon alone to determine the performance of a facility. Other factors that may impact the performance of a facility include the sources of payment, terms of reimbursement and the acuity level of the patients (i.e., the condition of patients that determines the level of skilled nursing and rehabilitation therapy services required).

Skilled Mix Trends

The following table sets forth the skilled mix of the skilled nursing facilities included in the Sabra Properties for the periods indicated.

	SNF Skilled Mix %(1)
	For the Six Months Ended June 30, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
SNF Skilled Mix	20.8%	20.8%	21.3%	19.6%	18.0%	16.7%

(1)	Skilled mix is defined as the number of Medicare and non-Medicaid managed care patient days at the skilled nursing facilities included in the Sabra Properties divided by the total number of patient days at the skilled nursing facilities included in the Sabra Properties for any given period.

Anticipated Indebtedness

Sabra expects to put in place a capital structure that provides it with the flexibility to grow and a cost of debt capital that allows it to compete for investment opportunities, which may include secured bank debt, secured or unsecured bonds, a revolving credit facility and long-term mortgage financing. Prior to the Separation, Sabra, through one or more subsidiaries, including the Operating Partnership, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions. Sabra, through the Operating Partnership, also anticipates entering into a $100.0 million secured revolving credit facility prior to or following the Separation. Although Sabra has not yet entered into commitments for such financing arrangements, the revolving credit facility is expected to include an accordion feature that would allow Sabra to add lenders and increase the borrowing availability under the credit facility by up to an additional $100.0 million. Sabra does not currently intend to draw on the revolving credit facility prior to the Separation, but it is intended to be used by Sabra after the Separation for acquisitions or other operational and capital needs. Sabra also anticipates that the revolving credit facility will have up to $15.0 million available for letters of credit. It is anticipated that the debt agreements to be entered into by subsidiaries of Sabra will contain customary covenants that will include restrictions on the ability of the Operating Partnership, or of Sabra and its other subsidiaries guaranteeing the notes, to incur additional indebtedness, including secured indebtedness, pay dividends, repurchase its capital stock, make certain investments, create liens on its assets, enter into transactions with affiliates and merge or consolidate or sell all or substantially all of its assets. For additional information concerning this indebtedness, see “Description of Material Indebtedness.”

Of the Sabra Properties, 28 will be subject to mortgage indebtedness to third parties that, based on the outstanding principal amount of such indebtedness at June 30, 2010, is anticipated to total approximately $150.0 million ($167.9 million after giving effect to a mortgage refinancing completed in August 2010 and other anticipated mortgage refinancings). The table below sets forth the amount of Sabra’s anticipated mortgage indebtedness and related interest rate and amortization provisions, prepayment provisions and maturity dates.

Lender	No. of Properties	Principal Amount (in millions)(1)		Interest Rate	Maturity Date	Principal at Maturity (in millions)	Amortization Provisions
HUD-guaranteed indebtedness	9	$66.1	(2)	5.20%-6.67%	May 2031 - June 2047	$0	Fully amortized

GE Healthcare	6	$32.4	(3)	6.82%	January 2014	$30.0	Equal payments of principal and interest with 30- year amortization

Key Bank	6	$23.6	(4)	30-day LIBOR plus 3.00%	June 2011	$24.4	Equal payments of principal with 25- year amortization

CapitalSource	2	$8.0	(5)	8.50%	August 2010	$8.0	Equal payments of principal with 25- year amortization

CapitalSource	2	$11.0	(6)	7.98%	June 2011	$10.9	Equal payments of principal and interest with 25- year amortization

Berkadia Commercial Mortgage	1	$8.2	(7)	9.43%	April 2023	$1.3	Equal payments of principal and interest with 25- year amortization

(1)	The principal amounts reflected in this table do not give effect to (i) the August 2010 mortgage refinancing described in note 5 to this table or (ii) additional mortgage refinancings anticipated to occur prior to the Separation. If these refinancings had occurred as of June 30, 2010, the aggregate principal amount of mortgage indebtedness reflected in this table would have been $167.9 million.
(2)	Prepayable at any time with premiums ranging between 2% and 5% of the principal amount, with the exception of one HUD-guaranteed loan with is not prepayable until November 2011 (with a premium of 8% of the principal amount). Each prepayment premium declines by 1% each year.
(3)	Prepayable upon payment of all interest due to maturity, discounted as provided in the loan agreement.
(4)	Prepayable at any time without premium.
(5)	This indebtedness was refinanced in August 2010, together with certain mortgage indebtedness that was repaid in June 2010. The new indebtedness is for an aggregate principal amount of $20.5 million, with an interest rate equal to the 90-day LIBOR plus 4.5% (1.0% LIBOR floor) and a maturity date of August 2015, and is secured by four properties. The payment terms include equal payments of principal with a 25-year amortization and the lender is GECC.
(6)	Prepayable until March 2011 upon payment of a premium equal to 0.5% of the initial loan amount plus all interest due to maturity, discounted as provided in the loan agreement. Prepayable after March 2011 without premium.
(7)	Not prepayable until April 2013; thereafter prepayable without premium.

Tenants and Operators

Following the Separation and REIT Conversion Merger, all of the Sabra Properties will be operated by subsidiaries of New Sun, and their obligations will be guaranteed by New Sun. On or prior to completion of the Separation, subsidiaries of New Sun will enter into the Lease Agreements with subsidiaries of Sabra to lease the Sabra Properties. The parties to each Lease Agreement will consist of multiple lessors (i.e., subsidiaries of Sabra) and multiple tenants (i.e., subsidiaries of New Sun). The Lease Agreements will be triple-net leases under which subsidiaries of New Sun will be responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor) and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. Events of default under the Lease Agreements will include the acceleration of indebtedness under New Sun’s credit facility resulting from a default by New Sun. It is anticipated that the initial annual aggregate base rent payable by subsidiaries of New Sun under the Lease Agreements will be approximately $70.2 million determined using a 1.6x lease coverage ratio (ratio of EBITDAR to contractual rent for leases) for the Sabra Properties. Each Lease Agreement will provide for an initial term of between 10 and 15 years. At the option of the Tenant, each Lease Agreement may be extended for up to two five-year renewal terms beyond the initial term at the then currently in place rental rate. Under the Lease Agreements, there will be an annual rent escalator equal to the lesser of the percentage change in the Consumer Price Index or 2.50% (but not less than zero), which would also apply to the exercise of a renewal option. There will be no purchase options. See “Relationship Between New Sun and Sabra after the Separation and REIT Conversion Merger—The Lease Agreements” for a further description of the Lease Agreements, including a summary of the anticipated expiration dates and renewal dates under the Lease Agreements.

Because New Sun’s subsidiaries will be the lessees of all of the Sabra Properties, at the time of the Separation New Sun will be the source of substantially all of Sabra’s revenues. New Sun’s financial condition and ability and willingness to satisfy its obligations under the Lease Agreements and renew those leases upon expiration of the initial base terms thereof will significantly impact Sabra’s revenues and determine Sabra’s ability to service its indebtedness and to make distributions to its stockholders. There can be no assurance that New Sun and its subsidiaries will have sufficient assets, income and access to financing to enable them to satisfy their obligations under the Lease Agreements. Any inability or unwillingness on the part of New Sun and its subsidiaries to satisfy such obligations would have a material adverse effect on the condition of the leased properties as well as on the business, financial position and results of operations of Sabra and could prevent Sabra from being able to pay distributions to its stockholders as required to maintain its status as a REIT. In addition, in the event that New Sun and its subsidiaries are unable to satisfy obligations under the Lease Agreements or are unwilling to renew the Lease Agreements following expiration of their initial base terms, there can also be no assurance that Sabra would be able to locate a suitable replacement lessee on terms that are the same or better than those contained in the Lease Agreements. See “Risk Factors—Risks Relating to Sabra’s Business—Sabra will be dependent on New Sun until it substantially diversifies its portfolio, and an event that has a material adverse effect on New Sun’s business, financial position or results of operations could have a material adverse effect on Sabra’s business, financial position or results of operations.”

Competitive Strengths

Sabra believes the following competitive strengths will contribute significantly to its success and its ability to drive long-term stockholder value, dividend growth and the appreciation of its asset values:

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Experienced management team. Although Sabra’s management team has limited experience operating a REIT, it has extensive healthcare and real estate experience. Richard K. Matros, Sabra’s Chairman, President and Chief Executive Officer, has approximately 20 years of experience in the acquisition, development and disposition of skilled nursing facilities and other healthcare facilities, including nine years at Sun. Harold W. Andrews, Jr., who will become Executive Vice President and Chief Financial Officer of Sabra, is a finance professional who has over 10 years of experience in both the provision of healthcare services and healthcare real estate. In addition, Talya Nevo-Hacohen, who will become

Chief Investment Officer of Sabra, is a real estate finance executive with more than 20 years of experience in real estate finance, acquisition and development, including three years of experience managing and implementing the capital markets strategy of an S&P 500 healthcare REIT.

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Geographically diverse and stable property portfolio. Sabra’s portfolio of 87 properties, comprising 9,740 beds, is broadly diversified by location across 20 states. The properties in any one state do not account for more than 17% of Sabra’s total beds. Sabra’s geographic diversification will limit the effect of a decline in any one regional market on Sabra’s overall performance. In addition, Sun’s occupancy percentage has remained stable at between 87.0% and 91.2% over the past five years.

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Strong relationships with operators. The members of Sabra’s management team have developed an extensive network of relationships with qualified local, regional and national operators of skilled nursing and senior housing facilities across the United States. This extensive network has been built by Sabra’s management team through over 20 years of operating experience, industry trade organizations, banking relationships and investor relations within the skilled nursing and senior housing industries. Sabra intends to work collaboratively with its operators to help them achieve their growth and business objectives. Sabra believes these strong relationships with operators will allow it to effectively source investment opportunities that provide attractive risk-adjusted returns to its stockholders.

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Ability to identify talented operators. As a result of the Sabra management team’s operating experience, network of relationships and insight, Sabra anticipates that it will be able to identify qualified local, regional and national operators. Sabra will seek operators that possess local market knowledge, demonstrate hands-on management, have proven track records and emphasize patient care. The management team’s experience gives Sabra a key competitive advantage in objectively evaluating an operator’s financial position, emphasis on care and operating efficiency.

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Ability to access capital markets. Sabra’s management team has extensive experience, through years of public operating company history, in successfully accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure. For Mr. Matros, this experience includes leading Sun in a $56 million private placement of common stock, a $122 million underwritten public offering of common stock, a $485.0 million senior secured credit facility, a $200.0 million high yield debt financing and a $238 million equity offering. For Mr. Andrews, this experience includes leading multiple bank refinancings and healthcare facility development financings. For Ms. Nevo-Hacohen, this experience includes marketing and closing a $1.0 billion real estate fund, leading the issuance of $600.0 million of unsecured bonds, leading the issuance of $170.0 million in preferred stock, structuring and negotiating a $500.0 million unsecured revolving credit facility and subsequent $1.0 billion unsecured revolving credit facility, structuring, negotiating and assisting in syndicating a $3.4 billion acquisition financing, and arranging for multiple property and portfolio mortgage financings through Fannie Mae and conduit lenders. Sabra expects to use the experience of its management team to access capital markets to fund its growth and manage its capital structure. Further, Sabra expects to seek financing from U.S. government agencies, including through Fannie Mae and the U.S. Department of Housing and Urban Development (“HUD”), in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

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Proactive asset management. Sabra expects to work closely with its operators to identify and capitalize on opportunities to improve the operations of its facilities and the overall financial and operating strength of its operators. The members of Sabra’s management team have significant experience operating senior housing and other healthcare-related businesses and developing systems to collect and evaluate data relating to the underlying operational and financial success of healthcare companies and healthcare-related real estate. Sabra will take advantage of this experience and expertise to provide its operators with significant assistance in the areas of marketing, development, facility expansion and strategic planning asset management.

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Financially secure tenant. New Sun’s subsidiaries will be Sabra’s only tenants at the time of the Separation. New Sun is an established provider of specialty healthcare services with strong financial performance. Following the Separation, New Sun, through its subsidiaries, will operate 203 inpatient centers located across 25 states. New Sun has a diverse source of payors and a diverse business mix, including skilled nursing, assisted living and mental health services. New Sun’s operations stand to benefit from attractive industry fundamentals, including an aging population and a shift in patient care to skilled nursing facilities. New Sun’s management team has a proven track record of public company performance. Additionally, New Sun will be publicly traded following the Separation and will be subject to SEC reporting requirements, which will provide Sabra with ongoing visibility into its operating and financial performance.

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Long-term lease structure. Subsidiaries of Sabra will lease the Sabra Properties to subsidiaries of New Sun under the Lease Agreements with initial terms of between 10 and 15 years and without purchase options. After the initial term of the Lease Agreements, the subsidiaries of New Sun will have the option to extend each lease through the use of two five-year renewal options. The Lease Agreements will be structured as “triple-net” leases, under which New Sun and its subsidiaries will be responsible for insurance, taxes, utilities, maintenance and repairs related to the Sabra Properties. Sabra anticipates that the initial annual aggregate base rent payable by subsidiaries of New Sun under the Lease Agreements will be approximately $70.2 million for the Sabra Properties, which translates to a 1.6x EBITDAR to lease rent coverage ratio. Additionally, base rent will escalate at an annual rate of the lesser of 2.5% or the percentage change in the Consumer Price Index. Sabra will seek to enter into similarly structured leases with future skilled nursing facility and senior housing tenants.

Business Strategy

Following the Separation and REIT Conversion Merger, Sabra’s primary goal will be to create long-term stockholder value through the payment of consistent cash dividends and the appreciation of its asset values. To achieve this goal, Sabra intends to pursue a business strategy focused on opportunistic acquisitions and property diversification. Sabra will not have a fixed schedule of the number of acquisitions it intends to make over a particular time period, but instead intends to pursue those acquisitions that meet its investing and financing strategy and that are attractively priced. Sabra also intends to develop its relationships with tenants and healthcare providers with a goal to expand over time the mixture of tenants managing and operating its properties.

The key components of Sabra’s business strategy include:

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Diversify asset portfolio. Sabra expects to diversify through the acquisition of new properties and the development of new tenant relationships. Sabra will employ a disciplined, opportunistic acquisition strategy with an initial focus on the acquisition of skilled nursing and senior housing facilities. Over time, Sabra expects to pursue the acquisition of other healthcare property types, such as medical office buildings, life sciences facilities (commercial facilities that are primarily focused on life sciences research, development or commercialization, including properties that house biomedical and medical device companies) and hospitals. As Sabra acquires additional properties, it expects to further diversify by geography, asset class and tenant within the healthcare sector. Sabra will seek to take advantage of acquisitions that meet specified investment objectives to enable it to drive profitable growth and maximize stockholder value.

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Maintain balance strength and liquidity. Sabra will seek to maintain a capital structure that provides the resources and flexibility to support the growth of its business. At the time of the Separation, Sabra anticipates having approximately $160 million in liquidity, consisting of unrestricted cash and cash equivalents and available borrowings under its new senior revolving credit facility. Further, Sabra expects to opportunistically seek to access U.S. government agency financing, including through Fannie Mae and HUD. Sabra intends to maintain a mix of credit facility debt, mortgage debt and unsecured term debt which, together with its ability to complete future equity financings, it expects will fund the growth of its operations.

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Develop new tenant relationships. Sabra intends to cultivate its relationships with tenants and healthcare providers, in addition to New Sun, in order to expand the mixture of tenants operating its properties and, in doing so, will reduce its dependence on any single tenant or operator. Sabra expects that this objective will be achieved over time as part of Sabra’s strategy to acquire new properties and diversify its overall portfolio of healthcare properties.

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Capital source to underserved operators. Sabra believes that there is a significant opportunity to be a capital source to healthcare operators through the acquisition and leasing of healthcare properties that are consistent with Sabra’s investment and financing strategy, but that, due to size and other considerations, are not a focus for larger healthcare REITs. Sabra intends to utilize its management team’s operating experience, network of relationships and insight to identify financially strong and growing operators in need of capital funding for future growth. In appropriate circumstances, Sabra may negotiate with operators to acquire individual healthcare properties and then lease those properties back to operators pursuant to long-term triple-net leases. Sabra believes these types of acquisition opportunities have the potential for favorable risk-adjusted returns to stockholders.

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Strategic capital improvements. Sabra intends to continue to support operators by providing capital to them for a variety of purposes, including for capital expenditures and facility modernization. Sabra expects to structure these investments as either lease amendments that produce additional rents or loans that are repaid by operators during the applicable lease term.

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Pursue strategic development opportunities. Sabra intends to work with its operators to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities in Sabra’s portfolio that may become less competitive. Sabra also intends to identify new development opportunities that present attractive risk-adjusted returns. These projects could include development opportunities with New Sun, or working with new operators to identify, design, develop or construct new facilities. Sabra does not yet have current development projects for the Sabra Properties or any other property.

Prior to the Separation, Sun will continue to seek acquisitions and other strategic opportunities, including those that may be beneficial to New Sun or Sabra. In the event that, prior to the Separation, Sun were to enter into an acquisition agreement or consummate an acquisition of one or more healthcare properties, Sun would expect to contribute the acquired operations, if any, to New Sun and the acquired real property, if any, to Sabra. While Sun is often engaged in evaluating potential transactions and other strategic alternatives, there can be no assurances that any of these discussions will result in definitive agreements or the completion of any transaction. As of the date of this proxy statement/prospectus, there are no material acquisitions or other strategic opportunities pending.

Investment and Financing Strategy

Sabra intends to invest in additional healthcare properties as suitable opportunities arise and adequate sources of financing are available. In making investments in healthcare properties, Sabra’s investment objectives are to increase cash flow, provide quarterly cash distributions, maximize the value of its properties and acquire properties with cash flow growth potential. Initially, Sabra intends to structure its acquisitions with triple-net leases; however, Sabra may choose to pursue other forms of investment structures, including taxable REIT subsidiary structures, mezzanine and secured debt investments, and joint ventures.

Sabra expects that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed by, in whole or in part, its existing cash, borrowings available to Sabra pursuant to indebtedness it expects to incur in connection with the Separation and REIT Conversion Merger, future borrowings or the proceeds from additional issuances of common stock or other securities. In addition, Sabra expects to seek financing from U.S. government agencies, including through Fannie Mae and HUD, in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

Competition

Sabra will compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other institutional investors. Some of Sabra’s competitors are significantly larger and have greater financial resources and lower costs of capital than Sabra. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet Sabra’s investment objectives. Sabra’s ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends. See “Risk Factors—Risks Relating to Sabra’s Business—Real estate is a competitive business and this competition may make it difficult for Sabra to identify and purchase suitable healthcare properties.”

In addition, revenues from Sabra’s properties will be dependent on the ability of Sabra’s tenants and operators to compete with other healthcare operators. These operators compete on a local and regional basis for residents and patients and their ability to successfully attract and retain residents and patients depends on key factors such as the number of facilities in the local market, the types of services available, the quality of care, reputation, age and appearance of each facility and the cost of care in each locality. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of Sabra’s tenants and operators to compete successfully for residents and patients at the properties.

Employees of Sabra

Following the Separation and REIT Conversion Merger, Sabra expects to employ six to ten full-time employees (including Sabra’s executive officers), none of whom is expected to be subject to a collective bargaining agreement.

Government Regulation

The tenants of Sabra’s properties who will operate Sabra’s skilled nursing, assisted living, independent living and mental health facilities following the Separation and REIT Conversion Merger will be subject to extensive and complex federal, state and local healthcare laws and regulations. See “Business of New Sun—Federal and State Regulatory Oversight” for a description of these laws and regulations that are applicable to New Sun.

Upon completion of the Separation and REIT Conversion Merger, subsidiaries of Sabra will own nine health facilities with mortgage loans that are guaranteed by HUD. Those facilities will be subject to the rules and regulations of HUD, including periodic inspections by HUD, although the tenants of those facilities will have the primary responsibility for maintaining the facilities in compliance with HUD’s rules and regulations. The regulatory agreements entered into by each owner and each operator of the property restrict, among other things, any sale or other transfer of the property, modification of the lease between the owner and the operator, use of surplus cash from the property except upon certain conditions, renovations of the property and use of the property other than for a skilled nursing facility, all without prior HUD approval.

In addition, as an owner of real property, Sabra will be subject to various federal, state and local environmental and health and safety laws and regulations. These laws and regulations address various matters, including asbestos, fuel oil management, wastewater discharges, air emissions, medical wastes and hazardous wastes. The costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. For example, although Sabra will not operate or manage its properties, it may be held primarily or jointly and severally liable for costs relating to the investigation and clean up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether Sabra knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, Sabra could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. See “Risk Factors—Risks Relating to Sabra’s Business—Environmental compliance costs and liabilities associated with real estate properties owned by Sabra may materially impair the value of those investments.”

The Operating Partnership

Sabra intends to own substantially all of its assets and properties and conduct its operations through the Operating Partnership. Sabra believes that conducting business through the Operating Partnership will provide flexibility with respect to the manner in which Sabra structures and acquires properties. In particular, an UPREIT structure could enable Sabra to acquire additional properties from sellers in tax deferred transactions. In these transactions, the seller would typically contribute its assets to the Operating Partnership in exchange for limited partnership interests. Holders of these limited partnership interests would be entitled to redeem their partnership interests for shares of Sabra stock on a specified basis, or, at Sabra’s option, an equivalent amount of cash. The Operating Partnership would be managed and controlled by Sabra, which would be the sole general partner.

The benefits of Sabra’s UPREIT structure include the following:

•

Access to capital. Sabra believes the UPREIT structure will provide it with access to capital for refinancing and growth. Because an UPREIT structure includes a partnership as well as a corporation, Sabra can access the markets through the Operating Partnership issuing equity or debt as well as the corporation issuing capital stock or debt securities. Sources of capital include possible future issuances of debt or equity through public offerings or private placements.

•

Growth. The UPREIT structure will allow stockholders, through their ownership of common stock, and the limited partners, through their ownership of limited partnership units, an opportunity to participate in the growth of the real estate market through an ongoing business enterprise. In addition to the initial real property portfolio, Sabra will provide stockholders an interest in all future investments in additional properties.

•

Tax deferral. The UPREIT structure will provide property owners who transfer their real properties to the Operating Partnership in exchange for limited partnership units the opportunity to defer the tax consequences that otherwise would arise from a sale of their real properties and other assets to Sabra or to a third party. As a result, this structure will allow Sabra to acquire assets in a more efficient manner and may allow it to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

General Information

Sabra is incorporated in Maryland. Sabra’s principal executive offices will be located at 18500 Von Karman, Suite 550, Irvine, CA 92612 and its telephone number is currently (949) 255-7100, but will be changed following the Separation and REIT Conversion Merger. Sabra will maintain a website at www.sabrahealth.com. Following the Separation and REIT Conversion Merger, Sabra will file reports with the SEC. Sabra will make available free of charge on its website, as soon as reasonably practicable after such information has been filed or furnished to the SEC, each of its filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, investors and other members of the public will be able to read and copy any materials Sabra files or furnishes with the SEC at the SEC’s Public Reference at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. This information, and any other reports, proxy and information statements or other information filed or furnished with the SEC by issuers, can also be obtained free of charge on the Internet site maintained by the SEC, www.sec.gov.

Legal Proceedings

It is expected that, pursuant to the Distribution Agreement, any liability arising from or relating to legal proceedings involving the Sabra Properties will be assumed by Sabra and that Sabra will indemnify New Sun (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings. In addition, pursuant to the Distribution Agreement, New Sun has agreed to indemnify Sabra (and its subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving Sun’s healthcare business prior to the Separation, and, pursuant to the Lease Agreements, the tenants will agree to indemnify Sabra for any liability arising from operation at the real property leased from Sabra. Sun is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its healthcare business, which will be subject to the indemnities to be provided by New Sun to Sabra. While these actions and proceedings are not believed to be material, individually or in the aggregate, the ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on New Sun’s business, financial position or results of operations, which, in turn, could have a material adverse effect on Sabra’s business, financial position or results of operations if New Sun or its subsidiaries are unable to meet their indemnification obligations.

POLICIES OF SABRA WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of Sabra’s policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of Sabra’s board of directors without notice to or a vote of its stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Sabra intends to conduct substantially all of its investment activities through the Operating Partnership. Sabra’s investment objectives will be to increase cash flow, provide quarterly cash distributions, maximize the value of its properties and acquire properties with cash flow growth potential. Sabra’s business will be focused on healthcare properties and activities directly related thereto. Sabra has not established a specific policy regarding the relative priority of its investment objectives. Sabra will initially lease its properties to subsidiaries of New Sun pursuant to triple-net leases under which the New Sun subsidiaries will be responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor) and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. For a discussion of Sabra’s properties and its business and other strategic objectives, see “Business of Sabra.”

Sabra intends to have a geographically diverse portfolio of healthcare properties in the United States. Sabra anticipates that future investment and development activity will be focused primarily in the United States, but will not be limited to any geographic area. Sabra intends to engage in future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. These requirements do not have limitations on the percentage of its assets that may be invested in any one real estate asset or on the concentration of investments in any one location or facility type.

Sabra does not have a specific policy as to the amount or percentage of its assets that will be invested in any specific property, but anticipates that its real estate investments will continue to be diversified among a relatively large number of facilities. Following the Separation and REIT Conversion Merger, Sabra’s portfolio of investments will consist of 87 properties spread across 20 states. Sabra expects initially to grow its portfolio through the acquisition of skilled nursing and senior housing facilities including assisted living, independent living and continuing care retirement community facilities. As Sabra acquires additional properties and expands its portfolio, it expects to further diversify by geography, asset class and tenant within the healthcare sector.

Sabra expects to pursue its investment objectives through the ownership of properties by the Operating Partnership, but may also make investments in other entities, including joint ventures, if it determines that doing so would be its most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over Sabra’s equity interest in such property. Investments are also subject to Sabra’s policy not to make investments that would cause it to meet the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

From time to time, Sabra may make investments or agree to terms that support the objectives of its tenants without necessarily maximizing its short-term financial return, which may allow Sabra to build long-term relationships and acquire properties otherwise unavailable to its competition. Sabra believes that these dynamics create long-term, sustainable relationships and, in turn, profitability for Sabra.

Purchase, Sale and Development of Properties

Sabra’s policy will be to acquire properties primarily for cash flow growth potential and long-term value. Although Sabra does not currently intend to sell any properties, it will sell certain properties where its board of directors or management determines such properties do not fit its strategic objectives or where such action would be in the best interest of its stockholders. From time to time, Sabra may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in Sabra’s portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement its existing portfolio. Sabra does not yet have current development projects for the Sabra Properties or any other property.

Investments in Real Estate Mortgages

Sabra’s policy will be to make investments in healthcare real estate properties. Sabra does not intend to invest in mortgages or other real estate interests.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset requirements required for REIT qualification, Sabra may, but does not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (including partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. Sabra may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with Sabra’s investment policies and the REIT requirements. There are no limitations on the amount or percentage of Sabra’s total assets that may be invested in any one entity, other than those imposed by the gross income and asset tests Sabra must meet in order to qualify as a REIT under the Code. If Sabra were to acquire investment securities, it would limit the total amount of such securities so that Sabra would not, as a result of such investments, meet the definition of an “investment company” under the 1940 Act.

Financing Policies

Sabra expects to employ leverage in its capital structure in amounts that it determines appropriate from time to time. Sabra’s board of directors has not adopted a policy which limits the total amount of indebtedness that Sabra may incur, but will consider a number of factors in evaluating Sabra’s level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Sabra’s charter and bylaws do not limit the amount or percentage of indebtedness that it may incur nor do they restrict the form of its indebtedness (including recourse or nonrecourse debt and cross-collateralized debt). Sabra may from time to time modify its debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of its properties, general market conditions for debt and equity securities, fluctuations in the market price of its common stock, growth and acquisition opportunities and other factors.

To the extent that Sabra’s board of directors or management determines that it is necessary to raise additional capital, Sabra may, without stockholder approval, borrow under its credit facility, issue debt or equity securities, including securities senior to its common stock, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume secured indebtedness, obtain mortgage financing on a portion of its owned properties, engage in a joint venture, or employ a combination of these methods. As long as the Operating Partnership is in existence, the proceeds of all equity capital raised by Sabra will be contributed to the Operating Partnership in exchange for additional interests in the Operating Partnership, which will dilute the ownership interests of the limited partners in the Operating Partnership.

Investment and Other Policies

Sabra may, but does not presently intend to, make investments other than as previously described. Sabra may offer shares of its common stock, other equity securities senior to its common stock, or debt securities in exchange for cash or property and to repurchase or otherwise reacquire shares of its common stock or other equity or debt securities in exchange for cash or property. Similarly, Sabra may offer additional operating partnership units, which are redeemable for cash or property. Sabra may issue preferred stock from time to time, in one or more series, as authorized by its board of directors without the need for stockholder approval. See “Description of Sabra Stock.” Sabra has not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and does not intend to do so. Sabra intends to make investments in such a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), Sabra’s board of directors determines that it is no longer in Sabra’s best interests to qualify as a REIT. Sabra’s policies with respect to such activities may be reviewed and modified from time to time by its board of directors without notice to or the vote of its stockholders.

Lending Policies

Sabra does not have a policy limiting its ability to make loans to other persons. Subject to REIT qualification rules, Sabra may make loans to third parties. For example, Sabra may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by Sabra for the property sold, or Sabra may consider making loans to, or guaranteeing the debt of, joint ventures in which it participates or may participate in the future. Sabra may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Sabra does not currently intend to engage in any significant lending activities. However, Sabra’s board of directors may adopt a lending policy without notice to or the vote of Sabra’s stockholders.

Reporting Policies

Following the Separation and REIT Conversion Merger, Sabra will become subject to the information reporting requirements of the Exchange Act, pursuant to which Sabra will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. Such filings will be publicly available to Sabra’s stockholders.

NEW SUN PRO FORMA CAPITALIZATION

The following table sets forth the unaudited pro forma capitalization of New Sun at June 30, 2010 which gives effect to Sun’s August 2010 equity offering and the Separation as if the equity offering and the Separation occurred on June 30, 2010. For accounting purposes, the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun. Accordingly, the actual capitalization of New Sun presented below is identical to that of Sun. See “The Proposals—Accounting Treatment for the Separation and REIT Conversion” and “New Sun Unaudited Pro Forma Consolidated Financial Statements.”

	Actual June 30, 2010 (in millions)	Pro Forma June 30, 2010 (in millions)
Long-term debt, including amounts due within one year:
Revolving credit facility	$—	$—	(1)
Term loans	308.6	150.0	(1)
Senior subordinated notes	200.0	—
Mortgage notes payable	154.4	4.3
Capital leases	0.6	0.6

Total debt	663.6	154.9
Common stockholders’ equity	473.5	505.4

Total capitalization	$1,137.1	$660.3

(1)	New Sun anticipates entering into a $285.0 million credit agreement prior to the Separation that will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit) that is expected to be undrawn at the time of the Separation. The actual amount of indebtedness to be incurred by New Sun at the time of the Separation, including the amount of the term loans to New Sun and the amount of the revolving credit facility expected to be drawn down by New Sun at the time of the Separation, will depend on market conditions; however, New Sun does not expect to incur debt in excess of the term loans and funded letter of credit facility at the time of the Separation. New Sun may incur less debt if market conditions are such that it is not able to obtain these anticipated amounts on terms acceptable to New Sun. See “Description of Material Indebtedness.”

SABRA PRO FORMA CAPITALIZATION AND SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION

The following table sets forth the unaudited pro forma capitalization of Sabra at June 30, 2010 which gives effect to the Separation and REIT Conversion Merger as if the REIT Conversion Merger occurred on June 30, 2010 and also reflects the supplemental pro forma financial information of Sabra for the year ended December 31, 2009 and six months ended June 30, 2010 as if the Separation and REIT Conversion had occurred at January 1, 2009. Sabra will not have operated prior to the Separation. Accordingly, no historical capitalization of Sabra is presented herein. See “The Proposals—Accounting Treatment for the Separation and REIT Conversion” and “Sabra Unaudited Pro Forma Consolidated Financial Statements.”

	Actual June 30, 2010 (in millions)	Pro Forma June 30, 2010 (in millions)
Long-term debt, including amounts due within one year:
Revolving credit facility	$—	$—	(1)
Unsecured senior notes	—	225.0	(1)
Mortgage notes payable	—	167.9	(2)

Total debt	—	392.9
Common stockholders’ equity	—	119.4

Total capitalization	$—	$512.3

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Supplemental pro forma financial information
Pro forma net income	$7,762	$15,528
Funds from operations (FFO)(3)	$19,603	$39,209

(1)	Prior to the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. Sabra, through the Operating Partnership, also anticipates entering into a $100.0 million secured revolving credit facility, which would not be expected to be available for borrowings by Sabra until after the Separation. The actual amount of indebtedness to be incurred by Sabra prior to the Separation is not expected to exceed $225.0 million, but could be less subject to market conditions. See “Description of Material Indebtedness.”
(2)	Sabra will assume Sun’s mortgage indebtedness to third parties associated with certain of the 87 properties that subsidiaries of Sabra will own following the Separation.
(3)	FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. For an explanation of this measure and a reconciliation to the most directly comparable pro forma financial measure prepared in accordance with GAAP, see Note 5 of “Sabra Unaudited Pro Forma Consolidated Financial Statements.”

NEW SUN UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements reflect the unaudited pro forma consolidated balance sheet of New Sun as of June 30, 2010, as if Sun’s August 2010 equity offering, the Separation and REIT Conversion had occurred on June 30, 2010, and also reflect the unaudited pro forma consolidated income statement of New Sun for the year ended December 31, 2009 and for the six months ended June 30, 2010 as if the Separation and REIT Conversion had occurred on January 1, 2009. The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes necessary to comply with the requirements of the SEC. The actual results reported in periods following the transactions may differ significantly from that reflected in these pro forma financial statements for a number of reasons, including differences between the assumptions used to prepare these pro forma financial statements and actual amounts and cost savings from operating efficiencies. In addition, no adjustments have been made to the unaudited pro forma consolidated income statements for non-recurring items related to the transactions. As a result, the pro forma financial information does not purport to be indicative of what the financial condition or results of operations would have been had the transactions been completed on the applicable dates of this pro forma financial information. The pro forma financial statements are based upon the historical financial statements of Sun and do not purport to project future financial condition and results of operations after giving effect to the transactions.

For accounting purposes, the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun. Accordingly, the accompanying pro forma consolidated financial statements of New Sun are based upon the historical consolidated financial statements of Sun. See “The Proposals—Accounting Treatment for the Separation and REIT Conversion.”

The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun.”

NEW SUN

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the Six Months Ended June 30, 2010

(in thousands, except per share data)

	Historical Sun	Pro Forma Adjustments		Pro Forma New Sun
Total net revenues	$947,874	$—		$947,874

Costs and expenses:
Operating salaries and benefits	534,918	—		534,918
Self-insurance for workers’ compensation and general and professional liability insurance	29,096	—		29,096
Operating administrative expenses	25,589	—		25,589
Other operating costs	193,363	—		193,363
Center rent expense	37,362	35,100	(a)	72,462
General and administrative expenses	30,424	—		30,424
Depreciation and amortization	25,007	(11,841	) (b)	13,166
Provision for losses on accounts receivable	10,917	—		10,917
Interest, net	23,752	(15,553	) (c)	8,199
Transaction costs	2,248	(2,248	) (d)	—

Total costs and expenses	912,676	5,458		918,134

Income before income taxes and discontinued operations	35,198	(5,458)		29,740
Income tax expense	14,431	(2,238	) (e)	12,193

Income from continuing operations	$20,767	$(3,220)		$17,547

Basic earnings from continuing operations per common or common equivalent share	$0.47	$—		$0.70

Diluted earnings from continuing operations per common or common equivalent share	$0.47	$—		$0.70

Weighted average number of common and common equivalent shares outstanding
Basic	44,119	(19,158	) (f)	24,961
Diluted	44,234	(19,235	) (f)	24,999

See accompanying notes to unaudited pro forma consolidated financial statements.

NEW SUN

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2009

(in thousands, except per share data)

	Historical Sun	Pro Forma Adjustments		Pro Forma New Sun
Total net revenues	$1,881,799	$—		$1,881,799

Costs and expenses:
Operating salaries and benefits	1,057,645	—		1,057,645
Self-insurance for workers’ compensation and general and professional liability insurance	63,752	—		63,752
Operating administrative expenses	50,924	—		50,924
Other operating costs	384,832	—		384,832
Center rent expense	73,149	70,200	(a)	143,349
General and administrative expenses	62,068			62,068
Depreciation and amortization	45,463	(23,681	) (b)	21,782
Provision for losses on accounts receivable	21,197	—		21,197
Interest, net	49,327	(32,931	) (c)	16,396
Loss on sale of assets, net	42	—		42
Restructuring costs	1,304	—		1,304

Total costs and expenses	1,809,703	13,588		1,823,291

Income before income taxes and discontinued operations	72,096	(13,588)		58,508
Income tax expense	29,616	(5,628	) (e)	23,988

Income from continuing operations	$42,480	$(7,960)		$34,520

Basic earnings from continuing operations per common or common equivalent share	$0.97	$—		$1.40

Diluted earnings from continuing operations per common or common equivalent share	$0.97	$—		$1.40

Weighted average number of common and common equivalent shares outstanding
Basic	43,841	(19,158	) (f)	24,683
Diluted	43,963	(19,235	) (f)	24,728

See accompanying notes to unaudited pro forma consolidated financial statements.

NEW SUN

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2010

(in thousands)

	Historical Sun	Adjustments from Equity Offering		Subtotal	Adjustments from Debt Restructuring		Subtotal	Adjustments from Separation		Pro Forma New Sun
Assets:
Cash and cash equivalents	$106,974	$224,787	(f)	$331,761	$(514,710	) (g)
					(23,453	) (h)
					17,277	(i)
					375,000	(j)
					(31,757	) (k)
					(5,100	) (l)
					(13,180	) (m)	$135,838	$(60,007	) (p)	$75,831
Restricted cash	24,732	—		24,732	—		24,732	(1,060	) (q)	23,672
Accounts receivables, net of allowance for doubtful accounts	220,373	—		220,373	—		220,373	—		220,373
Prepaid expenses and other assets	18,021	—		18,021	—		18,021	—		18,021
Deferred tax assets	69,544	—		69,544	—		69,544	—		69,544

Total current assets	439,644	224,787		664,431	(195,923)		468,508	(61,067)		407,441
Property and equipment, net of accumulated depreciation	620,999	—		620,999	—		620,999	(493,308	) (r)	127,691
Intangible assets, net	52,640	—		52,640	(13,374	) (n)
					539	(i)
					16,538	(k)	56,343	(8,959	) (s)	47,384
Goodwill	338,364	—		338,364	—		338,364	—		338,364
Restricted cash, non-current	348	—		348	—		348	—		348
Deferred tax assets	96,180	—		96,180	16,771	(o)	112,951	29,053	(t)	142,004
Other assets	5,000	—		5,000	—		5,000	—		5,000

Total assets	$1,553,175	$224,787		$1,777,962	$(175,449)		$1,602,513	$(534,281)		$1,068,232

Liabilities:
Accounts payable	$52,922	$—		$52,922	$(706	) (k)	$52,216	$—		$52,216
Accrued compensation and benefits	63,015	—		63,015	—		63,015	—		63,015
Accrued self-insurance obligations, current portion	43,794	—		43,794	—		43,794	—		43,794
Income taxes payable	338	—		338	—		338	—		338
Other accrued liabilities	55,507	—		55,507	(6,122	) (g)	49,385	(765	) (u)	48,620
Current portion of long-term debt	74,827	—		74,827	(28,165	) (g)
					(41,565	) (i)	5,097	(2,954	) (v)	2,143

Total current liabilities	290,403	—		290,403	(76,558)		213,845	(3,719)		210,126
Accrued self-insurance obligations, net of current portion	128,657	—		128,657	—		128,657	—		128,657
Long-term debt, net of current portion	588,736	—		588,736	(480,423	) (g)
					59,405	(i)
					375,000	(j)	542,718	(390,588	) (v)	152,130
Unfavorable lease obligations	11,233	—		11,233	—		11,233	—		11,233
Other long-term liabilities	60,692	—		60,692	—		60,692	—		60,692

Total liabilities	1,079,721	—		1,079,721	(122,576)		957,145	(394,307)		562,838

Stockholders’ equity:
Common stock	440	308	(f)	748	—		748	—		748
Additional paid-in capital	657,875	224,479	(f)	882,354	—		882,354	—		882,354
Retained deficit	(183,841)	—		(183,841)	(23,453	) (h)
					(24	) (i)
					(14,513	) (k)
					(5,100	) (l)
					(13,180	) (m)
					(13,374	) (n)
					16,771	(o)	(236,714)	(60,007	) (p)
								(1,060	) (q)
								(493,308	) (r)
								(8,959	) (s)
								29,053	(t)
								765	(u)
								393,542	(v)	(376,688)
Accumulated other comprehensive loss	(1,020)	—		(1,020)	—		(1,020)	—		(1,020)

Total stockholders’ equity	473,454	224,787		698,241	(52,873)		645,368	(139,974)		505,394

Total liabilities and stockholders’ equity	$1,553,175	$224,787		$1,777,962	$(175,449)		$1,602,573	$(534,281)		$1,068,232

See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO NEW SUN UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – New Sun Basis of Presentation:

Following the Separation and REIT Conversion Merger, New Sun will continue the business and operations of Sun. Therefore, for accounting purposes, the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun. Accordingly, the accompanying unaudited pro forma consolidated financial statements of New Sun are based upon the historical consolidated financial statements of Sun. Immediately following the Separation and REIT Conversion Merger, Sabra, through its subsidiaries, will own all of Sun’s owned real property (including fixtures and certain personal property associated with the real property, but excluding the New Sun Retained Properties), and will assume the related mortgage indebtedness owed to third parties. The assets and liabilities of New Sun will be recorded at their historical carrying values at the Separation.

Note 2 – Pro Forma Adjustments:

a.	To record rent expense associated with the Annual Base Rent incurred by subsidiaries of New Sun in connection with the Lease Agreements at assumed annual minimum lease payments of $70.2 million. Rental expense relates to the 87 properties operated by Sun prior to the Separation and REIT Conversion Merger that will be leased by subsidiaries of Sabra to subsidiaries of New Sun (the “Leased Properties”). Amounts due under the terms of the Lease Agreements are fixed (except for an anticipated annual rent escalator described below), and there is no contingent rent feature based upon the revenues or net income which may be derived by New Sun from the Leased Properties. The pro forma effects of the Lease Agreements assume that the leases between subsidiaries of New Sun and subsidiaries of Sabra will be accounted for as operating leases by New Sun.

The annual rent escalator under each Lease Agreement will be the lesser of the percentage change in the Consumer Price Index or 2.50% (but not less than zero).

As discussed under “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger—The Lease Agreements—Rental Amounts and Escalators,” other costs, such as insurance, taxes and utilities, will continue to be the responsibility of New Sun under the terms of the Lease Agreements. A pro forma adjustment for these other costs is not made as these costs are included in the historical New Sun results of operations as a cost of property ownership. The only incremental expense to New Sun as a result of the leasing arrangement is the minimum lease payments to Sabra.

b.	To adjust depreciation expense for the property and equipment transferred to Sabra by Sun.

NOTES TO NEW SUN UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	To adjust interest expense, net related to New Sun indebtedness (dollars in millions):

		Interest Expense
	Debt	Six Months Ended June 30, 2010	Year Ended December 31, 2009
New Sun indebtedness (assumed annual interest rate 6.5%)	$150.0	$4.9	$9.8
Letter of credit facility (assumed annual net interest rate 5.65%)	75.0	2.1	4.2
New Sun mortgage and capital lease indebtedness (weighted average annual interest rate 7.6%)	4.9	0.2	0.4

	$229.9	$7.2	$14.4

Add 0.5% commitment fee related to New Sun indebtedness		0.1	0.3
Add amortization of $10.0 million of deferred financing costs related to New Sun indebtedness		0.9	1.7

Total New Sun interest expense		$8.2	$16.4
Eliminate historical interest expense, net		(23.8)	(49.3)

Total interest expense elimination		$(15.6)	$(32.9)

Impact of 1/8% change in weighted average interest rates		$0.1	$0.3

No interest income is reflected in the New Sun pro forma consolidated income statement as any interest income earned would not be material to the pro forma consolidated financial statements given the pro forma cash balance of New Sun, which reflects reductions in Sun’s cash balance as a result of the Separation and REIT Conversion Merger.

See also Note 1 to the unaudited pro forma capitalization of New Sun at June 30, 2010. See “New Sun Pro Forma Capitalization.”

d.	To remove costs directly attributable to the Separation based on the assumption that the Separation occurred on January 1, 2009.

e.

To adjust income tax expense for the adjustments made to pre-tax book income at an effective tax rate of approximately 41%. The New Sun 41% effective tax rate is based upon the historical Sun effective tax rate of 41%. The Sun effective tax rate is a function of a statutory 35% Federal corporate income tax rate, state income tax expenses and various permanent differences (see Note 10—“Income Taxes” to the Consolidated Financial Statements included in Sun’s 2009 Annual Report on Form 10-K for more information, which is incorporated herein by reference). A hypothetical  1/8% change in the effective tax rate would increase or decrease pro forma income tax expense by approximately $0.1 million annually. The spinoff of certain assets and liabilities to Sabra will not affect these components of income tax expense.

f.	To record (i) the issuance of 30,762,500 shares of Sun’s common stock in the August 2010 equity offering at the public offering price of $7.75 per share, resulting in gross proceeds of $238.4 million ($224.8 million after deducting the underwriting discounts and commissions and other professional fees), and (ii) the distribution of one share of New Sun common stock for every three shares of Sun common stock in the Separation.

g.	To record the impact of repayment of $200 million of senior subordinated notes and $308.6 million in term loans associated with the Sun indebtedness, plus the payment of accrued interest of $3.9 million on the senior subordinated notes and $2.3 million on the term loans.

h.	To record the payment of early redemption fees related to the senior subordinated notes.

NOTES TO NEW SUN UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i.	To record the August 2010 refinancing of mortgage loans ($20.5 million of new borrowings less $8.0 million of repayments), payment of $0.6 million of financing costs and write-off of $0.1 million of deferred financing costs associated with the mortgage loans that were repaid. Also to reflect anticipated refinancings of other mortgages ($40 million of borrowings less $34.6 million of repayments). The refinancings increase pro forma cash at June 30, 2010 by $17.3 million.

j.	To record the anticipated indebtedness, of which $150.0 million is for New Sun and $225.0 million is for Sabra.

k.	To record the payment of deferred financing fees of $16.5 million (related to the New Sun and Sabra indebtedness) and period cost transaction fees (for professional services received for the Separation and REIT Conversion Merger).

l.	To record payment of transfer taxes associated with the internal restructuring of the ownership of real estate assets and related mortgage indebtedness to third parties.

m.	To record an anticipated cash distribution as discussed in this proxy statement/prospectus to Sun stockholders.

n.	To record the write-off of capitalized deferred financing costs related to the payoff of senior subordinated notes and term loans.

o.	To record deferred taxes associated with the payment of early redemption fees, write-off of deferred financing costs and payment of transfer taxes.

p.	To record cash and cash equivalents to be held by Sabra in order to provide Sabra with initial working capital at the time of the Separation.

q.	To record the restricted cash in the form of escrow funds associated with Sabra mortgage indebtedness.

r.	To record property and equipment to be held by Sabra.

s.	To record capitalized deferred financing costs related to Sabra indebtedness.

t.	To adjust the deferred tax assets as a result of the Separation. Historical Sun’s current deferred tax assets will not be affected by the Separation as none relate to assets being contributed to or liabilities being assumed by Sabra.

u.	To record the impact of accrued interest payable related to mortgage indebtedness to be assumed by Sabra.

v.	To record the indebtedness to be incurred or assumed by Sabra.

Note 3 – General and Administrative Expenses

To the extent requested by Sabra, New Sun will provide Sabra with administrative and support services on a transitional basis pursuant to the Transition Services Agreement. The Transition Services Agreement provides for Sabra to pay New Sun a rate per labor hour of actual services rendered. The pro forma consolidated statements of income do not include any payments to be made to New Sun under the Transition Services Agreement, which payments are estimated to be less than $100,000 in the aggregate.

Note 4 – Goodwill

Sun also performed a goodwill impairment test for pro forma purposes as of June 30, 2010 as a result of the proposed transaction. Sun utilized an impairment analysis comparable to that used during the fourth quarter of 2009, which included a discounted cash flow analysis.

NOTES TO NEW SUN UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Key assumptions in the discounted cash flow model were updated to reflect the impact of the Separation, including:

Business Growth Assumptions—The revenue and expense assumptions were comparable to those used for the 2009 impairment testing but adjusted to reflect the Separation’s impact on New Sun’s results of operations. These adjustments are consistent with the pro forma adjustments reflected in the New Sun pro forma consolidated income statements, including the impact of increased rent expense and reduced interest expense.

Terminal Value EBITDA Multiple—The multiple for the final year’s projected EBITDA from continuing operations was consistent with management’s estimate of New Sun’s post-Separation fair value.

Discount Rate—The discount rate applied to the cash flow projections was based upon market conditions at June 30, 2010 coupled with the anticipated market perception of New Sun after giving recognition to the reduced indebtedness after the Separation.

The analysis indicated that an impairment of goodwill is not expected to be triggered by the Separation. However, while Sun believes that the assumptions and rates used in the goodwill impairment testing are reasonable, they are subject to judgment, and variations in any of the assumptions or rates could result in materially different calculations of fair values, and ultimately the amount of impairment charges, if any, that could be recognized.

SABRA UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements reflect the unaudited pro forma consolidated balance sheet of Sabra as of June 30, 2010, as if the Separation and REIT Conversion had occurred on June 30, 2010, and also reflect the unaudited pro forma consolidated income statement of Sabra for the year ended December 31, 2009 and for the six months ended June 30, 2010 as if the Separation and REIT Conversion had occurred on January 1, 2009. The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes necessary to comply with the requirements of the SEC. The actual results reported in periods following the transactions may differ significantly from that reflected in these pro forma financial statements for a number of reasons, including differences between the assumptions used to prepare these pro forma financial statements and actual amounts and cost savings from operating efficiencies. In addition, no adjustments have been made to the unaudited pro forma consolidated income statements for non-recurring items related to the transactions or for general and administrative costs expected to be incurred by Sabra in the first year after the Separation. As a result, the pro forma financial information does not purport to be indicative of what the financial condition or results of operations would have been had the transactions been completed on the applicable dates of this pro forma financial information. The pro forma financial statements do not purport to project the future financial condition and results of operations after giving effect to the transactions.

Sabra will not have operated prior to the Separation. The balance sheet of Sabra at the time of the Separation will reflect the assets and liabilities of Sabra at their respective historical carrying values. The other financial statements of Sabra will reflect solely the results of operations of Sabra after the Separation. See “The Proposals—Accounting Treatment for the Separation and REIT Conversion” and “New Sun Unaudited Pro Forma Consolidated Financial Statements.”

SABRA

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the Six Months Ended June 30, 2010

(in thousands, except per share data)

	Historical Sabra	Pro Forma Adjustments		Pro Forma Sabra
Total net revenues	$—	$35,100	(a)	$35,100

Costs and expenses:
Depreciation and amortization	—	11,841	(b)	11,841
Interest	—	15,497	(c)	15,497

Total costs and expenses	—	27,338		27,338

Income before income taxes	—	7,762		7,762
Income tax expense	—	—		—

Net income	$—	$7,762		$7,762

Basic earnings from per common or common equivalent share	$—	$—		$0.31

Diluted earnings per common or common equivalent share	$—	$—		$0.31

Weighted average number of common and common equivalent shares outstanding
Basic	—	24,961	(d)	24,961
Diluted	—	24,999	(d)	24,999

See accompanying notes to unaudited pro forma consolidated financial statements.

SABRA

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2009

(in thousands, except per share data)

	Historical Sabra	Pro Forma Adjustments		Pro Forma Sabra
Total net revenues	$—	$70,200	(a)	$70,200

Costs and expenses:
Depreciation and amortization	—	23,681	(b)	23,681
Interest	—	30,991	(c)	30,991

Total costs and expenses	—	54,672		54,672

Income before income taxes	—	15,528		15,528
Income tax expense	—	—		—

Net income	$—	$15,528		$15,528

Basic earnings from per common or common equivalent share	$—	$—		$0.63

Diluted earnings per common or common equivalent share	$—	$—		$0.63

Weighted average number of common and common equivalent shares outstanding
Basic	—	24,683		24,683
Diluted	—	24,728	(d)	24,728

See accompanying notes to unaudited pro forma consolidated financial statements.

SABRA

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2010

(in thousands)

	Historical (Note 1)	Pro Forma Adjustments		Pro Forma Sabra
Assets:
Real estate investments, net of accumulated depreciation	$493,308	$—		$493,308
Cash and cash equivalents	—	60,007	(e)	60,007
Restricted cash	1,060	—		1,060
Intangible assets, net	1,860	7,099	(f)	8,959

Total assets	$496,228	$67,106		$563,334

Liabilities:
Mortgage notes payable	$150,035	$17,840	(g)	$167,875
Accrued interest on mortgage notes	765	—		765
Long-term debt	—	225,000	(h)	225,000
Deferred tax liabilities	50,264	—		50,264

Total liabilities	$201,064	$242,840		$443,904

Stockholders’ equity
Sun net equity in real estate properties and Sabra stockholders’ equity	$295,164	$60,007	(e)
		7,099	(f)
		(17,840	) (g)
		(225,000	) (h)	$119,430

Total stockholders’ equity	295,164	(175,734)		119,430

Total liabilities and stockholders’ equity	$496,228	$67,106		$563,334

See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO SABRA UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Sabra Basis of Presentation:

Following the Separation and REIT Conversion Merger, New Sun will continue the business and operations of Sun. The historical operations and the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun at the Separation. Sabra will not have operated prior to the Separation. Immediately following the Separation and REIT Conversion Merger, Sabra, through its subsidiaries, will own all of Sun’s owned real property (including fixtures and certain personal property associated with the real property, but excluding the New Sun Retained Properties). The balance sheet of Sabra at the time of the Separation will reflect the assets and liabilities of Sabra at their respective historical carrying values. The other financial statements of Sabra will reflect solely the results of operations of Sabra after the Separation.

The accompanying unaudited pro forma consolidated financial statements of Sabra have accordingly been prepared based on the Separation and REIT Conversion as described above.

Note 2 – Pro Forma Adjustments:

a.	To record rent income associated with the rent from subsidiaries of New Sun in connection with the Lease Agreements at assumed annual minimum lease payments of $70.2 million. Amounts due under the terms of the Lease Agreements are fixed (except for an anticipated annual rent escalator described below), and there is no contingent rental income based upon the revenues or net income which may be derived by New Sun from the Leased Properties.

The annual rent escalator under each Lease Agreement will be the lesser of the percentage change in the Consumer Price Index or 2.50% (but not less than zero).

b.	To adjust depreciation expense related to the property and equipment transferred to Sabra by Sun.

c.	To adjust interest expense related to Sabra indebtedness (dollars in millions):

		Interest Expense
	Debt	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Sabra indebtedness	$225.0	$9.6	$19.1
(assumed annual interest rate 8.5%)
Sabra mortgage indebtedness	167.9	5.0	10.1
(assumed weighted average annual interest rate 6.0%)

	$392.9	$14.6	$29.2

Add 0.5% commitment fee related to Sabra indebtedness		0.3	0.5
Add amortization associated with $9.0 million of deferred financing costs related to Sabra indebtedness		0.6	1.3

Total Sabra interest expense		$15.5	$31.0

Impact of 1/8% change in weighted average interest rates		$0.1	$0.3

See also Note 1 to the unaudited pro forma capitalization of Sabra at June 30, 2010. See “Sabra Pro Forma Capitalization and Supplemental Pro Forma Financial Information.”

NOTES TO SABRA UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Pro forma earnings per share of Sabra are based upon the exchange of one share of Sabra common stock for every three shares of Sun common stock in the REIT Conversion Merger after giving effect to the 30,762,500 Sun shares issued in Sun’s August 2010 equity offering.

e.	To record cash and cash equivalents to be distributed by Sun to Sabra at the time of the Separation in order to provide initial working capital to Sabra.

f.	To record deferred financing costs related to the Sabra indebtedness.

g.	To record the August 2010 refinancing of mortgage loans of $20.5 million of new borrowings less $8.0 million of repayments and anticipated refinancings of other mortgages ($40 million of new borrowings less $34.6 million of repayments).

h.	To record anticipated amounts of Sabra indebtedness.

Note 3 – Income Taxes

The pro forma consolidated income statement of Sabra assumes that Sabra has met all the conditions necessary for it to be treated as a REIT for all periods presented. As a result, no provision for income taxes has been made for the year ended December 31, 2009 or for the six months ended June 30, 2010.

Deferred tax assets and liabilities consisted of the following at June 30, 2010 (in thousands):

Deferred tax assets:
Net operating loss carryforwards	$21,303
Tax credit carryforwards	6,279
Intangible assets	5,215
Other	124

32,921
Less valuation allowance	(32,921)

Total deferred tax assets	—

Deferred tax liabilities:
Property and equipment	(50,047)
Deferred financing costs	(217)

Total deferred tax liabilities	(50,264)

Deferred tax liabilities, net	$(50,264)

Federal and state net operating loss (“NOL”) carryforwards of approximately $25 million and $252 million, respectively, have been attributed to the legal entities which will comprise Sabra after the Separation. Sabra’s ability to utilize NOL and tax credit carryforwards will be subject to a variety of factors, including the ability to generate sufficient taxable income and the impact of the REIT Conversion Merger. As a result of the uncertainties relating to the ultimate realization of these tax attribute carryforwards and other deferred tax assets, a full valuation allowance has been recorded.

Note 4 – General and Administrative Expenses

The pro forma consolidated statements of income exclude general and administrative costs expected to be incurred by Sabra after the Separation for items such as compensation costs, professional services, office costs, and other costs associated with development activities.

NOTES TO SABRA UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

To the extent requested by Sabra, New Sun will provide Sabra with administrative and support services on a transitional basis pursuant to the Transition Services Agreement. The Transition Services Agreement provides for Sabra to pay New Sun a rate per labor hour of actual services rendered. The pro forma consolidated statements of income exclude the impact of Sabra reflecting such payments as general and administrative expenses, which are estimated to be less than $100,000.

Total general and administrative expenses for Sabra are expected to approximate $6.6 million to $7.1 million in the first year after the Separation broken out as follows:

Compensation-related (including non-cash stock compensation of $2.3 million)(1)	$5.0 million to $5.2 million
Professional services	$0.6 million to $0.7 million
Administrative and other costs	$1.0 million to $1.1 million
New Sun transition services	$0.0 million to $0.1 million

Total	$6.6 million to $7.1 million

(1)	Other than with respect to converted Sun equity awards, the details of Mr. Matros’ compensation as Chief Executive Officer of Sabra, and the compensation of other executives of Sabra, have not yet been determined. For purposes of the estimates provided in this table, Sabra has assumed compensation expense for Mr. Matros of $3.025 million, which includes non-cash compensation to Mr. Matros of $1.975 million ($1.7 million of which is an estimate of the compensation-related expense that Sabra expects to incur with respect to converted Sun equity awards). The aggregate fair value of Mr. Matros’ converted Sun equity awards will not change and therefore will not cause an incremental expense charge to what is reflected in Sun’s historical results. The amount of compensation-related expense, including non-cash stock compensation expense, actually incurred by Sabra in the first year after the Separation will be based on determinations by Sabra’s compensation committee following the Separation and REIT Conversion Merger and expenses related to the converted Sun equity awards.

Note 5 – Reconciliation of Pro Forma FFO to Pro Forma Net Income

Funds from Operations

Funds from operations (“FFO”), as presented in the section captioned “Sabra Pro Forma Capitalization and Supplemental Pro Forma Financial Information,” is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. NAREIT defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

FFO is useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization and Sabra believes that real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. Sabra believes such a presentation also provides investors with a more meaningful measure of Sabra’s operating results in comparison to the operating results of other REITs.

FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. Investors are also cautioned that FFO, as presented, may not be comparable to similarly titled measures reported by other REITs due to the fact that not all real estate companies use the same definitions. The reconciliation of FFO to net income available to stockholders is provided below. Sabra compensates for the limitations of FFO by providing investors with pro forma financial statements, along with this detailed discussion of FFO and a reconciliation of FFO to pro forma net income.

NOTES TO SABRA UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commencing in 2011, consistent with industry standards, Sabra expects to pay distributions in cash in an amount equal to approximately 80% of Sabra’s Adjusted FFO for each quarterly period. See “Distribution and Dividend Policy.”

The following reconciles pro forma net income to pro forma FFO (dollars in thousands):

Pro Forma Sabra

(in thousands)

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Net income(1)	$7,762	$15,528
Depreciation and amortization	11,841	23,681

FFO(2)	$19,603	$39,209

(1)	Pro forma net income does not include general and administrative expenses, which are estimated to be between $6.6 million and $7.1 million in the first year after the Separation. See Note 4.
(2)	Calculated in accordance with NAREIT’s definition of FFO, and there were no gains (or losses) from sales of property or adjustments for unconsolidated partnerships and joint ventures.

AUDITED SUN REAL ESTATE PROPERTIES COMBINED BALANCE SHEET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Sun Healthcare Group, Inc.:

In our opinion, the accompanying combined balance sheet presents fairly, in all material respects, the financial position of certain owned real estate properties and related liabilities of Sun Real Estate Properties, a combination of certain assets and liabilities of Sun Healthcare Group, Inc. (the “Company”), at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

July 14, 2010

SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET

As of March 31, 2010

(in thousands)

Assets:
Real estate investments, net of accumulated depreciation of $78,240	$494,399
Restricted cash	1,107
Deferred financing costs	1,964

Total assets	$497,470

Liabilities:
Mortgage notes payable	$162,840
Accrued interest on mortgage notes	892
Deferred tax liabilities, net	46,852

Total liabilities	210,584

Sun Healthcare Group, Inc. Net Equity in Sun Real Estate Properties:	286,886

Total liabilities and Sun Healthcare Group, Inc. net equity in Sun real estate properties	$497,470

The accompanying notes are an integral part of this balance sheet.

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET

(1) Description of Reporting Entity

Sun Healthcare Group, Inc. and its subsidiaries (“Sun”) provides nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Sun’s core business is providing, through its subsidiaries, inpatient services, primarily through 166 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers. As of March 31, 2010, Sun’s centers had 23,205 licensed beds located in 25 states, of which 22,423 were available for occupancy. Of the 202 centers operated by Sun’s subsidiaries as of March 31, 2010, 112 centers were leased and 90 centers were owned by Sun’s subsidiaries. Sun’s subsidiaries also provide rehabilitation therapy services to affiliated and non-affiliated centers and medical staffing and other ancillary services primarily to non-affiliated centers and other third parties.

Sabra Health Care REIT, Inc. (“Sabra”) was incorporated on May 10, 2010 as a wholly owned subsidiary of Sun. Sabra’s primary business following the Separation and REIT Conversion (both as defined below) will consist of acquiring, financing and owning real estate property to be leased to third party tenants in the healthcare sector.

The board of directors of Sun approved a plan to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies. This plan consists of the following key transactions:

•	reorganizing, through a series of internal corporate restructurings, such that:

¡	substantially all of Sun’s owned real property and related mortgage indebtedness owed to third parties will be held by Sabra, or by one or more subsidiaries of Sabra; and

¡

all of Sun’s operations and other assets and liabilities will be held by SHG Services, Inc. (to be renamed “Sun Healthcare Group, Inc.”), a Delaware corporation and a wholly owned subsidiary of Sun (“New Sun”), or by one or more subsidiaries of New Sun;

•

To govern their ongoing relationship, New Sun and Sabra will enter into certain agreements on or prior to the Separation. These agreements include: (i) a distribution agreement, providing for certain organizational matters, the mechanics related to the Separation and REIT Conversion as well as other ongoing obligations of New Sun and Sabra (the “Distribution Agreement”), (ii) multiple master lease agreements (the “Lease Agreements”), which will set forth the terms pursuant to which New Sun will lease from Sabra all of the real property that Sabra will own immediately following the restructuring of Sun’s business, (iii) an agreement relating to tax allocation matters, and (iv) an agreement pursuant to which New Sun may provide certain services to Sabra on a transitional basis;

•

Sun distributing to its stockholders on a pro rata basis all of the outstanding shares of common stock of New Sun, with cash paid in lieu of any fractional shares (also referred to as the “Separation”);

•

Sun distributing cash to its stockholders who hold shares of Sun common stock on the record date for the Separation, the actual amount of the cash distribution to be determined at the time of the Separation;

•

Sun merging with and into Sabra, with Sabra surviving the merger as a Maryland corporation and Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Sun common stock, with cash paid in lieu of any fractional shares (also referred to as the “REIT Conversion Merger”); and

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET—(Continued)

•

Sabra qualifying and electing to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, which is currently expected to occur commencing with its taxable year beginning on January 1, 2011 (this election, together with the REIT Conversion Merger, is collectively referred to as the “REIT Conversion”).

The accompanying historical combined balance sheet reflects certain owned real estate consisting of 87 properties (the “Sun Real Estate Properties”) and related liabilities, including the related mortgage indebtedness of Sun to be owned by Sabra following the Separation and REIT Conversion.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying combined balance sheet of Sun Real Estate Properties reflects the assets and liabilities directly attributed to Sun’s real estate holdings to be owned by Sabra. The balance sheet presented herein is combined on the basis of common control. The combined balance sheet is prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The combined balance sheet has been derived from the accounting records of Sun using the historical basis of assets and liabilities of Sun adjusted as necessary to conform to GAAP. Management believes the assumptions underlying the combined balance sheet are reasonable. However, the combined balance sheet included herein may not necessarily reflect Sun Real Estate Properties’ financial position in the future or what their financial position would have been had Sun Real Estate Properties operated independently of Sun at the date presented.

(b) Use of Estimates

The preparation of the combined balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet. Significant estimates include determination of the real estate investments’ useful lives, deferred taxes and the realizability of long-lived assets. Actual results could differ from those estimates.

(c) Real Estate Investments

Property and equipment are stated at historical cost. Major renewals or improvements are capitalized whereas ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements – five to forty years; and equipment – three to twenty years. Long-lived assets are subject to an impairment test if an indicator of potential impairment is present.

(d) Restricted Cash

Restricted cash is restricted for specific purposes such as funding of mortgage escrow and debt service requirements. These balances are presented separately from cash and cash equivalents on the balance sheet. Restricted cash balances are stated at carrying value.

(e) Deferred Financing Costs

Deferred financing costs, representing the unamortized costs related to mortgage indebtedness, are amortized using the effective interest method over the term of the mortgage indebtedness.

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET—(Continued)

(f) Income Taxes

Sun Real Estate Properties is included in the consolidated income tax returns with Sun. Income taxes are included in the accompanying combined balance sheet as if Sun Real Estate Properties filed a separate tax return.

An asset or liability is recognized for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the balance sheet. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled. Deferred tax assets are also recognized for the future tax benefits from net operating loss, capital loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating the need to record a valuation allowance, all items of positive evidence (e.g., future sources of taxable income and tax planning strategies) and negative evidence (e.g., history of taxable losses and changes in tax planning strategies) are considered.

Sun Real Estate Properties is subject to income taxes in the U.S. and numerous state and local jurisdictions. Significant judgment is required in evaluating uncertain tax positions. Sun Real Estate Properties uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Adjustments to reserves for uncertain tax positions are made as a result of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. At March 31, 2010 no reserve for uncertain tax positions was necessary.

(g) Sun Healthcare Group, Inc. Net Equity in Sun Real Estate Properties

Sun Healthcare Group, Inc. net equity in Sun real estate properties represents Sun’s net historical basis in the assets and liabilities expected to be contributed to Sabra at the time of the Separation.

(h) Subsequent Events

Sun Healthcare Group, Inc., with respect to the Sun Real Estate Properties, has performed an evaluation of recognizable subsequent events through April 29, 2010, the date Sun filed its Form 10-Q for the quarterly period ended March 31, 2010, and evaluated subsequent events for disclosures through July 14, 2010, the date the financial statements were issued.

(3) Real Estate Investments

Real estate investments, including integral equipment, consisted of the following as of March 31, 2010 (in thousands):

Land	$75,155
Buildings and improvements	452,866
Integral equipment	35,292
Construction in process (1)	9,326

Total	572,639
Less accumulated depreciation and amortization	(78,240)

Real estate investments, net	$494,399

(1)	Capitalized interest associated with construction in process at March 31, 2010 is $0.2 million.

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET—(Continued)

(4) Mortgage Notes Payable

Mortgage notes payable are collateralized by the carrying value of the real estate investment to which they relate and are due at various dates through 2037. The balances consisted of the following as of March 31, 2010 (in thousands):

Mortgage notes payable due monthly, with interest at 11.6%	$12,115
Mortgage notes payable due monthly, with interest from 8.0% to 9.4%	27,430
Mortgage notes payable due monthly, with interest from 5.2% to 6.8%	98,880
Mortgage notes payable due monthly, with interest at 3.3%	23,743
Fair value premium related to acquisitions	672

Total mortgage notes payable	$162,840

The scheduled maturities of mortgage notes payable, excluding premiums of $0.7 million, as of March 31, 2010 were as follows (in thousands):

2010	$22,666
2011	36,127
2012	2,090
2013	32,007
2014	1,564
Thereafter	67,714

$162,168

(5) Deferred Taxes

Deferred tax assets and liabilities consisted of the following at March 31, 2010 (in thousands):

Deferred tax assets:
Net operating loss carryforwards	$25,317
Tax credit carryforwards	5,971
Intangible assets	5,235
Other	124

36,647
Less valuation allowance	(36,647)

Total deferred tax assets	—

Deferred tax liabilities:
Property and equipment	(46,643)
Deferred financing costs	(209)

Total deferred tax liabilities	(46,852)

Deferred tax liabilities, net	$(46,852)

Federal and state net operating loss (“NOL”) carryforwards of approximately $36 million and $251 million, respectively, have been attributed to the Sun Real Estate Properties. Sun Real Estate Properties’ ability to utilize NOL and tax credit carryforwards will be subject to a variety of factors, including the ability to generate

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET—(Continued)

sufficient taxable income and the impact of the REIT Conversion Merger and other factors. As a result of the uncertainties relating to the ultimate realization of these tax attribute carryforwards and other deferred tax assets, a full valuation allowance has been recorded.

(6) Fair Value of Financial Instruments

The estimated fair values of financial instruments as of March 31, 2010 were as follows (in thousands):

	Carrying Amount	Fair Value
Restricted cash	$1,107	$1,107
Mortgage notes payable	$162,840	$152,784

The restricted cash carrying amount approximates fair value because of the short maturity of these instruments. The fair value of mortgage notes payable was based on estimates using present value techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk.

(7) Litigation

It is expected that pursuant to the Distribution Agreement, any liability arising from or relating to legal proceedings involving Sun’s owned real property assets that will be owned by Sabra will be assumed by Sabra and that Sabra will indemnify New Sun against any losses it may incur arising out of or relating to such legal proceedings. While there are not currently any such actions and proceedings, there is no assurance that such actions or proceedings will not occur and that the ultimate outcome will not have a material adverse effect on Sabra’s business, financial position or results of operations.

In addition, pursuant to the Distribution Agreement, New Sun has agreed to indemnify Sabra for any liability arising from or relating to legal proceedings involving Sun’s healthcare business prior to the Separation, and, pursuant to the Lease Agreements, the tenants will agree to indemnify Sabra for any liability arising from operation at the real property leased from Sabra. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on New Sun’s business, financial position or results of operations, which, in turn, could have a material adverse effect on Sabra’s business, financial position or results of operations if New Sun or its subsidiaries are unable to meet their indemnification obligations.

SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET (unaudited)

As of June 30, 2010

(in thousands)

Assets:
Real estate investments, net of accumulated depreciation of $84,096	$493,308
Restricted cash	1,060
Deferred financing costs	1,860

Total assets	$496,228

Liabilities:
Mortgage notes payable	$150,035
Accrued interest on mortgage notes	765
Deferred tax liabilities, net	50,264

Total liabilities	201,064

Sun Healthcare Group, Inc. Net Equity in Sun Real Estate Properties:	295,164

Total liabilities and Sun Healthcare Group, Inc. net equity in Sun real estate properties	$496,228

The accompanying notes are an integral part of this balance sheet.

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET (unaudited)

(1) Description of Reporting Entity

Sun Healthcare Group, Inc. and its subsidiaries (“Sun”) provide nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Sun’s core business is providing, through its subsidiaries, inpatient services, primarily through 166 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers. As of June 30, 2010, Sun’s centers had 23,209 licensed beds located in 25 states, of which 22,427 were available for occupancy. Of the 202 centers operated by Sun’s subsidiaries as of June 30, 2010, 112 centers were leased and 90 centers were owned by Sun’s subsidiaries. Sun’s subsidiaries also provide rehabilitation therapy services to affiliated and non-affiliated centers and medical staffing and other ancillary services primarily to non-affiliated centers and other third parties.

Sabra Health Care REIT, Inc. (“Sabra”) was incorporated on May 10, 2010 as a wholly owned subsidiary of Sun. Sabra’s primary business following the Separation and REIT Conversion (both as defined below) will consist of acquiring, financing and owning real estate property to be leased to third party tenants in the healthcare sector.

The board of directors of Sun approved a plan to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies. This plan consists of the following key transactions:

•	reorganizing, through a series of internal corporate restructurings, such that:

¡	substantially all of Sun’s owned real property and related mortgage indebtedness owed to third parties will be held by Sabra, or by one or more subsidiaries of Sabra; and

¡

all of Sun’s operations and other assets and liabilities will be held by SHG Services, Inc. (to be renamed “Sun Healthcare Group, Inc.”), a Delaware corporation and a wholly owned subsidiary of Sun (“New Sun”), or by one or more subsidiaries of New Sun;

•

To govern their ongoing relationship, New Sun and Sabra will enter into certain agreements on or prior to the Separation. These agreements include: (i) a distribution agreement, providing for certain organizational matters, the mechanics related to the Separation and REIT Conversion as well as other ongoing obligations of New Sun and Sabra (the “Distribution Agreement”), (ii) multiple master lease agreements (the “Lease Agreements”), which will set forth the terms pursuant to which subsidiaries of New Sun will lease from subsidiaries of Sabra all of the real property that Sabra’s subsidiaries will own immediately following the restructuring of Sun’s business, (iii) an agreement relating to tax allocation matters, and (iv) an agreement pursuant to which New Sun may provide certain services to Sabra on a transitional basis;

•

Sun distributing to its stockholders on a pro rata basis all of the outstanding shares of common stock of New Sun, with cash paid in lieu of any fractional shares (also referred to as the “Separation”);

•

Sun distributing cash to its stockholders who hold shares of Sun common stock on the record date for the Separation, the actual amount of the cash distribution to be determined at the time of the Separation;

•

Sun merging with and into Sabra, with Sabra surviving the merger as a Maryland corporation and Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Sun common stock, with cash paid in lieu of any fractional shares (also referred to as the “REIT Conversion Merger”);

•

Sabra qualifying and electing to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, which is currently expected to occur commencing with its taxable year beginning on January 1, 2011 (this election, together with the REIT Conversion Merger, is collectively referred to as the “REIT Conversion”).

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET (unaudited)—(Continued)

The accompanying historical combined balance sheet reflects certain owned real estate consisting of 87 properties (the “Sun Real Estate Properties”) and related liabilities, including the related mortgage indebtedness of Sun to be owned by Sabra following the Separation and REIT Conversion.

(2) Basis of Presentation

The accompanying unaudited combined balance sheet of Sun Real Estate Properties reflects the assets and liabilities directly attributed to Sun’s real estate holdings to be owned by Sabra. The unaudited balance sheet presented herein is combined on the basis of common control. The unaudited combined balance sheet has been prepared in accordance with Sun’s customary accounting practices and accounting principles generally accepted in the United States (“GAAP”). In our opinion, the accompanying combined balance sheet is a fair statement of Sun Real Estate Properties’ financial position at June 30, 2010. This statement is unaudited, and certain information and footnote disclosures normally included in audited financial statements have been condensed or omitted, as permitted under the applicable rules and regulations of the Securities and Exchange Commission. The accompanying unaudited combined balance sheet reflects all adjustments, consisting of only normal recurring items. This financial statement should be read in conjunction with the audited combined balance sheet and notes thereto as of March 31, 2010, which are also included herein.

The preparation of the combined balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of significant contingent assets and liabilities at the date of the balance sheet. Significant estimates include determination of the real estate investments’ useful lives, deferred taxes and the realizability of long-lived assets. Actual results could differ from those estimates.

(3) Mortgage Notes Payable

Mortgage notes payable are collateralized by the carrying value of the real estate investment to which they relate and are due at various dates through 2037. The balances consisted of the following as of June 30, 2010 (in thousands):

Mortgage notes payable due monthly, with interest from 8.0% to 9.4%	$27,217
Mortgage notes payable due monthly, with interest from 5.2% to 6.8%	98,508
Mortgage notes payable due monthly, with interest at 3.5%	23,643
Fair value premium related to acquisitions	667

Total mortgage notes payable	$150,035

The scheduled maturities of mortgage notes payable, excluding premiums of $0.7 million, as of June 30, 2010 were as follows (in thousands):

2010	$44,518
2011	1,979
2012	2,126
2013	31,847
2014	1,590
Thereafter	67,308

$149,368

NOTES TO SUN REAL ESTATE PROPERTIES

COMBINED BALANCE SHEET (unaudited)—(Continued)

(4) Litigation

It is expected that pursuant to the Distribution Agreement, any liability arising from or relating to legal proceedings involving Sun’s owned real property assets that will be owned by Sabra will be assumed by Sabra and that Sabra will indemnify New Sun (and its subsidiaries, directors, officers, employees and agents and certain related parties) against any losses it may incur arising out of or relating to such legal proceedings. While there are not currently any such actions and proceedings, there is no assurance that such actions or proceedings will not occur and that the ultimate outcome will not have a material adverse effect on Sabra’s business, financial position or results of operations.

In addition, pursuant to the Distribution Agreement, New Sun has agreed to indemnify Sabra (and its subsidiaries, directors, officers, employees and agents and certain related parties) for any liability arising from or relating to legal proceedings involving Sun’s healthcare business prior to the Separation, and, pursuant to the Lease Agreements, the tenants will agree to indemnify Sabra for any liability arising from operation at the real property leased from Sabra. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on New Sun’s business, financial position or results of operations, which, in turn, could have a material adverse effect on Sabra’s business, financial position or results of operations if New Sun or its subsidiaries are unable to meet their indemnification obligations.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth selected historical financial data of Sun for each of the five years in the period ended December 31, 2009 and for the six months ended June 30, 2010 and 2009. For accounting purposes, the historical consolidated financial statements of Sun will become the historical financial statements of New Sun after the Separation. The selected historical financial data presented herein have been derived from Sun’s audited consolidated financial statements. Sabra will not have operated prior to the Separation. The balance sheet of Sabra at the time of the Separation will reflect the assets and liabilities of Sabra at their respective historical carrying values. The other financial statements of Sabra will reflect solely the results of operations of Sabra after the Separation.

The following selected financial data may not reflect the results of operations or financial position that would have been obtained had New Sun been a separate, publicly held company during such periods. In particular, the lease payments that would have been paid by New Sun to Sabra pursuant to the Lease Agreements are not reflected. In addition, the historical financial statements of Sun include certain expenses that, upon completion of the Separation, will not be incurred by New Sun on an ongoing basis. These expenses include (i) depreciation on real estate assets which New Sun will lease from Sabra and (ii) interest on mortgage debt to third parties which will be assumed by Sabra. The following table should be read in conjunction with: “New Sun Unaudited Pro Forma Consolidated Financial Statements,” “Sabra Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun” and the historical consolidated financial statements of Sun presented elsewhere herein.

	For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Total net revenues	$947,874	$936,843	$1,881,799	$1,823,503	$1,557,756	$982,658	$716,048
Income (loss) before income taxes and discontinued operations	35,198	37,989	72,096	66,576	43,179	11,259	(3,290)
Income (loss) from continuing operations	20,767	22,414	42,480	113,924	54,093	11,473	(2,504)
(Loss) income from discontinued operations	(596)	(2,075)	(3,809)	(4,637)	3,417	15,645	27,265

Net income	$20,171	$20,339	$38,671	$109,287	$57,510	$27,118	$24,761

Basic earnings per common and common equivalent share:
Income (loss) from continuing operations	$0 .47	$0.51	$0.97	$2.63	$1.28	$0.36	$(0.16)
(Loss) income from discontinued operations	$(0.01)	$(0.05)	(0.09)	(0.11)	0.08	0.50	1.71

Net income	$0.46	$0.46	$0.88	$2.52	$1.36	$0.86	$1.55

Diluted earnings per common and common equivalent share:
Income (loss) from continuing operations	$0.47	$0.51	$0.97	$2.59	$1.25	$0.36	$(0.16)
(Loss) income from discontinued operations	$(0.01)	$(0.05)	(0.09)	(0.10)	0.08	0.49	1.71

Net income	$0.46	$0.46	$0.88	$2.49	$1.33	$0.85	$1.55

Weighted average number of common and common equivalent shares:
Basic	44,119	43,748	43,841	43,331	42,350	31,638	16,003
Diluted	44,234	43,891	43,963	43,963	43,390	31,788	16,003

Working capital (deficit)	$149,241	$189,689	$175,604	$172,145	$83,721	$96,245	$(62,786)

Total assets	$1,553,175	$1,538,788	$1,571,194	$1,543,334	$1,373,826	$621,423	$512,306

Long-term debt and capital lease obligations, including current portion	$663,563	$704,282	$700,548	$725,841	$729,268	$174,165	$197,779

Stockholders’ equity (deficit)	$473,454	$426,585	$449,064	$403,709	$246,256	$144,133	$(2,895)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR SUN AND NEW SUN

The following is a discussion and analysis of the financial condition and results of operations for Sun and New Sun. Following the Separation and REIT Conversion Merger, New Sun will continue the business and operations of Sun. For accounting purposes, the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun at the Separation. Sabra will not have operated prior to the Separation. Accordingly, for accounting purposes, the financial statements of Sabra will consist solely of its operations after the Separation. See “The Proposals—Accounting Treatment for the Separation and REIT Conversion.” The following should be read in conjunction with the consolidated financial statements and accompanying notes of Sun which are incorporated by reference in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. New Sun’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this proxy statement/prospectus. See also “Risk Factors.”

Overview

Sun’s subsidiaries provide and, following the Separation, New Sun’s subsidiaries will provide long-term, subacute and related specialty healthcare services primarily to the senior population in the United States. Sun was engaged in the following three principal business segments during 2009:

•	inpatient services, primarily skilled nursing centers;

•	rehabilitation therapy services; and

•	medical staffing services.

Commencing in 2005, Sun implemented a business strategy to leverage its existing platform, and in December 2005, Sun acquired an operator of 56 skilled nursing centers and independent and assisted living residences and a small hospice operation. In 2006, Sun continued this strategy by purchasing a hospice company now known as SolAmor. In April 2007, Sun acquired Harborside Healthcare Corporation (“Harborside”), an operator of 73 skilled nursing centers, one assisted living center and one independent living center with approximately 9,000 licensed beds in ten states. Harborside’s results of operations have been included in Sun’s consolidated financial statements since April 1, 2007.

Sun has periodically reviewed its operations and portfolio of facilities to determine if any of these operations or assets no longer fits with its business strategies. This review has resulted in dispositions of certain assets and operations.

In 2006, Sun sold a subsidiary that provided skilled home healthcare, non-skilled home care and pharmacy services. During 2007, Sun sold its 75% interest in a home health services subsidiary and sold its remaining laboratory and radiology business.

During 2008, Sun reclassified six skilled nursing centers into discontinued operations because they were divested, sold or qualified as assets held for sale. In 2008, Sun sold two hospitals that were classified as held for sale since 2007; exercised an option to purchase a skilled nursing center that was classified as held for sale since 2007 and simultaneously sold the asset; exercised options to purchase two skilled nursing centers that were classified as held for sale and sold those centers and a third center; transferred operations of two leased skilled nursing centers; and sold a regional provider of adolescent rehabilitation and special education services.

During 2009, Sun reclassified an assisted living facility into discontinued operations. Sun elected not to renew the lease of the assisted living facility and allowed operations to transfer to another operator. Sun also closed a leased skilled nursing center and transferred the remaining residents to other centers.

Sun has updated its historical financial statements to reflect the reclassification of one assisted living center to discontinued operations during the year ended December 31, 2009. U.S. generally accepted accounting principles (“GAAP”) require that these operations be reclassified as discontinued operations on a retroactive basis. The financial information in this proxy statement/prospectus reflects that reclassification for all periods since January 1, 2005.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law. Together, these two measures make the most sweeping and fundamental changes to the U.S. health care system since the creation of Medicare and Medicaid. These new laws include a large number of health-related provisions that are scheduled to take effect over the next four years, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges, and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. New Sun cannot predict the effect these newly enacted laws or any future legislation or regulation will have on New Sun’s future operations, including future reimbursement rates and occupancy in New Sun’s inpatient facilities.

Revenues from Medicare, Medicaid and Other Sources

Sun receives revenues from Medicare, Medicaid, commercial insurance, self-pay residents, other third-party payors and healthcare centers that utilize Sun’s specialty medical services. The sources and amounts of Sun’s inpatient services revenues are determined by a number of factors, including the number of licensed beds and occupancy rates of its centers, the acuity level of patients and the rates of reimbursement among payors. Federal and state governments continue to focus on methods to curb spending on healthcare programs such as Medicare and Medicaid, and pressures on state budgets resulting from the current economic conditions in the United States may intensify these efforts. This focus has not been limited to skilled nursing centers, but includes specialty services provided by Sun, such as skilled therapy services, to third parties. Sun cannot at this time predict the extent to which proposals limiting federal or state expenditures will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on Sun or New Sun. Efforts to impose reduced coverage, greater discounts and more stringent cost controls by government and other payors are expected to continue.

In addition, due to current economic conditions, Sun has experienced reduced demand for the specialty services that it provides to third parties. If economic conditions do not improve or worsen, New Sun may experience additional reductions in demand for these specialty services it will provide following the Separation. Sun is unable at this time to predict the future impact or extent of such reduced demand.

The following table sets forth the revenues and percentage of revenues by payor source for Sun’s continuing operations, on a consolidated and on an inpatient operations only basis, for the periods indicated (data is in thousands and includes revenues for acquired centers following the date of acquisition only):

	For the Six Months Ended				For the Years Ended
Sources of Revenues	June 30, 2010		June 30, 2009		December 31, 2009		December 31, 2008		December 31, 2007
	(dollars in thousands)
Consolidated:
Medicaid	$379,920	40.1%	$369,480	39.4%	$753,393	40.0%	$729,014	40.0%	$645,084	41.4%
Medicare	283,701	29.9	279,739	29.9	555,593	29.5	522,555	28.7	418,665	26.9
Private pay and other	235,795	24.9	235,426	25.1	471,218	25.1	480,243	26.3	436,556	27.9
Managed care and commercial insurance	48,458	5.1	52,198	5.6	101,595	5.4	91,691	5.0	57,451	3.8

Total	$947,874	100.0%	$936,843	100.0%	$1,881,799	100.0%	$1,823,503	100.0%	$1,557,756	100.0%

Inpatient Only:
Medicaid	$379,855	45.1%	$369,400	44.4%	$753,260	44.9%	$728,882	45.1%	$644,959	47.2%
Medicare	274,526	32.6	271,630	32.7	539,339	32.2	510,013	31.6	410,365	30.0
Private pay and other	139,984	16.6	138,768	16.7	282,300	16.9	286,025	17.7	255,075	18.6
Managed care and commercial insurance	47,883	5.7	51,889	6.2	100,876	6.0	91,139	5.6	57,000	4.2

Total	$842,248	100.0%	$831,687	100.0%	$1,675,775	100.0%	$1,616,059	100.0%	$1,367,399	100.0%

Medicare

Medicare is available to nearly every United States citizen 65 years of age and older. It is a broad program of health insurance designed to help the nation’s elderly meet hospital, hospice, home health and other healthcare costs. Health insurance coverage extends to certain persons under age 65 who qualify as disabled or those having end-stage renal disease. Medicare is comprised of four related health insurance programs. Medicare Part A provides for inpatient services including hospital, skilled long-term care, and home healthcare. Medicare Part B provides for outpatient services including physicians’ services, diagnostic service, durable medical equipment, skilled therapy services and medical supplies. Medicare Part C is a managed care option (“Medicare Advantage”) for beneficiaries who are entitled to Part A and enrolled in Part B. Medicare Part D is a benefit that provides prescription drug benefits for both Medicare and Medicare/Medicaid dually eligible patients.

Medicare reimburses Sun’s skilled nursing centers for Medicare Part A services under the Prospective Payment System (“PPS”) as defined by the Balanced Budget Act of 1997 and subsequently refined in 1999, 2000, 2005, 2006 and 2010. PPS regulations predetermine a payment amount per patient, per day, based on the 1995 costs of treating patients indexed forward. The amount to be paid is determined by classifying each patient into one of 53 Resource Utilization Group (“RUG”) categories that are based upon each patient’s acuity level.

On July 31, 2009, CMS issued its final rule for skilled nursing facilities for the 2010 federal fiscal year, which commenced on October 1, 2009. This rule provides for a market basket increase of 2.2% in Sun’s reimbursement rates and a 3.3% reduction for a forecast error/parity adjustment. Sun estimates that the net result of the two adjustments, based on Sun’s current acuity mix, will be a decrease of 0.85% in reimbursement rates, which Sun estimates will decrease its net revenues by approximately $1.0 million per quarter. Notwithstanding this reduction in reimbursement rates for the 2010 federal fiscal year, as shown in the table below, Sun did experience a slight increase in its average amount of Medicare Part A revenues on a per patient, per day basis in the six months ended June 30, 2010 compared to the six months ended June 30, 2009, due to a higher acuity mix of its patient population.

In addition to the changes that affect the 2010 federal fiscal year, the rule also contained provisions for the 2011 federal fiscal year, which commences on October 1, 2010. The changes create a RUG-IV system that contains 66 levels of care. The basis for calculating the RUG-IV category is the Minimum Data Set (“MDS”) 3.0, a patient assessment tool, which will also be implemented on October 1, 2010. The MDS 3.0 replaces the MDS 2.0 which is the basis of the RUG-III levels of care. The RUG-IV system changes the way certain services that occur prior to the residency at a skilled nursing center impact reimbursement (known as the look back provision) and the extent to which therapy services that are delivered on a concurrent basis impact reimbursement.

A portion of the provisions of the 2010 final rule applicable to the 2011 federal fiscal year was subsequently changed by the Patient Protection and Affordable Care Act (“ACA”). ACA postponed the implementation of the RUG-IV reimbursement system but maintained the changes in the look back and concurrent therapy provisions. The House of Representatives has passed legislation that rescinds the postponement of the RUG IV implementation, but such legislation has not been passed by the Senate.

On July 16, 2010, CMS issued its final rule for skilled nursing facilities for the 2011 federal fiscal year, which commences on October 1, 2010. This rule provides for a market basket increase of 2.3% which is reduced by a prior period market basket adjustment of 0.6%, generating a net market basket increase of 1.7%.

The rule also addressed the postponement of the implementation of RUG-IV. If this postponement is not rescinded, CMS will implement a Hybrid RUG III system (“HR-III”). The HR-III system will not be available for implementation on the effective date of October 1, 2010. CMS would make payments from October 1, 2010 until the HR-III system is implemented using the RUG-IV system. Payments would then be adjusted retroactively from the date of the HR-III implementation to October 1, 2010.

CMS has stated that it will implement either the RUG-IV or the HR-III system on a budget neutral basis. Based on this assertation, Sun believes that the impact of the system change will be budget neutral plus 1.7%.

The following table sets forth the average amounts of inpatient Medicare Part A revenues per patient, per day, recorded by Sun’s healthcare centers for the periods indicated (data include revenues for acquired centers following the date of acquisition only):

For the Six Months Ended		For the Years Ended
June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008	December 31, 2007
$464.99	$452.37	$455.00	$424.19	$391.50

Under current law, there are limits on reimbursement provided under Medicare Part B for therapy services. An automatic exception to this limit is in place for patients residing in skilled nursing centers until December 31, 2010. In addition, therapy rates are calculated using the Physicians Fee Schedule, for which rates are subject to a reduction of 21.3% based on a statutory formula. Congress has repeatedly eliminated this reduction in prior years and has eliminated it through November 30 of the current year.

Sun receives Medicare reimbursements for hospice care at daily or hourly rates based on the level of care furnished to the patient. Sun’s ability to receive Medicare reimbursement for its hospice services is subject to two limitations:

•

If inpatient days of care provided to all patients at a hospice exceed 20% of the total days of hospice care provided by that hospice for an annual period, then payments for days in excess of this limit are made at the routine home care rate. None of Sun’s hospice programs exceeded the payment limits on inpatient services for 2009 or 2008.

Overall payments made by Medicare on a per hospice program basis are subject to a cap amount at the end of an annual period. The cap amount is calculated by multiplying the number of first-time Medicare hospice beneficiaries during the year by the Medicare per beneficiary cap amount, resulting in that hospice’s aggregate cap, which is the allowable amount of total Medicare payments that hospice can receive for that cap year. If a hospice program exceeds its aggregate cap, then the hospice must repay the excess. In 2009, only one of Sun’s hospice programs exceeded the Medicare cap limit. The amount in excess of the aggregate cap was immaterial.

On June 25, 2010, CMS issued the Physicians Fee Schedule proposed rule for calendar year 2011. The proposed rule expands the Multiple Procedure Payment Reduction previously applied to diagnostic procedures to physical, occupational and speech therapy services reimbursed by Medicare Part B. The proposal reduces the reimbursement for these services by an average of 12%. This rule is proposed and Sun is not able to predict the changes that will occur prior to its finalization and cannot estimate its impact on Sun’s revenue.

On July 16, 2010, CMS also issued its final rule for hospice services for the 2011 federal fiscal year. The rule includes a market basket increase of 2.6% and a 0.8% reduction reflecting the combined effects of the updated wage data and the continuation of the phaseout of the wage index budget neutrality factor.

The rule also implements the ACA requirement that hospice providers adopt program eligibility recertification standards, including a requirement for a physician or nurse practitioner to have a face-to-face visit with patients prior to the 180 day recertification, and to attest that such a visit took place. Sun estimates that the impact of these changes will be an increase in hospice revenues of 2.2% or $1 million annually.

Medicaid

Medicaid is a state-administered program financed by state funds and federal matching funds. The program provides for medical assistance to the indigent and certain other eligible persons. Although administered under broad federal regulations, states are given flexibility to construct programs and payment methods. Each state in which Sun operates nursing and rehabilitation centers has a unique Medicaid reimbursement system.

Medicaid outlays are a significant component of state budgets, and there have been cost containment pressures on Medicaid outlays for nursing homes. The current economic downturn has caused many states to institute freezes on or reductions in Medicaid spending to address state budget concerns.

Twenty-one of the states in which Sun operates will impose a provider tax on nursing homes as a method of increasing federal matching funds paid to those states for Medicaid. Those states that have imposed the provider tax have used some or all of the matching funds to fund Medicaid reimbursement to nursing homes.

The following table sets forth the average amounts of inpatient Medicaid revenues per patient, per day (excluding any impact of individually identifiable state-imposed provider taxes), recorded by Sun’s healthcare centers for the periods indicated (data include revenues for acquired centers following the date of acquisition only):

For the Six Months Ended		For the Years Ended
June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008	December 31, 2007
$173.19	$170.25	$171.55	$166.62	$159.36

For comparison purposes, the following table sets forth the average amounts of inpatient Medicaid revenues per patient, per day (including the impact from individually identifiable state-imposed provider taxes), recorded by Sun’s healthcare centers for the periods indicated (data include revenues for acquired centers following the date of acquisition only):

For the Six Months Ended		For the Years Ended
June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008	December 31, 2007
$159.78	$159.36	$159.51	$157.08	$149.95

Managed Care and Insurance

During the six months ended June 30, 2010 and the year ended December 31, 2009, Sun received 5.1% and 5.4%, respectively, of its revenues from managed care and insurance, of which the Medicare Advantage program is the primary component. As discussed above, Medicare Advantage is the managed care option for Medicare beneficiaries. Medicare Advantage is administered by contracted third-party payors. The managed care and insurance payors are continuing their efforts to control healthcare costs through direct contracts with healthcare providers and increased utilization review. These payors are increasingly demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk.

The following table sets forth the average amounts of inpatient revenues per patient, per day, recorded by Sun’s healthcare centers from these revenue sources for the periods indicated (data include revenues for acquired centers following the date of acquisition only):

For the Six Months Ended		For the Years Ended
June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008	December 31, 2007
$365.84	$375.17	$372.93	$351.93	$322.35

Private Payors, Veterans and Other

During the six months ended June 30, 2010 and the year ended December 31, 2009, Sun received 24.9% and 25.1%, respectively, of its revenues from private payors, veterans’ coverage, healthcare centers that utilize its specialty medical services, self-pay center residents and other third-party payors. These private and other payors are continuing their efforts to control healthcare costs. Private payor rates are set at a price point that enables continued competition; they are driven by the markets in which Sun’s healthcare centers operate.

The following table sets forth the average amounts of inpatient revenues per patient, per day, recorded by Sun’s healthcare centers from these revenue sources for the periods indicated (data include revenues for acquired centers following the date of acquisition only):

For the Six Months Ended		For the Years Ended
June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008	December 31, 2007
$189.25	$178.52	$179.05	$172.50	$164.10

Other Reimbursement Matters

Net revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment by payors during the settlement process. Under cost-based reimbursement plans, payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional supporting documentation is necessary. Sun recognizes revenues from third-party payors and accrues estimated settlement amounts in the period in which the related services are provided. Sun estimates these settlement balances by making determinations based on its prior settlement experience and its understanding of the applicable reimbursement rules and regulations.

Results of Operations

The following table sets forth Sun’s historical consolidated income statements and certain percentage relationships for the periods presented (dollars in thousands):

	For the Six Months Ended				For the Years Ended
	June 30, 2010		June 30, 2009		December 31, 2009		December 31, 2008		December 31, 2007
Total net revenues	$947,874	100.0%	$936,843	100.0%	$1,881,799	100.0%	$1,823,503	100.0%	$1,557,756	100.0%

Costs and expenses:
Operating salaries and benefits	534,918	56.4	524,878	56.0	1,057,645	56.2	1,028,987	56.4	888,102	56.9
Self-insurance for workers’ compensation and general and professional liabilities	29,096	3.1	31,462	3.4	63,752	3.4	59,694	3.3	44,524	2.9
Other operating costs(1)	218,952	23.1	216,078	23.1	435,756	23.2	424,255	23.3	358,960	23.1
Center rent expense	37,362	3.9	36,578	3.9	73,149	3.9	73,601	4.0	70,412	4.5
General and administrative expenses(2)	32,672	3.4	32,471	3.5	62,068	3.3	62,302	3.4	64,835	4.2
Depreciation and amortization	25,007	2.6	21,875	2.3	45,463	2.4	40,354	2.2	31,218	2.0
Provision for losses on accounts receivable	10,917	1.2	10,281	1.1	21,197	1.1	14,107	0.8	8,982	0.6
Interest, net	23,752	2.5	25,191	2.7	49,327	2.6	54,603	3.0	44,347	2.8
Other expense (income)	—	—	40	—	1,346	0.1	(976)	(0.1)	3,197	0.2

Income before income taxes and discontinued operations	35,198	3.7	37,989	4.1	72,096	3.8	66,576	3.7	43,179	2.8
Income tax expense (benefit)	14,431	1.5	15,575	1.7	29,616	1.6	(47,348)	(2.6)	(10,914)	(0.7)

Income from continuing operations	20,767	2.2	22,414	2.4	42,480	2.2	113,924	6.3	54,093	3.5
(Loss) income from discontinued operations, net	(596)	—	(2,075)	(0.2)	(3,809)	(0.1)	(4,637)	(0.3)	3,417	0.2

Net income	$20,171	2.1%	$20,339	2.2%	$38,671	2.1%	$109,287	6.0%	$57,510	3.7%

Supplemental Financial Information:(3)
EBITDA	$83,957	8.9%	$85,055	9.1%	$166,886	8.9%	$161,533	8.9%	$118,744	7.6%
Adjusted EBITDA	$83,957	8.9%	$85,095	9.1%	$168,232	8.9%	$160,557	8.8%	$121,941	7.8%
Adjusted EBITDAR	$121,319	12.8%	$121,673	13.0%	$241,381	12.8%	$234,158	12.8%	$192,353	12.3%

(1)	Operating administrative expenses are included in “other operating costs” above.
(2)	General and administrative expenses include transaction costs.
(3)	Sun defines EBITDA as net income before loss (gain) on discontinued operations, interest expense (net of interest income), income tax expense (benefit), depreciation and amortization. EBITDA margin is EBITDA as a percentage of revenue. Adjusted EBITDA is EBITDA adjusted for gain (loss) on sale of assets, net, restructuring costs, loss on extinguishment of debt, net, loss on contract termination and loss on asset impairment. Adjusted EBITDAR is Adjusted EBITDA before center rent expense. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of revenue. Adjusted EBITDAR margin is Adjusted EBITDAR as a percentage of revenue.

Sun believes that the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR provides useful information regarding Sun’s operational performance because they enhance the overall understanding of the financial performance and prospects for the future of Sun’s core business activities.

Specifically, Sun believes that a presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR provides consistency in Sun’s financial reporting and provides a basis for the comparison of results of core business operations between current, past and future periods. EBITDA, Adjusted EBITDA and Adjusted EBITDAR are three of the primary indicators Sun uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of its business from period to period without the effect of U.S. generally accepted accounting principles, or GAAP, expenses, revenues and gains that are unrelated to the day-to-day performance of Sun’s business. Sun also uses EBITDA, Adjusted EBITDA and Adjusted EBITDAR to benchmark the performance of its business against expected results, analyzing year-over-year trends as described below and to compare Sun’s operating performance to that of its competitors.

In addition to other financial measures, including net segment income, Sun uses EBITDA, Adjusted EBITDA and Adjusted EBITDAR to assess the performance of its core business operations, to prepare operating budgets and to measure its performance against those budgets on a consolidated, segment and center-by-center level. EBITDA, Adjusted EBITDA and Adjusted EBITDAR are useful in this regard because they do not include such costs as interest expense (net of interest income), income taxes and depreciation and amortization expense, which may vary from business unit to business unit and period to period depending upon various factors, including the method used to finance the business, the amount of debt that Sun has determined to incur, whether a center is owned or leased, the date of acquisition of a facility or business, the original purchase price of a facility or business unit or the tax law of the state in which a business unit operates. These types of charges are dependent on factors unrelated to Sun’s underlying business. As a result, Sun believes that the use of EBITDA, Adjusted EBITDA and Adjusted EBITDAR provides a meaningful and consistent comparison of Sun’s underlying business between periods by eliminating certain items required by GAAP which have little or no significance in Sun’s day-to-day operations.

Sun also makes capital allocations to each of its centers based on the centers’ lease terms and their expected Adjusted EBITDA returns. Sun establishes compensation and bonus programs for its center-level employees that are based upon the achievement of pre-established Adjusted EBITDA targets.

Despite the importance of these measures in analyzing Sun’s underlying business, in maintaining its financial requirements, in designing incentive compensation and for its goal setting on both an aggregate and a facility level basis, EBITDA, Adjusted EBITDA and Adjusted EBITDAR are non-GAAP financial measures that have no standardized meaning defined by GAAP. As the items excluded from EBITDA, Adjusted EBITDA and Adjusted EBITDAR are significant components in understanding and assessing Sun’s financial performance, EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as alternatives to net income, cash flows generated by or used in operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Therefore, Sun’s EBITDA, Adjusted EBITDA and Adjusted EBITDAR measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Sun’s results as reported under GAAP. Some of these limitations are as follows:

•	they do not reflect Sun’s cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	they do not reflect changes in, or cash requirements for, Sun’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on Sun’s debt;

•	they do not reflect any income tax payments Sun may be required to make;

•

although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future in order to remain competitive in the market, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements;

•	they are not adjusted for all noncash income or expense items that are reflected in Sun’s consolidated statements of cash flows; and

•	other companies in Sun’s industry may calculate these measures differently than Sun does, which may limit their usefulness as comparative measures.

Sun compensates for these limitations by using EBITDA, Adjusted EBITDA and Adjusted EBITDAR only to supplement net income on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting Sun’s business. Sun strongly encourages investors to consider net income determined under GAAP as compared to EBITDA, Adjusted EBITDA and Adjusted EBITDAR, and to perform their own analysis, as appropriate.

The following table provides a reconciliation of Sun’s net income, which is the most directly comparable financial measure presented in accordance with GAAP, to EBITDA, Adjusted EBITDA and Adjusted EBITDAR for the six months ended June 30 (in thousands):

	2010	2009
Net income	$20,171	$20,339
Plus:
Loss from discontinued operations	596	2,075
Interest expense, net	23,752	25,191
Income tax expense	14,431	15,575
Depreciation and amortization	25,007	21,875

EBITDA	$83,957	$85,055

Plus:
Loss on sale of assets, net	—	40

Adjusted EBITDA	$83,957	$85,095

Plus:
Center rent expense	$37,362	36,578

Adjusted EBITDAR	$121,319	$121,673

The following table provides a reconciliation of Sun’s net income, which is the most directly comparable financial measure presented in accordance with GAAP, to EBITDA, Adjusted EBITDA and Adjusted EBITDAR for the years ended December 31 (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Net income	$38,671	$109,287	$57,510

Plus:
Income (loss) from discontinued operations	3,809	4,637	(3,417)
Interest expense, net of interest income	49,327	54,603	44,347
Income tax expense (benefit)	29,616	(47,348)	(10,914)
Depreciation and amortization	45,463	40,354	31,218

EBITDA	$166,886	$161,533	$118,744

Plus:
Gain (loss) on sale of assets, net	42	(976)	24
Restructuring costs	1,304	—	—
Loss on extinguishment of debt	—	—	3,173
Loss on contract termination	—	—	—
Loss on asset impairment	—	—	—

Adjusted EBITDA	$168,232	$160,557	$121,941

Plus:
Center rent expense	73,149	73,601	70,412

Adjusted EBITDAR	$241,381	$234,158	$192,353

The following discussions of the “Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009,” the “Year Ended December 31, 2009 Compared to Year Ended December 31, 2008” and the “Year Ended December 31, 2008 Compared to Year Ended December 31, 2007” are based, in part, on the financial information presented in Note 14—“Segment Information” to Sun’s consolidated financial statements included in

Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Note 8 – “Segment Information” to Sun’s consolidated financial statements included in Sun’s Report on Form 10-Q for the fiscal quarter ended June 30, 2010, each of which is incorporated in this proxy statement/prospectus. See “Where You Can Find More Information.”

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

The following summarizes Sun’s results of operations on a consolidated basis. A more detailed discussion and analysis of the results of operations of each of Sun’s segments (Inpatient Services, Rehabilitation Therapy Services, Medical Staffing Services and Corporate) is provided below under “Segment Information.”

Net revenues increased $11.0 million, or 1.2%, to $947.9 million for the six months ended June 30, 2010 from $936.8 million for the six months ended June 30, 2009. Sun reported net income for the six month periods ended June 30, 2010 and 2009 of $20.2 million and $20.3 million, respectively.

The increase in net revenues for the 2010 period included $10.6 million of additional revenue in Sun’s Inpatient Services segment primarily due to increases in rates from Medicare Part A and Medicaid, although the Medicaid rate increases were significantly offset by increased provider taxes. Higher Medicaid, managed care, commercial insurance and Medicare hospice customer bases, the October 2009 acquisition of a hospice company and a $13.3 million increase in revenue from Sun’s Rehabilitation Therapy segment, due primarily to increases in billable minutes and billing rates, also contributed to the increase in net revenues. This increase was partially offset by lower Medicare Part A and Part B, managed care and commercial insurance customer bases, coupled with a $7.7 million decrease in revenue from Sun’s Medical Staffing segment, mainly due to a decrease in billable nursing hours.

Operating salaries and benefits increased $10.0 million, or 1.9%, to $534.9 million (56.4% of net revenues) for the six months ended June 30, 2010 from $524.9 million (56.0% of net revenues) for the six months ended June 30, 2009. The increase resulted primarily from a $10.8 million increase in Sun’s Rehabilitation Therapy segment driven by increased service volume and wage rate increases and a $3.4 million increase in Sun’s Inpatient Services segment driven by health insurance costs and wage increases. These increases were offset by a $4.1 million decrease in Sun’s Medical Staffing segment due to a decline in staffing levels resulting from a decrease in the therapy staffing and pharmacy business.

Self-insurance for workers’ compensation and general and professional liability insurance decreased $2.4 million, or 7.6%, to $29.1 million (3.1% of net revenues) for the six months ended June 30, 2010 from $31.5 million (3.4% of net revenues) for the six months ended June 30, 2009, primarily due to decreased claims related activity in Sun’s general and profession liability programs.

Other operating costs increased $2.9 million, or 1.3%, to $219.0 million (23.1% of net revenues) for the six months ended June 30, 2010 from $216.1 million (23.1% of net revenues) for the six months ended June 30, 2009. The increase was primarily due to provider taxes and increased therapy costs in Sun’s Inpatient Services segment resulting from an increase in higher acuity patients requiring more rehabilitation therapy.

Center rent expense increased $0.8 million, or 2.1%, to $37.4 million (3.9% of net revenues) for the six months ended June 30, 2010 from $36.6 million (3.9% of net revenues) for the six months ended June 30, 2009. The increase is attributable to additional offices for a hospice operation that Sun acquired in 2009.

General and administrative expenses increased $0.2 million, or 0.6%, to $32.7 million (3.4% of net revenues) for the six months ended June 30, 2010 from $32.5 million (3.5% of net revenues) for the six months ended June 30, 2009. The increase was primarily due to transaction costs incurred for the proposed restructuring, offset by decreases in salaries and benefits resulting from restructuring efforts undertaken in 2009.

Depreciation and amortization increased $3.1 million, or 14.3%, to $25.0 million (2.6% of net revenues) for the six months ended June 30, 2010 from $21.9 million (2.3% of net revenues) for the six months ended June 30, 2009. The increase was attributable to additional depreciation expense for property and equipment acquired during the period.

The provision for losses on accounts receivable increased $0.6 million, or 6.2%, to $10.9 million (1.2% of net revenues) for the six months ended June 30, 2010 from $10.3 million (1.1% of net revenues) for the six months ended June 30, 2009. The increase resulted from increased credit risk associated with slower cash collections experienced in the six months ended June 30, 2010 when compared with the six months ended June 30, 2009.

Net interest expense decreased $1.4 million, or 5.7%, to $23.8 million (2.5% of net revenues) for the six months ended June 30, 2010 from $25.2 million (2.7% of net revenues) for the six months ended June 30, 2009 due to lower interest rates on variable rate indebtedness in the current quarter coupled with reduced debt balances.

Segment Information

The following table sets forth the amount and percentage of certain elements of total net revenues for the six months ended June 30 (dollars in thousands):

	2010		2009
Inpatient Services	$842,248	88.9%	$831,687	88.8%
Rehabilitation Therapy Services	101,568	10.7	88,247	9.4
Medical Staffing Services	46,871	4.9	54,594	5.8
Corporate	14	—	14	—
Intersegment Eliminations	(42,827)	(4.5)	(37,699)	(4.0)

Total net revenues	$947,874	100.0%	$936,843	100.00%

Inpatient Services revenues include revenues billed to patients for therapy and medical staffing provided by Sun’s affiliated operations. The following table sets forth a summary of the intersegment revenues for the six months ended June 30 (in thousands):

	2010	2009
Rehabilitation Therapy Services	$42,187	$36,576
Medical Staffing Services	640	1,123

Total intersegment revenue	$42,827	$37,699

The following table sets forth the amount of net segment income for the six months ended June 30 (in thousands):

	2010	2009
Inpatient Services	$76,771	$80,604
Rehabilitation Therapy Services	7,797	6,000
Medical Staffing Services	3,283	4,310

Net segment income before Corporate	87,851	90,914
Corporate	(52,653)	(52,885)

Net segment income	$35,197	$38,029

Sun’s reportable segments are strategic business units that provide different products and services. They are managed separately because each business has different marketing strategies due to differences in types of customers, distribution channels and capital resource needs. Sun evaluates the operational strengths and performance of each segment based on financial measures, including net segment income. Net segment income is defined as earnings before income tax expense and discontinued operations. Net segment income for the six months ended June 30, 2010 for Sun’s (1) Inpatient Services segment decreased $3.8 million, or 4.8%, to $76.8 million, (2) Rehabilitation Therapy Services segment increased $1.8 million, or 30.0%, to $7.8 million and (3) Medical Staffing Services segment decreased $1.0 million, or 23.8%, to $3.3 million in comparison to the six months ended June 30, 2009, due to the factors discussed below for each segment. Sun uses the measure of net segment income to help identify opportunities for improvement and assist in allocating resources to each segment.

Inpatient Services

Net revenues increased $10.5 million, or 1.3%, to $842.2 million for the six months ended June 30, 2010 from $831.7 million for the six months ended June 30, 2009. The increase was primarily the result of:

•

an increase of $11.2 million in Medicaid revenues consisting of $6.2 million related to improved rates, which were significantly offset by increased provider tax expense (as discussed below), and $5.0 million from an increase in customer base; and

•	a $10.4 million increase in hospice revenues resulting from an October 2009 acquisition of a hospice company and a higher customer base;

Offset in part by:

•

a decrease of $6.6 million in Medicare revenues as a result of a $12.3 million decrease in revenues due to a lower customer base and a $0.7 million decrease in Medicare Part B revenues, partially offset by a $6.4 million increase in revenues from higher Medicare Part A rates;

•

a $4.3 million decrease in managed care and commercial insurance revenues driven by lower customer base, which contributed $2.8 million of the decrease, and lower rates, which drove the remaining $1.5 million of the decrease; and

•	a $0.2 million decrease in private pay and other revenues, primarily resulting from lower customer base.

Operating salaries and benefits expenses increased $3.3 million, or 0.8%, to $416.9 million for the six months ended June 30, 2010 from $413.6 million for the six months ended June 30, 2009. The increase was attributable to the following:

•	an increase of $3.6 million in health insurance expense; and

•	wage increases and related benefits and taxes of $1.7 million;

Offset in part by:

•	a decrease of $2.0 million in overtime pay.

Self-insurance for workers’ compensation and general and professional liability insurance decreased $2.0 million, or 6.8%, to $27.5 million for the six months ended June 30, 2010 as compared to $29.5 million for the six months ended June 30, 2009, which was driven by decreased claims related activity in Sun’s general and professional liability programs.

Other operating costs increased $9.8 million, or 4.5%, to $225.5 million for the six months ended June 30, 2010 from $215.7 million for the six months ended June 30, 2009. The increase was attributable to the following:

•	a $5.8 million increase in provider taxes;

•	a $2.3 million increase in contract labor driven by therapy costs due to an increase in higher acuity patients requiring more rehabilitation therapy; and

•	a $1.7 million increase in purchased services primarily related to housekeeping contracts.

Operating administrative expenses decreased $0.5 million, or 2.4%, to $20.1 million for the six months ended June 30, 2010 from $20.6 million for the six months ended June 30, 2009, primarily due to lower aggregate salaries and benefits.

The provision for losses on accounts receivable increased $0.7 million, or 7.1%, to $10.5 million for the six months ended June 30, 2010 from $9.8 million for the six months ended June 30, 2009. The increase resulted from increased credit risk associated with slower cash collections experienced in the six months ended June 30, 2010 when compared with the six months ended June 30, 2009.

Center rent expense increased $0.8 million, or 2.2%, to $36.7 million for the six months ended June 30, 2010 from $35.9 million for the six months ended June 30, 2009. The increase is attributable to additional offices for a hospice operation that Sun acquired in 2009.

Depreciation and amortization increased $2.9 million, or 14.6%, to $22.7 million for the six months ended June 30, 2010 from $19.8 million for the six months ended June 30, 2009. The increase was attributable to depreciation of additional property and equipment placed into service since the year ago period.

Net interest expense decreased $0.8 million, or 12.7%, to $5.5 million for the six months ended June 30, 2010 from $6.3 million for the six months ended June 30, 2009. The decrease is a result of lower interest rates and lower aggregate borrowings.

Rehabilitation Therapy Services

Total revenues from the Rehabilitation Therapy Services segment increased $13.4 million, or 15.2%, to $101.6 million for the six months ended June 30, 2010 from $88.2 million for the six months ended June 30, 2009. The revenue increase was the result of:

•	an increase of $10.6 million attributable to increased billable minutes, due in part to the addition of 19 new contracts, net of lost contracts;

•	an increase of $2.2 million attributable to a higher revenue per minute rate due to Sun’s renegotiation of certain customer contract rates and a shift in payor mix; and

•	an increase of $0.6 million in other revenue, primarily related to contract management fees.

Operating salaries and benefits expenses increased $10.8 million, or 14.8%, to $83.8 million for the six months ended June 30, 2010 from $73.0 million for the six months ended June 30, 2009. The increase was primarily driven by the increase in service volume mentioned above coupled with wage rate increases.

Medical Staffing Services

Total revenues from the Medical Staffing Services segment decreased $7.7 million, or 14.1%, to $46.9 million for the six months ended June 30, 2010 from $54.6 million for the six months ended June 30, 2009. The decrease was primarily the result of:

•	a decrease of $4.4 million due to a decline for therapy and pharmacy staffing hours;

•	a decrease of $1.9 million due to lower fees earned from the temporary placement of physicians;

•	a decrease of $1.2 million attributable to a decline in nurse staffing hours; and

•	a decrease of $0.1 million related to closed offices.

Operating salaries and benefits expenses decreased $4.1 million, or 10.7%, to $34.2 million for the six months ended June 30, 2010 as compared to $38.3 million for the six months ended June 30, 2009. The decrease in operating salaries and benefits is a direct result of the decline in staffing levels for Sun’s nurse staffing, therapy staffing, pharmacy businesses and temporary physicians.

Corporate

General and administrative expenses not directly attributed to segments increased $0.2 million, or 0.6%, to $32.7 million for the six months ended June 30, 2010 from $32.5 million for the six months ended June 30, 2009. The increase was primarily due to transaction costs incurred for the proposed restructuring, offset by decreases in salaries and benefits resulting from restructuring efforts taken in 2009.

Interest expense

Interest expense not directly attributed to operating segments decreased $0.7 million, or 3.7%, to $18.2 million for the six months ended June 30, 2010 from $18.9 million for the six months ended June 30, 2009 due to lower interest rates on variable rate indebtedness in the current quarter coupled with a decrease in aggregate indebtedness since March 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Total net revenue increased $58.3 million, or 3.2%, to $1,881.8 million for the year ended December 31, 2009 from $1,823.5 million for the year ended December 31, 2008. Of this increase in revenue, $59.7 million was contributed by Sun’s Inpatient Services segment and $15.7 million by Sun’s Rehabilitation Therapy segment. These increases were offset by a $17.1 million decrease in revenue from Sun’s Medical Staffing segment.

Operating salaries and benefits expense increased $28.6 million, or 2.8%, to $1,057.6 million (56.2% of net revenues) for the year ended December 31, 2009 from $1,029.0 million (56.4% of net revenues) for the year ended December 31, 2008. The increase is primarily the result of wage rate increases.

Self-insurance for workers’ compensation and general and professional liability insurance increased $4.1 million, or 6.9%, to $63.8 million (3.4% of net revenues) for the year ended December 31, 2009 from $59.7 million (3.3% of net revenues) for the year ended December 31, 2008. The increase was attributable to a $6.1 million increase in general and professional liability insurance costs driven by an increased claims costs related to prior years, partially offset by a $1.7 million decrease in workers’ compensation costs resulting from costs recorded in 2008 related to earlier years.

General and administrative expenses decreased $0.2 million, or 0.3%, to $62.1 million (3.3% of net revenues) for the year ended December 31, 2009 from $62.3 million (3.4% of net revenues) for the year ended December 31, 2008. The decrease was due to cost reductions in professional and consultant fees and benefits expenses.

Other operating costs increased $11.5 million, or 2.7%, to $435.8 million (23.2% of net revenues) for the year ended December 31, 2009 from $424.3 million (23.3% of net revenues) for the year ended December 31, 2008. The increase in other operating costs was principally composed of (1) cost increases relating to pharmaceutical, therapy and other ancillary services, which in turn were driven by increased patient needs, coupled with (2) increases in utilities and provider and real estate taxes.

Center rent expense decreased $0.5 million, or 1.0%, to $73.1 million (3.9% of net revenues) for the year ended December 31, 2009 from $73.6 million (4.0% of net revenues) for the year ended December 31, 2008. The decrease was due to reduced rent for a previously leased center that was purchased in the first quarter of 2009.

Depreciation and amortization increased $5.1 million, or 12.6%, to $45.5 million (2.4% of net revenues) for the year ended December 31, 2009 from $40.4 million (2.2% of net revenues) for the year ended December 31, 2008. The increase was primarily attributable to the purchase of previously leased centers and additional capital expenditures incurred for center and information systems improvements in 2009.

The provision for losses on accounts receivable increased $7.1 million, or 50.4%, to $21.2 million (1.1% of net revenues) for the year ended December 31, 2009 from $14.1 million (0.8% of net revenues) for the year ended December 31, 2008. The increase was principally driven by lower recoveries of inpatient services bad debt and continued deterioration in the aging of uncollected accounts, which are primarily private payor accounts.

Net interest expense decreased $5.3 million, or 9.7%, to $49.3 million (2.6% of net revenues) for the year ended December 31, 2009 from $54.6 million (3.0% of net revenues) for the year ended December 31, 2008, principally due to lower interest rates on variable rate indebtedness coupled with reduced debt balances.

There is a provision for income taxes of $29.6 million for the year ended December 31, 2009, compared to an income tax benefit of $47.3 million for the year ended December 31, 2008. The 2008 benefit amount included a $70.5 million benefit from the reversal of a portion of the valuation allowance on Sun’s net deferred tax assets offset by a provision from operations and other adjustments totaling $23.2 million. Sun’s valuation allowance on its net deferred tax assets decreased $6.7 million during the year ended December 31, 2009 due to the write-off of deferred tax assets for certain state net operating loss carryforwards that were fully reserved. No portion of the $6.7 million reduction in Sun’s valuation allowance in 2009 affected its provision for income taxes.

Sun’s Adjusted EBITDA increased $7.6 million, or 4.7%, to $168.2 million (8.9% of net revenues) for the year ended December 31, 2009 from $160.6 million (8.8% of net revenues) for the year ended December 31, 2008. The increase was primarily attributable to additional revenues of $58.3 million, offset by additional expenses, primarily operating salaries and benefits ($28.6 million), other operating costs ($11.5 million), provision for losses on accounts receivable ($7.1 million) and self-insurance for workers’ compensation and general and professional liability insurance ($4.1 million), all discussed above. For an explanation of Adjusted EBITDA, including a description of Sun’s uses of, and the limitations associated with, Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, see the disclosure and reconciliation.

Segment information

Sun’s reportable segments are strategic business units that provide different products and services. They are managed separately because each business has different marketing strategies due to differences in types of customers, distribution channels and capital resource needs.

The following table sets forth the amount and percentage of certain elements of total net revenues for the years ended December 31 (dollars in thousands):

	2009		2008		2007
Inpatient Services	$1,675,775	89.1%	$1,616,059	88.6%	$1,367,398	87.8%
Rehabilitation Therapy Services	179,532	9.5	150,475	8.3	127,056	8.2
Medical Staffing Services	102,554	5.4	120,410	6.6	111,232	7.1
Corporate	34	0.0	37	0.0	77	0.0
Intersegment eliminations	(76,096)	(4.0)	(63,478)	(3.5)	(48,007)	(3.1)

Total net revenues	$1,881,799	100.0%	$1,823,503	100.0%	$1,557,756	100.0%

Inpatient services revenues for long-term care, subacute care and assisted living services include revenues billed to patients or third-party payors for therapy and medical staffing services provided by Sun’s affiliated operations. The following table sets forth a summary of the intersegment revenues for the years ended December 31 (in thousands):

	2009	2008	2007
Rehabilitation Therapy Services	$74,166	$60,856	$44,857
Medical Staffing Services	1,930	2,622	3,150

Total affiliated revenues	$76,096	$63,478	$48,007

Sun evaluates the operational strengths and performance of each segment based on financial measures, including net segment income. Net segment income is defined as earnings before loss (gain) on sale of assets, net, restructuring costs, income tax benefit and discontinued operations. Net segment income for the year ended December 31, 2009 for Sun’s (1) Inpatient Services segment increased $1.8 million, or 1.2%, to $156.1 million; (2) Rehabilitation Therapy Services segment increased $2.6 million, or 30.6%, to $11.1 million; and (3) Medical Staffing Services segment decreased $1.1 million, or 11.3%, to $8.6 million due to the factors which are discussed below for each segment. Sun uses the measure of net segment income to help identify opportunities for improvement and assist in allocating resources to each segment. The following table sets forth the amount of net segment income for the years ended December 31 (in thousands):

	2009	2008	2007
Inpatient Services	$156,088	$154,281	$132,435
Rehabilitation Therapy Services	11,112	8,462	7,753
Medical Staffing Services	8,610	9,690	8,221

Net segment income before Corporate	175,810	172,433	148,409
Corporate	(102,368)	(106,833)	(102,033)

Net segment income	$73,442	$65,600	$46,376

Inpatient Services. Net revenues increased $59.7 million, or 3.7%, to $1,675.8 million for the year ended December 31, 2009 from $1,616.1 million for the year ended December 31, 2008. The increase in net revenues was primarily the result of:

•	an increase of $35.7 million in Medicare revenues driven by increases in Medicare Part A rates and Medicare Part B revenues, which drove $31.6 million and $4.1 million of the increase, respectively;

•	a $9.4 million increase in managed and commercial insurance revenues driven by a higher customer base and higher rates, which caused $4.1 million and $5.3 million of the increase, respectively;

•	an increase of $24.3 million in Medicaid revenues, driven by increases in rates and customer base, which drove $21.2 million and $3.1 million of the increase, respectively;

•	a $8.9 million increase in revenues from private sources due to higher rates;

•	an increase of $15.2 million in hospice revenues due to an acquisition, which contributed $4.4 million of the increase, and internal growth; and

•	an increase of $0.8 million in other revenue including veterans and other various inpatient services;

offset by

•	a $20.3 million decrease in Medicare revenues due to a lower customer base; and

•	a $14.3 million decrease in private revenues also due to a lower customer base.

Operating salaries and benefits expenses, excluding workers’ compensation insurance costs, increased $17.2 million, or 2.1%, to $835.0 million for the year ended December 31, 2009 from $817.8 million for the year ended December 31, 2008. The increase was primarily due to:

•	increases in compensation and related benefits and taxes of $25.1 million to remain competitive in local markets;

offset by

•	a decrease of $7.9 million in overtime expenses.

Self-insurance for workers’ compensation and general and professional liability insurance increased $4.3 million, or 7.7%, to $59.8 million for the year ended December 31, 2009 as compared to $55.5 million for the year ended December 31, 2008. The increase was attributable to a $6.1 million increase in general and professional liability insurance costs offset by a $1.8 million decrease in workers’ compensation costs. The increase in general and professional liability costs was a result of increased claims costs related to prior years. The decrease in workers’ compensation costs resulted from costs recorded in 2008 from changes in estimates related to earlier years.

Other operating costs increased $25.7 million, or 6.2%, to $437.6 million for the year ended December 31, 2009, from $411.9 million for the year ended December 31, 2008. The increase was primarily due to:

•	a $15.1 million increase in costs for therapy, pharmacy and medical supplies attributable to higher acuity, which was driven in part by the number of new Rehab Recovery Suites;

•	a $12.0 million increase in taxes (primarily provider taxes and real estate taxes);

•	a $4.4 million increase in purchased services, of which a majority of the increase was in operating service contracts and software maintenance;

•	a $1.0 million increase in legal fees; and

•	a $0.5 million increase in acquisition transaction costs related to a hospice acquisition;

offset by

•	a $2.5 million decrease in contract nursing labor due to lower volume and improved labor management;

•	a $1.2 million decrease in equipment rental;

•	a $1.2 million increase in vendor discounts and rebates;

•	a $1.2 million decrease in recruiting expenses;

•	a $1.1 million decrease in civil monetary penalties; and

•	a $0.1 million decrease in travel and vehicle expenses.

General and administrative expenses decreased $0.2 million, or 0.5%, to $41.2 million for the year ended December 31, 2009 from $41.4 million for the year ended December 31, 2008.

The provision for losses on accounts receivable increased $7.4 million, or 55.6%, to $20.7 million for the year ended December 31, 2009, from $13.3 million for the year ended December 31, 2008. The increase is due to increased credit risk associated with slower cash collections.

Center rent expense for the year ended December 31, 2009 decreased $0.5 million, or 0.7%, to $71.7 million, compared to $72.2 million for the year ended December 31, 2008. The decrease was attributable to the purchase of previously leased centers.

Depreciation and amortization increased $5.3 million, or 14.7%, to $41.3 million for the year ended December 31, 2009, from $36.0 million for the year ended December 31, 2008. The increase was attributable to additional depreciation expense due to the purchase of previously leased centers and for property and equipment acquired during the period.

Net interest expense for the year ended December 31, 2009 was $12.2 million as compared to $13.6 million for the year ended December 31, 2008. The decrease of $1.5 million was a result of lower borrowing costs and lower aggregate borrowings.

Rehabilitation Therapy Services. Total revenues increased $29.0 million, or 19.3%, to $179.5 million for the year ended December 31, 2009, from $150.5 million for the year ended December 31, 2008. Of the $29.0 million increase in total revenues, affiliated revenues increased $13.3 million; nonaffiliated revenues increased $14.8 million and other revenue increased $0.9 million. The addition of nine affiliated contracts, coupled by a rate increase and service volume growth in Sun’s affiliated book of business, drove the affiliated revenue increase. The increase in nonaffiliated revenues was due primarily to new contracts (net positive change in contract count), rate increases in existing business and growth in dysphagia and management services business lines.

Operating salaries and benefits expenses, excluding workers’ compensation insurance costs, increased $25.5 million, or 20.4%, to $150.3 million for the year ended December 31, 2009 from $124.8 million for the year ended December 31, 2008. The increase was primarily due to service volume growth and an average increase of 4.18% in therapy wage rates. These increases were compounded by an increase in health insurance costs of $1.5 million.

Other operating costs, including contract labor expenses, increased $0.5 million, or 7.0%, to $7.6 million for the year ended December 31, 2009 from $7.1 million for the year ended December 31, 2008. The increase was primarily due to increased administrative expenses and other direct contract expenses resulting from the increased business volume.

Provision for losses on accounts receivable increased $0.3 million to an expense of $0.5 million for the year ended December 31, 2009 from an expense of $0.2 million for the year ended December 31, 2008. The increase was due to the aging of uncollected accounts and a higher reserve percentage for Sun’s oldest rehab agency accounts.

Medical Staffing Services. Total revenues from Medical Staffing Services decreased $17.8 million, or 14.8%, to $102.6 million for the year ended December 31, 2009 from $120.4 million for the year ended December 31, 2008. The decrease in revenues was primarily the result of:

•	a $11.2 million decrease in the nurse staffing business;

•	a $5.4 million decrease in staffing other medical professionals due to a decline in hours; and

•	a $2.4 million decrease due to nursing offices permanently closed in 2008;

offset by

•	an increase in Locum Tenens (physician placement) business of $1.2 million.

Operating salaries and benefits expenses, excluding workers’ compensation insurance costs, decreased $14.0 million, or 16.2%, to $72.3 million for the year ended December 31, 2009 from $86.3 million for the year ended December 31, 2008. The $14.0 million decrease was primarily driven by the decline in revenue.

Other operating costs decreased $1.9 million, or 10.8%, to $15.7 million for the year ended December 31, 2009 from $17.6 million for the year ended December 31, 2008. The decrease was primarily attributable to a decline in hours associated with the decline in revenue.

Provision for losses on accounts receivable decreased $0.5 million, or 83.3%, to $0.1 million for the year ended December 31, 2009 from $0.6 million for the year ended December 31, 2008 due primarily to the recovery of large accounts that were reserved in prior years and to strong ongoing collections efforts.

Corporate. General and administrative costs not directly attributed to operating segments decreased $0.2 million, or 0.3%, to $62.1 million for the year ended December 31, 2009 from $62.3 million for the year ended December 31, 2008.

As Sun has focused on reducing costs and maximizing occupancy, Sun has evaluated certain restructuring activities in operations and administrative functions. During the year ended December 31, 2009, Sun incurred $1.3 million of restructuring costs. The costs consisted primarily of severance benefits resulting from reductions of administrative staff.

Interest expense

Net interest expense not directly attributed to operating segments decreased $3.9 million, or 9.4%, to $37.1 million for the year ended December 31, 2009 from $41.0 million for the year ended December 31, 2008. The decrease was principally due to lower interest rates on variable rate indebtedness coupled with reduced debt balances.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Total net revenue increased $265.7 million, or 17.1%, to $1,823.5 million for the year ended December 31, 2008 from $1,557.8 million for the year ended December 31, 2007. The increase in revenue was principally the result of the $248.6 million increase in revenue from Sun’s Inpatient Services segment, $183.9 million of which was incremental revenue related to the Harborside acquisition. The remainder of the increase in revenue in 2008 resulted from (1) a $9.7 million increase in revenue from Sun’s Medical Staffing segment, and (2) a $7.4 million increase in revenue from Sun’s Rehabilitation Therapy segment.

Operating salaries and benefits expense increased $140.9 million, or 15.9%, to $1,029.0 million (56.4% of net revenues) for the year ended December 31, 2008 from $888.1 million (56.9% of net revenues) for the year ended December 31, 2007. Approximately $102.5 million of the increase were incremental costs from the Harborside acquisition. The remaining $38.4 million of the increase principally resulted from wage rate increases.

Self-insurance for workers’ compensation and general and professional liability insurance increased $15.2 million, or 34.2%, to $59.7 million (3.3% of net revenues) for the year ended December 31, 2008 from $44.5 million (2.9% of net revenues) for the year ended December 31, 2007. Incremental self-insurance costs related to acquisitions totaled $7.3 million. Additionally, self-insurance expense increased by $0.9 million due to increased claims and administrative costs.

General and administrative expenses decreased $2.5 million, or 3.9%, to $62.3 million (3.4% of net revenues) for the year ended December 31, 2008 from $64.8 million (4.2% of net revenues) for the year ended December 31, 2007. Incremental cost savings resulting from the integration of the Harborside acquisition contributed approximately $4.1 million of the decrease primarily related to salaries, contract labor, insurance and other administrative expenses. These cost savings were offset by an increase of $1.6 million in stock-based compensation expense.

Other operating costs increased $65.3 million, or 18.2%, to $424.3 million (23.3% of net revenues) for the year ended December 31, 2008 from $359.0 million (23.0% of net revenues) for the year ended December 31, 2007. Incremental other operating costs resulting from the Harborside acquisition totaled $41.2 million. The remaining $24.1 million of the increase in other operating costs was principally composed of (1) cost increases relating to pharmaceutical, therapy and other ancillary services, which in turn were driven by Sun’s increased revenue, coupled with (2) increases in utilities and provider and real estate taxes.

Center rent expense increased $3.2 million, or 4.5%, to $73.6 million (4.0% of net revenues) for the year ended December 31, 2008 from $70.4 million (4.5% of net revenues) for the year ended December 31, 2007. Incremental rent expense, primarily resulting from the Harborside acquisition, contributed $1.4 million of the increase. The remaining increase of $1.9 million was due to normally scheduled contingency-based rent increases.

Depreciation and amortization increased $9.2 million, or 29.5%, to $40.4 million (2.2% of net revenues) for the year ended December 31, 2008 from $31.2 million (2.0% of net revenues) for the year ended December 31, 2007. The increase was primarily attributable to $5.0 million of depreciation related to the Harborside acquisition. The remaining increase of $4.2 million was due primarily to additional capital expenditures incurred for center and information systems improvements in 2008.

The provision for losses on accounts receivable increased $5.1 million, or 56.7%, to $14.1 million (0.8% of net revenues) for the year ended December 31, 2008 from $9.0 million (0.6% of net revenues) for the year ended December 31, 2007. The addition of Harborside contributed $1.1 million of the increase, with the remaining increase principally driven by lower recoveries of inpatient services bad debt than in 2007 and deterioration in the aging of uncollected accounts.

Interest expense increased $10.3 million, or 23.3%, to $54.6 million (3.0% of net revenues) for the year ended December 31, 2008 from $44.3 million (2.8% of net revenues) for the year ended December 31, 2007, principally due to the indebtedness Sun incurred and assumed in the Harborside acquisition.

The benefit for income taxes increased to $47.3 million for the year ended December 31, 2008 from a benefit of $10.9 million for the year ended December 31, 2007. The $36.4 million increase includes an increased benefit of $41.6 million from the reversal of a portion of the valuation allowance on Sun’s net deferred tax assets, offset by an increased provision of $5.2 million related to pre-tax income.

The $98.6 million net decrease in the valuation allowance includes a $13.9 million increase related to additional deferred tax assets primarily from Sun’s pre-emergence period, offset by a $112.5 million decrease due to sufficient positive evidence regarding the generation of future taxable income to allow for the recognition of deferred tax assets under GAAP.

Sun believes that it is still necessary to have a valuation allowance on a portion of its net deferred tax assets. However, if Sun determines that sufficient positive evidence exists in future periods to enable it to reverse part or all of the valuation allowance of $34.3 million that remains as of December 31, 2008, such reversal would reduce the provision for income taxes.

Sun’s Adjusted EBITDA increased $38.7 million, or 31.7%, to $160.6 million (8.8% of net revenues) for the year ended December 31, 2008 from $121.9 million (7.8% of net revenues) for the year ended December 31, 2007. The increase was primarily attributable to additional revenues of $265.7 million, offset by additional expenses primarily in operating salaries and benefits ($140.9 million), other operating costs ($65.3 million), provision for losses on accounts receivable ($5.1 million) and self-insurance for workers’ compensation and general and professional liability insurance ($15.2 million), all discussed above. For an explanation of Adjusted EBITDA, including a description of Sun’s uses of, and the limitations associated with, Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, see the disclosure and reconciliation.

Segment information

Net segment income for the year ended December 31, 2008 for Sun’s (1) Inpatient Services segment increased $21.9 million, or 16.5%, to $154.3 million; (2) Rehabilitation Therapy services segment increased $0.7 million, or 9.0%, to $8.5 million; and (3) Medical Staffing services segment increased $1.5 million, or 18.3%, to $9.7 million due to the factors which are discussed below for each segment. Sun uses the measure of net segment income to help identify opportunities for improvement and assist in allocating resources to each segment.

Inpatient Services. Net revenues increased $248.7 million, or 18.2%, to $1,616.1 million for the year ended December 31, 2008 from $1,367.4 million for the year ended December 31, 2007. The addition of Harborside contributed $166.8 million of the increase in net revenues. The remaining increase of $81.9 million in net revenues on a same store basis was primarily the result of:

•

an increase of $38.7 million in Medicare revenues driven by increases in Medicare Part A rates, Sun’s Medicare customer base and Medicare Part B revenues, which drove $31.5 million, $5.1 million and $2.1 million of the increase, respectively;

•	a $25.2 million increase in managed and commercial insurance revenues driven by a higher customer base and higher rates, which caused $18.2 million and $7.0 million of the increase, respectively;

•	an increase of $23.2 million in Medicaid revenues, primarily due to improved rates;

•	a $7.3 million increase in revenues from private sources due to higher rates;

•	an increase of $7.0 million in hospice revenues due to an acquisition and internal growth; and

•	an increase of $2.1 million in other revenue including veterans and other various inpatient services;

offset by

•	a $17.9 million decrease in Medicaid revenues due to a lower customer base; and

•	a $3.7 million decrease in private revenues also due to a lower customer base.

Operating salaries and benefits expenses, excluding workers’ compensation insurance costs, increased $121.3 million, or 17.4%, to $817.8 million for the year ended December 31, 2008 from $696.5 million for the year ended December 31, 2007. Approximately $90.7 million of the increase was due to the addition of Harborside. The remaining increase of $30.6 million on a same store basis was primarily due to:

•	increases in compensation and related benefits and taxes of $32.9 million to remain competitive in local markets;

offset by

•	a decrease of $2.1 million in overtime expenses.

Self-insurance for workers’ compensation and general and professional liability insurance increased $14.9 million, or 36.7%, to $55.5 million for the year ended December 31, 2008 as compared to $40.6 million for the year ended December 31, 2007. The addition of Harborside contributed $4.7 million of the increase. The remaining $10.2 million increase was attributable to a $3.4 million increase in general and professional liability insurance costs and a $6.8 million increase in workers’ compensation costs. Both of these increases were related to a combination of higher claim costs in 2008 combined with the impact of prior year insurance reserve releases recorded in 2007 which did not repeat in 2008.

Other operating costs increased $62.4 million, or 17.9%, to $411.9 million for the year ended December 31, 2008, from $349.5 million for the year ended December 31, 2007. Excluding the impact of Harborside, which contributed $39.3 million of the increase, the remaining $23.1 million increase on a same store basis was primarily due to:

•

a $19.0 million increase in therapy, pharmacy, medical supplies and equipment rental expense attributable to the increase in Sun’s skilled patient mix as well an increase in the number of new Rehab Recovery Suites coming on line;

•	a $3.4 million increase in utility expense primarily due to higher electricity, gas and oil and garbage collection costs;

•	a $2.7 million increase in education and training expense related to new clinical programs and processes;

•	a $2.5 million increase in purchased services of which a majority of the increase was in service contracts; and

•	a $1.4 million decrease in vendor discounts and rebates;

offset by

•	a $3.4 million decrease in contract nursing labor; and

•	a $2.5 million decrease in taxes (primarily provider taxes and real estate taxes).

General and administrative expenses increased $9.4 million, or 29.4%, to $41.4 million for the year ended December 31, 2008 from $32.0 million for the year ended December 31, 2007. The addition of the Harborside operations contributed $3.2 million of the increase with the remaining $6.2 million increase due to higher salaries and benefits, travel costs, utilities and office leases.

The provision for losses on accounts receivable increased $3.8 million, or 40.0%, to $13.3 million for the year ended December 31, 2008, from $9.5 million for the year ended December 31, 2007. The addition of Harborside contributed $1.1 million of the increase. The remaining $2.7 million of the increase is due to lower recoveries of bad debt. In 2007, Sun recovered $2.3 million of bad debt related to centers acquired in 2005.

Center rent expense for the year ended December 31, 2008 increased $2.9 million, or 4.2%, to $72.2 million, compared to $69.3 million for the year ended December 31, 2007. The addition of Harborside accounted for $4.7 million of additional rent expense, which was offset by a $1.8 million decrease in same store rent due to conversions of leased centers to owned.

Depreciation and amortization increased $10.0 million, or 38.5%, to $36.0 million for the year ended December 31, 2008, from $26.0 million for the year ended December 31, 2007. The addition of the Harborside centers accounted for $4.5 million of the increase. The remaining increase of $5.5 million was primarily due to the purchase of previously leased centers and capital expenditures incurred for center improvements in 2008.

Net interest expense for the year ended December 31, 2008 was $13.7 million as compared to $11.5 million for the year ended December 31, 2007. The increase of $2.2 million was primarily due to debt incurred and assumed in the Harborside acquisition and debt incurred to purchase leased centers.

Rehabilitation Therapy Services. Total revenues increased $23.4 million, or 18.4%, to $150.5 million for the year ended December 31, 2008, from $127.1 million for the year ended December 31, 2007. Of the $23.4 million increase in total revenues, affiliated revenues increased $16.0 million; nonaffiliated revenues increased $7.0 million and other revenue increased $0.4 million. The addition of 18 affiliated contracts in Kentucky, gained by way of a 2007 acquisition, drove $8.9 million of the affiliated revenue increase. The addition of 13 affiliated contracts in Oklahoma, Idaho, and Montana, gained by way of a 2005 acquisition and transitioned to SunDance operations in 2008, drove $4.4 million of the affiliated revenue increase. Service volume growth drove the remainder of the increase in affiliated revenues. The increase in nonaffiliated revenues was due primarily to new contracts (net positive change in contract count), rate increases in existing business and growth of an emerging business segment.

Operating salaries and benefits expenses, excluding workers’ compensation insurance costs, increased $18.6 million, or 17.5%, to $124.8 million for the year ended December 31, 2008 from $106.2 million for the year ended December 31, 2007. The increase was primarily due to service volume growth discussed above and an average increase of 4.4% in therapy wage rates. These increases were compounded by an increase in health insurance costs of $1.3 million.

Self-insurance for workers’ compensation and general and professional liability expenses increased $0.3 million, or 16.7%, to $2.1 million for the year ended December 31, 2008, from $1.8 million for the year ended December 31, 2007. The increase was due to an increase in workers’ compensation claims expense.

General and administrative expenses increased $1.8 million, or 36.0%, to $6.8 million for the year ended December 31, 2008 from $5.0 million for the year ended December 31, 2007. The increase was the result of additional personnel and contracted services necessary to support the overall increased business volume.

Other operating costs, including contract labor expenses, increased $0.8 million, or 12.7%, to $7.1 million for the year ended December 31, 2008 from $6.3 million for the year ended December 31, 2007. The increase was primarily due to increased contract labor and other direct contract expenses in relation to the 2007 and 2005 acquisitions discussed above.

Provision for losses on accounts receivable increased $0.9 million to an expense of $0.2 million for the year ended December 31, 2008 from an adjustment of ($0.7) million for the year ended December 31, 2007. The increase was due to the aging of uncollected accounts.

Depreciation expense remained flat at $0.5 million each for the years ended December 31, 2008 and 2007.

Medical Staffing Services. Total revenues from Medical Staffing Services increased $9.2 million, or 8.3%, to $120.4 million for the year ended December 31, 2008 from $111.2 million for the year ended December 31, 2007. The increase in revenues was primarily the result of:

•	an increase in Locum Tenens (physician placement) business of $4.3 million;

•	$3.8 million attributable to an increase of approximately 65,359 billable hours (a 3.9% increase in billable hours);

•	$2.5 million resulting from the acquisition of a medical staffing company in the Harborside acquisition in 2007; and

•	$0.9 million attributable to a bill rate increase of 1.0%;

offset by

•	a $2.3 million decrease due to nursing offices permanently closed in 2007.

Operating salaries and benefits expenses, excluding workers’ compensation insurance costs, increased $0.9 million, or 1.1%, to $86.3 million for the year ended December 31, 2008 from $85.4 million for the year ended December 31, 2007. The $0.9 million increase was primarily driven by acquisition mentioned above.

Other operating costs increased $6.4 million, or 57.1%, to $17.6 million for the year ended December 31, 2008 from $11.2 million for the year ended December 31, 2007. The increase was primarily attributable to a $3.1 million increase in physician placement fees related to Locum Tenens, a $2.9 million increase in various administrative expenses related to travel and meal stipends and a $0.4 million increase for professional fees related to third-party vendors.

Self-insurance for workers’ compensation and general and professional liability expenses decreased $0.2 million, or 11.8%, to $1.5 million for the year ended December 31, 2008 from $1.7 million for the year ended December 31, 2007 due to a decrease in workers’ compensation claims expense.

Provision for loss increased $0.5 million to $0.6 million for the year ended December 31, 2008 from $0.1 million for the year ended December 31, 2007 due to an increase in non-payment and slow payments by customers.

Corporate. General and administrative costs not directly attributed to operating segments decreased $2.5 million, or 3.9%, to $62.3 million for the year ended December 31, 2008 from $64.8 million for the year ended December 31, 2007. The decrease was primarily due to declining consulting fees, lobbying and political expenses and office lease expenses.

Interest expense

Net interest expense not directly attributed to operating segments increased $8.2 million, or 25.0%, to $41.0 million for the year ended December 31, 2008 from $32.8 million for the year ended December 31, 2007. The increase was primarily due to debt incurred and assumed in the Harborside acquisition.

Liquidity and Capital Resources

In August 2010, Sun completed an equity offering of 30,762,500 shares of common stock at a public offering price of $7.75 per share, resulting in gross proceeds of $238.4 million ($224.8 million after deducting the underwriting discounts and commissions and other professional fees). The net proceeds from this equity offering and cash on hand were used to repay $225.0 million of the outstanding term loans under Sun’s existing credit facility.

For the six months ended June 30, 2010, Sun’s net income was $20.2 million. As of June 30, 2010, Sun’s working capital was $149.2 million and Sun had cash and cash equivalents of $107.0 million and $663.6 million in borrowings.

For the year ended and as of December 31, 2009, Sun’s net income was $38.7 million and its working capital was $175.6 million. As of December 31, 2009, Sun had cash and cash equivalents of $104.5 million, $50.0 million available on its revolving credit facility and $700.5 million in borrowings.

On June 30, 2010, Sun amended its credit agreement, described below under “Loan Agreements.” One of the changes effected by the amendment was a $25.0 million decrease in Sun’s letter of credit facility, and the consequent use of Sun’s revolving credit facility for $24.7 million of undrawn letters of credit. Accordingly, $25.3 million is available for drawing under Sun’s revolving credit facility at June 30, 2010. As of June 30, 2010, Sun was in compliance with the covenants contained in the credit agreement governing the revolving credit facility and Sun’s term loan indebtedness, and the indenture governing its 9.125% Senior Subordinated Notes due 2015 (the “Senior Subordinated Notes”).

Prior to completion of the Separation, New Sun anticipates entering into a $285.0 million credit agreement. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit) that is expected to be undrawn at the time of the Separation. The proceeds of the term loans will be used to repay the outstanding term loans under Sun’s existing facility and for acquisitions or other working capital and general corporate purposes. The facility is expected to include a right of New Sun to request incremental commitments from the lender to make additional term loans. The revolving credit facility is intended to be used by New Sun for acquisitions or other working capital and general corporate purposes. The actual amount of indebtedness to be incurred by New Sun at the time of the Separation, including the amount of the term loans to be incurred by New Sun and the amount of the revolving credit facility expected to be drawn down by New Sun at the time of the Separation, will depend on market conditions; however, New Sun does not expect to incur debt in excess of the term loans and funded letter of credit facility at the time of the Separation. New Sun may incur less debt if market conditions are such that it is not able to obtain these anticipated amounts on terms acceptable to New Sun. Based on Sun’s cash and debt position at June 30, 2010 (and after giving effect to Sun’s August 2010 equity offering and use of the net proceeds from the equity offering to repay a portion of Sun’s term loans) and assuming that Sabra is able to obtain $225.0 million of debt financing (see “Description of Material Indebtedness”), New Sun would need to incur at least $64.2 of indebtedness in order for Sun to (i) repay the Senior Subordinated Notes, (ii) repay the outstanding term loans under Sun’s existing credit facility, (iii) fund an initial cash position for New Sun of $40.0 million, which reflects an amount determined by New Sun to be an appropriate minimum cash balance for New Sun at the time of the Separation, and (iv) fund an initial cash position for Sabra of $10.0 million, which reflects an amount determined by Sabra to be an appropriate minimum cash balance for Sabra at the time of the REIT Conversion Merger. If New Sun obtains $150 million in term loans and Sabra obtains $225 million of debt financing, then the additional proceeds (i.e. in excess of the $64.2 million minimum proceeds reflected in the immediately preceding sentence) would be used to fund higher initial cash balances at each of New Sun and Sabra reflected in the pro forma balance sheets included herein (see “New Sun Unaudited Pro Forma Consolidated Financial Statements” and “Sabra Unaudited Pro Forma Consolidated Financial Statements”). See “—Loan Agreements” below for a further description of the credit agreement New Sun anticipates entering into prior to completion of the Separation.

The Senior Subordinated Notes and the outstanding term loans under Sun’s credit agreement will be repaid prior to completion of the Separation from indebtedness to be incurred by New Sun under the credit agreement, the net proceeds of indebtedness to be incurred by Sabra prior to completion of the Separation, and Sun’s cash on hand.

Based on current levels of operations, Sun believes that its operating cash flows, existing cash reserves and availability for borrowing under its revolving credit facility will provide sufficient funds for its operations, anticipated capital expenditures (both discretionary and nondiscretionary) as discussed under “—Capital expenditures,” anticipated scheduled debt service payments and other anticipated commitments described in the table under “—Obligations and Commitments” at least through the next twelve months. New Sun’s liquidity needs for the twelve months following the Separation are expected to be satisfied by these same sources, including a $60.0 million revolving credit facility that is expected to provide borrowing capacity for unusual or unexpected liquidity needs. Although, in connection with its proposed credit facility, New Sun expects to be subject to restrictions on its ability to incur indebtedness, it is expected that New Sun will be able to refinance its indebtedness or incur additional indebtedness, if needed. However, there can be no assurance that New Sun will be able to refinance its indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing debt or equity securities, on terms that are acceptable to New Sun or at all.

In April 2009, Sun purchased a leased center in Oklahoma that it operated but did not own. The purchase price of $3.3 million was funded through available cash. In October 2009, Sun acquired all the capital stock of a hospice provider for approximately $16.1 million, which was funded with available cash.

Cash flows

During the six months ended June 30, 2010, net cash provided by operating activities increased by $17.1 million as compared to the same period last year. In spite of decreased net income of $0.1 million, the increase in cash flows from operating activities was the result of (i) Sun’s six-month-over-six-month increase in working capital changes of $14.6 million, driven by changes in accounts receivable, including a $3.8 million impact of additional efforts made to collect Medicare bad debt claims and accounts payable and (ii) a $2.7 million increase in non-cash adjustments to net income, principally related to depreciation and amortization.

During the year ended December 31, 2009, net cash provided by operating activities increased by $21.1 million as compared to last year. This increase was the result of (i) Sun’s year-over-year decrease in net income of $70.6 million, (ii) its year-over-year increase in working capital changes of $5.5 million due to timing differences and (iii) an $86.2 million increase in non-cash adjustments to net income, principally related to depreciation and amortization expenses, the provision for losses on accounts receivable and recognition of deferred taxes.

Net cash used for investing activities of $27.7 million for the six months ended June 30, 2010 was for capital expenditures.

Net cash used for investing activities of $70.3 million for the year ended December 31, 2009 is composed of (i) $54.3 million used for capital expenditures, (ii) $3.3 million used to purchase previously leased real estate, (iii) $2.2 million in proceeds from the sale of assets held for sale and (iv) $14.9 million used for acquisitions net of $0.6 million of cash acquired.

Net cash used for financing activities of $39.1 million for the six months ended June 30, 2010 is comprised of (i) $37.0 million used to repay long-term debt and capital lease obligations and (ii) $2.1 million paid to a non-controlling interest.

Net cash used for financing activities of $26.2 million for the year ended December 31, 2009 is composed of (i) $20.8 million provided by long-term borrowings, (ii) $46.2 million used to repay long-term debt and capital lease obligations, (iii) $0.9 million used for distributions of to noncontrolling interest and (iv) $0.1 million in proceeds from the issuance of common stock.

During the year ended December 31, 2008, net cash provided by operating activities increased by $4.0 million as compared to the prior year. This increase was the result of (i) Sun’s year-over-year increase in net income of $51.8 million, (ii) its year-over-year decrease in working capital changes of $32.4 million and (iii) a $15.4 million decrease in non-cash adjustments to net income, principally related to depreciation and amortization expenses, the provision for losses on accounts receivable, recognition of deferred taxes and a non-recurring loss on the extinguishment of debt.

Loan Agreements

In April 2007, Sun issued $200.0 million aggregate principal amount of Senior Subordinated Notes, which mature on April 15, 2015. Sun is entitled to redeem some or all of the Senior Subordinated Notes at any time on or after April 15, 2011 at certain pre-specified redemption prices. In addition, prior to April 15, 2011, Sun may redeem some or all of the Senior Subordinated Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus a “make whole” premium. The Senior Subordinated Notes accrue interest at an annual rate of 9-1/8% and pay interest semi-annually on April 15 and October 15 of each year through the April 15, 2015 maturity date. The Senior Subordinated Notes are unconditionally guaranteed on a senior subordinated basis by certain of Sun’s subsidiaries but are not secured by any of its assets or those of its subsidiaries. (See Note 16—“Summarized Consolidating Information” to Sun’s consolidated financial statements included in Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009). In connection with the Separation and REIT Conversion, Sun expects to repay the Senior Subordinated Notes in full.

In April 2007, Sun entered into a $485.0 million senior secured credit facility with a syndicate of financial institutions led by Credit Suisse as the administrative agent and collateral agent (as amended in June 2010, the “Credit Agreement”) in connection with an acquisition (see Note 6—“Acquisitions” to Sun’s consolidated financial statements included in Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009). The June 2010 amendment increased the permitted amount of expenditures for acquisitions, modified certain financial covenants, decreased Sun’s letter of credit facility by $25.0 million and increased interest rates (as stated below). The Credit Agreement provides for $365.0 million in term loans (of which $308.6 million was outstanding as of June 30, 2010), a $50.0 million revolving credit facility ($24.7 million utilized for letters of credit, but otherwise undrawn at June 30, 2010) and a $45.0 million letter of credit facility ($45.0 million outstanding at June 30, 2010). The net proceeds from Sun’s August 2010 equity offering and cash on hand were used to repay $225.0 million of the term loans. The final maturity date of the term loans is April 19, 2014, and the revolving credit facility and letter of credit facility terminate on April 19, 2013. Availability of amounts under the revolving credit facility is subject to compliance with financial covenants, including an interest coverage test, a total leverage covenant and a senior leverage covenant. Sun was in compliance with these covenants as of June 30, 2010. The Credit Agreement contains customary events of default, such as Sun’s failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a change of control (as defined in the Credit Agreement). The Credit Agreement also contains customary covenants restricting certain actions, including incurrence of indebtedness, liens, payment of dividends, repurchase of stock, acquisitions and dispositions, mergers and investments. The Credit Agreement is collateralized by Sun’s assets and the assets of most of its subsidiaries.

Amounts borrowed under the term loan facility are due in quarterly installments of 0.25% of the aggregate principal amount of the term loans under the term loan facility outstanding as of January 15, 2008, with the remaining principal amount due on the maturity date of the term loans. Accrued interest is payable at the end of an interest period, but no less frequently than every three months. The loans under the Credit Agreement bear interest on the outstanding unpaid principal amount at a rate equal to an applicable percentage plus, at Sun’s option, either (a) an alternative base rate determined by reference to the higher of (i) the prime rate announced by

Credit Suisse and (ii) the federal funds rate plus one-half of 1.0%, or (b) the London Interbank Offered Rate (“LIBOR”), adjusted for statutory reserves. The applicable percentage for term loans is 2.0% for alternative base rate loans and 3.0% for LIBOR loans; and the applicable percentage for revolving loans is up to 2.0% for alternative base rate revolving loans and up to 3.0% for LIBOR rate revolving loans based on Sun’s total leverage ratio. The applicable percentages for alternative base rate loans and LIBOR loans will increase by an additional 1.0% on January 1, 2011. Each year, commencing in 2009, within 90 days of the prior fiscal year end, Sun is required to prepay a portion of the term loans in an amount based on the prior year’s excess cash flows, if any, as defined in the Credit Agreement. Pursuant to this requirement, Sun paid $18.9 million and $8.5 million in the six months ended June 30, 2010 and 2009, respectively.

Prior to completion of the Separation, New Sun anticipates entering into a $285.0 million credit agreement. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit) that is expected to be undrawn at the time of the Separation. The proceeds of the term loans will be used to repay the outstanding term loans under Sun’s existing facility and for acquisitions or other working capital and general corporate purposes. The facility is expected to include a right of New Sun to request incremental commitments from the lender to make additional term loans. The revolving credit facility is intended to be used by New Sun for acquisitions or other working capital and general corporate purposes. The actual amount of indebtedness to be incurred by New Sun at the time of the Separation, including the amount of the term loans to be incurred by New Sun and the amount of the revolving credit facility expected to be drawn down by New Sun at the time of the Separation, will depend on market conditions; however, New Sun does not expect to incur debt in excess of the term loans and funded letter of credit facility at the time of the Separation. New Sun may incur less debt if market conditions are such that it is not able to obtain these anticipated amounts on terms acceptable to New Sun. Based on Sun’s cash and debt position at June 30, 2010 (and after giving effect to Sun’s August 2010 equity offering and use of the net proceeds from the equity offering to repay a portion of Sun’s term loans) and assuming that Sabra is able to obtain $225.0 million of debt financing (see “Description of Material Indebtedness”), New Sun would need to incur at least $64.2 million of indebtedness in order for Sun to (i) repay Sun’s 9.125% senior subordinated notes, (ii) repay the outstanding term loans under Sun’s existing credit facility, (iii) fund an initial cash position for New Sun of $40.0 million, which reflects an amount determined by New Sun to be an appropriate minimum cash balance for New Sun at the time of the Separation, and (iv) fund an initial cash position for Sabra of $10.0 million, which reflects an amount determined by Sabra to be an appropriate minimum cash balance for Sabra at the time of the REIT Conversion Merger. If New Sun obtains $150 million in term loans and Sabra obtains $225 million of debt financing, then the additional proceeds (i.e. in excess of the $64.2 million minimum proceeds reflected in the immediately preceding sentence) would be used to fund higher initial cash balances at each of New Sun and Sabra reflected in the pro forma balance sheets included herein (see “New Sun Unaudited Pro Forma Consolidated Financial Statements” and “Sabra Unaudited Pro Forma Consolidated Financial Statements”).

The interest rate for borrowings under the credit agreement has not yet been determined. Based on an assumed interest rate of 6.5% per annum reflected in the pro forma financial information of New Sun included in this proxy statement/prospectus, New Sun’s annual interest expense on the anticipated $150.0 million of term loan indebtedness is expected to be approximately $9.8 million. Based on an assumed interest rate of 5.65% per annum reflected in the pro forma financial information of New Sun included in this proxy statement/prospectus, New Sun’s annual interest expense on the anticipated $75.0 million funded letter of credit facility is expected to be approximately $4.2 million. A one percent increase or decrease in the annual interest rate under the credit agreement would increase or decrease New Sun’s interest expense by approximately $2.3 million annually, assuming outstanding term loan indebtedness of $150.0 million and a funded letter of credit facility of $75.0 million. New Sun’s annual interest expense with respect to borrowings under the credit agreement will also change if the amount that New Sun borrows under the credit agreement changes. An increase or decrease of $10.0 million in the amount of term loans or other borrowings by New Sun under the credit agreement at the time of the Separation will increase or decrease New Sun’s interest expense by approximately $0.7 million annually.

At the time New Sun enters into the credit agreement, New Sun expects to fund the letter of credit facility by borrowing $75 million of additional term loans under the credit agreement, which it will immediately place into a collateral account with the lender. If necessary, letters of credit under this facility will be drawn against the collateral account. New Sun may earn interest on the collateral account, resulting in a net interest rate on the term loan after giving effect to the anticipated interest earnings on the account of 5.65%. For accounting purposes, the $75.0 million letter of credit facility to New Sun and the corresponding cash balance deposited by New Sun into the collateral account to fund the letter of credit facility are netted against each other in the pro forma balance sheet of New Sun as it is anticipated that these amounts will qualify for offsetting treatment in accordance with GAAP.

The maturity of the credit agreement has not yet been determined, although it is expected to range from five to six years. Amounts borrowed under the term loan portion of the credit agreement are expected to be due in regularly scheduled quarterly or annual installments, with the balance due and payable upon maturity of the credit agreement. New Sun anticipates that it will be permitted to terminate the credit agreement at any time without penalty upon payment of all indebtedness outstanding thereunder.

The credit agreement is expected to be secured by substantially all of the assets of New Sun and its subsidiaries (other than assets securing mortgage indebtedness to third parties on certain of the New Sun Retained Properties and certain other assets to be agreed upon) and will be guaranteed by most of New Sun’s subsidiaries.

New Sun anticipates that the credit agreement will contain customary covenants that will include restrictions on its ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures as well as customary events of default. New Sun also anticipates that the credit agreement will require New Sun to comply with specified financial covenants, which may include a maximum leverage ratio and a minimum interest coverage ratio.

The Senior Subordinated Notes and the outstanding term loans under Sun’s credit agreement will be repaid prior to completion of the Separation from indebtedness to be incurred by New Sun under the credit agreement, the net proceeds of indebtedness to be incurred by Sabra prior to completion of the Separation, and Sun’s cash on hand.

Acquisitions

Hospice acquisitions

In October 2009, Sun completed the purchase of a hospice company, which operates four hospice programs in three states in the New England area, for $16.1 million. The purchase price included allocations of $6.3 million for intangible assets, $11.3 million for goodwill, and $1.5 million for net working capital and other assets.

In September 2008, Sun completed the purchase of a hospice company, which operated a hospice program in New Jersey, for $7.7 million. The purchase price included allocations of $3.4 million for intangible assets, $3.7 million for goodwill, and $0.6 million for net working capital.

Harborside

In April 2007, Sun acquired Harborside, a privately-held healthcare company that operated 73 skilled nursing centers, one assisted living center and one independent living center with approximately 9,000 licensed beds in ten states, by purchasing all the outstanding Harborside stock for $349.4 million. In addition to the purchase price, the former stockholders of Harborside are entitled to a distribution of cash in an amount equal to the future tax benefits realized by Sun, if any, from the deductibility of specified employee compensation and unamortized debt costs related to Harborside. Harborside’s results of operations have been included in the consolidated financial statements of Sun since April 1, 2007.

Assets held for sale

Sun had no assets held for sale as of December 31, 2009. During October 2009, Sun transferred operations of an assisted living center in Utah to an outside party. This center has been classified as a discontinued operation.

As of December 31, 2008, assets held for sale consisted of (i) a skilled nursing center with a net carrying amount of $2.8 million, primarily consisting of property and equipment, and (ii) an undeveloped parcel of land valued at

$0.9 million, which was classified in Sun’s Corporate segment. See Note 14—“Segment Information” to Sun’s consolidated financial statements included in Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

During November 2008, Sun transferred operations of a leased skilled nursing center in Utah to an outside party. This center has been classified as a discontinued operation.

During September 2008, Sun reclassified the results of three skilled nursing centers (two of which were leased) to discontinued operations. Sun exercised options to purchase the two centers and simultaneously sold them and the owned location for a net amount of $1.1 million (subject to resolution of certain contingencies). Sun received $0.9 million of cash proceeds in October 2008 and received the remaining $0.2 million of the sales price during the second quarter of 2009. Sun recorded a $0.9 million loss on disposal of these centers.

In June and July 2008, Sun transferred operations of leased skilled nursing centers in Tennessee and Indiana to outside parties. The operations of both centers have been classified as discontinued operations.

On June 30, 2008, Sun sold the operations of two hospitals for $10.1 million (subject to a final working capital reconciliation), which was recorded in other current assets as of June 30, 2008 and received $9.5 million in cash proceeds on July 1, 2008. The remaining $0.6 million of sales price was received during 2009 in conjunction with the final working capital adjustment. A $2.7 million loss on disposal of these operations was recognized in the three months ended June 30, 2008. The lessor of the two hospitals did not fully release Sun from its rent obligation subsequent to the sale. Therefore, in accordance applicable accounting guidance, the $2.7 million loss includes an accrued liability of $6.3 million for continuing costs incurred without economic benefit as of the date of disposal of the operations (i.e., the “cease-use” date).

As a result of June 2008 flooding in the Midwest, an Indiana center was severely damaged and the operation was permanently discontinued. The operating results for the center have been reclassified to discontinued operations, and Sun has recorded a $1.8 million fixed assets impairment charge for the twelve months ended December 31, 2008, due to the damage to the building and contents.

As of December 31, 2007, assets held for sale consisted of (i) a skilled nursing center with a net carrying amount of $0.5 million, primarily consisting of property and equipment, (ii) two hospitals with a net carrying amount of $5.3 million, consisting of $8.5 million in assets, offset in part by $3.2 million in liabilities, and (iii) an undeveloped parcel of land valued at $0.9 million, which is classified in Sun’s Corporate segment in its consolidated financial statements.

During the year ended December 31, 2007, Sun sold its laboratory and radiology operations for $3.2 million. Sun also sold a skilled nursing center for $4.9 million during the first quarter of 2007. In October 2007, Sun sold its 75% interest in a home health services subsidiary for $1.6 million.

Capital expenditures

Sun incurred capital expenditures, related primarily to improvements in continuing operations, as reflected in its consolidated statements of cash flows, of $27.7 million and $25.0 million for the six months ended June 30, 2010 and 2009, respectively.

Sun incurred capital expenditures, related primarily to improvements in continuing operations, of $54.3 million, $42.5 million, and $33.5 million for the years ended December 31, 2009, 2008, and 2007, respectively, which included capital expenditures for discontinued operations of $0.1 million, and $0.6 million for the years ended December 31, 2008 and 2007, respectively. Sun did not incur any capital expenditures related to discontinued operations in 2009. During the year ended December 31, 2009, Sun incurred $30.5 million of capital expenditures for ongoing normal operational needs of its centers, plus it expended $17.8 million for major renovations of its centers, including $9.7 million spent on construction of its Rehab Recovery Suites. Sun’s development and rollout of a new billing platform and labor management system resulted in $3.1 million of expenditures during 2009. Sun also incurred capital expenditures of $3.0 million in its Corporate segment for information systems and other needs.

Sun had construction commitments as of December 31, 2009 under various contracts of $1.9 million related to improvements at centers. These commitments, and other expenditures in response to emergency situations at Sun’s centers, the amount of which Sun cannot predict, represent its non-discretionary capital expenditures. The remaining amount of its 2010 planned capital expenditures is discretionary. Sun expects to incur approximately $50 million to $55 million in capital expenditures during 2010, related primarily to improvements at existing centers and information system upgrades. It is anticipated that New Sun’s capital expenditures in 2011 will approximate Sun’s 2010 capital expenditures.

Obligations and Commitments

The following table provides information about Sun’s contractual obligations and commitments (in thousands) in future years as of December 31, 2009. In connection with the Separation, New Sun will assume certain of these obligations and commitments, including Sun’s obligations as to capital leases, construction commitments, purchase obligations, operating leases, certain mortgage indebtedness and other liabilities and letters of credit. However, New Sun will not assume the mortgage obligations relating to the 87 properties that subsidiaries of Sabra will own following the Separation and REIT Conversion Merger, which will instead be assumed by Sabra. In addition, all of the other indebtedness of Sun listed in the table below (with the exception of mortgage indebtedness to third parties on certain of the New Sun Retained Properties) will be repaid prior to completion of the Separation. In connection with the Separation, New Sun expects to incur other obligations not listed in the table below, including the new indebtedness it expects to incur prior to completion of the Separation as described in the section titled “Description of Material Indebtedness” as well as rental expense on the 87 properties that subsidiaries of Sabra will own following the Separation and will lease to subsidiaries of New Sun pursuant to the Lease Agreements.

	Payments Due by Period
	Total	2010	2011	2012	2013	2014	After 2014
Contractual Obligations:
Debt, including interest payments(1)	$714,051	$58,352	$39,128	$37,314	$8,951	$359,743	$210,563
Mortgage indebtedness to Sabra(2)	255,082	32,636	44,150	9,108	38,487	6,168	124,533
Capital leases(3)	995	409	334	193	52	7	—
Construction commitments	1,947	1,947	—	—	—	—	—
Purchase obligations(4)	178,200	82,200	24,000	24,000	24,000	24,000	—
Operating leases(5)	500,388	89,141	83,700	80,446	76,955	44,523	125,623
Other liabilities(6)	19,953	2,035	17,918	—	—	—	—

Total	$1,670,616	$266,720	$209,230	$151,061	$148,445	$434,441	$460,719

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	2010	2011	2012	2013	2014	After 2014
Other Commercial Commitments:
Letters of credit(7)	$62,849	$62,849	$—	$—	$—	$—	$—

Total	$62,849	$62,849	$—	$—	$—	$—	$—

(1)	Debt includes principal payments and interest payments through the maturity dates. Total interest on debt, based on contractual rates, is $177.4 million, of which $0.4 million is attributable to variable interest rates determined using the weighted average method. Following the Separation, New Sun’s indebtedness obligations will include the indebtedness that New Sun will incur prior to completion of the Separation as well as approximately $4.3 million of mortgage indebtedness to third parties on certain of the New Sun Retained Properties based on the outstanding principal amount of such indebtedness at June 30, 2010. See “Description of Material Indebtedness.”
(2)	Represents mortgage indebtedness expected to be assumed by Sabra at the time of the REIT Conversion Merger. Debt includes principal payments and interest payments through the maturity dates. Total interest on debt, based on contractual rates, is $92.9 million, of which $1.7 million is attributable to variable interest rates determined using the weighted average method.
(3)	Includes interest of $0.3 million.
(4)	Represents estimated level of purchasing from main suppliers assuming that New Sun continues to operate the same number of centers in future periods.
(5)	Some of the operating leases also have contingent rentals. Further, the amount reported in the table does not include expected rental payments to Sabra pursuant to the Lease Agreements. See “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger—The Lease Agreements.”
(6)	Represents the liability associated with partnership options yet to be exercised of $5.2 million, $14.1 million of liability due to the previous stockholders of Harborside when certain tax benefits associated with that acquisition are realized and $0.6 million for a liability assumed with a hospice acquisition. Excludes liabilities for uncertain tax positions that are included in other liabilities at December 31, 2009 for which Sun is unable to make a reasonably reliable estimate as to when, if at all, cash settlements with taxing authorities will occur.
(7)	Letters of credit expire annually but may be reissued pursuant to a $70.0 million letter of credit facility that terminates in April 2013. At the time of the Separation, this letter of credit facility is expected to be replaced by a letter of credit facility with similar capacity.

Critical Accounting Estimates

Sun’s discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Sun believes the following are the most significant judgments and estimates affecting the accounting policies Sun uses in the preparation of the consolidated financial statements. Following the Separation, such judgments and estimates are also expected to be used by New Sun.

Net revenues. Net revenues consist of long-term and subacute care revenues, rehabilitation therapy revenues, and medical staffing services revenues. Net revenues are recognized as services are provided. Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid. Net revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment. Estimated third-party payor settlements are recorded in the period the related services are rendered. The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in current results of operations, when determined.

Accounts receivable and related allowance. Sun’s accounts receivable relate to services provided by its various operating divisions to a variety of payors and customers. The primary payors for services provided in healthcare centers that Sun operates are the Medicare program and the various state Medicaid programs. The rehabilitation therapy service operations provide services to patients in nonaffiliated healthcare centers. The billings for those services are submitted to the nonaffiliated centers. Many of the nonaffiliated healthcare centers receive a large majority of their revenues from the Medicare program and the state Medicaid programs.

Estimated provisions for losses on accounts receivable are recorded each period as an expense in the income statement. In evaluating the collectability of accounts receivable, Sun considers a number of factors, including the age of the accounts, changes in collection patterns, the financial condition of Sun’s customers, the composition of patient accounts by payor type, the status of ongoing disputes with third-party payors and general industry conditions. Any changes in these factors or in the actual collections of accounts receivable in subsequent periods may require changes in the estimated provision for loss. Changes in these estimates are charged or credited to the results of operations in the period of change. In addition, a retrospective collection analysis is performed within each operating company to test the adequacy of the reserve on a semi-annual basis.

The allowance for doubtful accounts related to centers that Sun has divested was based on a percentage of outstanding accounts receivable at the time of divestiture and was recorded in gain or loss on disposal of discontinued operations, net. As collections are recognized, the allowance is adjusted as appropriate. As of June 30, 2010, accounts receivable for divested operations were significantly reserved.

Insurance. Sun self-insures for certain insurable risks, including general and professional liabilities, workers’ compensation liabilities and employee health insurance liabilities through the use of self-insurance or retrospective and self-funded insurance policies and other hybrid policies, which vary by the states in which Sun operates. There is a risk that amounts funded to Sun’s self-insurance programs may not be sufficient to respond to all claims asserted under those programs. Insurance reserves represent estimates of future claims payments. This liability includes an estimate of the development of reported losses and losses incurred but not reported. Provisions for changes in insurance reserves are made in the period of the related coverage. An independent actuarial analysis is prepared twice a year to assist management in determining the adequacy of the self-insurance obligations booked as liabilities in Sun’s financial statements. The methods of making such estimates and establishing the resulting reserves are reviewed periodically and are based on historical paid claims information and nationwide nursing home trends. Any adjustments resulting there from are reflected in current earnings. Claims are paid over varying periods, and future payments may be different than the estimated reserves.

Sun evaluates the adequacy of its self-insurance reserves on a quarterly basis and performs detailed actuarial analyses semi-annually in the second and fourth quarters. The analyses use generally accepted actuarial methods in evaluating the workers’ compensation reserves and general and professional liability reserves. For both the workers’ compensation reserves and the general and professional liability reserves, those methods include reported and paid loss development methods, expected loss method and the reported and paid Bornhuetter-Ferguson methods. Reported loss methods focus on development of case reserves for incurred losses through claims closure. Paid loss methods focus on development of claims actually paid to date. Expected loss methods are based upon an anticipated loss per unit of measure. The Bornhuetter-Ferguson method is a combination of loss development methods and expected loss methods.

The foundation for most of these methods is Sun’s actual historical reported and/or paid loss data, over which Sun has effective internal controls. Sun utilizes third-party administrators (“TPAs”) to process claims and to provide it with the data utilized in its semi-annual actuarial analyses. The TPAs are under the oversight of Sun’s in-house risk management and legal functions. These functions ensure that the claims are properly administered so that the historical data are reliable for estimation purposes. Case reserves, which are approved by Sun’s legal and risk management departments, are determined based on Sun’s estimate of the ultimate settlement of individual claims. In cases where its historical data are not statistically credible, stable, or mature, Sun supplements its experience with nursing home industry benchmark reporting and payment patterns.

The use of multiple methods tends to eliminate any biases that one particular method might have. Management’s judgment based upon each method’s inherent limitations is applied when weighting the results of each method.

The results of each of the methods are estimates of ultimate losses which include the case reserves plus an estimate for future development of these reserves based on past trends, and an estimate for losses incurred but not reported. These results are compared by accident year and an estimated unpaid loss and allocated loss adjustment expense are determined for the open accident years based on judgment reflecting the range of estimates produced by the methods.

During 2009, Sun determined that the previous estimates for workers’ compensation reserves for accident years prior to 2009 were understated, based on currently available information, by $2.0 million or approximately 2.9%. Of that amount, $1.7 million related to continuing operations and $0.3 million related to discontinued operations. While certain of the claims settled for less than the case reserves, a number also settled for greater than the case reserves. There were no large or unusual settlements during the period. As of December 31, 2009, the discounting of the policy periods resulted in a reduction to Sun’s reserves of $13.0 million.

Sun also determined during 2009 that the previous estimates for general and professional liabilities reserves for accident years prior to 2009 were understated, based on currently available information, by $7.4 million or approximately 8.5%. Of that amount, $6.5 million related to continuing operations and $0.9 million related to discontinued operations. Although there were no large or unusual settlements or significant new claims during the period, Sun has experienced in 2009 higher level of claims than anticipated. Professional liability claims have a reporting tail that exceeds one year. A significant component of Sun’s reserves is estimates for incidents that have been incurred but not reported. The increase in prior period reserves is driven in part by an increase in Sun’s estimate of incurred but not reported claims.

Impairment of assets.

Goodwill and Accounting for Business Combinations

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Sun’s goodwill included in its consolidated balance sheets as of December 31, 2009 and 2008 was $338.3 and $326.8 million, respectively. The increase in Sun’s goodwill during 2009 was primarily the result of a hospice acquisition in its Inpatient Services segment.

Under GAAP, goodwill and intangible assets with indefinite lives are not amortized; however, they are subject to annual impairment tests. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

The purchase price of acquisitions is allocated to the assets acquired and liabilities assumed based upon their respective fair values. Sun may engage independent third-party valuation firms to assist it in determining the fair values of assets acquired and liabilities assumed for significant acquisitions. Such valuations require Sun to make significant estimates and assumptions, including projections of future events and operating performance.

Sun performs its annual goodwill impairment analysis during the fourth quarter of each year. A reporting unit is a business for which discrete financial information is produced and reviewed by operating segment management and provides services that are distinct from the other components of the operating segment and are reviewed at the division level. For the Rehabilitation Therapy Services and Medical Staffing Services segments, the reporting unit for Sun’s annual goodwill impairment analysis was determined to be at the segment level. For the Inpatient Services segment, the reporting unit for Sun’s annual goodwill impairment analysis was determined to be at one level below Sun’s segment level. Sun’s goodwill balances by reporting unit as of December 31, 2009 are (in thousands):

Inpatient Services—Healthcare facilities reporting unit	$314,729
Inpatient Services—Hospice services reporting unit	18,959
Rehabilitation Therapy Services segment	75
Medical Staffing Services segment	4,533

Total goodwill	$338,296

Sun tested impairment by comparing the net assets of each reporting unit to their respective fair values. Sun determined the estimated fair value of each reporting unit using a discounted cash flow analysis and other appropriate valuation methodologies. The discounted cash flow model utilizes five years of projected cash flows for each reporting unit. The projected financial results are created from critical assumptions and estimates based upon management’s business plan and historical trends while giving consideration to the global economic environment. Determining fair value requires the exercise of significant judgments about appropriate discount rates, business growth rates, the amount and timing of expected future cash flows and market information relevant to Sun’s overall company value. In addition, to validate the reasonableness of its assumptions, Sun utilized its discounted cash flow model on a consolidated basis and compared the estimated fair value to Sun’s market capitalization as of December 31, 2009. Key assumptions in the discounted cash flow model are as follows:

Business Growth Assumptions—In determining projected Inpatient Services revenue growth rates for Sun’s discounted cash flow model, Sun focuses on the two primary drivers: average daily census (“ADC”) and reimbursement rates. Key revenue inputs include historical ADC adjusted for known trends and current Medicare and Medicaid rates adjusted for anticipated changes at next renewal cycle. ADC trends have been reasonably constant within a narrow range and may be influenced over the long run by a number of factors, including demographic changes in the population Sun serves and its ability to deliver quality service in an attractive environment. Generally, long-term care reimbursement rates are set annually by the payor. To estimate these rates, Sun evaluates the current reimbursement climate and adjusts historical trends where appropriate. Significant adverse rate changes in any one year would cause Sun to reevaluate its projected rates. In recent years, Sun has generated historical revenue growth of 3.2% to 6.2% annually. Expenses generally vary with ADC and have historically grown by approximately 2.9% to 5.6% annually. Labor is the largest component of Sun’s expenses. Sun considers labor market trends and staffing needs for the projected ADC levels in determining labor growth rates to be used in its projections. The projected growth rates used in Sun’s discounted cash flow model took into account the potential adverse effects of the current economic downturn on Sun’s projected revenue and expenses.

Terminal Value EBITDA Multiple—Consistent with commonly accepted valuation techniques, a terminal multiple for the final year’s projected results is applied to estimate Sun’s value in the final year of the analysis. That multiple is applied to the final year’s projected EBITDA from continuing operations.

Discount Rate—Market conditions indicated that a discount rate of 17.5% was appropriate at December 31, 2009. This discount rate is consistent with Sun’s overall market capitalization comparison. Sun consistently applies the same discount rate to the evaluation of each reporting unit.

In the event a unit’s net assets exceed its fair value, an implied fair value of goodwill must be determined by assigning the unit’s fair value to each asset and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is measured by the difference between the goodwill carrying value and the implied fair value. Based on the analysis performed, Sun determined there was no goodwill impairment for the years ended December 31, 2009, 2008 or 2007.

In order to analyze the sensitivity Sun’s assumptions have on its overall impairment assessment, Sun evaluated the impact that a hypothetical reduction in the fair value of a reporting unit would have on its conclusions. Without giving consideration to a control premium, Sun can incur up to a cumulative 5.0% decrease in net cash from revenues and expenses over the next five years, which equates to approximately $110 million in less net cash than Sun’s projections, and still avoid having a goodwill impairment charge in any reporting unit.

Indefinite-Lived Intangibles

Sun’s indefinite-lived intangibles primarily consist of values assigned to CONs obtained through various acquisitions.

Sun evaluates the recoverability of its indefinite-lived intangibles, which are principally CONs, by comparing the asset’s respective carrying value to estimates of fair value. Sun determines the estimated fair value of these intangible assets through an estimate of incremental cash flows with the intangible assets versus cash flows without the intangible assets in place. Sun determined there was no impairment charge to its indefinite-lived intangibles for the years ended December 31, 2009, 2008 or 2007.

Finite-Lived Intangibles

Sun’s finite-lived intangibles include tradenames (principally recognized with the Harborside and hospice acquisitions), favorable lease intangibles, deferred financing costs, customer contracts and various licenses.

Sun evaluates the recoverability of its finite-lived intangibles if an impairment indicator is present. As there were no such indicators, Sun determined there was no impairment of its finite-lived intangibles for the years ended December 31, 2009, 2008 or 2007.

Long-Lived Assets

GAAP requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’ carrying amounts at each center. The impairment loss is measured by comparing the estimated fair value of the asset, usually based on discounted cash flows, to its carrying amount. Sun assesses the need for an impairment write-down when such indicators of impairment are present. Sun determined there was no impairment to its long-lived assets used in continuing operations for the years ended December 31, 2009, 2008, and 2007.

Income Taxes. Pursuant to GAAP, an asset or liability is recognized for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences would result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled. Deferred tax assets are also recognized for the future tax benefits from net operating loss, capital loss and tax credit carryforwards. A valuation allowance is to be provided for the net deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

In evaluating the need to record or continue to reflect a valuation allowance, all items of positive evidence (e.g., future sources of taxable income and tax planning strategies) and negative evidence (e.g., history of taxable losses) are considered. In determining future sources of taxable income, Sun uses management-approved budgets and projections of future operating results for an appropriate number of future periods, taking into consideration Sun’s history of operating results, taxable income and losses, etc. This future taxable income is then used, along with all other items of positive and negative evidence, to determine the amount of valuation allowance that is needed, and whether any amount of such allowance should be reversed.

Sun is subject to income taxes in the U.S. and numerous state and local jurisdictions. Significant judgment is required in evaluating Sun’s uncertain tax positions and determining Sun’s provision for income taxes. Effective January 1, 2007, Sun adopted the GAAP guidance for accounting for uncertainty in income tax positions, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Sun reserves for its uncertain tax positions, and it adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the expiration of the statute of limitations.

Recent Accounting Pronouncements

Discussion of recent accounting pronouncements can be found in the “Recent Accounting Pronouncements” portion of Note 2—“Summary of Significant Accounting Policies” to Sun’s consolidated financial statements included in Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference into this proxy statement/prospectus.

Impact of Inflation

CMS implemented market basket increases of 2.2%, 3.4%, and 3.3% to the Medicare reimbursement rates for Federal fiscal years 2009, 2008, and 2007, respectively, which increases were primarily intended to keep track with inflation. The final rule for Federal fiscal year 2009 also had a 3.3% reduction for a forecast error/parity adjustment. Sun estimates that the net result of the two 2009 adjustments, based on its current acuity mix, will be a decrease of 0.85% in its reimbursement rates, which it estimates will decrease its net revenues by approximately $1.0 million per quarter.

Off-Balance Sheet Arrangements

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR SABRA

The following is a discussion and analysis of the anticipated financial condition of Sabra immediately following the Separation and REIT Conversion Merger. Sabra will not have operated prior to the Separation. The statement of operations and cash flows of Sabra will consist solely of its operations after the Separation and REIT Conversion. Accordingly, the following does not include a discussion and analysis of results of operations for Sabra. Immediately following the Separation and REIT Conversion Merger, Sabra will hold, directly or indirectly through its subsidiaries, all of Sun’s owned real property (excluding the New Sun Retained Properties), which will comprise 87 of the 203 properties that Sun operated as of July 1, 2010. The only material liabilities of Sabra at the time of the Separation will consist of indebtedness incurred by Sabra at the time of the Separation and mortgage indebtedness to third parties on the real property to be owned by Sabra. This discussion contains forward-looking statements that involve risks and uncertainties. Sabra’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this proxy statement/prospectus. See also “Risk Factors.”

Overview

Sabra is a wholly owned subsidiary of Sun and has no historical operations. Following the Separation and REIT Conversion Merger, Sabra will be a self-administered, self-managed realty company incorporated under the laws of the State of Maryland. Sabra intends to elect to be taxed as a REIT for U.S. federal income tax purposes commencing January 1, 2011. Sabra will invest in real estate serving the healthcare industry in the United States and will initially lease all of its properties to New Sun. Following the Separation and REIT Conversion Merger, Sabra’s portfolio will initially consist of 87 of the 203 properties that Sun operated as of July 1, 2010. Sabra expects to grow its portfolio through acquisitions as a broad-based healthcare REIT. As Sabra acquires additional properties, it expects to further diversify by geography, asset class and tenant within the healthcare sector.

Components of Sabra’s Revenues and Expenses

Revenues

Following the Separation and REIT Conversion Merger, Sabra will generate revenues from the lease of its properties to subsidiaries of New Sun pursuant to the Lease Agreements. It is anticipated that the annual aggregate minimum base rent payable by New Sun under the Lease Agreements will be $70.2 million. Amounts due under the terms of the Lease Agreements are fixed (except for an annual rent escalator described below), and there is no contingent rental income based upon the revenues or net income which may be derived by New Sun from the 87 leased properties. The annual rent escalator will be the lesser of the percentage change in the Consumer Price Index or 2.5% (but not less than zero).

General and Administrative Expenses

General and administrative costs are expected for items such as compensation costs, professional services, office costs and other costs associated with development activities. Total general and administrative expenses of Sabra are expected to approximate $6.6 million to $7.1 million in the first year after the Separation broken out as follows:

Compensation-related (including non-cash stock compensation of $2.3 million)(1)	$5.0 million to $5.2 million
Professional services	$0.6 million to $0.7 million
Administrative and other costs	$1.0 million to $1.1 million
New Sun transition services	$0.0 million to $0.1 million

Total	$6.6 million to $7.1 million

(1)	Other than with respect to converted Sun equity awards, the details of Mr. Matros’ compensation as Chief Executive Officer of Sabra, and the compensation of other executives of Sabra, have not yet been determined. For purposes of the estimates provided in this table, Sabra has assumed compensation expense for Mr. Matros of $3.025 million, which includes non-cash compensation to Mr. Matros of $1.975 million ($1.7 million of which is an estimate of the compensation-related expense that Sabra expects to incur with respect to converted Sun equity awards). The aggregate fair value of Mr. Matros’ converted Sun equity awards will not change and therefore will not cause an incremental expense charge to what is reflected in Sun’s historical results. The amount of compensation-related expense, including non-cash stock compensation expense, actually incurred by Sabra in the first year after the Separation will be based on determinations by Sabra’s compensation committee following the Separation and REIT Conversion Merger and expenses related to the converted Sun equity awards.

Depreciation and Amortization

Sabra will incur depreciation and amortization expenses for the property and equipment transferred to Sabra from Sun, which is expected to approximate $47.4 million annually.

Interest

Sabra will incur interest expense comprised of costs of borrowings plus the amortization of deferred financing costs related to its indebtedness. Following the Separation and REIT Conversion Merger, Sabra’s management anticipates interest expense to approximate $23.7 million annually. See “—Liquidity and Capital Resources” below for more information.

Liquidity and Capital Resources

Unsecured Senior Notes. Prior to the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions.

The interest rate applicable to the notes has not yet been determined. Based on an assumed interest rate of 8.5% per annum reflected in the pro forma financial information of Sabra included in this proxy statement/prospectus, Sabra’s annual interest expense on the anticipated $225.0 million aggregate principal amount of notes is expected to be approximately $19.1 million. A one percent increase or decrease in the annual interest rate of the notes would increase or decrease Sabra’s interest expense by approximately $2.3 million annually, assuming the issuance of $225.0 million aggregate principal amount of notes. Sabra’s annual interest expense applicable to the notes will also change if the aggregate principal amount of the notes changes. An increase or decrease of $10.0 million in the aggregate principal amount of the notes issued prior to the Separation will increase or decrease Sabra’s interest expense by approximately $0.9 million annually.

The maturity date of the notes has not yet been determined, although it is expected that the notes will mature eight years after their issuance. The notes are expected to be redeemable at any time after a specified date and at a specified redemption price that have not yet been determined. It is expected that the notes may also be redeemable at any time based on a make-whole amount. The notes are also expected to be redeemable for up to 35% of their aggregate principal amount for three years following their issuance with the net proceeds from certain public equity offerings at a redemption price that has not yet been determined. In addition, in the event of a change in control, it is expected that Sabra will be required to offer to repurchase the notes for 101% of their principal amount plus accrued and unpaid interest.

The notes are expected to be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and certain of the subsidiaries of the Operating Partnership, including all of the subsidiaries of the Operating Partnership at the time of the Separation.

Sabra anticipates that the indenture governing the senior notes will contain customary covenants that will include restrictions on the ability of the Operating Partnership, or of Sabra and its other subsidiaries guaranteeing the notes, to incur additional indebtedness, including secured indebtedness, pay dividends, repurchase its capital stock, make certain investments, create limitations on the ability of Sabra’s subsidiaries to pay Sabra dividends or distributions, enter into transactions with affiliates and merge or consolidate or sell all or substantially all of its assets. The indenture governing the senior notes is also expected to require that a specified percentage of Sabra’s assets remain unencumbered. It is expected that the Operating Partnership will also enter into a registration rights agreement pursuant to which it will agree to exchange the notes for registered notes or register the resale of the notes. If it fails to comply with its obligations under the registration rights agreement, the Operating Partnership will have to pay additional interest on the notes.

Revolving Credit Facility. Sabra, through the Operating Partnership, anticipates entering into a $100.0 million secured revolving credit facility, which would not be available for borrowings by Sabra until after the Separation. Although Sabra has not yet entered into commitments for such financing arrangements, the revolving credit facility is expected to include an accordion feature that would allow Sabra to add lenders and increase the borrowing availability under the credit facility by up to an additional $100.0 million. Borrowing availability under the revolving credit facility is expected to be subject to a borrowing base calculation based on, among other factors, the appraised value of the properties securing the credit facility as described below. The revolving credit facility will be used by Sabra for acquisitions or other operational and capital needs. Sabra also anticipates that the revolving credit facility will have up to $15.0 million available for letters of credit.

Based on Sun’s cash and debt position at June 30, 2010 (and after giving effect to Sun’s August 2010 equity offering and use of the net proceeds from the equity offering to repay a portion of Sun’s term loans) and assuming that New Sun is able to obtain $150.0 million of debt financing (see “Description of Material Indebtedness.”), Sabra would need to incur at least $139.2 million of indebtedness in order for Sun to (i) repay Sun’s 9.125% senior subordinated notes, (ii) repay the outstanding term loans under Sun’s existing credit facility, (iii) fund an initial cash position for New Sun of $40.0 million, which reflects an amount determined by New Sun to be an appropriate minimum cash balance for New Sun at the time of the Separation, and (iv) fund an initial cash position for Sabra of $10.0 million, which reflects an amount determined by Sabra to be an appropriate minimum cash balance for Sabra at the time of the REIT Conversion Merger. If New Sun obtains $150 million in term loans and Sabra obtains $225 million of debt financing, then the additional proceeds (i.e. in excess of the $139.2 million minimum proceeds reflected in the immediately preceding sentence) would be used to fund higher initial cash balances at each of New Sun and Sabra reflected in the pro forma balance sheets included herein (see “New Sun Unaudited Pro Forma Consolidated Financial Statements” and “Sabra Unaudited Pro Forma Consolidated Financial Statements”).

The interest rate and maturity for borrowings under the revolving credit facility has not been determined, although it is expected that the revolving credit facility will have a term of between three and five years and be subject to an extension option.

The revolving credit facility will be secured by first lien mortgages on certain of the 87 properties that subsidiaries of Sabra will own following the Separation. Sabra anticipates that the revolving credit facility will contain customary covenants that will include restrictions on its ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures as well as customary events of default. Sabra also anticipates that the revolving credit facility will require Sabra, through the Operating Partnership, to comply with specified financial covenants, which may include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement.

Mortgage Indebtedness. At the time of the Separation and based on the outstanding principal amount of Sun’s mortgage indebtedness at June 30, 2010, Sun anticipates that subsidiaries of Sabra will have aggregate mortgage indebtedness to third parties of approximately $150.0 million ($167.9 million after giving effect to a mortgage refinancing completed in August 2010 and other anticipated mortgage refinancings) on certain of the 87 properties to be owned by subsidiaries of Sabra following completion of the Separation.

Sabra believes that its available cash at the time of the Separation, expected operating cash flows and additional borrowings available to it under the debt agreements entered into at the time of the Separation will provide sufficient funds for its operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following the Separation.

Sabra intends to invest in additional healthcare properties as suitable opportunities arise and adequate sources of financing are available. Sabra expects that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed by, in whole or in part, its existing cash, borrowings available to it pursuant to indebtedness it expects to incur in connection with the Separation and REIT Conversion Merger, future borrowings or the proceeds from additional issuances of common stock or other securities. In addition, Sabra expects to seek financing from U.S. government agencies, including through Fannie Mae and HUD, in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

Although Sabra expects, pursuant to indebtedness it expects to incur in connection with the Separation and REIT Conversion Merger, to be subject to restrictions on its ability to incur indebtedness, Sabra expects it will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that Sabra will be able to refinance its indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common stock or other debt or equity securities, on terms that are acceptable to Sabra or at all.

Capital expenditures

Sabra does not currently anticipate developing new properties and does not currently have any intention to develop, renovate or improve any of the 87 properties that subsidiaries of Sabra will own following the Separation. Accordingly, Sabra anticipates that its capital expenditure requirements for 2011 will be less than $250,000 in the aggregate, which will principally be for corporate office needs.

Obligations and Commitments

In connection with the Separation and REIT Conversion Merger, Sabra or its subsidiaries will assume the liabilities of Sun and its subsidiaries pursuant to mortgage indebtedness to third parties on certain of the 87 properties that Sabra’s subsidiaries will own following the Separation, which is expected to total approximately $150.0 million based on the outstanding principal amount of such indebtedness at June 30, 2010 ($167.9 million after giving effect to a mortgage refinancing completed in August 2010 and other anticipated mortgage refinancings). In addition, prior to completion of the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions. Sabra, through the Operating Partnership, also anticipates that it will have $100.0 million in additional borrowings available under a secured revolving credit facility, which would not be expected to be available for borrowings by Sabra until after the Separation. See “—Liquidity and Capital Resources” above for a further description of the indebtedness expected to be incurred by Sabra prior to completion of the Separation.

The following table provides pro forma information about Sabra’s expected mortgage indebtedness in future years as of June 30, 2010 (in thousands), as if the Separation and REIT Conversion Merger had occurred on January 1, 2009. Sabra’s other contractual obligations and commitments will include the additional indebtedness Sabra expects to incur prior to completion of the Separation. See “—Liquidity and Capital Resources.”

	Payments Due for the Twelve Months Ended June 30,
	Total	2011	2012	2013	2014	2015	After 2015
Mortgage Indebtedness(1)	$266,973	$12,533	$12,602	$12,618	$41,302	$9,720	$178,198

(1)	Mortgage indebtedness includes principal payments and interest payments through the maturity dates. Total interest on mortgage indebtedness, based on contractual rates, is $99.8 million, of which $12.2 million is attributable to variable interest rates determined using the weighted average method. Mortgage indebtedness also reflects the August 2010 refinancing of mortgage loans and other anticipated mortgage refinancings ($60.5 million of new borrowings less $42.7 million of repayments).

Impact of Inflation

Sabra’s rental income in future years will be impacted by changes in inflation. The Lease Agreements will provide for an annual rent escalator, which will be the lesser of the percentage change in the Consumer Price Index or 2.5% (but not less than zero).

Off-Balance Sheet Arrangements

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sun

Sun is exposed to market risk because it holds debt that is sensitive to changes in interest rates. Sun manages its interest rate risk exposure by maintaining a mix of fixed and variable rates for debt.

	Expected Maturity Dates							Fair Value June 30, 2010(1)	Fair Value December 31, 2009(1)
	2011	2012	2013	2014	2015	Thereafter	Total
	(Dollars in thousands)
Long-term debt:
Fixed rate debt(2)	$38,535	$4,588	$4,675	$162,823	$201,590	$67,307	$479,518	$359,033	$442,992
Rate	7.6%	7.2%	7.1%	6.8%	9.1%	6.1%
Variable rate debt	$36,292	$1,533	$1,533	$144,019	$—	$—	$183,377	$178,559	$202,442
Rate	3.2%	2.6%	2.6%	2.6%	—%	—%
Interest rate swaps:
Variable to fixed	$150,000	$—	$—	$—	$—	$—	—	$1,701	$(5,048)
Average pay rate	4.8%	—	—	—	—	—	—	—	—
Average receive rate	0.3%	—	—	—	—	—	—	—	—

(1)	The fair value of fixed and variable rate debt was determined based on the current rates offered for debt with similar risks maturities.
(2)	Excludes fair value premiums of $0.7 million related to acquisitions.

New Sun

New Sun’s primary market risk exposure will be interest rate risk with respect to its expected indebtedness following the Separation and REIT Conversion Merger. This indebtedness will include indebtedness that New Sun will incur prior to completion of the Separation and approximately $4.3 million of mortgage indebtedness to third parties on certain of the New Sun Retained Properties based on the outstanding principal amount of such indebtedness at June 30, 2010. Prior to completion of the Separation, New Sun anticipates entering into a $285.0 million credit agreement. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility (including a subfacility of $30.0 million for letters of credit) that is expected to be undrawn at the time of the Separation. The actual amount of indebtedness to be incurred by New Sun at the time of the Separation, including the amount of the term loans to be incurred by New Sun and the amount of the revolving credit facility expected to be drawn down by New Sun at the time of the Separation, will depend on market conditions; however, New Sun does not expect to incur debt in excess of the term loans and the funded letter of credit facility at the time of the Separation. See “Description of Material Indebtedness.” An increase in interest rates could limit New Sun’s ability to refinance debt when it matures or cause New Sun to pay higher interest rates upon refinancing and increased interest expense on its variable rate indebtedness or any refinanced indebtedness. New Sun may manage, or hedge, interest rate risks related to its borrowings by means of interest rate swap agreements.

Sabra

Sabra’s primary market risk exposure will be interest rate risk with respect to its expected indebtedness following the Separation and REIT Conversion Merger. This indebtedness will include indebtedness that Sabra will incur prior to completion of the Separation and approximately $150.0 million ($167.9 million after giving effect to a mortgage refinancing completed in August 2010 and other anticipated mortgage refinancings) of mortgage indebtedness to third parties on the properties that subsidiaries of Sabra will own following the Separation and REIT Conversion Merger based on the outstanding principal amount of such indebtedness at June 30, 2010. Prior to completion of the Separation, Sabra, through the Operating Partnership and another subsidiary, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions. Sabra, through the Operating Partnership, also anticipates that it will have $100.0 million in additional borrowings available under a secured revolving credit facility, which would not be expected to be available for borrowings by Sabra until after the Separation. See “Description of Material Indebtedness.” An increase in interest rates could make the financing of any acquisition by Sabra more costly. Rising interest rates could also limit Sabra’s ability to refinance its debt when it matures or cause Sabra to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. Sabra may manage, or hedge, interest rate risks related to its borrowings by means of interest rate swap agreements. Sabra also expects to manage its exposure to interest rate risk by maintaining a mix of fixed and variable rates for its indebtedness.

MANAGEMENT OF NEW SUN

Information Regarding Directors and Executive Officers of New Sun

The following information is as of September 15, 2010, with respect to those persons who are expected to serve as New Sun’s directors and executive officers following the Separation. Prior to completing the Separation, Sun, as sole stockholder of New Sun, will elect the eight individuals listed below under “—Directors” to the board of directors of New Sun effective upon the Separation. The board of directors of New Sun is thereafter expected to name the individuals listed below under “—Executive Officers” to serve as New Sun’s executives in the capacities listed below.

Directors

New Sun believes that its directors should be of high character and integrity, be accomplished in their respective fields, have relevant expertise and experience and collectively represent a diversity of age, background and experience. The disclosure below identifies and describes the key experience, qualifications and skills that are expected to be important for persons who will serve on New Sun’s board of directors in light of its businesses and structure. The specific experiences, qualifications and skills that the board of directors of New Sun expects to consider in selecting the individuals below to serve as directors of New Sun are included in their individual biographies.

•

Leadership experience. New Sun’s board believes that directors with experience in a significant leadership position, such as having served as chief executive officer of another entity, will provide the New Sun board with special insights. These individuals generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.

•

Finance experience. New Sun’s board believes that an understanding of finance and financial reporting processes is important for its directors and therefore it will seek directors who are financially knowledgeable. New Sun intends to measure its operating and strategic performance primarily by reference to financial targets. In addition, accurate financial reporting and robust auditing are expected to be critical to its success.

•

Industry experience. New Sun will seek directors with experience as executives or directors or in other leadership positions in the industries in which it operates. New Sun’s board believes that such experience is important to the director’s understanding of New Sun’s operations, risks and opportunities.

•

Public company experience. New Sun’s board believes that directors with experience as executives or directors in publicly owned corporations, including as members of the key standing board committees of those corporations, will be more familiar with the securities laws and other issues faced by public companies that do not affect privately owned corporations.

•

Other experience. New Sun will seek directors who bring diverse, yet relevant experience to the board of directors. For example, directors with experience in governmental affairs, human resources and information technology can provide unique insights to the other directors and management.

Gregory S. Anderson, age 54, has served as a member of Sun’s board of directors since 2001. Mr. Anderson has served as Chief Executive Officer of Legacy Senior Housing and Development Company, a developer and owner of senior residential facilities in Arizona, since 2008. He served as President and Chief Executive Officer of Bank of Arizona, NA from 2004 until 2007. He served as President and Chief Executive Officer of Quality Care Solutions, Inc., a publicly held provider of software and services for the healthcare industry, from 1998 to 2002. Prior to 1998, Mr. Anderson was in the venture capital business. From 1993 to 1998 he was President of Anderson & Wells Co., the venture capital manager of Sundance Venture Partners and El Dorado Investment Co. Mr. Anderson has served on the board of directors, and the audit committee of the board of directors, of Hawaiian Holdings, Inc., a publicly held owner of Hawaiian Airlines, since 2002, and has been chairman of its audit committee since 2007.

Director Qualifications:

•	Industry experience—former chief executive officer of a company that develops and operates senior residential facilities;

•	Public company experience—current director of a publicly held company and current chairman of the audit committee of a publicly held company; and

•	Finance experience—former executive of venture capital provider.

Tony M. Astorga, age 64, has served as a member of Sun’s board of directors since 2004. Since 1988, he has served as the Senior Vice President and Chief Financial Officer, and since 2009 as Senior Vice President and Chief Business Development Officer, of Blue Cross and Blue Shield of Arizona, a health insurance company. From 1976 to 1987 he was a partner in the firm of Astorga, Maurseth & Co., P.C., a certified public accounting firm. Mr. Astorga previously served on the board of directors of Regency Health Services, Inc., which at the time he served as a director was a publicly held long-term care operator.

Director Qualifications:

•	Industry experience—chief financial officer of a health insurance company and former director of a long-term care company; and

•	Finance experience—chief financial officer of a health insurance company and former partner of a certified public accounting firm.

Christian K. Bement, age 68, has served as a member of Sun’s board of directors since 2004. From 1997 until 2009, he was a director, and from 2004 until 2009, was Chairman of the board of directors, of Earl Scheib, Inc., a publicly held chain of auto paint shops. He served as the President and Chief Executive Officer of that company from 1997 until 2009, and as Executive Vice President and Chief Operating Officer from 1995 until 1997. He previously served on the board of directors and as an officer of Thrifty Corporation, an operator of drug stores and sporting goods stores with in excess of 30,000 employees, as Executive Vice President from 1990 to 1994 and as Senior Vice President of Industrial Relations from 1985 to 1990. He was one of the founders and served on the board of directors of 1st Century Bancshares, Inc. located in Century City, California from 2003 to 2008, and chaired the audit committee for that institution. He also is a founder and director of DriveWire.com, an automobile parts internet retailer. Mr. Bement in 2009 completed a Director Education and Certification course at the UCLA Anderson School of Management.

Director Qualifications:

•	Leadership experience—former chief executive officer;

•	Public company experience—former chief executive officer and director of public company;

•	Finance experience—founding investor and former chairman of the audit committee of a financial institution; and

•	Other experience in human resources and risk management as a senior vice president of industrial relations of a large company.

Michael J. Foster, age 57, has served as a member of Sun’s board of directors since 2005. Mr. Foster is a managing director of RFE Management Corp. of New Canaan, Connecticut, where he has been employed since 1989. RFE Management Corp. is the investment manager for RFE Investment Partners V, L.P., RFE Investment Partners VI, L.P and RFE Investment Partners VII L.P. (collectively referred to as “RFE”) and other private equity investment funds. Mr. Foster was a director of several publicly held healthcare companies five or more years ago, including Res-Care., Inc., a provider of residential, therapeutic and educational support to people with developmental or other disabilities, from 2001 to 2005. Mr. Foster is also, and has been previously, a director of several privately held portfolio companies of RFE, including Peak Medical Corporation, an operator of long-term care inpatient centers, from 1998 to 2005.

Director Qualifications:

•	Industry experience—former director of a long-term care company;

•	Public company experience—former director of several public companies; and

•	Other experience as director of multiple privately held companies.

Barbara B. Kennelly, age 74, has served as a member of Sun’s board of directors since 2005. She has served as President and Chief Executive Officer of the National Committee to Preserve Social Security and Medicare since 2002 and on the Social Security Advisory Board since 2005. Mrs. Kennelly served as a lobbyist within the federal policy practice group of the law firm of Baker & Hostetler LLP from 2000 to 2001, and served as Counselor to the Commissioner at the Social Security Administration from 1999 to 2000. Mrs. Kennelly served as a Representative from the State of Connecticut in the United States Congress from 1982 to 1999, during which time she was (i) the first woman elected to serve as the Vice Chair of the House Democratic Caucus, (ii) the first woman to serve on the House Committee on Intelligence and to chair one of its subcommittees, (iii) the first woman to serve as Chief Majority Whip, (iv) the third woman in history to serve on the Ways and Means Committee, and (v) the ranking member of the Subcommittee on Social Security during the 105th Congress. Prior to her election to Congress, Mrs. Kennelly was Secretary of the State of the State of Connecticut and a member of the Hartford Court of Common Council. She currently serves on numerous boards and commissions, including the Social Security Advisory Board.

Director Qualifications:

•	Industry experience—member of a board that advises branches of the federal government regarding, and member of the board of a nonpartisan advocacy group for rights under, Social Security and Medicare;

•	Leadership experience—former Representative in the United States Congress and Chief Majority Whip; and

•	Other experience as a member of, and leader in, Congress and as a state and local governmental official.

Steven M. Looney, age 61, has served as a member of Sun’s board of directors since 2004. He has served as a consultant, independent director and advisor since 2005. He was Chief Financial Officer of Pinkerton Computer Consultants Inc., an information technology firm, from 2000 to January 2005. Mr. Looney has served as a director of WH Industries Inc., a privately held precision metal parts manufacturing company, since 1992 and as Chief Financial Officer of that firm from 1992 through 1999. From 1990 to 1997, he served as a director of Computers at Work Ltd, a hand-held computer consulting firm. Mr. Looney currently serves as a director, and on the audit committee, of GSC Investment Corp., a publicly held business development company.

Director Qualifications:

•	Finance experience—former chief financial officer;

•	Public company experience—current director and audit committee member of a publicly held company; and

•	Other experience in information technology.

William A. Mathies, age 50, has been President of SunBridge Healthcare Corporation since 2002, President and Chief Operating Officer of SunBridge since 2006, and President and Chief Operating Officer of SHG Services, Inc., Sun’s ancillary services holding company, which will become New Sun, since 2006. From 1995 to 2002, Mr. Mathies served as Executive Vice President of Beverly Enterprises, Inc., a long-term care company. Most recently, he was Executive Vice President of Innovation/Services for Beverly. He previously served as President of Beverly Health and Rehabilitation Services (the long-term care subsidiary of Beverly), from 1995 to 2000, and in various other operational positions from 1981 to 1995.

Director Qualifications:

•	Industry experience—executive of long-term care companies for 15 years and 29 years experience in the long-term care industry in various capacities; and

•	Leadership experience—current chief executive officer of a principal operating subsidiary.

Milton J. Walters, age 68, has served as a member of Sun’s board of directors since 2001. Mr. Walters has served with investment banking companies for over 40 years, including: President of Tri-River Capital since 1999; Managing Director of Prudential Securities from 1997 to 1999; Senior Vice President and Managing Director of Smith Barney from 1984 to 1988, where he was in charge of the financial institutions group; and Managing Director of Warburg Paribas Becker from 1965 to 1984, where he was in charge of the financial institutions group. He has served on the board of directors of Decision One Corporation, a privately held information technology services company, since 2003 and is currently the chairman of its audit committee, and on the board of directors and audit committee of Fredericks of Hollywood Group, Inc., a publicly held company that designs, manufactures and sells women’s clothing, since 2008.

Director Qualifications:

•	Public company experience—current director and member of an audit committee of a public company;

•	Leadership experience—current president and former managing director of investment banking companies; and

•	Finance experience—current audit committee chairman of private company and extensive experience from 40 years of investment banking positions.

Executive Officers

The following table sets forth information as of September 15, 2010 regarding each person who is expected to serve as an executive officer of New Sun effective upon the Separation, including each person’s anticipated position.

Name	Age	Expected Position
William A. Mathies	50	Chief Executive Officer
L. Bryan Shaul	66	Executive Vice President and Chief Financial Officer
Michael Newman	61	Executive Vice President and General Counsel
Chauncey J. Hunker, Ph.D.	59	Chief Risk Officer and Chief Compliance Officer
Cindy Chrispell	49	Senior Vice President of Human Resources
Richard L. Peranton	61	President of CareerStaff Unlimited, Inc.
Susan E. Gwyn	59	President of SunDance Rehabilitation Corporation

The biographical information for William A. Mathies is included under “—Directors” above.

L. Bryan Shaul has been Sun’s Executive Vice President and Chief Financial Officer since 2005. From 2001 to 2004, Mr. Shaul was Executive Vice President and Chief Financial Officer of Res-Care, Inc., a publicly owned provider of services to persons with developmental disabilities and special needs. From 1999 to 2001, he served at Humana Inc., a health insurance company, most recently as Vice President—Finance and Controller and prior to that as Vice President of Mergers and Acquisitions. From 1997 to 1999, Mr. Shaul was Chief Financial Officer of Primary Health, Inc., a physician practice management and HMO company. From 1994 to 1996, he was Senior Vice President and Chief Financial Officer of RightCHOICE Managed Care, Inc. From 1971 to 1993, he held various positions with Coopers & Lybrand, most recently as Partner-in-Charge of West Coast Insurance Practice.

Michael Newman has been Sun’s Executive Vice President and General Counsel since 2005. From 1983 to 2005, he was a partner with the law firm of O’Melveny & Myers LLP.

Chauncey J. Hunker, Ph.D. has been Sun’s Chief Risk Officer since 2006 and Sun’s Chief Compliance Officer since 2000. From 1996 to 2000, Dr. Hunker served as Vice President of Continuous Quality Improvement of SunDance. From 1995 to 1996, he was a Clinical Director of SunDance and from 1992 to 1995 he was a Regional Vice President of Learning Services—Midwestern Regional Facility in Madison, Wisconsin. Dr. Hunker has also served as Adjunct Assistant Professor, Department of Neurology at the University of Wisconsin Medical School since 1989.

Cindy Chrispell has been Sun’s Senior Vice President of Human Resources since 2008. Ms. Chrispell was Vice President, Partner Resources (Human Resources) of Starbucks Coffee Company from 2005 to 2008 and the Partner Resources Director, Southwest Zone for Starbucks Coffee Company from 2001 to 2005. She has served in various Human Resources leadership positions since 1983 for companies such as the Los Angeles Times and Circuit City Stores.

Richard L. Peranton has been President of CareerStaff since 2004. From 2001 to 2004, Mr. Peranton was President and Chief Executive Officer of EMSI, Inc. a leading medical information services provider related to risk management services. From 1994 to 2001, he was President and Chief Executive Officer of Nursefinders, Inc., one of the nation’s largest providers of temporary staffing services. From 1981 to 1994, he served in various capacities, most recently as President—Southern Division, with Olsten Kimberly Quality Care, a provider of supplemental health care staffing.

Susan E. Gwyn has been President of SunDance since 2007. From 2001 to 2007, Ms. Gwyn was Senior Vice-President, Rehabilitation Services of Harborside Healthcare Corporation. From 2000 to 2001, she was an independent consultant, and from 1991 to 2000 she held various positions with Prism Rehab Systems.

Director Independence

New Sun’s board of directors, upon the recommendation of its Nominating and Governance Committee, is expected to formally determine the independence of its directors following the Separation. The board of directors of Sun has affirmatively determined that none of its current non-employee directors, each of whom is anticipated to be elected to New Sun’s board of directors, has a relationship which, in the opinion of Sun’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities as a director. Accordingly, Sun’s board of directors has affirmatively determined that each of Messrs. Anderson, Astorga, Bement, Foster, Looney and Walters and Mrs. Kennelly is “independent” under the applicable rules of the NASDAQ Stock Market. Messrs. Foster and Walters are also expected to serve on the board of directors of Sabra following the REIT Conversion Merger. In serving on the board of directors of both New Sun and Sabra, Messrs. Walters and Foster will have an actual conflict of interest with respect to matters at Sabra involving New Sun and matters at New Sun involving Sabra. In order to mitigate this conflict of interest, each of Sabra and New Sun expects to adopt governance guidelines prior to the Separation that will prohibit Messrs. Walters and Foster from participating in board discussions at either New Sun or Sabra to the extent the discussions at Sabra relate to negotiations, disputes or other material matters involving New Sun or the discussions at New Sun relate to negotiations, disputes or other material matters involving Sabra. Each board may, in the future, also form committees of independent directors to discuss and act upon matters involving both New Sun and Sabra. Aside from these matters, New Sun does not expect to exclude Messrs. Walters and Foster from any other board business or company information and it is not expected that Messrs. Foster’s or Walters’ membership on Sabra’s board of directors will interfere with such director’s exercise of independent judgment in carrying out his responsibilities as a director of New Sun.

Further, there are no family relationships between any of the individuals who are expected to serve as members of New Sun’s board of directors and as executive officers of New Sun following the Separation.

Committees of the Board of Directors

Following the Separation, the standing committees of New Sun’s board of directors will include: Audit, Compensation, Nominating and Governance, Compliance and Executive. The members of these standing committees will be appointed by and will serve at the discretion of the board of directors of New Sun. It is anticipated that each member of New Sun’s Audit Committee, Compensation Committee and Nominating and Governance Committee will be “independent” under the applicable rules of the NASDAQ Stock Market and that each member of the Audit Committee will also be “independent” under Rule 10A-3 under the Exchange Act.

It is expected that the Chief Executive Officer, General Counsel and Secretary of New Sun will regularly attend meetings of New Sun’s board committees when they are not in executive session, and often report on matters that are not addressed by other officers. In addition, New Sun’s directors will be encouraged to communicate directly with members of management regarding matters of interest, including matters related to risk, at times when meetings are not being held.

Audit Committee. The Audit Committee is expected to be responsible for overseeing New Sun’s accounting and financial reporting processes. In addition, the Audit Committee will be responsible for periodically discussing New Sun’s policies for the assessment and management of risks to New Sun that could materially and adversely impact New Sun’s financial position or operating results, or the financial reporting of the same, with management and New Sun’s internal auditors and independent accountants, as well as New Sun’s plans to monitor, control and minimize risks pursuant to such policies. The Audit Committee will also be responsible for primary risk oversight relating to New Sun’s financial reporting, accounting and internal controls, and will oversee risks relating to insurance matters (including New Sun’s self-insurance programs), general and professional liability and workers’ compensation.

Compliance Committee. The Compliance Committee is expected to assist the board of directors of New Sun in ensuring the ongoing commitment of New Sun with respect to compliance with applicable laws, regulations, professional standards, industry guidelines and New Sun’s policies and procedures. This responsibility is expected to include overseeing New Sun’s compliance with, and New Sun’s assessment and management of risks related to, the complex federal and state healthcare regulations that will govern New Sun’s business practices. The Compliance Committee will also oversee compliance with New Sun’s Code of Conduct, which is expected to be adopted prior to the Separation.

Compensation Committee. The Compensation Committee will oversee and determine the compensation of New Sun’s Chief Executive Officer and other executive officers, including salaries, bonuses, grants of stock options and other forms of equity-based compensation, approve all employment and severance agreements for executive officers, approve significant changes to benefit plans and perform such other functions as the board of directors of New Sun may direct. The Compensation Committee will also administer New Sun’s stock incentive plans and make recommendations to the board of directors of New Sun concerning the compensation of the directors.

It is expected that the Compensation Committee will take into account recommendations of New Sun’s Chief Executive Officer, in determining the compensation (including stock awards) of executive officers other than the Chief Executive Officer. Otherwise, it is not expected that New Sun’s officers will have any role in determining the form or amount of compensation paid to the executive officers of New Sun. In addition, the Compensation Committee will retain the power to appoint and delegate matters to a subcommittee but any such subcommittee does not have final decision-making authority on behalf of the Committee. The Compensation Committee is not currently expected to appoint or delegate any matters to a subcommittee. The Compensation Committee will meet as necessary to formulate its compensation decisions. Such meetings may include one or more of New Sun’s executive officers or consultants retained by the Compensation Committee.

Nominating and Governance Committee. The Nominating and Governance Committee will be responsible for governance issues, and will oversee New Sun’s assessment and management of risks and issues related to New

Sun’s governance structure. The Nominating and Governance Committee will also recommend to the board of directors of New Sun nominees for election to the board at annual meetings of stockholders and develop and recommend to the board of directors of New Sun a set of corporate governance principles for New Sun.

Executive Committee. The Executive Committee will assist New Sun’s board of directors in fulfilling its responsibilities in an efficient and timely manner during the interval between regular meetings of the full board. In performing this role, the Executive Committee will be empowered to exercise all powers and authority of the board of directors of New Sun if board action is needed during the interval between meetings of the board, provided that the Executive Committee may not take any action which (i) would require the approval of New Sun’s stockholders, (ii) would be in contravention of the powers that a committee may exercise pursuant to the DGCL, (iii) pertains to the specific duties or responsibilities of the Audit Committee, the Compensation Committee, Compliance Committee or the Nominating and Governance Committee, or (iv) is in contravention of specific directions given by the full board.

Stockholder and Interested Party Communications with Directors

Following the Separation, New Sun stockholders may send written communications to New Sun’s board of directors or to specified individual directors on the board, c/o New Sun’s Secretary at 18831 Von Karman, Suite 400, Irvine, California 92612. All mail received will be opened and communications that relate to matters that are within the scope of the responsibilities of the board of directors, other than solicitations, junk mail and frivolous or inappropriate communications, will be forwarded to the Chairman of New Sun’s board of directors or any specified individual director, as applicable. If the correspondence is addressed to New Sun’s board of directors, the Chairman will distribute it to the other board members if he determines it is appropriate for the board to review.

MANAGEMENT OF SABRA

Information Regarding Directors and Executive Officers of Sabra

The following information is as of September 15, 2010 with respect to those persons who are expected to serve as Sabra’s directors and executive officers following the REIT Conversion Merger. Sabra will be led by Mr. Matros as Chairman and Chief Executive Officer. Harold W. Andrews, Jr., a finance professional who has extensive real estate ownership experience as well as extensive experience with healthcare providers, will become Executive Vice President and Chief Financial Officer of Sabra, and Talya Nevo-Hacohen, a real estate finance executive with more than 20 years of experience in real estate finance, acquisition and development, will become Chief Investment Officer of Sabra. Mr. Matros is currently the sole director of Sabra. At the time of the REIT Conversion Merger, two members of the board of directors of Sun (Michael J. Foster and Milton J. Walters, who will also be New Sun directors) and two other persons not affiliated with Sun or New Sun (Craig A. Barbarosh and Robert A. Ettl) will also become directors of Sabra.

Directors

As described above, the directors of Sabra following the REIT Conversion Merger will consist of Messrs. Barbarosh, Ettl, Foster, Matros and Walters.

Sabra believes that its directors should be of high character and integrity, be accomplished in their respective fields, have relevant expertise and experience and collectively represent a diversity of age, background and experience. The disclosure below identifies and describes the key experience, qualifications and skills that are expected to be important for persons who will serve on Sabra’s board of directors in light of its businesses and structure. The specific experiences, qualifications and skills that the board of directors of Sabra expects to consider in selecting the individuals below to serve as directors of Sabra are included in their individual biographies.

•

Leadership experience. Sabra’s board believes that directors with experience in a significant leadership position, such as having served as chief executive officer of another entity, will provide the Sabra board with special insights. These individuals generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.

•

Finance experience. Sabra’s board believes that an understanding of finance and financial reporting processes is important for its directors and therefore it will seek directors who are financially knowledgeable. Sabra intends to measure its operating and strategic performance primarily by reference to financial targets. In addition, accurate financial reporting and robust auditing are expected to be critical to its success.

•

Industry experience. Sabra will seek directors with experience as executives or directors or in other leadership positions in the industries in which it operates. Sabra’s board believes that such experience is important to the director’s understanding of Sabra’s operations, risks and opportunities.

•

Public company experience. Sabra’s board believes that directors with experience as executives or directors in publicly owned corporations, including as members of the key standing board committees of those corporations, will be more familiar with the securities laws and other issues faced by public companies that do not affect privately owned corporations.

•	Other experience. Sabra will seek directors who bring diverse, yet relevant experience to the board of directors.

Craig A. Barbarosh, age 44, has been a partner of the international law firm of Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) since 1999 and is a nationally recognized restructuring expert. He has served in several leadership positions while a partner at Pillsbury including serving on the firm’s Board of Directors, as the Chair of the firm Board’s Strategy Committee, as a co-leader of the firm’s national Insolvency & Restructuring practice section and as the Managing Partner of the firm’s Orange County office. Mr. Barbarosh also currently serves as a director, and as chair of the nominating committee and member of the transaction and compensation committees, of Quality Systems, Inc., a developer and marketer of healthcare information systems. Mr. Barbarosh received a Juris Doctorate with honors from the University of the Pacific, McGeorge School of Law in 1992 and a Bachelor of Arts in Business Economics from the University of California at Santa Barbara in 1989. Mr. Barbarosh has received certificates from Harvard Business School for completing executive education courses on Private Equity and Venture Capital (2007) and Strategic Financial Analysis for Business Evaluation (2010).

Director Qualifications:

•	Public company experience—current director and chair of the nominating committee of a public company; and

•	Other experience as a practicing attorney specializing in the area of financial and operational restructuring and related mergers and acquisitions.

Robert A. Ettl, age 51, currently serves as Chief Operating Officer of Harvard Management Company (HMC). Mr. Ettl joined HMC in October 2008. HMC manages the endowment for Harvard University. Previously, he was a Managing Director with Allianz Global Investors from 2001 to 2008, where he was most recently Chief Executive Officer for the Alpha Vision hedge fund subsidiary from 2003 to 2007 and served as an internal management consultant from 2007 to 2008. He was also the firm’s Global Chief Technology and Operations Officer from 2001 to 2003. Prior to its acquisition by Allianz, Mr. Ettl held various roles at Pacific Investment Management Co. (“PIMCO”) from 1995 to 2000. He joined PIMCO in 1995 as Chief Operations Officer, later focusing on PIMCO’s international expansion as Chief Operating Officer of PIMCO’s Global unit in 1998 and became Executive Vice President and Chief Information Officer in 1999. Mr. Ettl has previously held management positions in Salomon Brothers’ government arbitrage trading analytics, technology and operations divisions. He also was associated with Arthur Andersen & Co. (now Accenture) as a senior consultant. Mr. Ettl served as a director of Advent Software, Inc., a provider of software and services for the investment management industry, from November 2007 until November 2009. Mr. Ettl holds a B.A. degree in Economics, a M.B.A. in Finance, and a Master of Public Health in Health Administration from Columbia University.

Director Qualifications:

•

Leadership experience—expertise managing operations of financial services companies in a variety of officer positions including chief executive officer, chief operating officer, and chief technology officer;

•

Finance experience—chief operating officer of Harvard Management Company responsible for managing Harvard University’s endowment and related assets and previously chief executive officer of a hedge fund;

•	Industry experience—management consulting in the healthcare field; and

•	Public company experience—former director and the audit committee member of a public company.

Michael J. Foster, age 57, has served as a member of Sun’s board of directors since 2005. Mr. Foster is a managing director of RFE Management Corp. of New Canaan, Connecticut, where he has been employed since 1989. RFE Management Corp. is the investment manager for RFE Investment Partners V, L.P., RFE Investment Partners VI, L.P and RFE Investment Partners VII L.P. (collectively referred to as “RFE”) and other private equity investment funds. Mr. Foster was a director of several publicly held healthcare companies five or more years ago, including Res-Care., Inc., a provider of residential, therapeutic and educational support to people with developmental or other disabilities, from 2001 to 2005. Mr. Foster is also, and has been previously, a director of several privately held portfolio companies of RFE, including Peak Medical Corporation, an operator of long-term care inpatient centers, from 1998 to 2005.

Director Qualifications:

•	Industry experience—former director of a long-term care company;

•	Public company experience—former director of several public companies; and

•	Other experience as director of multiple privately held companies.

Richard K. Matros, age 56, has been Sun’s Chairman of the Board and Chief Executive Officer since 2001 and is expected to serve as Sabra’s Chairman and Chief Executive Officer following the REIT Conversion Merger. Mr. Matros served as Chief Executive Officer and President of Bright Now! Dental from 1998 to 2000. From 1998 until its sale in May 2008, Mr. Matros was also the managing partner of CareMeridian, LLC (“CareMeridian”), a healthcare company that specialized in offering subacute and skilled nursing for patients suffering from traumatic brain injury, spinal cord injury and other catastrophic injuries, and continues to hold a partnership interest in a number of entities that own and lease real property to CareMeridian. Previously, from 1994-1997, he served Regency Health Services, Inc., a publicly held long-term care operator, holding positions as Chief Executive Officer, President, director and Chief Operating Officer. Prior to that time, from 1988 to 1994, he served Care Enterprises, Inc., holding positions as Chief Executive Officer, President, Chief Operating Officer, director and Executive Vice President—Operations. Mr. Matros currently serves on the Executive Committee of the Alliance for Quality Nursing Home Care, a Washington, D.C. based advocacy group for the long-term healthcare industry, on the board of directors of Smile Brands, Inc. and on the advisory board for RFE Investment Partners.

Director Qualifications:

•	Industry experience—executive of long-term care companies for over 20 years and experience in long-term care companies for 35 years;

•	Public company experience—former and current chief executive officer of publicly held companies; and

•	Leadership experience—former and current chief executive officer.

Milton J. Walters, age 68, has served as a member of Sun’s board of directors since 2001. Mr. Walters has served with investment banking companies for over 40 years, including: President of Tri-River Capital since 1999; Managing Director of Prudential Securities from 1997 to 1999; Senior Vice President and Managing Director of Smith Barney from 1984 to 1988, where he was in charge of the financial institutions group; and Managing Director of Warburg Paribas Becker from 1965 to 1984, where he was in charge of the financial institutions group. He has served on the board of directors of Decision One Corporation, a privately held information technology services company, since 2003 and is currently the chairman of its audit committee, and on the board of directors and audit committee of Fredericks of Hollywood Group, Inc., a publicly held company that designs, manufactures and sells women’s clothing, since 2008.

Director Qualifications:

•	Public company experience—current director and member of an audit committee of a public company;

•	Leadership experience—current president and former managing director of investment banking companies; and

•	Finance experience—current audit committee chairman of private company and extensive experience from 40 years of investment banking positions.

Executive Officers

The following table sets forth information as of September 15, 2010 regarding each person who will serve as an executive officer of Sabra after the REIT Conversion, including each person’s anticipated position.

Name	Age	Expected Position
Richard K. Matros	56	Chief Executive Officer
Harold W. Andrews, Jr.	46	Executive Vice President and Chief Financial Officer
Talya Nevo-Hacohen	50	Chief Investment Officer

The biographical information for Richard K. Matros is included under “—Directors” above.

Harold W. Andrews, Jr. will serve as Sabra’s Executive Vice President and Chief Financial Officer following the REIT Conversion Merger. Mr. Andrews also serves as managing partner of Journey Health Properties, LLC and Journey Lane 5, LLC, two real estate holding entities he organized to own and lease specialized healthcare facilities and a commercial office building. From 1997 to May 2008, Mr. Andrews was also a partner and Chief Financial Officer of CareMeridian. Previously, from 1996 to 1997, Mr. Andrews served as the Vice President of Finance for Regency Health Services, Inc., a provider of post-acute care services. Prior to that time, he spent 10 years in public accounting at Arthur Andersen LLP, including serving as senior manager for publicly traded healthcare and real estate companies. Mr. Andrews is also a CPA and a member of the AICPA and Financial Executives International. He also serves on the boards of directors of Links Players International and Urban Health Alliance, two non-profit organizations. On December 28, 2000, Mr. Andrews entered into a consent decree with the SEC in connection with an insider trading investigation relating to a 1997 purchase of shares of Regency Health Services made by a family member of Mr. Andrews. Pursuant to the terms of the consent decree, Mr. Andrews consented, without admitting or denying the allegations in the SEC’s complaint, to a permanent injunction of certain federal securities law anti-fraud rules and the payment of a civil penalty of approximately $53,000. Mr. Andrews did not profit personally from his family member’s stock purchase.

Talya Nevo-Hacohen will serve as Sabra’s Chief Investment Officer following the REIT Conversion Merger. Ms. Nevo-Hacohen currently serves as an advisor to private real estate developers and operators regarding property acquisitions and dispositions, corporate capitalization, and equity and debt capital raising. From August 2008 to February 2009, Ms. Nevo-Hacohen was a Managing Director with Cerberus Real Estate Capital Management, LLC, an affiliate of Cerberus Capital Management, L.P., a private investment firm. From 2003 to 2006, Ms. Nevo-Hacohen served as Senior Vice President—Capital Markets and Treasurer for HCP, Inc., a healthcare REIT. Previously, from 1993 to 2003, Ms. Nevo-Hacohen worked for Goldman, Sachs & Co. where she was a Vice President in the investment banking and finance, operations and administration divisions. Prior to her affiliation with Goldman Sachs, she practiced architecture and was associated with several architectural firms in New York.

Director Independence

Sabra’s board of directors, upon the recommendation of its Nominating and Governance Committee, is expected to formally determine the independence of its directors following the REIT Conversion Merger. The board of directors of Sun has affirmatively determined that neither Mr. Foster nor Mr. Walters, each of whom is anticipated to be elected to Sabra’s board of directors, has a relationship which, in the opinion of Sun’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities as a director. Accordingly, Sabra’s board of directors is expected to affirmatively determine that each of Messrs. Foster and Walters is “independent” under the applicable rules of the NASDAQ Stock Market. Based on information known to Sabra, Sabra’s board of directors is also expected to affirmatively determine that each of Messrs. Barbarosh and Ettl is “independent” under the applicable rules of the NASDAQ Stock Market.

As described under “Management of New Sun,” Messrs. Foster and Walters are also expected to serve on the board of directors of New Sun following the Separation. In serving on the board of directors of both New Sun and Sabra, Messrs. Walters and Foster will have an actual conflict of interest with respect to matters at Sabra involving New Sun and matters at New Sun involving Sabra. In order to mitigate this conflict of interest, each of Sabra and New Sun expects to adopt governance guidelines prior to the Separation that will prohibit Messrs. Walters and Foster from participating in board discussions at either New Sun or Sabra to the extent the discussions at Sabra relate to negotiations, disputes or other material matters involving New Sun or the discussions at New Sun relate to negotiations, disputes or other material matters involving Sabra. Each board may, in the future, also form committees of independent directors to discuss and act upon matters involving both New Sun and Sabra. Aside from these matters, Sabra does not expect to exclude Messrs. Walters and Foster from any other board business or company information and does not expect that Messrs. Foster’s or Walters’ membership on New Sun’s board of directors will interfere with such director’s exercise of independent judgment in carrying out his responsibilities as a director of Sabra.

Further, there are no family relationships between any of the individuals who are expected to serve as members of Sabra’s board of directors and as executive officers of Sabra following the REIT Conversion Merger.

Committees of the Board of Directors

Following the Separation, the standing committees of Sabra’s board of directors will include: Audit, Compensation, and Nominating and Governance. The members of these standing committees will be appointed by and will serve at the discretion of the board of directors of Sabra. It is anticipated that each member of Sabra’s Audit Committee, Compensation Committee and Nominating and Governance Committee will be “independent” under the applicable rules of the NASDAQ Stock Market and that each member of the Audit Committee will also be “independent” under Rule 10A-3 under the Exchange Act.

It is expected that the Chief Executive Officer and Secretary of Sabra will regularly attend meetings of Sabra board committees when they are not in executive session, and often report on matters that are not addressed by other officers. In addition, Sabra’s directors will be encouraged to communicate directly with members of management regarding matters of interest, including matters related to risk, at times when meetings are not being held.

Audit Committee. The Audit Committee is expected to be responsible for overseeing Sabra’s accounting and financial reporting processes. In addition, the Audit Committee will be responsible for periodically discussing Sabra’s policies for the assessment and management of risks to Sabra that could materially and adversely impact Sabra’s financial position or operating results, or the financial reporting of the same, with management and Sabra’s internal auditors and independent accountants, as well as Sabra’s plans to monitor, control and minimize risks pursuant to such policies. The Audit Committee will also be responsible for primary risk oversight relating to Sabra’s financial reporting, accounting and internal controls, and will oversee risks relating to insurance matters, general and professional liability and workers’ compensation.

Compensation Committee. The Compensation Committee will oversee and determine the compensation of Sabra’s Chief Executive Officer and other executive officers, including salaries, bonuses, grants of equity-based compensation, approve all employment and severance agreements for executive officers, approve significant changes to benefit plans and perform such other functions as the board of directors of Sabra may direct. The Compensation Committee will also administer Sabra’s stock incentive plans and make recommendations to the board of directors of Sabra concerning the compensation of the directors.

It is expected that the Compensation Committee will take into account recommendations of Sabra’s Chief Executive Officer, in determining the compensation (including stock awards) of executive officers other than the Chief Executive Officer. Otherwise, it is not expected that Sabra’s officers will have any role in determining the form or amount of compensation paid to the executive officers of Sabra. In addition, the Compensation

Committee will retain the power to appoint and delegate matters to a subcommittee but any such subcommittee will not have final decision-making authority on behalf of the Committee. The Compensation Committee is not currently expected to appoint or delegate any matters to a subcommittee. The Compensation Committee will meet as necessary to formulate its compensation decisions. Such meetings may include one or more of Sabra’s executive officers or consultants retained by the Compensation Committee.

Nominating and Governance Committee. The Nominating and Governance Committee will be responsible for governance issues, and will oversee Sabra’s assessment and management of risks and issues related to Sabra’s governance structure. The Nominating and Governance Committee will also recommend to the board of directors of Sabra nominees for election to the board at annual meetings of stockholders and develop and recommend to the board of directors of Sabra a set of corporate governance principles for Sabra.

Stockholder and Interested Party Communications with Directors

Following the REIT Conversion, Sabra stockholders may send written communications to Sabra’s board of directors or to specified individual directors on the board, c/o Sabra’s Secretary at 18500 Von Karman, Suite 550, Irvine, CA 92612. All mail received will be opened and communications that relate to matters that are within the scope of the responsibilities of the board of directors, other than solicitations, junk mail and frivolous or inappropriate communications, will be forwarded to the Chairman of Sabra’s board of directors or any specified individual director, as applicable. If the correspondence is addressed to Sabra’s board of directors, the Chairman will distribute it to the other board members if he determines it is appropriate for the board to review.

DIRECTOR COMPENSATION—FISCAL 2009

The following table presents information regarding the compensation paid for 2009 to members of Sun’s board of directors who are not also employees of Sun (“Non-Employee Directors”). The compensation paid to Mr. Matros, who is also one of Sun’s employees, is presented below in the Summary Compensation Table and the related tables. Mr. Matros is not entitled to receive additional compensation for his service as a director. Following the Separation and REIT Conversion Merger, New Sun and Sabra will each determine the compensation programs for the respective members of its board of directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)		Stock Awards ($)(1)(2)(3) (c)	Total ($) (d)
Gregory S. Anderson	73,500		99,998	173,498
Tony M. Astorga	65,500		99,998	165,498
Christian K. Bement	78,750		99,998	178,748
Michael J. Foster	56,000		99,998	155,998
Barbara B. Kennelly	57,500	(4)	99,998	157,498
Steven M. Looney	63,000		99,998	162,998
Milton J. Walters	79,000		99,998	178,998

(1)	The amounts reported in Column (c) reflect the aggregate fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of Sun’s financial statements. No stock awards or option awards granted to Non-Employee Directors were forfeited during 2009. No stock options were granted to the Non-Employee Directors during 2009. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see the discussion of stock awards and option awards contained in Note 12—“Capital Stock” to Sun’s consolidated financial statements included in Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
(2)	The number of outstanding and unexercised options and the number of unvested stock units held by each of the Non-Employee Directors as of December 31, 2009 are shown below:

Director	Number of Shares Subject to Outstanding Options As of 12/31/09
	Exercisable	Unexercisable	Number of Unvested Restricted Stock Units as of 12/31/09
Gregory S. Anderson	32,513	5,511	9,289
Tony M. Astorga	22,513	5,511	8,039
Christian K. Bement	22,513	5,511	8,039
Michael J. Foster	15,163	5,511	8,039
Barbara B. Kennelly	15,163	5,511	8,039
Steven M. Looney	22,513	5,511	8,039
Milton J. Walters	32,513	5,511	9,289

(3)	Each director received a grant of 10,111 restricted stock unit awards on March 18, 2009 with a grant date fair value of $99,998.
(4)	Mrs. Kennelly elected to receive stock units in lieu of 50% of her quarterly fees during 2009. Accordingly, Mrs. Kennelly received 518 units, 518 units, 506 units and 477 units on March 31, June 30, September 30, December 31, 2009, respectively, for those quarters. However, her fees are reported as though they had been paid in cash and not converted to units.

Director Compensation. For 2009, each Non-Employee Director was entitled to receive the following as cash compensation: (1) an annual fee of $35,000, payable in four equal quarterly installments, (2) $1,750 for each Sun board of directors or committee meeting attended in person, (3) for each additional Sun committee meeting attended in person on the same date, $1,500 for Audit or Compliance Committee meetings, and $1,000 for

Compensation or Nominating and Governance Committee meetings, and (4) $1,000 for any Sun board of directors or committee meetings attended by telephone. Each Chairperson of a committee of the Sun board of directors is entitled to receive an additional annual fee, payable in four equal quarterly installments, as follows: $8,000 for Audit, $6,000 for Compliance, and $5,000 for each of Compensation, Nominating or Executive.

The directors have the right to elect to receive their annual fees and chairperson fees in the form of restricted stock units in lieu of cash, which units would be issued as of the last day of the quarter in which the fees relate and the units would be valued as of the award date. In addition, each of the Non-Employee Directors is entitled to receive an annual award of Sun restricted stock units valued at $100,000 on the date of the award. Each of these awards (1) vests monthly over one year, (2) is not distributable as shares of Sun common stock until the earlier of the directors having attained five years of service on the Sun board of directors or the director’s separation from service from the board, and (3) any unvested restricted stock units shall accelerate and vest in full on the occurrence of a change in control or the Non-Employee Director’s death or disability.

Each of the Non-Employee Directors is reimbursed for out-of-pocket expenses for attendance at Sun board of directors and committee meetings.

Treatment of Options and Restricted Stock Units in the Separation and REIT Conversion Merger. In connection with the Separation and REIT Conversion Merger, each of New Sun and Sabra will have in place an equity incentive plan that will provide for awards with respect to shares of each entity’s common stock. Sabra will assume Sun’s 2009 Performance Incentive Plan and Sun’s 2004 Equity Incentive Plan in connection with the REIT Conversion Merger, and, prior to the Separation, New Sun will adopt new equity incentive plans containing substantially the same terms as Sun’s 2009 Performance Incentive Plan and Sun’s other equity incentive plans. In connection with the Separation and REIT Conversion Merger, each Non-Employee Director’s Sun options, whether vested or unvested, and unvested restricted stock units of Sun will be converted, and adjusted as described below, into awards with respect to shares of New Sun common stock. The number of shares subject to and the exercise price of each converted option, and the number of shares subject to each unvested restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger. These converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards, including the applicable vesting conditions. Each Sun restricted stock unit held by a Non-Employee Director which has vested but the payment of which has been deferred to a later date is currently expected to be converted into an award with respect to the same number of shares of New Sun common stock and Sabra common stock that a Sun stockholder will receive for each share of Sun common stock in connection with the Separation and REIT Conversion Merger (i.e., one share of New Sun common stock and one share of Sabra common stock for every three such restricted stock units). In addition, under the terms of the outstanding restricted stock unit awards, the holders of such awards will receive in connection with the Separation, or if later, at the time the restricted stock units vest, a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation. Based upon the expected amount of the cash distribution of $0.17 per share, the aggregate amount of the cash distribution, assuming all of the outstanding restricted stock units become fully vested, is expected to be approximately $180,000. The actual amount of the distribution will not be determined until the time of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation.” Holders of Sun options do not have rights to receive cash distributions. Sun options and restricted stock units held by Messrs. Foster and Walters, each of whom is anticipated to be elected to both New Sun’s and Sabra’s board of directors, will be treated in the same manner as other Non-Employee Directors as described in this paragraph.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to Sun’s principal executive officer, principal financial officer, and three other most highly compensated executive officers for 2009. These individuals, which include Mr. Matros, Mr. Shaul, Mr. Mathies, Ms. Gwyn and Mr. Newman, are referred to as the Named Executive Officers in this proxy statement/prospectus. In accordance with the SEC’s disclosure rules, the discussion in this section and the information presented in the related compensation tables that follow focuses primarily on Sun’s compensation program in effect for 2009.

Historically, the elements of Sun’s executive compensation program have been reviewed and approved by the Compensation Committee of Sun’s board of directors (the “Sun Committee”). None of the Named Executive Officers is a member of the Sun Committee or, except as noted below, had any role in determining the compensation of the Named Executive Officers.

Compensation

Following the Separation and REIT Conversion Merger, New Sun’s compensation committee and board of directors will discuss and approve the executive compensation program for New Sun’s executive officers. This compensation program is expected to be substantially similar to the compensation program currently in place at Sun, except with respect to Mr. Mathies. The details of Mr. Mathies’ compensation as Chief Executive Officer of New Sun have not yet been determined. New Sun also expects to adopt Sun’s annual incentive bonus plans, its 401(k) plan and the deferred compensation plan of Sun.

Following the Separation and REIT Conversion Merger, Sabra’s compensation committee and board of directors will discuss and approve the executive compensation program for Sabra’s executive officers. Subject to the determination of the compensation committee, Sabra currently anticipates that Mr. Matros will receive annual compensation as the Chief Executive Officer of Sabra in line with that of chief executive officers of other publicly traded REITs and not in excess of his annual compensation as the Chief Executive Officer of Sun. The details of the compensation of other executives of Sabra have not yet been determined.

The treatment of outstanding equity awards to present Sun executives is discussed under the heading “—Long-Term Incentives—Stock Options and Restricted Stock Unit Awards.”

Compensation Program and Objectives

Sun’s compensation program for executives is intended to:

•	attract and retain quality executive officers;

•	motivate exceptional performance;

•	maintain the highest possible quality of care for Sun’s patients and residents;

•	align the interests of Sun’s executive management with the interests of Sun’s stockholders;

•	enhance profitability; and

•	inspire teamwork and loyalty among the executives.

Sun believes that its combination of performance-based compensation, including annual cash incentive bonuses and equity-based long-term incentives, together with an annual base salary, helps to accomplish these objectives.

Sun’s Named Executive Officers receive compensation pursuant to their employment agreements and Sun’s performance incentive plan or, in the case of Ms. Gwyn, the President of SunDance, an incentive bonus plan agreement and a severance benefit agreement. The Named Executive Officers also participate in benefit plans that are available to Sun’s officers and other employees. The material terms of these agreements and plans are described below in this Compensation Discussion and Analysis and in the narrative that follows the Summary Compensation Table.

In structuring executive compensation programs, Sun considers how each component promotes retention and/or motivates executive performance. Base salaries and benefit programs (including perquisites and severance benefits) are primarily intended to attract and retain qualified executives by providing a predictable level of compensation to these executives. These elements of Sun’s executive compensation program are not directly dependent on attaining performance goals (although base salary amounts and benefits determined by reference to base salary may increase from year to year depending on performance). The other elements of Sun’s compensation program for senior executives are, however, performance-based.

Sun’s annual incentive bonus is primarily intended to reward the Named Executive Officers for achieving specific strategies and operating objectives. Incentive bonuses are designed to reward performance for the prior year. Sun’s annual stock awards are long-term equity incentives and are primarily intended to align the interests of the Named Executive Officers and Sun’s stockholders. Long-term equity incentives generally vest over a period of four years, promoting retention and rewarding sustained performance.

Executives are encouraged to retain all of the stock received pursuant to Sun’s equity incentive plans, net of amounts that are used to satisfy income tax withholding obligations, subject to individual circumstances. In addition, in 2009, Sun adopted a stock ownership guideline for executive officers. The guideline provides that executive officers retain shares of Sun common stock (including unvested restricted stock units) with a value equal to 2.5 times their respective annual base salaries by the later of three years of becoming an executive officer or December 31, 2012. Sun has no other policy regarding stock ownership by executives, including any requirement that Named Executive Officers retain ownership of vested stock awards.

Sun believes that performance-based compensation, such as annual incentive bonuses and long-term equity incentives, plays a significant role in motivating performance and in aligning the interests of management with the interests of Sun stockholders. For 2009, the Sun Committee approved executive compensation arrangements that were intended to result in excess of 55% of the total direct compensation of each Named Executive Officer being tied directly to financial performance. For Mr. Matros and Mr. Mathies, the performance based portion of their compensation was anticipated to exceed 70% and 64%, respectively, of their total direct compensation. Base salary constituted the balance of each Named Executive Officer’s 2009 total direct compensation. (As used in this discussion, the term “total direct compensation” means the aggregate amount of the executive’s base salary, annual incentive bonus, and long-term equity incentive awards based on the grant-date fair value of such awards as determined under the accounting principles used in Sun’s financial reporting.)

Differences in compensation levels among the group of Named Executive Officers are largely attributable to the executives’ respective responsibilities, corporate function and individual impact on Sun’s overall financial performance.

Compensation Consultant

The Sun Committee retained Frederic W. Cook & Co., Inc. (“FWC”), an independent compensation consultant, to conduct a review of industry and sector trends in executive compensation and to assist the Sun Committee’s deliberations concerning 2009 compensation. FWC provided analyses of executive and director compensation in similar peer companies (listed below), assisted in the determination of performance-based target ranges for incentive bonuses and stock-based awards for executives and the number of shares to be subject to the stock-based awards, and advised on other aspects of executive compensation as requested by the Sun Committee. FWC reports only to the Sun Committee, and does not perform services for Sun, except on behalf of, and as instructed by, the Sun Committee.

Peer Companies

In making its 2009 compensation decisions, the Sun Committee, with the assistance of FWC, reviewed related data from fifteen other companies that operated healthcare businesses in 2008. These companies ranged in size from one-third to three times Sun’s revenue and market capitalization (determined at the time the peer group was selected). Several companies that comprise this peer group were selected because they were among the few public companies that operated skilled nursing facilities and other inpatient facilities similar to Sun’s core business. Others were selected because they provided home healthcare or therapy services. FWC also provided data from proprietary surveys of executive compensation for the Sun Committee’s review.

The peer companies used for 2009 compensation decisions were:

Amedysis, Inc.	Brookdale Senior Living, Inc.
Emeritus Corporation	Gentiva Health Services, Inc.
HealthSouth Corporation	Healthspring
Kindred Healthcare, Inc.	Lincare Holdings Inc.
Magellan Heath Services	National Healthcare Corporation
Odyssey Healthcare	Psychiatric Solutions
Res-Care, Inc.	Skilled Healthcare Group, Inc.
Sunrise Senior Living

Companies that comprise this peer group are likely to change over time, given the merger and restructuring activity that has occurred in this sector over the past few years. Apria Healthcare and Five Star Quality Care were deleted from Sun’s 2008 peer group, and Healthspring, Odyssey, Psychiatric Solutions and SunRise Senior Living were added. Following the Separation and REIT Conversion Merger, New Sun and Sabra will each select its appropriate peer companies for use in making future compensation decisions.

In making compensation decisions for 2009, the Sun Committee did not rely solely on peer group compensation or survey data or determine the Named Executive Officers’ compensation by benchmarking it against compensation paid by Sun’s peer companies. Rather, the Sun Committee used the peer company and survey data as a general reference and also considered other factors, including its assessment of:

•	the competitive environment for executives in Sun’s industry,

•	the compensation paid to Sun’s officers in prior years,

•	Sun’s acquisitions over the past few years, the capital raising efforts that made those acquisitions possible, and the integration efforts required to consolidate those acquisitions,

•	the improved operating performance that Sun has experienced since 2005,

•	the improved quality of care that prevailed in 2009,

•	the difficult operating conditions during the current economic downturn,

•	the impact of the Medicare and Medicaid rate environment, and

•	the performance-based structure of Sun’s compensation system.

Base Salaries

The Sun Committee reviews annually, with the assistance of FWC, base salaries paid to the Named Executive Officers and discusses whether adjustments are appropriate after taking into account individual performance and the factors listed above. With respect to executive officers other than Mr. Matros, the Sun Committee considers the recommendations of Mr. Matros in approving salary adjustments. Given the severe impact of the economic downturn that began in 2008, no increases in base salary were made in 2009 for Sun’s executive officers, including the Named Executive Officers.

Annual Incentive Compensation

Each Named Executive Officer participates in a plan that provides for an annual incentive bonus if Sun achieves or exceeds one or more minimum financial performance targets. The bonus amount is determined by the level of achievement of the financial performance targets. Consultations with Mr. Matros and FWC, and discussions among the Sun Committee members, concerning a 2009 incentive bonus plan commenced in the latter part of 2008, and culminated, in February 2009, after a review and discussion of Sun’s projected 2009 financial results, with the Sun Committee’s adoption of the 2009 Executive Bonus Plan (the “Bonus Plan”) and the SunDance President 2009 Incentive Plan (the “SunDance Plan”). These plans together established the annual incentive bonus structure and potential amounts of incentive bonuses for each Named Executive Officer. Ms. Gwyn’s incentive bonus is determined by a plan document different than the Bonus Plan because she is primarily responsible for the financial performance of SunDance, on which a significant part of her bonus depends. The Sun Committee also approved the associated financial performance targets for 2009 for these plans, which were based on management’s 2009 financial projections. These financial expectations for 2009 were based on Sun’s consistent growth since 2004, anticipated occupancy and continued operating efficiencies and, in particular, modest growth in rates paid by Sun’s payor sources, including rates under the Medicare and Medicaid programs.

In its discussions, the Sun Committee considered the bonus structure for 2008 and prior years, provisions of existing employment agreements, and incentive bonuses paid to similarly situated executives at Sun’s peer companies. The Bonus Plan is similar to Sun’s bonus programs of the past few years: bonuses were to be calculated as percentages of base salary, which, at the minimum, target and maximum levels, were identical to the percentages of the 2008 incentive bonus plan (other than for Mr. Matros and Mr. Mathies, whose target bonuses were each increased by an additional 5% of base salary, in recognition of their leadership and responsibility for Sun’s success). In March 2009, the Sun Committee amended and restated the Bonus Plan to include a recoupment provision as described below under “—Recoupment Provision.”

Due to severe economic conditions, in 2009 many state governments unexpectedly reduced or froze rates under the Medicaid program. In addition, the federal government implemented a one-time reduction in Medicare rates. As a result of these actions, lower amounts were paid under the Medicaid and Medicare programs for the care of residents and patients of nursing centers, including centers operated by Sun’s subsidiaries. The lower Medicaid and Medicare reimbursements in 2009 substantially reduced Sun’s revenues below the levels contemplated when the financial performance targets were adopted in February 2009. Moreover, in 2009, due to the economic conditions, Sun experienced lower occupancy overall in its facilities and lower demand for its staffing services than anticipated at the beginning of the year, further reducing expected revenues. In response to these revenue reductions, management initiated various measures in mid-2009, including overhead reductions in excess of $10.0 million, to partially mitigate such reduction in revenues without compromising Sun’s ability to deliver quality care to residents and patients. Notwithstanding such mitigating measures, management anticipated that Sun would not be able to achieve the consolidated financial target approved by the Sun Committee in March 2009 for the Bonus Plan, although management expected that in 2009 Sun would still experience financial results that would exceed performance in 2008 and prior years.

In August 2009, the Sun Committee met to consider compensation matters, particularly how to provide competitive incentive compensation to executives in light of the unexpected revenue reduction. The Sun Committee was concerned about appropriate incentives for Sun’s executives in an environment in which circumstances outside their management control had impacted operating results. Significant factors in the Sun Committee’s view were:

•	competition for executive talent from both publicly and privately owned competitors;

•	the continuous improvement in Sun’s EBITDA and earnings per share in 2008 over 2007 and any prior year, and the expected improvement in 2009 over 2008;

•	the declines in total direct compensation for most officers, and several Named Executive Officers, in 2008 over 2007, and the anticipated declines in total direct compensation in 2009 over 2008;

•	improved outcomes in Sun’s care of patients and residents in 2009 compared to 2008;

•	management’s actions that reduced costs by in excess of $10.0 million on an annual basis;

•	the successful integration of the operations of a company Sun acquired in 2007;

•	the successful implementation of new software system platforms for clinical/billing and labor management; and

•	the lack of any increase in base salaries for the Named Executive Officers in 2009.

In connection with its deliberations on appropriate incentive compensation, the Sun Committee heard presentations by management regarding the impact of the lower Medicare and Medicaid rates and the expectations of Sun’s financial performance for the remainder of 2009 and consulted with FWC. After substantial discussion, in a series of meetings, of the factors noted above and other factors, the Sun Committee determined that it was in the interests of Sun and its stockholders that executives participating in the Bonus Plan be provided the opportunity to earn additional bonuses upon achievement of additional financial performance targets for the balance of the year as set forth in a supplemental bonus plan (the “Supplemental Plan”). In approving the Supplemental Plan, the Sun Committee considered that it would constitute a one time performance-based incentive opportunity, and that no similar plan would be contemplated in 2010. Ms. Gwyn did not participate in the Supplemental Plan because she, like Sun’s other subsidiary officers who are participants in other incentive plans, was not a participant in the Bonus Plan.

Operation of the Plans

The Bonus Plan and the Supplemental Plan in general operated in a similar manner. Maximum payments under each plan would be made if actual financial performance were 115% or more than the performance target.

The target and maximum amounts payable to each of the Named Executive Officers, expressed as a percentage of base salary, under each of the Bonus Plan and the Supplemental Plan, are set forth below.

Officer	Bonus Plan		Supplemental Plan
	Target	Maximum	Target	Maximum
Mr. Matros	95%	158%	17%	28%
Mr. Mathies	80%	131%	14%	23%
Mr. Shaul	75%	131%	13%	23%
Mr. Newman	75%	131%	13%	23%

If the financial performance targets were met for the Supplemental Plan, and if Sun achieved 94% of the Bonus Plan target, as anticipated by management in August 2009, the executives would each earn in the aggregate under these plans approximately 85% of their original target bonus under the Bonus Plan. If management’s August 2009 expectations were met, 2009 normalized EBITDA would have been more than 8% higher than 2008 normalized EBITDA. The Sun Committee deemed it important that the Supplemental Plan’s financial targets had to be exceeded in order for the sum of the bonuses earned under both bonus plans to be equal to the target bonuses under the Bonus Plan.

The Bonus Plan and the Supplemental Plan have different thresholds and amounts payable if the threshold performance targets were met. In order for any bonus to be paid under the Bonus Plan, 85% of the financial performance target (i.e., an annual performance target) must be achieved. In order for any amount to be paid under the Supplemental Plan, 60% of the financial performance target (a six month performance target) must be achieved, and normalized earnings per share must equal at least $0.20 for the last three months of 2009. If the threshold targets were met, amounts were payable under each plan as set forth below:

Officer	Bonus Plan Minimum	Supplemental Plan Minimum
Mr. Matros	18%	11%
Mr. Mathies	15%	9%
Mr. Shaul	15%	9%
Mr. Newman	15%	9%

Under the SunDance Plan, Ms. Gwyn was entitled to receive an incentive bonus equal to an amount determined by achievement of the 2009 consolidated normalized EBITDA performance target plus an additional amount determined by achievement of the 2009 SunDance EBITDA target. The tables below set forth the incentive bonus that would be earned by Ms. Gwyn based on levels of achievement of the performance targets, in each case expressed as a percentage of base salary.

Consolidated EBITDA

Percentage of Target Achieved	Percentage of Base Salary
85%	1.8%
100%	9.0%
115%	15.5%

SunDance EBITDA

Percentage of Target Achieved	Percentage of Base Salary
85%	10.2%
100%	51.0%
115%	89.5%

In addition, each of the Bonus Plan, the Supplemental Plan and the SunDance Plan provides that incentive bonus amounts must be accrued and taken into account in the calculation of the financial performance measures.

Financial Performance Measures

The annual incentive bonuses for all of Sun’s officers, including the Named Executive Officers, are primarily based on Sun’s financial performance and, in the case of officers of certain subsidiaries, financial performance of that subsidiary. The Bonus Plan utilizes consolidated normalized EBITDA as the financial performance measure, and the SunDance Plan specifies both consolidated normalized EBITDA and EBITDA of SunDance as financial performance measures. The 2009 consolidated normalized EBITDA target was $189.2 million, and the SunDance EBITDA target was $10.3 million (there are no normalizing adjustments to the SunDance EBITDA). In August 2009, the Sun Committee approved a revised consolidated normalized EBITDA target of $176.8 million for purposes of the SunDance Plan and other subsidiary incentive plans, but not for the Bonus Plan. The SunDance EBITDA target was unchanged.

Sun believes that the normalized EBITDA performance measure, which is widely reported by Sun and its peers, provides a standard measure of Sun’s financial performance. EBITDA is defined as net income before interest expense, provision for taxes, depreciation, amortization and unusual charges. The Bonus Plan provides for adjustments to the calculation of EBITDA for the effect of actuarial adjustments for self insurance for general and professional liability, discontinued operations, restructuring charges and nonrecurring costs related to acquisitions and other similar events. Sun refers to these adjustments as normalizing adjustments. Sun refers to EBITDA that is adjusted for these items as normalized EBITDA. Sun believes that normalized EBITDA provides the most accurate measure of operational performance because the normalizing adjustments eliminate distortions caused by discontinued operations, nonrecurring events and actuarial adjustments that have provided significant swings in income in the past.

The Supplemental Plan utilizes normalized earnings per share (“EPS”) for the last six months and the last three months of 2009 as financial performance measures. The target for the last six months of 2009 was $0.53 per share and for the three months, $0.20 per share. The Sun Committee selected these time periods to measure performance for the Supplemental Plan when the Supplemental Plan was adopted to provide management with challenging financial goals for the second half of the year. The Sun Committee adopted a separate measure for the last three months of the year to qualify the incentive bonuses as performance based under Section 162(m) of the Code.

The Supplemental Plan provides for normalizing adjustments to the calculation of EPS and the EPS targets in the same manner as normalized EBITDA is calculated under the Bonus Plan. The Sun Committee selected normalized EPS as a financial performance measure to differentiate the Supplemental Plan from the Bonus Plan and yet provide a recognized measure of financial performance and return to stockholders.

Sun reports normalizing adjustments to EBITDA and EPS, and provides a reconciliation of the normalizing adjustments to the calculation of EBITDA, as well as a reconciliation of EBITDA to Sun’s net income (loss), each quarter when Sun publicly reports earnings.

Quality of Care Goal

The Bonus Plan also specifies that the 2009 incentive bonuses of Messrs. Matros and Mathies may be reduced if a quality of care measure is not met, in order to align these incentive bonuses with Sun’s mission of providing quality, cost-effective patient care. Achievement of this measure requires that the quality of care provided by skilled nursing centers operated by Sun’s subsidiary, SunBridge, and its subsidiaries, equal or exceed the quality of care provided by other publicly and privately owned large companies that provide similar services (certain of the companies listed under “—Peer Companies” are part of this group). Measurement of quality of care is determined by the Health Deficiency Index, which sets forth data regarding care provided by Sun, and compares that data to aggregate data from other companies in the long-term care industry, as reported by an independent long-term care monitoring organization. This organization provides and analyzes publicly available quality of care data for Sun and other businesses in the long-term care industry. Satisfaction of the quality of care requirement does not result in any additional incentive bonus or other compensation, but if this quality of care goal is not achieved, the Sun Committee may, in its discretion, reduce the amount of the incentive bonus otherwise payable to Messrs. Matros and Mathies, subject, in the case of Mr. Mathies, to a provision in his employment agreement that provides that his incentive bonus may not be less than 10% of his base salary if the minimum financial performance target is met.

Recoupment Provision

Under each of the Bonus Plan and the Supplemental Plan each Named Executive Officer is required to repay all or a portion of his incentive bonus, to the extent determined appropriate by the Sun Committee, if each of the following circumstances occur: (1) the normalized EBITDA and/or normalized EPS calculation, as the case may be, was based on financial statements that were subsequently the subject of an accounting restatement due to noncompliance with any financial reporting requirement under the securities laws; (2) fraud or intentional misconduct by any executive, or any officer or employee that reports to an executive, was a significant contributing factor to the noncompliance; and (3) the restated financial statements are issued and completed prior to the issuance and completion of financial statements for the third fiscal year following the year for which the incentive bonus was paid. Only such amount of the incentive bonuses that exceeds the amount that would have been payable based on the restated financial statements, net of applicable tax liability, is required to be repaid by a Named Executive Officer, in the event these three circumstances are found to have occurred.

2009 Incentive Bonuses

Under each incentive bonus plan described above, the amount of the incentive bonus for each officer was to be prorated if the percentage of the financial performance target achieved was between threshold performance and the performance target or between the performance target and maximum performance. In no event would (1) any bonus based on the consolidated normalized EBITDA target under the Bonus Plan be paid if less than 85% of the 2009 normalized EBITDA performance target were achieved, (2) any bonus be paid under the SunDance Plan if less than 85% of the SunDance EBITDA performance target were achieved or (3) any bonus be paid under the Supplemental Plan if less than 60% of the six months normalized EPS performance target were achieved or if the three months normalized EPS target were not achieved. The threshold, maximum and target amounts of the annual incentive bonuses for each Named Executive Officer for 2009 are set forth in the table under “—Grants of Plan-Based Awards” under the heading “Estimated Future Payouts Under Non-Equity Incentive Plan Awards.”

In February 2010, the Sun Committee met to discuss potential bonuses payable to the Named Executive Officers under the Bonus Plan, the SunDance Plan and the Supplemental Plan based on Sun’s 2009 normalized EBITDA, which equaled 94% of the normalized EBITDA target (and 100% of the revised normalized EBITDA target), Sun’s six months normalized EPS, which equaled 100% of target, Sun’s three months normalized EPS, which exceeded $0.20, and SunDance EBITDA, which equaled 113% of the SunDance EBITDA target.

The Sun Committee also reviewed data regarding the quality of care provided by Sun’s subsidiaries and peers as set forth in the Health Deficiency Index and determined that the quality of care target was achieved. The Sun Committee noted the substantial quality improvement in 2009 in the midst of the difficult rate environment.

Based on this information, the Sun Committee approved incentive bonuses for Messrs. Matros, Mathies, Shaul and Newman equal to approximately 65% of their target bonuses based on 2009 normalized EBITDA under the Bonus Plan, and 100% of the target bonus based on six months normalized EPS under the Supplemental Plan. The Sun Committee also approved an incentive bonus for Ms. Gwyn equal to approximately 156% of her target bonus. The following table shows the incentive bonus received by each Named Executive Officer for 2009 and the original target bonus amounts (that is, the target incentive bonus approved by the Sun Committee in March 2009, without regard to the Supplemental Bonus Plan):

Officer	Target Incentive Bonus	Incentive Bonus Paid
Mr. Matros	$831,250	$710,497
Mr. Mathies	$480,000	$407,980
Mr. Shaul	$345,000	$294,400
Mr. Newman	$240,000	$204,805
Ms. Gwyn	$177,000	$275,438

Sun reports the incentive bonuses paid to the Named Executive Officers in March 2010 for performance in 2009 in the Summary Compensation Table below under the heading ‘Non-Equity Incentive Plan Compensation.’

2010 Bonus Opportunities

For 2010, there are currently no plans for any supplemental bonus plan, which was adopted in 2009 due to the unusual circumstances that occurred in 2009. Sun expects that the 2010 executive bonus plan will operate in a manner similar to the Bonus Plan in effect for 2009, except that an incentive bonus will be earned by each participant equal to 30% of his or her target bonus if at least 80% of the normalized EBITDA target is met, increasing to 175% of the target bonus if 115% or more of the normalized EBITDA target is achieved. The percentage of base salary that equals the target bonus of each participant is generally the same as the percentage used in 2009.

Long-Term Incentives—Stock Options and Restricted Stock Unit Awards

Pursuant to the Sun Committee’s policy, annual awards of stock options and restricted stock units for existing officers and key employees are made at a Sun Committee meeting to be held after the filing of Sun’s Annual Report on Form 10-K, which typically occurs in early March. Awards for new officers and key employees are made on the last day of the month of hire.

In accordance with this policy, in March 2009 the Sun Committee approved awards of non-qualified stock options and restricted stock units to the Named Executive Officers. These awards were designed both to reward executives for sustained performance by means of the performance-based requirements described below and to provide a long-term retention incentive by means of a four-year vesting schedule. Restricted stock units compensate employees in part for prior year performance (subject to a service vesting requirement) and provide an incentive to maintain and enhance enterprise value. Stock options provide incentive compensation for future stock price appreciation performance because they have no value to the recipient unless Sun’s stock price increases after the date the options are granted.

The Sun Committee did not use a set formula to determine the total number of long-term equity awards in 2009, but determined that the grant levels were appropriate in its judgment after considering multiple factors, including FWC’s recommendations, peer data, dilutive impact, costs resulting from equity awards, the number of shares available under the Sun performance incentive plans, awards in prior years, and Sun’s financial performance in 2008.

For 2009, in determining the number of shares to be awarded to the Named Executive Officers and other key employees, the Sun Committee considered information provided by FWC, such as peer data, and recommendations by Mr. Matros, other than for himself. Mr. Matros’ recommendations were primarily based on individual performance and the percentages of stock awards granted to categories of officers and employees that had been made in prior years. The Sun Committee also considered whether the 2009 stock awards should consist primarily of options or restricted stock units or a combination of both. In determining this balance, the Sun Committee considered FWC’s recommendations, a balance between rewarding for growth and maintaining value, the responsibilities of the executives for Sun’s performance, their ultimate responsibility for future stockholder return, and the volatility of the price of Sun’ common stock.

Consistent with 2008, the Sun Committee determined that, in 2009, in excess of 70% of the number of awards to Mr. Matros and 60% of the number of awards to Mr. Mathies should be in the form of stock options. This determination reflected the Sun Committee’s view that the executives most responsible for Sun’s overall success should receive equity awards that, as described below, carry a higher performance risk to the executives if shares of Sun common stock perform poorly. The Sun Committee also determined that, in 2009, 60% of the number of awards to the next seven most senior executive officers, including the other Named Executive Officers, should be in the form of restricted stock units and 40% in the form of stock options, which have a higher performance risk. This ratio was determined primarily to balance the value of awards to officers who received no salary increase in 2009 and the value of whose long-term equity incentives was less in 2009 than in 2008. With this amount of restricted stock units, these officers and employees would be entitled to receive, over the term of the vesting period and subject to achievement of the performance target described below, a significant amount of common stock, further aligning their interests with those of Sun stockholders.

Of the aggregate number of equity awards granted by the Sun Committee to officers and employees in 2009, the approximate percentage of all equity awards granted to each Named Executive Officer is set forth below:

Officer	Percentage of All Equity Awards
Mr. Matros	21.9%
Mr. Mathies	10.1%
Mr. Shaul	4.5%
Mr. Newman	3.2%
Ms. Gwyn	2.7%

The exercise price of each stock option is equal to the closing price of Sun common stock on the date of grant. Accordingly, option holders will only realize value if the price of Sun common stock increases after the date of grant. The stock options also function as a retention incentive for executives as they vest ratably over the four-year period following the date of grant. The date of grant is typically the date the Sun Committee authorizes the grant of the option, other than for new hires, in which case the date of grant is the last day of the month in which the officer begins employment with Sun. In 2009, the Sun Committee authorized grants of options to the Named Executive Officers and other executives on March 17, which date was also the grant date.

In order to help assure deductibility of all long-term equity incentive awards pursuant to Section 162(m) of the Code, the 2009 restricted stock units awarded to the Named Executive Officers were initially subject to a performance condition before they were eligible to vest, which was based on achievement of a minimum 2009 normalized EBITDA target. For this purpose, the Sun Committee established a minimum normalized EBITDA threshold of $141.9 million, subject to adjustment for discontinued operations and other unusual items, consistent with the calculation of the normalized EBITDA target for purposes of the Bonus Plan. For a discussion of the Bonus Plan, see “—Annual Incentive Compensation—Financial Performance Measures.” In February 2010, the Sun Committee determined that the minimum normalized EBITDA threshold had been exceeded and the Named Executive Officers’ performance-contingent 2009 restricted stock units had become eligible to vest and remain subject to the original four-year time-based vesting schedule provided for at the time of grant. Each restricted stock unit represents a contractual right to receive one share of Sun common stock. The restricted stock units function as a retention incentive for the Named Executive Officers as they vest ratably over a four-year period. The terms of the 2009 equity awards granted to the Named Executive Officers are described in more detail in the Grants of Plan-Based Awards table and related narrative description below.

In connection with the Separation and REIT Conversion Merger, each of New Sun and Sabra will have in place an equity incentive plan that will provide for awards with respect to shares of each entity’s common stock. Sabra will assume Sun’s 2009 Performance Incentive Plan and Sun’s 2004 Equity Incentive Plan in connection with the REIT Conversion Merger, and, prior to the Separation, New Sun will adopt new equity incentive plans containing substantially the same terms as Sun’s 2009 Performance Incentive Plan and Sun’s other equity incentive plans. After the Separation and REIT Conversion Merger, except for Mr. Matros, all of the Named Executive Officers and other employees holding outstanding Sun options and restricted stock units will become executive officers or employees of New Sun or its subsidiaries. Mr. Matros will become the Chairman and Chief Executive Officer of Sabra. Because Mr. Matros will be employed by Sabra after the Separation and REIT Conversion Merger, his outstanding Sun options and restricted stock units are being treated differently than the outstanding Sun equity awards held by the other Named Executive Officers and Sun employees.

In connection with the Separation and REIT Conversion Merger, for each Named Executive Officer and other employee except Mr. Matros, his or her outstanding Sun options, whether vested or unvested, and unvested restricted stock units will be converted, and adjusted as described below, into awards with respect to shares of New Sun common stock. The number of shares subject to and the exercise price of each converted option, and the number of shares subject to each unvested restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger. These converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards, including the applicable vesting conditions. Each Sun restricted stock unit held by the Named Executive Officers and other employees which has vested but the payment of which has been deferred to a later date is currently expected to be converted into an award with respect to the same number of shares of New Sun common stock and Sabra common stock that a Sun stockholder will receive for each share of Sun common stock in connection with the Separation and REIT Conversion Merger (i.e., one share of New Sun common stock and one share of Sabra common stock for every three such restricted stock units). In addition, under the terms of the outstanding restricted stock unit awards, the holders of such awards will receive in connection with the Separation, or if later, at the time the restricted stock units vest, a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation. Based upon the expected amount of the cash distribution of $0.17 per share, the aggregate amount of the cash distribution, assuming all of the outstanding restricted stock units become fully vested, is expected to be approximately $180,000. The actual amount of the distribution will not be determined until the time of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation.” Holders of Sun options do not have rights to receive cash distributions.

The Sun options and restricted stock units held by Mr. Matros will be converted into awards with respect to shares of Sabra common stock. Like the other Sun awards described above, the number of shares subject to and the exercise price of each converted option, and the number of shares subject to each restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards, and the converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards (including the applicable vesting conditions). Mr. Matros does not currently hold any restricted stock units which have vested but the payment of which has been deferred. However, like the holders of other Sun restricted stock unit awards described above, Mr. Matros will receive a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation when and if his converted restricted stock units vest.

In addition to the converted Sun awards, Mr. Matros is also expected to receive an initial equity award directly from Sabra. While the amount, type and terms and conditions of the equity awards expected to be granted by Sabra to Mr. Matros have not yet been determined by Sabra, this equity award is expected to reflect the Sabra compensation committee’s determination of an appropriate equity compensation package for Mr. Matros’ services following the Separation and REIT Conversion Merger in his position as chief executive officer of Sabra, and will also take into account the lower value (as determined under the principles used to calculate the grant date fair value of equity awards for purposes of Sun’s financial statements or a similar methodology) of the converted Sabra options due to Sabra’s structure. Sabra currently anticipates that this equity award will have a grant date fair value approximately equivalent to the grant date fair value of the equity awards granted to Mr. Matros by Sun as part of his annual compensation for his services to Sun.

Benefits

Sun’s executives are entitled to participate in the same retirement, health and welfare benefit plans generally available to all employees, including Sun’s 401(k) Retirement Savings Plan. With respect to compensation to be earned in 2010 and subsequent years, Sun’s executives are also eligible to participate in a deferred compensation plan, which is generally available to all of Sun’s officers and key employees. At the discretion of Sun’s Chief Executive Officer, life insurance and disability insurance are provided to each of the Named Executive Officers as part of Sun’s strategy to provide competitive compensation packages to its senior executives. In accordance with the terms of his employment agreement, in 2009 Mr. Newman received reimbursement of his health insurance premiums. These benefit amounts for the Named Executive Officers for 2009 are reported in the Summary Compensation Table under the heading, “All Other Compensation.” In connection with the Separation, New Sun will assume the 401(k) plan and the deferred compensation plan of Sun.

Severance Benefits

Sun believes that severance protections, particularly in the context of the uncertainty surrounding any potential change in control transaction, play a valuable role in attracting and retaining key executive officers. Sun provides such protections for its key executives, including the Named Executive Officers, as part of their overall compensation package. Each of the Named Executive Officers would be entitled to severance benefits in the event of a termination of employment by Sun without “good cause” or by the executive for “good reason.” See “—Potential Payments Upon Termination or Change in Control.”

‘Good cause’ is generally defined in the employment agreements (and, in the case of Ms. Gwyn, her severance benefit agreement) (with some minor differences among the agreements) to include felony criminal convictions that in the judgment of the board of directors render the executive unsuitable for his or her position, willful failure to perform duties reasonably requested by the Chief Executive Officer or the board of directors, workplace misconduct or willful failure to comply with Sun’s policies and procedures, and breach of the covenants of the applicable employment agreement. ‘Good reason’ is generally defined in the employment agreements (with some minor differences among the agreements) to include a meaningful and detrimental reduction in the duties of the executive or a meaningful change in his or her reporting responsibilities, a material failure to comply with the compensation and benefit provisions in the applicable employment agreement or a material change in the location of the executive’s principal work locations. A change in control does not, in and of itself, constitute ‘good reason.’

Sun believes that offering severance benefits under such circumstances offers financial security to encourage executives to remain with Sun when they may have both opportunity and incentive to seek employment with another company. Sun also believes that the potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of its executive officers. In order to encourage certain of Sun’s executive officers to remain employed, and focus on the creation of value for stockholders during an important time when their prospects for continued employment following the transaction may be uncertain, Sun provides them (including each of the Named Executive Officers other than Ms. Gwyn) with enhanced severance benefits if their employment is terminated by Sun without good cause or by the executive for good reason in connection with a change in control.

Sun does not believe that Named Executive Officers should be entitled to receive their cash severance benefits merely because a change in control transaction occurs. The payment of cash severance benefits is only triggered by an actual or constructive termination of employment.

As part of their change in control severance protections under existing agreements with Sun or one of its subsidiaries, the Named Executive Officers, other than Mr. Matros and Ms. Gwyn, would also be reimbursed for the full amount of certain excise taxes imposed on their severance payments and any other payments under Section 280G of the Code (“Section 280G”), including any interest or penalties. Sun provides these executives with a “gross-up” for any parachute payment excise taxes that may be imposed because it determined the appropriate level of change in control severance protections for each executive without factoring in the adverse tax effects on the executive that may result from these excise taxes and to preserve the level of change in control severance protections that Sun has determined to be appropriate. Sun believes this protection is a reasonable part of the compensation package for the Named Executive Officers. The excise tax gross-up is intended therefore to make the executive whole for any adverse tax consequences he or she may become subject to under the tax law. Mr. Matros entered into a new employment agreement with Sun in 2009 (the “Matros Agreement”) on account of the expiration of his prior employment agreement. The Matros Agreement does not contain the tax “gross up” provision that was included in Mr. Matros’ prior agreement. Instead, in the event Mr. Matros’ severance payments and any other payments are subject to excise taxes under Section 280G, his payments will be reduced to a level such that no portion of the payments are subject to the excise tax; however, such reduction to his payments will only be made if the total after-tax benefit to Mr. Matros is greater after giving effect to such reduction than if no such reduction had been made. The employment agreements of Messrs. Mathies, Shaul and Newman, and Ms. Gwyn’s severance benefit agreement, were not amended in 2009.

Policy with Respect to Section 162(m)

In making its compensation decisions, the Sun Committee also considers the impact of Section 162(m) of the Code. Under Section 162(m), Sun is generally precluded from deducting compensation in excess of $1.0 million per year for its Chief Executive Officer and certain of its other highest-paid executive officers, unless the payments are made under qualifying performance-based plans. As discussed earlier in this Compensation Discussion and Analysis, the Sun Committee believes that the majority of the compensation of each Named Executive Officer should be performance-based, and designs the annual and long-term incentive programs to comply with Section 162(m). However, while it is generally the Sun Committee’s intention to maximize the deductibility of compensation paid to executive officers, deductibility is only one among a number of factors used by the Sun Committee in ascertaining appropriate levels or modes of compensation. The Sun Committee maintains the flexibility to approve compensation for executive officers based upon an overall determination of what it believes to be in Sun’s best interests, even if the compensation paid may not be deductible.

Compensation Committee Interlocks and Insider Participation

No individual expected to be a member of the board of directors of New Sun or Sabra and a member of such entity’s compensation committee is or has been one of Sun’s former or current executive officers or had any relationships requiring disclosure under the SEC’s rules requiring disclosure of certain relationships and related-party transactions. No person currently serving as an executive officer of Sun or expected to serve as an executive officer of New Sun or Sabra served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which are expected to serve on the board of directors of New Sun or Sabra immediately following the Separation and REIT Conversion.

SUMMARY COMPENSATION TABLE—FISCAL 2007, 2008 AND 2009

The following table provides information on compensation paid or earned for services to Sun and its subsidiaries during the years ended December 31, 2007, 2008 and 2009 performed by the Named Executive Officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	All Other Compensation ($) (i)		Total ($) (j)
Richard K. Matros COB/CEO	2009	895,673	543,950	670,500	710,497	19,089	(3)	2,839,709
	2008	870,833	374,100	1,148,000	511,875	19,048		2,923,856
	2007	892,308	964,278	492,281	824,500	20,238		3,193,605

William Mathies President-SunBridge	2009	599,997	336,260	272,670	407,980	10,362	(4)	1,627,269
	2008	588,459	374,100	574,000	292,500	10,735		1,839,794
	2007	513,462	337,725	172,414	509,250	14,035		1,546,886

L. Bryan Shaul EVP/CFO	2009	451,154	252,195	75,990	294,400	20,614	(5)	1,094,353
	2008	458,462	316,638	145,750	224,250	19,475		1,164,575
	2007	445,385	337,725	172,414	436,500	22,626		1,414,650

Michael Newman EVP/General Counsel	2009	320,008	178,020	53,640	204,805	32,855	(6)	789,328
	2008	316,376	316,638	145,750	156,004	36,187		970,955
	2007	294,646	337,725	172,414	246,012	35,141		1,085,938

Susan Gwyn(7) President-SunDance	2009	293,872	148,350	44,700	275,438	12,484	(8)	774,844

(1)	In accordance with recent changes in the SEC’s disclosure rules, the amounts reported in Columns (e) and (f) of the table above for 2009 reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to the Named Executive Officers during 2009. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of Sun’s financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f), see the discussion of stock awards and option awards contained in Note 12—“Capital Stock” to Sun’s consolidated financial statements included in Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Under general accounting principles, compensation expense with respect to stock awards and option awards granted to employees and directors is generally recognized over the vesting periods applicable to the awards. The SEC’s disclosure rules previously required that Sun present stock award and option award information for 2008 and 2007 based on the amount recognized during the corresponding year for financial statement reporting purposes with respect to these awards (which meant, in effect, that in any given year Sun could recognize for financial statement reporting purposes amounts with respect to grants made in that year as well as with respect to grants from past years that vested in or were still vesting during that year). However, the recent changes in the SEC’s disclosure rules require that Sun now present the stock award and option award amounts in the applicable columns of the table above with respect to 2008 and 2007 on a similar basis as the 2009 presentation using the grant date fair value of the awards granted during the corresponding year (regardless of the period over which the awards are scheduled to vest). Since this requirement differs from the SEC’s past disclosure rules, the amounts reported in the table above for stock awards and option awards in 2008 and 2007 differ from the amounts previously reported in Sun’s Summary Compensation Table for these years. As a result, each Named Executive Officer’s total compensation amounts for 2008 and 2007 also differ from the amounts previously reported in the Summary Compensation Table for these years. For information about the stock awards and option awards granted to the Named Executive Officers for 2009, see the discussion under “—Description of Plan-Based Awards” below.
(2)	As described in “—Compensation Discussion and Analysis” above, each of the Named Executive Officers received an annual incentive bonus for 2009 under the Bonus Plan, the Supplemental Plan and the SunDance Plan, as applicable, in the amount reported in Column (f) of the table above.

(3)	Consists of company paid life insurance premiums of $4,557 and disability insurance premiums of $13,500, as well as a taxable benefit of $1,032 for an employer provided life insurance policy that exceeds $50,000 of coverage.
(4)	Consists of company paid life insurance premiums of $1,519 and disability insurance premiums of $8,291 and a taxable benefit of $552 for an employer provided life insurance policy that exceeds $50,000 of coverage.
(5)	Consists of company paid life insurance premiums of $6,284 and disability insurance premiums of $11,282 and a taxable benefit of $3,048 for an employer provided life insurance policy that exceeds $50,000 of coverage.
(6)	Consists of company paid life insurance premiums of $4,503 and disability insurance premiums of $8,000, a taxable benefit of $1,584 for an employer provided life insurance policy that exceeds $50,000 of coverage and company paid medical premiums of $18,768.
(7)	Ms. Gwyn was not a Named Executive Officer for 2008 or 2007. Ms. Gwyn first became a Named Executive Officer for 2009.
(8)	Consists of company paid life insurance premiums of $4,685 and disability insurance premiums of $6,767 and a taxable benefit of $1,032 for an employer provided life insurance policy that exceeds $50,000 of coverage.

Compensation of Named Executive Officers

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to the Named Executive Officers for fiscal years 2007, 2008 and 2009. The primary elements of each Named Executive Officer’s total compensation reported in the table are base salary, long-term equity incentives consisting of nonqualified stock options and restricted stock units, and a performance-based annual incentive bonus. Named Executive Officers also earned the other benefits reported in the “All Other Compensation” column of the Summary Compensation Table, as further described in the footnotes corresponding to each Named Executive Officer’s name in this column.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of the stock options and stock unit awards granted in 2009, provides information regarding the long-term equity incentives awarded to Named Executive Officers in 2009. The Outstanding Equity Awards at End of Fiscal 2009 and Option Exercises and Stock Vested tables provide further information on the Named Executive Officers’ potential realizable value and actual value realized with respect to their Sun equity awards.

Description of Employment Agreements—Salary and Incentive Bonus Payments

Sun entered into the Matros Agreement with Mr. Matros in October 2009 as a result of the expiration of the term of his prior employment agreement. Sun or one of its subsidiaries also are party to the existing employment agreements with Messrs. Mathies, Shaul and Newman. Certain of the terms of these agreements are briefly described below. Ms. Gwyn is also a participant in the SunDance Plan. Provisions of these agreements relating to current salaries, outstanding annual and long-term incentive awards and post-termination of employment benefits are discussed above in “—Compensation Discussion and Analysis” and below in other applicable sections of this proxy statement/prospectus.

At the time of the Separation, Mr. Matros will resign as Sun’s Chairman and Chief Executive Officer, and become Sabra’s Chairman and Chief Executive Officer. His employment agreement with Sun will terminate, and he and Sabra will enter into an employment agreement. The other Named Executive Officers will become officers of New Sun, and their employment agreements or other arrangements will be assumed by New Sun or a subsidiary of New Sun. Mr. Mathies’ employment agreement will be amended to reflect his status as New Sun’s Chief Executive Officer. The terms of Mr. Matros’ new employment agreement and of the amendment to Mr. Mathies’ employment agreement have not been determined.

Richard K. Matros. The term of the Matros Agreement will end in October 2012, but will automatically extend for additional one-year terms thereafter unless either party provides notice two years prior to the then termination date that the term will not be extended. Unless earlier terminated, the term of the agreement will in all events expire in October 2019. The Matros Agreement provides for an annual base salary ($875,000) that is subject to annual merit increases and an incentive bonus pursuant to Sun’s bonus plans for senior executives. The agreement also provides that Mr. Matros is entitled to participate in Sun’s usual benefit and paid time off programs for its senior executives and to be reimbursed for his business expenses.

L. Bryan Shaul. The employment agreement with Mr. Shaul, which does not have a specified termination date, provides for an annual base salary (originally $400,000) that is subject to annual merit increases and an incentive bonus pursuant to Sun’s bonus plans for senior executives. The agreement also provides that Mr. Shaul is entitled to participate in Sun’s usual benefit programs for its senior executives, to accrue not less than 160 hours paid time off per year and to be reimbursed for his business expenses.

William A. Mathies. The employment agreement with Mr. Mathies, which does not have a specified termination date, provides for an annual base salary (originally $400,000) that is subject to annual merit increases and an incentive bonus pursuant to Sun’s bonus plans for senior executives. The agreement also provides that Mr. Mathies is entitled to participate in Sun’s usual benefit programs for its senior executives, to accrue not less than 160 hours paid time off per year and to be reimbursed for his business expenses.

Michael Newman. The employment agreement with Mr. Newman, which does not have a specified termination date, provides for an annual base salary (originally $280,000) that is subject to annual merit increases and an incentive bonus pursuant to Sun’s bonus plans for senior executives. The agreement also provides that Mr. Newman is entitled to participate in Sun’s usual benefit programs for its senior executives, to accrue not less than 160 hours paid time off per year, to be reimbursed for his business expenses, and to be reimbursed for his health care insurance premiums.

Susan Gwyn. Sun has not entered into an employment agreement with Ms. Gwyn. The material terms of the amended and restated severance benefit agreement with Ms. Gwyn are described below under the heading, “—Potential Payments Upon Termination or Change in Control.”

GRANTS OF PLAN-BASED AWARDS—FISCAL 2009

The following table sets forth certain information concerning individual grants of equity and non-equity awards made to each of the Named Executive Officers by Sun during the year ended December 31, 2009.

Name (a)	Grant Date (b)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All other stock awards; number of shares of stock or units (#) (f)	All other option awards; Number of securities underlying options (#) (g)	Exercise or Base Price of Option Awards ($/Sh)(2) (h)	Grant Date Fair Value of Stock and Option Awards ($)(3) (i)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Mr. Matros	3/17/09	(4)	157,500	831,250	1,382,500	—	—	—	—
	9/23/09	(5)	96,250	148,750	245,000	—	—	—	—
	3/17/09	(4)	—	—	—	55,000	—	—	543,950
	3/17/09	(4)	—	—	—	—	150,000	9.89	670,500

Mr. Mathies	3/17/09	(4)	90,000	480,000	786,000	—	—	—	—
	9/23/09	(5)	54,000	84,000	138,000	—	—	—	—
	3/17/09	(4)	—	—	—	34,000	—	—	336,260
	3/17/09	(4)	—	—	—	—	61,000	9.89	272,670

Mr. Shaul	3/17/09	(4)	69,000	345,000	602,600	—	—	—	—
	9/23/09	(5)	41,400	59,800	105,800	—	—	—	—
	3/17/09	(4)	—	—	—	25,500	—	—	252,195
	3/17/09	(4)	—	—	—	—	17,000	9.89	75,990

Mr. Newman	3/17/09	(4)	48,000	240,000	419,200	—	—	—	—
	9/23/09	(5)	28,800	41,600	73,600	—	—	—	—
	3/17/09	(4)	—	—	—	18,000	—	—	178,020
	3/17/09	(4)	—	—	—	—	12,000	9.89	53,640

Ms. Gwyn	3/17/09	(6)	35,400	177,000	309,750	—	—	—	—
	3/17/09	(4)	—	—	—	15,000	—	—	148,350
	3/17/09	(4)	—	—	—	—	10,000	9.89	44,700

(1)	These columns reflect the possible payment amounts under performance-based cash incentive awards granted for 2009 to the Named Executive Officers, as described above under “Executive Compensation—Compensation Discussion and Analysis” above. The amounts actually awarded to these executives for 2009 are reported above in the Summary Compensation Table as “Non-Equity Incentive Compensation.” See “—Compensation Discussion and Analysis—Annual Incentive Compensation—2009 Incentive Bonuses” above for a discussion on the calculation of bonuses paid.
(2)	All options were granted at an exercise price equal to the fair market value of Sun common stock on the option grant date.
(3)	The amounts reported in Column (i) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of Sun’s financial statements. For the assumptions and methodologies used to value the awards reported in Column (i), see footnote (1) to the Summary Compensation Table above.
(4)	Granted pursuant to Sun’s 2004 Equity Incentive Plan.
(5)	Granted pursuant to Sun’s 2009 Performance Incentive Plan.
(6)	Granted pursuant to the SunDance Plan.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards

The material terms of the non-equity incentive plan awards reported in the above table are described in the Compensation Discussion and Analysis section above under the heading, “—Compensation Discussion and Analysis—Annual Incentive Compensation.”

Equity Incentive Plan Awards

Each of the equity-based awards reported in the Grants of Plan-Based Awards table above was granted under, and is subject to, the terms of the Sun Healthcare Group, Inc. 2004 Equity Incentive Plan (the “2004 Plan”). In 2009, Sun stockholders approved the Sun Healthcare Group, Inc. Performance Incentive Plan (the “2009 Plan”), but all equity-based awards granted to Named Executive Officers in 2009 were made pursuant to the 2004 Plan prior to March 27, 2009, the effective date of the 2009 Plan. No additional awards will be made pursuant to the 2004 Plan. The 2004 Plan is administered by the Sun Committee. The Sun Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provisions to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Unless otherwise provided by the Sun Committee, awards granted under the 2004 Plan are generally only transferable to a beneficiary of a Named Executive Officer upon his or her death.

Under the terms of the 2004 Plan and the award agreements thereunder, each award outstanding under the plan at the time of a change in control of Sun will become fully vested and, in the case of options, exercisable upon the change in control. Each such award will be subject to the terms of any agreement effecting the change in control.

Options

Each option reported in Column (g) of the Grants of Plan-Based Awards table was granted with a per-share exercise price equal to the fair market value of a share of Sun common stock on the grant date. For these purposes, and in accordance with the terms of the 2004 Plan and Sun’s option grant practices, the fair market value is equal to the closing price of a share of Sun common stock on the applicable grant date. Each option granted to the Named Executive Officers in 2009 is subject to a four-year vesting schedule: 25% of the options vested on March 15, 2010 and an additional 25% of the options will vest on March 15 of each of 2011, 2012 and 2013. If a Named Executive Officer’s employment terminates due to a termination by Sun for “good cause” or by the executive without “good reason” (as these terms are defined in the 2004 Plan), the unvested and outstanding portion of the options will immediately terminate. If the Named Executive Officer’s employment is terminated by Sun without good cause or by the executive for good reason, the outstanding portion of the option that had not vested as of the date the executive’s employment terminated will immediately vest in full and become exercisable.

Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to the Named Executive Officers in 2009 has a term of seven years. However, vested options may terminate earlier in connection with a termination of the officer’s employment or a change in control of Sun. The options granted to Named Executive Officers during 2009 do not include any dividend rights.

Restricted Stock Units

Each stock award reported in Column (f) of the Grants of Plan-Based Awards table above represents an award of restricted stock units granted to the Named Executive Officers for 2009. Each restricted stock unit represents a contractual right to receive one share of Sun common stock. The units are subject to a four-year vesting schedule; 25% of the units vested on April 15, 2010 and an additional 25% of the units will vest on March 15 of 2011, 2012 and 2013. If a Named Executive Officer’s employment terminates for any reason, other than death or “disability” (as defined in the 2004 Plan), the unvested stock units will immediately terminate. Upon an officer’s death or disability, all unvested stock units will immediately vest in full.

Each Named Executive Officer does not have the right to vote or dispose of the restricted stock units until they have vested and they are paid in shares of Sun common stock to the Named Executive Officer, but does have the right to receive cash payments (or, in Sun’s discretion, to be credited with additional restricted stock units based on the value of Sun common stock on the crediting date) as dividend equivalents based on the amount of dividends (if any) paid by Sun during the term of the award on a number of shares equal to the number of outstanding and unpaid restricted stock units then subject to the award. Such payments would be made at the same time the related dividends are paid to Sun stockholders generally.

Treatment of Options and Restricted Stock Units in the Separation and REIT Conversion Merger

In connection with the Separation and REIT Conversion Merger, each of New Sun and Sabra will have in place an equity incentive plan that will provide for awards with respect to shares of each entity’s common stock. Sabra will assume the 2009 Plan and the 2004 Plan in connection with the REIT Conversion Merger, and, prior to the Separation, New Sun will adopt new equity incentive plans containing substantially the same terms as the 2009 Plan and Sun’s other equity incentive plans. After the Separation and REIT Conversion Merger, except for Mr. Matros, all of the Named Executive Officers and other employees holding outstanding Sun options and restricted stock units will become executive officers or employees of New Sun or its subsidiaries. Mr. Matros will become the Chairman and Chief Executive Officer of Sabra. Because Mr. Matros will be employed by Sabra after the Separation and REIT Conversion Merger, his outstanding Sun options and restricted stock units are being treated differently than the outstanding Sun equity awards held by the other Named Executive Officers and Sun employees.

In connection with the Separation and REIT Conversion Merger, for each Named Executive Officer and other employee except Mr. Matros, his or her outstanding Sun options, whether vested or unvested, and unvested restricted stock units will be converted, and adjusted as described below, into awards with respect to shares of New Sun common stock. The number of shares subject to and the exercise price of each converted option, and the number of shares subject to each unvested restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger. These converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards, including the applicable vesting conditions. Each Sun restricted stock unit held by the Named Executive Officers and other employees which has vested but the payment of which has been deferred to a later date is currently expected to be converted into an award with respect to the same number of shares of New Sun common stock and Sabra common stock that a Sun stockholder will receive for each share of Sun common stock in connection with the Separation and REIT Conversion Merger (i.e., one share of New Sun common stock and one share of Sabra common stock for every three such restricted stock units). In addition, under the terms of the outstanding restricted stock unit awards, the holders of such awards will receive in connection with the Separation, or if later, at the time the restricted stock units vest, a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation. Based upon the expected amount of the cash distribution of $0.17 per share, the aggregate amount of the cash distribution, assuming all of the outstanding restricted stock units become fully vested, is expected to be approximately $180,000. The actual amount of the distribution will not be determined until the time of the Separation. See “The Proposals—Proposal No. 1—Approval of the Separation.” Holders of Sun options do not have rights to receive cash distributions.

The Sun options and restricted stock units held by Mr. Matros will be converted into awards with respect to shares of Sabra common stock. Like the other Sun awards described above, the number of shares subject to and the exercise price of each converted option, and the number of shares subject to each restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards, and the converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards (including the applicable vesting conditions). Mr. Matros does not currently hold any restricted stock units which have vested but the payment of which has been deferred. However, like the holders of other Sun restricted stock unit awards described above, Mr. Matros will receive a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation when and if his converted restricted stock units vest.

In addition to the converted Sun awards, Mr. Matros is also expected to receive an initial equity award directly from Sabra. While the amount, type and terms and conditions of the equity award expected to be granted by Sabra to Mr. Matros have not yet been determined by Sabra, this equity award is expected to reflect the Sabra compensation committee’s determination of an appropriate equity compensation package for Mr. Matros’ services following the Separation and REIT Conversion Merger in his position as Chief Executive Officer of Sabra, and will also take into account the lower value (as determined under the principles used to calculate the grant date fair value of equity awards for purposes of Sun’s financial statements or a similar methodology) of the converted Sabra options due to Sabra’s structure. Sabra currently anticipates that this equity award will have a grant date fair value approximately equivalent to the grant date fair value of the equity awards granted to Mr. Matros by Sun as part of his annual compensation for his services to Sun.

OUTSTANDING EQUITY AWARDS AT END OF FISCAL 2009

The following table presents information regarding the outstanding Sun equity awards held by each of the Named Executive Officers as of December 31, 2009, including the vesting dates for the portions of these awards that had not vested as of that date. For purposes of clarity, awards that were not outstanding as of December 31, 2009 but that were recognized for financial reporting purposes for 2009 have also been included in the table below.

Name (a)	Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable (d)		Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Unites of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)
Mr. Matros	5/19/04	79,900	—		6.85	5/18/11	—		—
	5/19/05	72,870	—		7.05	5/18/12	—		—
	5/31/06	42,626	14,209	(2)	8.21	5/30/13	—		—
	3/15/07	39,008	39,008	(3)	12.36	3/14/14	—		—
	3/17/08	50,000	150,000	(4)	12.47	3/14/15	—		—
	3/17/09	—	150,000	(5)	9.89	3/16/16	—		—
	5/31/06	—	—		—	—	14,208	(2)	130,287
	3/15/07	—	—		—	—	39,008	(3)	357,703
	3/17/08	—	—		—	—	22,500	(4)	206,325
	3/17/09	—	—		—	—	55,000	(6)	504,350

Totals		284,404	353,217				130,716		1,198,665

Mr. Mathies	5/19/04	27,960	—		6.85	5/18/11	—		—
	5/19/05	25,522	—		7.05	5/18/12	—		—
	5/31/06	14,930	4,976	(2)	8.21	5/30/13	—		—
	3/15/07	13,662	13,662	(3)	12.36	3/14/14	—		—
	3/17/08	25,000	75,000	(4)	12.47	3/14/15	—		—
	3/17/09	—	61,000	(5)	9.89	3/16/16	—		—
	5/31/06	—	—		—	—	4,976	(2)	45,630
	3/15/07	—	—		—	—	13,662	(3)	125,281
	3/17/08	—	—		—	—	22,500	(4)	206,325
	3/17/09	—	—		—	—	34,000	(6)	311,780

Totals		107,074	154,638				75,138		689,016

Mr. Shaul	2/14/05	150,000	—		7.41	2/13/12	—		—
	5/19/05	25,522	—		7.05	5/18/12	—		—
	5/31/06	14,930	4,976	(2)	8.21	5/30/13	—		—
	3/15/07	13,662	13,662	(3)	12.36	3/14/14	—		—
	3/17/08	6,348	19,044	(4)	12.47	3/14/15	—		—
	3/17/09	—	17,000	(5)	9.89	3/16/16	—		—
	5/31/06	—	—		—	—	4,976	(2)	45,630
	3/15/07	—	—		—	—	13,662	(3)	125,281
	3/17/08	—	—		—	—	19,044	(4)	174,633
	3/17/09	—	—		—	—	25,500	(6)	233,835

Totals		210,462	54,682				63,182		579,379

Name (a)	Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable (d)		Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Unites of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)
Mr. Newman	5/19/05	23,522	—		7.05	5/18/12	—		—
	5/31/06	14,930	4,976	(2)	8.21	5/30/13	—		—
	3/15/07	13,662	13,662	(3)	12.36	3/14/14	—		—
	3/17/08	6,348	19,044	(4)	12.47	3/14/15	—		—
	3/17/09	—	12,000	(5)	9.89	3/16/16	—		—
	5/31/06	—	—		—	—	4,976	(2)	45,630
	3/15/07	—	—		—	—	13,662	(3)	125,281
	3/17/08	—	—		—	—	19,044	(4)	174,633
	3/17/09	—	—		—	—	18,000	(6)	165,060

Totals		58,462	49,682				55,682		510,604

Ms. Gwyn	4/30/07	5,008	5,008	(7)	12.54	4/29/14	—		—
	3/17/08	2,266	6,798	(4)	12.47	3/14/15	—		—
	3/17/09	—	10,000	(5)	9.89	3/16/16	—		—
	4/30/07	—	—		—	—	5,008	(7)	45,923
	3/17/08	—	—		—	—	6,798	(4)	62,338
	3/17/09	—	—		—	—	15,000	(6)	137,550

Totals		7,274	21,806				26,806		245,811

(1)	The dollar amounts shown in Column (j) are determined by multiplying the number of shares or units reported in Column (i) by $9.17 (the closing price of Sun common stock on December 31, 2009).
(2)	This award vested on May 31, 2010.
(3)	An unvested portion of this award vested on March 15, 2010; the remaining unvested portion is scheduled to vest on March 15, 2011.
(4)	An unvested portion of this award vested on March 15, 2010; the remaining unvested portions are scheduled to vest in two installments on March 15, 2011 and 2012.
(5)	An unvested portion of this award vested on March 17, 2010; the remaining unvested portions are scheduled to vest in three installments on March 17, 2011, 2012 and 2013.
(6)	An unvested portion of this award vested on April 17, 2010; the remaining unvested portions are scheduled to vest in three installments on March 17, 2011, 2012 and 2013.
(7)	An unvested portion of this award vested on April 30, 2010; the remaining unvested portion of this award is scheduled to vest on April 30, 2011.

OPTION EXERCISES AND STOCK VESTED – FISCAL 2009

The following table provides information concerning shares of Sun common stock acquired upon the vesting of stock awards during the year ended December 31, 2009 by each of the Named Executive Officers. None of the Named Executive Officers exercised Sun options during the year ended December 31, 2009.

Name (a)	Stock Awards
	Number of Shares Acquired on Vesting (#)(1) (b)		Value Realized on Vesting ($)(2) (c)
Mr. Matros	49,020		452,703
Mr. Mathies	32,522		300,297
Mr. Shaul	25,890	(3)	250,096	(3)
Mr. Newman	20,890		189,646
Ms. Gwyn	4,770		40,767

(1)	The number of shares shown is the number of shares for which the options were exercised or stock awards that vested, as applicable, and does not reflect actual shares issued if shares were withheld to pay taxes arising at the time of such exercise or vesting.
(2)	The dollar amounts in this column are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of Sun common stock on the vesting date.
(3)	Mr. Shaul has deferred the receipt of 7,734 of these shares (with a value of $85,849 on the date of vesting) to the date of his termination of employment.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to the Named Executive Officers in connection with a termination of their employment with Sun and/or a change in control of Sun. These benefits are provided under the Named Executive Officers’ employment agreements, which are described above under “—Description of Employment Agreements—Salary and Incentive Bonus Payments” or, in the case of Ms. Gwyn, her severance benefit agreement. In each case, payment of the severance and other benefits described below is contingent on the executive’s execution of a release of claims in favor of Sun on termination of his or her employment. In addition to the benefits described below, outstanding equity-based awards held by the Named Executive Officers may also be subject to accelerated vesting in connection with a change in control of Sun under the terms of the 2004 Plan as noted under “—Description of Plan-Based Awards” above.

Severance Benefits—Termination of Employment. In the event the Named Executive Officer’s employment is terminated by Sun without “good cause” or by the executive for “good reason” (as those terms are defined in the executive’s employment agreement or, in the case of Ms. Gwyn, her severance benefit agreement), the executive will be entitled to a lump sum cash severance payment equal to the executive’s annual base salary then in effect multiplied by a severance multiplier. In the case of Mr. Matros, the severance multiplier is 2.25; in the case of Messrs. Shaul and Mathies, the severance multiplier is two; and in the case of Mr. Newman and Ms. Gwyn, the severance multiplier is one. The executive and his or her family members will also be entitled to continued coverage under Sun’s health plans for one year (or, in the case of Mr. Matros, 18 months) following the date of termination (subject to earlier termination if the executive becomes eligible to be covered under another employer’s health plan). In addition, the executives (other than Ms. Gwyn) will be entitled to a prorated bonus payment for the year in which the termination occurs. For Messrs. Matros, Shaul and Newman, the bonus will be equal to the executive’s bonus for the year of termination, prorated for the period the executive is employed with Sun; for Mr. Mathies, the bonus will be equal to the executive’s bonus for the year of termination based on his actual performance for the year as if his employment had continued through the end of the year.

Severance Benefits—Termination of Employment in Connection with Change in Control. In the event employment of a Named Executive Officer, other than Ms. Gwyn, is terminated by Sun without good cause or by the executive for good reason within 24 months following a change in control of Sun or, in the case of Mr. Matros and Mr. Mathies, a termination by Sun without good cause in the six-month period preceding a change in control, the Named Executive Officers will be entitled to the severance benefits described above except that the cash severance multiplier will be three in the case of Mr. Mathies and two in the case of Mr. Newman and except as set forth below with respect to Mr. Matros. The severance multiplier would still be two for Mr. Shaul under these circumstances. With respect to Mr. Matros, the Matros Agreement provides that he will be entitled to a lump sum cash severance payment equal to the sum of his annual base salary then in effect plus his target bonus for the year of termination, multiplied by a severance multiplier of two. Mr. Matros will also be entitled to a prorated portion of his target bonus for the year, determined by assuming that Sun achieves 100% of the applicable performance target for the year, and his health plan continuation benefits described above will be for a period of two years. A change in control is generally defined in the applicable employment agreements as (i) the acquisition by any person or group (each within the meaning of the Exchange Act) of beneficial ownership of more than 33 1/3% of the outstanding voting stock of Sun, (ii) a merger or consolidation of Sun where the voting securities of Sun outstanding immediately prior to the transaction do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50.1% of the combined voting power of the voting securities of Sun or any surviving entity, (iii) a sale or other disposition of all or substantially all of Sun’s assets, or (iv) during any period of not more than two years, the incumbent members of Sun’s board of directors (or persons elected by Sun’s board or nominated for Sun’s board and elected by the stockholders by at least a majority of the directors then still in office who were directors at the beginning of the period or whose election or nomination was previously so approved) cease to constitute a majority of the board of directors. Ms. Gwyn has no additional severance benefits upon a change of control. Neither the Separation nor the REIT Conversion Merger will trigger a change in control for purposes of these agreements.

As discussed above in the “—Compensation Discussion and Analysis—Severance Benefits” for the Named Executive Officers other than Mr. Matros and Ms. Gwyn, in the event that the Named Executive Officer’s benefits received in connection with a change in control are subject to the excise tax imposed under Section 280G, Sun will make an additional payment to the officer so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due (a “gross-up payment”).

Severance Benefits—Death or Disability. In the event the Named Executive Officer’s employment with Sun terminates due to the executive’s death or disability, the executive (other than Ms. Gwyn) would be entitled to a prorated bonus for the year in which the termination occurs.

Restrictive Covenants. The employment agreements and Ms. Gwyn’s severance benefit agreement include the executive’s agreement that he or she will not disclose any confidential information of Sun at any time during or after employment with Sun. In addition, the Named Executive Officers have each agreed that, for a period of two years (or, in the case of Mr. Mathies and Ms. Gwyn, one year) following a termination of employment with Sun, he or she will not solicit Sun’s employees or customers or materially interfere with any of Sun’s business relationships. Each agreement also includes, or otherwise provides for, mutual non-disparagement covenants by the Named Executive Officer and Sun.

The following table provides information concerning the potential severance payments that would be made to the Named Executive Officers upon an involuntary termination of their employment with Sun. As prescribed by the SEC’s disclosure rules, in calculating the amount of any potential payments to the Named Executive Officers, Sun has assumed that the applicable triggering event (i.e., termination of employment and/or change in control of Sun) occurred on December 31, 2009. (In each case, if the Named Executive Officer’s employment with Sun terminated on December 31, 2009, the full amount of his or her bonus for the 2009 fiscal year would be paid, so the pro-rata bonus provisions would not apply.)

Name	Involuntary Termination of Employment				Involuntary Termination of Employment in Connection with a Change in Control
	Cash Severance ($)(1)	Equity Acceleration Value ($)(2)	Health Benefits ($)	Total ($)	Cash Severance ($)(1)	Equity Acceleration Value ($)(2)(3)	Health Benefits ($)	Total ($)(4)
Mr. Matros	2,015,264	13,640	23,909	2,052,813	4,095,465	1,212,306	31,878	5,339,649
Mr. Mathies	1,199,994	4,777	15,746	1,220,517	1,799,991	693,792	15,746	2,509,529
Mr. Shaul	902,308	4,777	13,410	920,495	902,308	584,156	13,410	1,499,874
Mr. Newman	320,008	4,777	—	324,785	640,016	515,381	—	1,155,397
Ms. Gwyn	293,872	—	7,564	301,436	293,872	245,811	7,564	547,247

(1)	Includes a multiple of the Named Executive Officer’s base salary as in effect on December 31, 2009 and a bonus payment as calculated above under “—Compensation and Discussion and Analysis—Severance Benefits—Termination of Employment.”
(2)	Based upon the closing price of Sun common stock ($9.17) on December 31, 2009.
(3)	In the event of a change of control, the Named Executive Officers would generally recognize their equity acceleration values under the terms of Sun’s equity plans regardless of whether their employment is terminated.
(4)	Sun estimates that no gross-up payments would be owing to the Named Executive Officers under these circumstances. However, in determining whether any gross-up payment would be owing to a Named Executive Officer as a result of the excise tax imposed under Section 280G, Sun assumed that the Named Executive Officers’ outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The board of directors of each of New Sun and Sabra are each expected to adopt a written Related Person Transaction Policy prior to completion of the Separation and REIT Conversion Merger. The purpose of these policies will be to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) New Sun or Sabra, as applicable, was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000 and (iii) a related person has or will have a direct or indirect interest. For purposes of these policies, a related person is (i) any person who is, or at any time since the beginning of New Sun or Sabra’s, as applicable, last fiscal year was, an executive officer, director or director nominee of such company, (ii) any person who is known to be the beneficial owner of more than 5% of such company’s common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial interest.

It is expected that under these policies, the Audit Committee of each of New Sun and Sabra will be responsible for reviewing, approving or ratifying each related person transaction or proposed transaction. In determining whether to approve or ratify a related person transaction, the Audit Committee would consider all relevant facts and circumstances of the related person transaction available to the Audit Committee and would approve only those related person transactions that are in, or not inconsistent with, the best interests of New Sun or Sabra, as applicable, and their respective stockholders, as the Audit Committee determines in good faith. No member of the Audit Committee would be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

In addition, there will be an ongoing relationship between New Sun and Sabra following the Separation and REIT Conversion. See “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of common stock of New Sun and Sabra are owned by Sun. None of the persons expected to become the directors or executive officers of New Sun or Sabra currently owns any common stock of either New Sun or Sabra. However, if the persons who become the directors or executive officers of New Sun or Sabra own shares of Sun common stock as of the record date for the Separation and the effective time of the REIT Conversion Merger, those persons will receive a distribution of shares of New Sun common stock in the Separation (including the cash distribution) and shares of Sabra common stock in exchange for their shares of Sun common stock upon the consummation of the REIT Conversion Merger on the same basis as the shares held by other Sun stockholders

The following table sets forth certain information regarding the beneficial ownership of Sun common stock on September 15, 2010 for the following: (i) each of Sun’s directors and Named Executive Officers who will become executive officers of New Sun and/or Sabra; (ii) additional persons who will become directors or executive officers of Sabra; (iii) all persons who will become directors and executive officers of New Sun as a group; (iv) all persons who will become directors and executive officers of Sabra as a group; and (v) each person known by Sun to own more than 5% of Sun common stock. All current directors and executive officers of Sun, other than Richard K. Matros, will continue as directors and executive officers of New Sun. Richard K. Matros will serve as Chairman and Chief Executive Officer of Sabra, Harold W. Andrews, Jr. will serve as Executive Vice President and Chief Financial Officer of Sabra and Talya Nevo-Hacohen will serve as Chief Investment Officer of Sabra.

For a description of the adjustments expected to be made to Sun stock-based awards, see “Director Compensation—Fiscal 2009—Treatment of Options and Restricted Stock Units in the Separation and REIT Conversion Merger” and “Executive Compensation—Grants of Plan-Based Awards—Fiscal 2009—Treatment of Options and Restricted Stock Units in the Separation and REIT Conversion Merger.”

Name of Beneficial Owner	Sun Shares Beneficially Owned(1)		Percent of Sun Shares(1)	New Sun Shares to be Beneficially Owned(1)(2)		Percent of New Sun Shares(1)	Sabra Shares to be Beneficially Owned(1)(3)		Percent of Sabra Shares(1)
Directors and Named Executive Officers:
Gregory S. Anderson	69,408	(4)	*	23,136		*	15,811		*
Tony M. Astorga	64,257	(5)	*	21,419		*	12,749		*
Christian K. Bement	68,068	(6)	*	22,689		*	18,698		*
Michael J. Foster	65,707	(7)	*	21,902		*	15,682		*
Barbara B. Kennelly	60,168	(8)	*	20,056		*	13,836		*
Steven M. Looney	64,257	(9)	*	21,419		*	12,749		*
Milton J. Walters	84,257	(10)	*	28,086		*	16,082		*
Richard K. Matros	870,599	(11)	1.2%	154,994	(12)	*	290,200	(12)	1.2%
L. Bryan Shaul	306,003	(13)	*	102,001		*	24,379		*
William A. Mathies	307,400	(14)	*	102,467		*	49,423		*
Michael Newman	125,240	(15)	*	41,747		*	15,874		*
Susan Gwyn	27,631	(16)	*	9,210		*	4,362		*
Additional Person to be Directors or Executive Officers of Sabra:
Craig A. Barbarosh.	—		—	—		—	—		—
Robert A. Ettl	—		—	—		—	—		—
Harold W. Andrews, Jr.	—		—	—		—	—		—
Tayla Nevo-Hacohen	—		—	—		—	—		—
All persons who will become directors and executive officers of New Sun as a group (14 persons, including those named above other than Mr. Matros)	1,372,839	(17)	1.8%	457,613		1.8%	222,428		*
All persons who will become directors and executive officers of Sabra as a group (7 persons, each of whom is named above)	1,020,563	(18)	1.4%	204,982	(12)	*	321,964	(12)	1.3%
5% Stockholders:
FMR LLC 82 Devonshire Street Boston, MA 02109	5,710,620	(19)	7.6%	1,903,540		7.6%	1,903,540		7.6%

*	Less than 1.0%
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise noted below, applicable percentage ownership is determined based on 74,772,768 shares of Sun common stock outstanding as of September 15, 2010 (which is expected to represent 24,924,256 shares of New Sun common stock and 24,924,256 shares of Sabra common stock following the Separation and REIT Conversion Merger). Options exercisable within 60 days of September 15, 2010 are deemed to be currently exercisable and Sun deems shares subject to these options outstanding for purposes of computing the share amount and percentage ownership of the person holding such stock options, but Sun does not deem them outstanding for purposes of computing the percentage ownership of any other person. Shares of common stock subject to vested restricted stock units, the payment of which has been deferred until termination of service, are deemed to be currently outstanding for purposes of computing the share amount and percentage ownership of the person holding such units, but Sun does not deem them outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2)	Assumes for all individuals other than Mr. Matros that (i) the outstanding options reflected in the “Sun Shares Beneficially Owned” column of this table and described in the corresponding footnotes will be converted into options with respect to shares of New Sun common stock based on the distribution ratio for the Separation (which amount will be adjusted following the Separation and REIT Conversion Merger to increase the number of shares issuable on exercise of the applicable options as part of the expected adjustment to be made by New Sun to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger) and (ii) each vested restricted stock unit included in the “Sun Shares Beneficially Owned” column of this table and described in the corresponding footnotes will be converted into a restricted stock unit with respect shares of New Sun common stock based on the distribution ratio for the Separation.
(3)	Assumes that each vested restricted stock unit included in the “Sun Shares Beneficially Owned” column of this table and described in the corresponding footnotes will be converted into a restricted stock unit with respect shares of Sabra common stock based on the exchange ratio for the REIT Conversion Merger.
(4)	Includes (i) 21,975 shares that could be purchased pursuant to stock options, (ii) 24,072 vested restricted stock units that are payable in shares of common stock and (iii) 2,200 shares held by Mr. Anderson’s minor children, with respect to which Mr. Anderson shares voting and investment power.
(5)	Includes (i) 26,010 shares that could be purchased pursuant to stock options and (ii) 24,072 vested restricted stock units that are payable in shares of common stock.
(6)	Includes (i) 11,975 shares that could be purchased pursuant to stock options and (ii) 29,060 vested restricted stock units that are payable in shares of common stock.
(7)	Includes (i) 18,660 shares that could be purchased pursuant to stock options and (ii) 24,072 vested restricted stock units that are payable in shares of common stock.
(8)	Includes (i) 18,660 shares that could be purchased pursuant to stock options and (ii) 25,268 vested restricted stock units that are payable in shares of common stock.
(9)	Includes (i) 26,010 shares that could be purchased pursuant to stock options and (ii) 27,249 vested restricted stock units that are payable in shares of common stock.
(10)	Includes (i) 36,010 shares that could be purchased pursuant to stock options and (ii) 40,382 vested restricted stock units that are payable in shares of common stock.
(11)	Consists of (i) 464,982 shares held by the R&A Matros Revocable Trust, with respect to which Mr. Matros shares voting and investment power, and (ii) 405,617 shares that could be purchased pursuant to stock options.
(12)	Assumes that the outstanding options reflected in the “Sun Shares Beneficially Owned” column of this table and described in the corresponding footnote for Mr. Matros will be converted into options with respect to shares of Sabra common stock based on the exchange ratio for the REIT Conversion Merger (which amount will be adjusted following the REIT Conversion Merger to increase the number of shares issuable on exercise of the applicable options as part of the expected adjustment to be made by Sabra to preserve the same intrinsic value of the awards that existed immediately prior to the Separation and REIT Conversion Merger).
(13)	Includes (i) 232,867 shares that could be purchased pursuant to stock options and (ii) 30,938 vested restricted stock units that are payable in shares of common stock.
(14)	Consists of (i) 148,269 shares held by the Mathies Family Trust, with respect to which Mr. Mathies shares voting and investment power, and (ii) 159,131 shares that could be purchased pursuant to stock options.
(15)	Includes (i) 45,123 shares held by the Newman Trust, with respect to which Mr. Newman shares voting and investment power, and (ii) 77,617 shares that could be purchased pursuant to stock options.
(16)	Includes 14,544 shares that could be purchased pursuant to stock options.

(17)	Includes (i) 195,592 shares held by family trusts or by minor children, with respect to which the officer or director shares voting and investment power, (ii) 705,555 shares that could be purchased pursuant to stock options and (iii) 225,113 vested restricted stock units that are payable in shares of common stock.
(18)	Includes (i) 464,982 shares held by family trusts or by minor children, with respect to which the officer or directors shares voting and investment power, (ii) 460,287 shares that could be purchased pursuant to stock options and (iii) 64,454 vested restricted stock units that are payable in shares of common stock.
(19)	In an amendment to a Schedule 13G filed with the SEC on February 16, 2010, FMR LLC disclosed that Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR LLC and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 3,205,600 shares of Sun common stock as a result of it acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the “Fidelity Funds”). Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the Fidelity Funds, have the power to dispose of the shares of Sun common stock held by the Fidelity Funds, but only the Board of Trustees of each of the Fidelity Funds has the power to vote or direct the voting of the shares of Sun common stock held by such Fidelity Fund. Pyramis Global Advisors, LLC (“PGALLC”) and Pyramis Global Advisors Trust Company (“PGATC”), each of which is an indirect wholly owned subsidiary of FMR LLC, beneficially own 90,680 and 2,398,440 shares of Sun common stock, respectively, as a result of its serving as investment manager of institutional accounts owning such shares. Each of Edward C. Johnson 3d and FMR LLC, through its control of PGALLC and PGATC, has sole dispositive power over 90,680 and 2,398,440 of such shares, respectively, and sole voting power of 90,680 and 2,072,720 of such shares, respectively. Finally, FIL Limited (“FIL”) is the beneficial owner of 15,900 shares of Sun common stock and partnerships controlled predominantly by members of the family of Edward C. Johnson 3d or trusts for their benefit own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock.

MARKET PRICES AND RELATED STOCKHOLDER MATTERS

Market Prices of Sun Common Stock

Sun common stock is listed and traded on the NASDAQ Global Select Market under the symbol “SUNH.” The following tables set forth, for the respective periods of Sun indicated, the high and low sale prices per share of Sun common stock.

	Sun Common Stock
	High	Low
2008 Fiscal Year
First Quarter	$18.78	$11.72
Second Quarter	$15.46	$12.13
Third Quarter	$18.00	$12.68
Fourth Quarter	$16.10	$7.98

2009 Fiscal Year
First Quarter	$12.74	$7.50
Second Quarter	$10.75	$7.39
Third Quarter	$10.00	$7.80
Fourth Quarter	$9.88	$8.23

2010 Fiscal Year
First Quarter	$10.25	$7.93
Second Quarter	$10.34	$8.01
Third Quarter (through September 15, 2010)	$8.75	$6.68

The market price of shares of Sun common stock is subject to fluctuation. As a result, Sun stockholders are urged to obtain current market quotations. On September 15, 2010, there were 74,772,768 shares of Sun common stock outstanding held by approximately 4,542 holders of record. It is expected that, upon completion of the Separation and REIT Conversion Merger, the shares of New Sun common stock will trade on the NASDAQ Global Select Market under the symbol “SUNH” and the shares of Sabra common stock will trade on the NASDAQ Global Select Market under the symbol “SBRA.”

Market Information Regarding New Sun and Sabra Common Stock

Sun cannot accurately predict the market price of New Sun or Sabra common stock to be received by Sun stockholders after the completion of the Separation and REIT Conversion Merger. The historical trading prices of Sun common stock are not necessarily indicative of the future trading prices of New Sun common stock or Sabra common stock because the current stock price of Sun reflects the current market valuation of Sun’s current business and assets and does not necessarily take into account the changes in Sun’s business and operations that will occur in connection with the Separation and REIT Conversion Merger. See “Risk Factors” for a discussion of factors that may affect the market price of New Sun and Sabra common stock following the Separation and REIT Conversion Merger.

While there is no current public market for New Sun common stock, it is anticipated that, beginning on or shortly before the record date for the Separation and continuing through the distribution date for the Separation, there will be a “when-issued” market in New Sun common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has not yet been distributed. See “The Proposals—Proposal No. 1—Approval of the Separation—Trading Between the Record Date for the Separation and the Distribution Date for the Separation.”

Restrictions on Sale of New Sun and Sabra Common Stock to be Received in Connection with the Separation and REIT Conversion

Shares of New Sun common stock to be distributed in connection with the Separation and shares of Sabra common stock to be exchanged in connection with the REIT Conversion Merger will be freely transferable under the Securities Act, except for the restrictions on transfer and ownership applicable to Sabra common stock pursuant to Sabra’s charter as well as affiliates of New Sun or Sabra. See “Description of Sabra Stock—Restrictions on Transfer and Ownership of Sabra Stock.” Shares received in connection with the Separation and REIT Conversion Merger by persons who may be deemed to be affiliates of New Sun or Sabra, as applicable, may be sold, transferred or otherwise disposed of only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of New Sun or Sabra after the Separation and REIT Conversion Merger generally include individuals or entities that control, are controlled by or are under common control with New Sun or Sabra, as applicable, and may include certain of their officers, directors or principal stockholders. The registration statement of which this proxy statement/prospectus forms a part does not cover the resale of shares of New Sun common stock or Sabra common stock to be received by their affiliates in the Separation and REIT Conversion Merger.

DESCRIPTION OF NEW SUN CAPITAL STOCK

The following is a summary description of the material terms of New Sun’s capital stock as will be set forth in New Sun’s charter documents and that will govern the rights of holders of New Sun common stock if the Separation is completed. It is not expected that there will be any material differences between the current rights of holders of Sun capital stock and the rights of holders of New Sun capital stock if the Separation is completed.

While the following attempts to describe the material terms of New Sun’s capital stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of New Sun’s certificate of incorporation and bylaws, forms of which are included as exhibits to the registration statement of which this proxy statement/prospectus is a part, as well as the provisions of applicable Delaware law.

At the time of the Separation, New Sun’s authorized capital stock will consist of 41,666,667 shares of common stock, par value $0.01 per share, and 3,333,333 shares of preferred stock, par value $0.01 per share. Based on the 74,772,768 shares of Sun common stock outstanding as of September 15, 2010, it is expected that New Sun will have 24,924,256 shares of common stock issued and outstanding upon completion of the Separation. No shares of preferred stock of New Sun will be issued and outstanding at the time of the Separation.

Common Stock

All of the shares of New Sun common stock issued in the Separation will be duly authorized, fully paid and nonassessable. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of New Sun common stock will be entitled to certain rights, including (i) to share ratably in dividends if, when and as declared by New Sun’s board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding up of New Sun, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. Each outstanding share of New Sun common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of shares of New Sun common stock will possess the exclusive voting power. The holders of New Sun common stock will not have cumulative voting rights in the election of directors or preemptive rights to subscribe for additional shares of New Sun capital stock. New Sun’s bylaws require that, in uncontested elections, each director be elected by the majority of votes cast with respect to such director. This means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that nominee in order for that nominee to be elected.

Holders of shares of New Sun common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. The rights, preferences and privileges of holders of New Sun common stock will be subject to the terms of any series of preferred stock which New Sun may issue in the future.

Preferred Stock

Following the Separation, the board of directors of New Sun will have the authority, within the limitations and restrictions stated in its certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of New Sun common stock and could adversely affect the voting and other rights of the holders of New Sun common stock. New Sun has no current plans to issue any shares of preferred stock.

Anti-Takeover Effect of Delaware Law and New Sun’s Certificate of Incorporation and Bylaws

If the Separation is completed, New Sun will be governed by the DGCL. Certain provisions of the DGCL and New Sun’s certificate of incorporation and bylaws that will be effective if the Separation is completed could make more difficult the acquisition of New Sun by means of a tender offer, a proxy contest or otherwise.

Supermajority Vote

New Sun’s certificate of incorporation will require the affirmative vote of at least 66 2/3% in voting power of the outstanding shares of New Sun capital stock entitled to vote generally in the election of directors, voting together as a single class: (i) to remove any director, or the entire board of directors, from office at any time, with or without cause, (ii) in order for stockholders to make, amend, alter or repeal New Sun’s bylaws or (iii) to amend, alter or repeal certain provisions of New Sun’s certificate of incorporation, including those related to limiting liabilities of directors.

Vacancies on Board of Directors

New Sun’s certificate of incorporation will provide that any newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board.

Stockholder Meetings.

Under New Sun’s certificate of incorporation and subject to the rights of holders of preferred stock, if any, only a majority of the members of the board of directors, the chairman of the board of directors or the Chief Executive Officer may call special meetings of stockholders. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Advance Notice Procedures

New Sun’s bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the stockholders. This notice procedure will provide that only persons who are nominated by, or at the direction of, the board of directors or the chairman of the board of directors, or by a stockholder who has given timely written notice to the secretary of New Sun prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure will also require that in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting New Sun delivers or by, or at the direction of, the chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of New Sun of his, her or its intention to raise those matters at the annual meeting. To be timely, a stockholder’s notice, containing the information required by New Sun’s bylaws, will generally be required to be delivered not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting, subject to certain exceptions when the date of the meeting is advanced or delayed. If New Sun’s chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Prohibition of Stockholder Action by Written Consent.

New Sun’s certificate of incorporation will not permit stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Authorized but Unissued Shares

New Sun’s authorized but unissued shares of common stock will be available for future issuance without stockholder approval, subject to any limitations that would be imposed by the listing standards of the NASDAQ Global Select Market. New Sun may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of New Sun by means of a proxy contest, tender offer, merger or otherwise.

The overall effect of the foregoing provisions may be to deter a future tender offer. New Sun stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of New Sun common stock at that time. In addition, these provisions may have the effect of assisting New Sun’s management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of the business of New Sun.

Business Combinations

New Sun is subject to Section 203 of the DGCL, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholders owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for New Sun common stock is expected to be American Stock Transfer.

Listing

New Sun expects that, upon completion of the Separation and REIT Conversion Merger, the shares of New Sun common stock will trade on the NASDAQ Global Select Market under the symbol “SUNH.”

Indemnification of Directors and Executive Officers

As authorized by Section 102(b)(7) of the DGCL, New Sun’s certificate of incorporation will provide that a director of New Sun will not be liable to New Sun or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the DGCL. The DGCL provides that the liability of a director may not be limited (i) for any breach of the director’s duty of loyalty to New Sun or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for liability for payments of dividends or for stock purchases or redemptions in violation of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

While the certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the certificate of incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director’s breach of such director’s duty of care.

In addition, New Sun’s bylaws will provide that New Sun will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director of New Sun or an officer of New Sun elected by its board of directors or, while a director of New Sun or an officer of New Sun elected by its board of directors, is or was serving at the request of New Sun as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, New Sun will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the board of directors of New Sun.

New Sun will enter into indemnification agreements with each of its executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of New Sun. New Sun also will maintain directors’ and officers’ liability insurance policies insuring directors and officers of New Sun for certain covered losses as defined in the policies.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of New Sun pursuant to the foregoing provisions, New Sun has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF SABRA STOCK

The following is a summary description of the material terms of Sabra stock as will be set forth in Sabra’s charter and bylaws that will govern the rights of holders of Sabra common stock if the REIT Conversion is completed.

While the following attempts to describe the material terms of Sabra stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of Sabra’s charter and bylaws, forms of which are included as exhibits to the registration statement of which this proxy statement/prospectus is a part, as well as the provisions of applicable Maryland law.

General

At the time of the REIT Conversion Merger, Sabra’s authorized stock will consist of 125,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Based on the 74,772,768 shares of Sun common stock outstanding as of September 15, 2010, it is expected that Sabra will have 24,924,256 shares of common stock issued and outstanding upon completion of the REIT Conversion Merger. No shares of preferred stock of Sabra will be issued and outstanding at the time of the REIT Conversion Merger.

Common Stock

All of the shares of Sabra common stock issued in the REIT Conversion Merger will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of Sabra stock and the provisions of Sabra’s charter that will restrict transfer and ownership of its stock, the holders of shares of Sabra common stock generally will be entitled to receive dividends on such stock out of assets legally available for distribution to the stockholders when, as and if authorized by Sabra’s board of directors and declared by Sabra. The holders of shares of Sabra common stock will also be entitled to share ratably in Sabra’s net assets legally available for distribution to the stockholders in the event of Sabra’s liquidation, dissolution or winding up, after payment of or adequate provision for all of its known debts and liabilities.

Subject to the rights of any other class or series of Sabra stock and the provisions of Sabra’s charter that will restrict transfer and ownership of its stock, each outstanding share of Sabra common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of shares of Sabra common stock will possess the exclusive voting power. Under Sabra’s charter there will be no cumulative voting in the election of its board of directors. Sabra’s bylaws will require that, in uncontested elections, each director be elected by the majority of votes cast with respect to such director. This means that the number of shares voted “for” a director nominee must exceed the number of shares affirmatively voted “against” that nominee in order for that nominee to be elected.

Holders of shares of Sabra common stock will generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of Sabra’s securities. Subject to the provisions of Sabra’s charter that will restrict transfer and ownership of its stock, all shares of Sabra common stock will have equal dividend, liquidation and other rights.

Preferred Stock

Under Sabra’s charter, its board of directors may from time to time establish and cause Sabra to issue one or more classes or series of preferred stock and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such classes or series.

Power to Reclassify Sabra’s Unissued Shares

Sabra’s board of directors will have the power, without stockholder approval, to amend Sabra’s charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize Sabra to issue additional authorized but unissued shares of its common stock or preferred stock and to classify and reclassify any unissued shares of Sabra common stock or preferred stock into other classes or series of stock, including one or more classes or series of common stock or preferred stock that have priority with respect to voting rights, dividends or upon liquidation over shares of Sabra common stock. Prior to the issuance of shares of each new class or series, Sabra’s board of directors will be required by the MGCL and its charter to set, subject to the provisions of Sabra’s charter regarding restrictions on transfer and ownership of its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series of stock.

Restrictions on Transfer and Ownership of Sabra Stock

In order for Sabra to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of Sabra stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, rent from related party tenants (generally, a tenant of a REIT owned, actually or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify as a REIT, Sabra must satisfy other requirements as well. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations Relating to Sabra—Taxation of Sabra as a REIT.”

Sabra’s charter will contain restrictions on the transfer and ownership of its stock. The relevant sections of its charter will provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.9% in value or number of shares, whichever is more restrictive, of Sabra’s outstanding common stock or more than 9.9% in value of Sabra’s outstanding stock. These limits are collectively referred to as the “ownership limits.” The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.9% of Sabra’s outstanding common stock or less than 9.9% of Sabra’s outstanding stock, or the acquisition of an interest in an entity that owns, actually or constructively, Sabra stock, could, nevertheless, cause the acquiror, or another individual or entity, to own constructively shares of Sabra’s outstanding stock in excess of the ownership limits.

Sabra’s board of directors will be able to, upon receipt of certain representations and agreements and in its sole and absolute discretion, prospectively or retroactively, exempt a person from the ownership limits or establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limits would not result in Sabra being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limits or creating an excepted holder limit, Sabra’s board of directors will be able to, but is not required to, require an IRS ruling or opinion of counsel satisfactory to Sabra’s board of directors (in its sole discretion) as it may deem necessary or advisable to determine or ensure Sabra’s status as a REIT.

Sabra’s board of directors will also be able to, from time to time, increase or decrease the ownership limits unless, after giving effect to the increased or decreased ownership limits, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of Sabra’s outstanding stock or Sabra would otherwise fail to qualify as a REIT. Decreased ownership limits will not apply to any person or entity whose ownership of Sabra stock is in excess of the decreased ownership limits until the person or entity’s ownership of Sabra stock equals or falls below the decreased ownership limits, but any further acquisition of Sabra stock will be in violation of the decreased ownership limits.

Sabra’s charter will also prohibit:

•

any person from beneficially or constructively owning shares of Sabra stock to the extent such beneficial or constructive ownership would result in Sabra being “closely held” under Section 856(h) of the Code or otherwise cause Sabra to fail to qualify as a REIT;

•	any person from transferring shares of Sabra stock if the transfer would result in shares of Sabra stock being beneficially owned by fewer than 100 persons;

•

any person from beneficially or constructively owning shares of Sabra stock to the extent such beneficial or constructive ownership would result in Sabra constructively owning 9.9% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code; and

•

any person from constructively owning shares of Sabra stock to the extent such constructive ownership would cause any “eligible independent contractor” that operates a “qualified health care property” on behalf of a “taxable REIT subsidiary” of Sabra (as such terms are defined in Sections 856(d)(9)(A), 856(e)(6)(D)(i) and 856(l) of the Code, respectively) to fail to qualify as such.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of Sabra stock that will or may violate the ownership limits, or any of the other restrictions on transfer and ownership of Sabra stock, and any person who is the intended transferee of shares of Sabra stock that are transferred to the charitable trust described below, will be required to give immediate written notice and, in the case of a proposed transaction, at least 15 days prior written notice, to Sabra and provide Sabra with such other information as it may request in order to determine the effect of the transfer on its status as a REIT. The provisions of Sabra’s charter regarding restrictions on transfer and ownership of its stock will not apply if Sabra’s board of directors determines that it is no longer in Sabra’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any attempted transfer of Sabra stock which, if effective, would result in Sabra stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of Sabra stock which, if effective, would violate any of the other restrictions described above will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by Sabra and will be unaffiliated with Sabra and any proposed transferee of the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Shares of Sabra stock held in the trust will be issued and outstanding shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on transfer and ownership of Sabra stock, then the transfer of the shares will be null and void.

The proposed transferee will not benefit economically from ownership of any shares of Sabra stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to Sabra’s discovery that shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion, to rescind as void any vote cast by a proposed transferee prior to Sabra’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if Sabra has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If Sabra’s board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on transfer and ownership of its stock set forth in its charter, Sabra’s board of directors or such committee may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing Sabra to redeem shares of stock, refusing to give effect to the transfer on its books or instituting proceedings to enjoin the transfer; provided, however, that any transfer or other event in violation of the above restrictions shall automatically result in the transfer to the trust described above, and, where applicable, such transfer or other event shall be null and void as provided above irrespective of any action or non-action by Sabra’s board of directors or any committee or designee thereof.

Shares of stock transferred to the trustee will be deemed offered for sale to Sabra, or its designee, at a price per share equal to the lesser of (i) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a devise or gift, the market price of such stock at the time of such devise or gift) and (ii) the market price of such stock on the date Sabra, or its designee, accepts such offer. Sabra will have the right to accept such offer until the trustee has sold the shares held in the charitable trust which are discussed below. Upon a sale to Sabra, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will be required to distribute the net proceeds of the sale to the proposed transferee and any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If Sabra does not buy the shares, the trustee will be required, within 20 days of receiving notice from Sabra of a transfer of shares to the trust, to sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits, or the other restrictions on transfer and ownership of Sabra stock. After selling the shares, the trustee will be required to distribute to the proposed transferee an amount equal to the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held by the trust (e.g., in the case of a gift, devise or other such transaction), the market price of such stock on the day of the event causing the shares to be held by the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. If the proposed transferee sells such shares prior to the discovery that such shares have been transferred to the trustee, then (i) such shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for such shares that exceeds the amount that such proposed transferee would have received if such shares had been sold by the trustee, such excess shall be paid to the trustee upon demand.

Any certificates representing shares of Sabra stock will bear a legend referring to the restrictions on transfer and ownership described above.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of Sabra stock, within 30 days after the end of each taxable year, will be required to give Sabra written notice stating the person’s name and address, the number of shares of each class and series of Sabra stock that the person beneficially owns, a description of the manner in which the shares are held and any additional information that Sabra requests in order to determine the effect, if any, of the person’s beneficial ownership on Sabra’s status as a REIT and to ensure compliance with the ownership limits. In addition, any beneficial owner or constructive owner of shares of Sabra stock and any person or entity (including the stockholder of record) who holds shares of Sabra stock for a beneficial owner or constructive owner will be required to, on request, disclose to Sabra in writing such information as Sabra may request in order to determine the effect, if any, of the stockholder’s actual and constructive ownership of Sabra stock on its status as a REIT and to comply, or determine its compliance with, the requirements of any governmental or taxing authority.

The restrictions on transfer and ownership described above could have the effect of delaying, deferring or preventing a change of control in which holders of shares of Sabra might receive a premium for their shares over the then prevailing price.

Amendments to Sabra’s Charter and Bylaws and Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Sabra’s charter will provide that the affirmative vote of at least a majority of the votes entitled to be cast on the matter will be required to approve all charter amendments or extraordinary actions. However, Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Sabra’s board of directors will have the exclusive power to adopt, alter or repeal any provision of Sabra’s bylaws and to adopt new bylaws.

Removal of Directors; Vacancies on Sabra’s Board of Directors

Sabra’s charter will provide that, subject to the rights of holders of any class or series of stock separately entitled to elect one or more directors, a director may be removed with or without cause, by the affirmative vote of a majority of the combined voting power of all classes of stock entitled to vote in the election of directors, voting as a single class. Sabra has elected to be subject to certain provisions of the MGCL, as a result of which Sabra’s board of directors will have the exclusive power to fill vacancies on the board of directors.

Business Combinations

Under the MGCL, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, a board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	eighty percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single class.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Sabra’s board of directors has not opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will apply to business combinations between Sabra and any interested stockholder of Sabra. In connection with the approval of the REIT Conversion Merger, the board of directors of Sabra has exempted all holders of Sabra common stock who beneficially own, directly or indirectly, ten percent or more of Sabra common stock immediately following the REIT Conversion Merger unless and until such holders acquire any additional shares of Sabra common stock. The five-year moratorium and supermajority vote requirements will not apply to business combinations between Sabra and any such exempted holder unless such holder acquires any additional shares of Sabra common stock.

Sabra will be subject to the business combination provisions described above. However, Sabra’s board of directors may elect to opt out of the business combination provisions at any time in the future.

Control Share Acquisitions

Maryland law provides that issued and outstanding control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction or waiver of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the special meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain conditions and limitations, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Sabra’s bylaws will contain a provision that will exempt from the control share acquisition statute any and all acquisitions by any person of shares of Sabra stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•

a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified, and

•	a majority requirement for the calling of a special meeting of stockholders.

Sabra’s charter will provide that, at such time as it is eligible to make a Subtitle 8 election, it elects to be subject to the provisions of Subtitle 8 that vests in the board the exclusive power to fix the number of directorships and requires that vacancies on the board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in Sabra’s bylaws unrelated to Subtitle 8, Sabra will require, unless called by Sabra’s chairman, chief executive officer, president or the board of directors, the request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting to call a special meeting of stockholders.

Special Meetings of the Stockholders

Sabra’s chairman, chief executive officer, president or board of directors will have the power to call a special meeting of its stockholders. A special meeting of Sabra’s stockholders to act on any matter that may properly be brought before a meeting of stockholders will also be called by its secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by Sabra’s bylaws. The secretary will be required to inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including its proxy materials), and the requesting stockholder will be required to pay such estimated cost to the secretary prior to the preparation and mailing of any notice for such special meeting.

Advance Notice of Director Nomination and New Business

Sabra’s charter and bylaws will provide that, at any annual meeting of stockholders, nominations of individuals for election to the board of directors and proposals of business to be considered by stockholders may be made only (i) pursuant to Sabra’s notice of the meeting, (ii) by or at the direction of the board of directors or (iii) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of Sabra’s bylaws. The stockholder generally must provide notice to the secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of Sabra’s proxy statement for the solicitation of proxies for election of directors at the preceding year’s annual meeting.

Only the business specified in Sabra’s notice of meeting may be brought before any special meeting of stockholders. Sabra’s bylaws will provide that nominations of individuals for election to Sabra’s board of directors at a special meeting of stockholders may be made only (i) by or at the direction of its board of directors or (ii) provided that the special meeting has been called for the purpose of electing directors, by any stockholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in Sabra’s bylaws. Such stockholder will be entitled to nominate one or more individuals, as the case may be, for election as a director if the stockholder’s notice, containing the information required by Sabra’s bylaws, is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of (i) the 90th day prior to such special meeting or (ii) the tenth day following the day on which public announcement is first made of the date of the special predecessor in any of the capacities described above and any employee or agent of Sabra or its predecessor.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford Sabra’s board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by Sabra’s board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting stockholder meetings.

Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

The restrictions on transfer and ownership of Sabra stock will prohibit any person from acquiring more than 9.9% of its outstanding common stock or more than 9.9% of its outstanding stock without prior approval of its board of directors. The business combination statute may discourage others from trying to acquire more than 10% of Sabra stock without the advance approval of Sabra’s board of directors, and may substantially delay or increase the difficulty of consummating any transaction with or change in control of Sabra. Because the board of directors of Sabra can approve exceptions to the ownership limits and exempt transactions from the business combination statute, the ownership limits and the business combination statute will not interfere with a merger or other business combination approved by Sabra’s board of directors. The power of Sabra’s board of directors to classify and reclassify unissued common stock or preferred stock, and authorize Sabra to issue classified or reclassified shares, also could have the effect of delaying, deferring or preventing a change in control or other transaction.

These provisions, along with other provisions of the MGCL and Sabra’s charter and bylaws discussed above, including provisions relating to the removal of directors and the filling of vacancies, the supermajority vote that will be required to amend certain provisions of Sabra’s charter, the advance notice provisions and the procedures that stockholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of Sabra that might involve a premium price for shares of Sabra common stockholders or otherwise be in the best interest of Sabra’s stockholders, and could increase the difficulty of consummating any offer.

Transfer Agent and Registrar

The transfer agent and registrar for Sabra common stock is expected to be American Stock Transfer.

Listing

Shares of Sabra common stock are expected to be listed and trade on the NASDAQ Global Select Market following the REIT Conversion Merger using the symbol “SBRA.”

Indemnification of Directors and Executive Officers

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty which is established by a final judgment and is material to the cause of action. Sabra’s charter will contain a provision that will limit, to the maximum extent permitted by Maryland statutory or decisional law, the liability of its directors and officers to Sabra and its stockholders for money damages.

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which Sabra’s charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, will be limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Sabra’s charter requires, to the maximum extent permitted by Maryland law, Sabra to indemnify and to pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (a) any present or former director or officer and (b) any individual who, while a director or officer and, at Sabra’s request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member, manager, employee or agent from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any of the foregoing capacities. Sabra’s charter and bylaws will also permit it to indemnify and advance expenses to any individual who served its predecessor in any of the capacities described above and any employee or agent of Sabra or its predecessor.

Sabra will enter into indemnification agreements with each of its executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of Sabra. Sabra also will maintain insurance on behalf of its directors and officers, insuring them against liabilities that they may incur in such capacities or arising from this status.

COMPARATIVE RIGHTS OF SABRA AND SUN STOCKHOLDERS

Upon completion of the REIT Conversion Merger, all outstanding shares of Sun common stock will be converted into shares of Sabra common stock. Sun is incorporated under the laws of the State of Delaware and Sabra is incorporated under the laws of the State of Maryland. Accordingly, differences in the rights of holders of Sun capital stock and Sabra stock arise both from differences between their charters and bylaws and also from differences between Delaware and Maryland law. As holders of Sabra common stock, your rights with respect thereto will be governed by Maryland law, including the MGCL, as well as Sabra’s constituent documents. This section summarizes the material differences between the rights of Sun stockholders and the rights of Sabra stockholders.

The following summary is not a complete statement of the rights of stockholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL, the MGCL, and Sun’s and Sabra’s constituent documents, which you are urged to read carefully. Although the MGCL and the DGCL are similar in many respects, there are a number of differences between the two statutes, many (but not all) of which are summarized below. In addition, there is a substantial body of case law in Delaware interpreting the corporation laws of that state. A comparable body of judicial interpretations does not exist in Maryland such that there may be less certainty as to the outcome of matters governed by Maryland corporation law than would be the case under Delaware corporation law. Forms of Sabra’s constituent documents to be in effect at the time of the REIT Conversion Merger are included as exhibits to the registration statement of which this proxy statement/prospectus is a part. Copies of Sun’s constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section captioned “Where You Can Find More Information.”

	Sun	Sabra
Authorized and Issued Shares	The authorized capital stock of Sun is 135,000,000 shares of capital stock, consisting of (i) 125,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share. As of September 15, 2010, there were 74,772,768 shares of Sun common stock issued and outstanding; no shares of preferred stock were outstanding.

The authorized stock of Sabra will consist of (i) 125,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share.

As permitted by the MGCL, Sabra’s charter provides that the board of directors, without any action by the stockholders, may amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Sabra has authority to issue.

Number of Directors	Sun’s certificate of incorporation provides that Sun’s board of directors will consist of one or more members, the number thereof to be fixed from time to time by resolution of the board of directors. Sun’s board of directors currently consists of eight members.	Sabra has elected to be subject to certain provisions of the MGCL, which provide that the number of directors of an electing Maryland corporation may be fixed only by vote of the board of directors. Sabra’s bylaws will provide that the number of directors may not be fewer than 1 nor more than 9. Sabra’s board of directors will have the exclusive power to adopt, alter or repeal the bylaws or make new bylaws.

	Sun	Sabra
Structure of Board of Directors; Term of Directors	Sun has a single class of directors that comprises its board of directors. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.	Sabra will have a single class of directors that comprises its board of directors. Directors will be elected at each annual meeting of stockholders to hold office until the next annual meeting.

Removal of Directors	Sun’s certificate of incorporation provides that the stockholders may remove any director with or without cause by the affirmative vote of at least two-thirds of all the votes entitled to be cast for the election of directors.	Sabra’s charter will provide that the stockholders may remove any director with or without cause by the affirmative vote of at least a majority of all the votes entitled to be cast for the election of directors.

Vacancies on the Board of Directors	Sun’s certificate of incorporation provides that any vacancy on the Sun board of directors that results from death, resignation, retirement, disqualification, removal from office or other cause may be filled solely by the affirmative vote of a majority of Sun’s board of directors. Any director elected to fill a vacancy will serve the remaining term of his or her predecessor and until a successor is elected and qualified.	As a result of Sabra’s election to be subject to certain provisions of the MGCL, any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will hold office for the remainder of the full term and until a successor is elected and qualifies.

Stockholder Action by Written Consent	The DGCL provides that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a written consent setting forth the action is signed by stockholders holding not less than the minimum number of shares that would be necessary to take such action at a meeting, except that an action to elect directors can be taken in lieu of an annual meeting only if unanimous written consent setting forth the action is given by the stockholders entitled to vote thereon.	Under the MGCL, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if unanimous written consent, in writing or by electronic transmission, that sets forth the action, is given by each stockholder entitled to vote thereon.

Special Meetings of Stockholders	Sun’s bylaws provide that special meetings of stockholders may be called at any time by the chairman of the board, the chief executive officer or upon the majority vote of Sun’s board of directors. At a special meeting of stockholders, only such business may be conducted as is specified in the notice of meeting.	Special meetings of Sabra’s stockholders may be called at any time by Sabra’s board of directors, the chairman of the board, the chief executive officer or the president, and will be called by the Secretary upon the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at such

	Sun	Sabra
meeting. The request must state the purpose of the meeting and the matters proposed to be acted on and otherwise comply with the bylaws. No business can be transacted at a special meeting except as specifically designated in the notice. The Sabra board of directors will have the sole power to fix (i) the record date for determining stockholders entitled to request a special meeting of stockholders and the record date for determining stockholders entitled to notice of, and to vote at, such special meeting; and (ii) the date, time, and place of the special meeting.

Notice of Meetings and Stockholder Proposals

Sun’s bylaws provide that nominations of persons for election to the Sun board of directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the notice of meeting, (b) by or at the direction of the Sun board of directors, or (c) otherwise properly brought before the annual meeting by any stockholder (i) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws, (ii) who is entitled to vote at the meeting and (iii) who complies with the notice procedures (timing and informational) set forth in the bylaws. To be timely, subject to certain exceptions when the date of the meeting is advanced or delayed, a stockholder’s nomination or proposal will set forth the information required by Sun’s bylaws and will be delivered to the secretary at the principal executive offices of Sun not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the prior year’s annual meeting (provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 70 days after such

Sabra’s charter and bylaws will provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to Sabra’s notice of the meeting; (ii) by or at the direction of the board of directors; or (iii) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in Sabra’s notice of the meeting may be brought before the meeting. To be timely, subject to certain exceptions when the date of the meeting is advanced or delayed, a stockholder’s proposal will set forth the information required by Sabra’s bylaws and will be delivered to the secretary at the principal executive offices of Sabra not less than 120 days nor more than 150 days prior to the first anniversary of the date of Sabra’s proxy statement for the preceding year’s annual meeting.

	Sun	Sabra

anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Sun).

With respect to special meetings of stockholders, Sun’s bylaws provide that only the business specified in the notice of meeting may be brought before the meeting. Nominations of persons for election to the Sun board of directors may be made at any special meeting of stockholders called for the purpose of electing directors, (a) by or at the direction of the Sun board of directors or (b) by any stockholder (i) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws, (ii) who is entitled to vote at the meeting and (iii) who complies with the notice procedures (timing and informational) set forth in the bylaws. To be timely, a stockholder’s nomination of a director will set forth the information required by Sun’s bylaws and will be delivered to the secretary at the principal executive offices of Sun not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Nominations of individuals for election to the board of directors at a special meeting may be made only (i) pursuant to Sabra’s notice of the meeting; (ii) by the board of directors; or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

To be timely, a stockholder’s nomination of a director will set forth the information required by Sabra’s bylaws and will be delivered to the secretary at the principal executive offices of Sabra not earlier than the 120th day prior to such special meeting and not later than the close of business on the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the board of directors to be elected at such meeting.

Amendments of Charter	Under Delaware law, Sun’s certificate of incorporation may be amended by the adoption of a resolution of the Sun board of directors, followed by the vote of a majority of the outstanding stock entitled to vote thereon and a	Sabra’s charter generally may be amended only if declared advisable by Sabra’s board of directors and approved by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast by the stockholders on the matter.

	Sun	Sabra

majority of the outstanding stock of each class entitled to vote thereon.

Notwithstanding any other provision in the certificate of incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend, alter or repeal Article Eighth (number of directors; removal of directors; vacancies), Article Ninth (amendment of bylaws), Article Tenth (liability of directors), or Article Twelfth (amendment of certificate of incorporation).

As permitted by the MGCL, Sabra’s charter provides that the board of directors, without any action by the stockholders, may amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Sabra has authority to issue.

Amendments of Bylaws	Sun’s certificate of incorporation provides that Sun’s board of directors may adopt, amend, alter or repeal the bylaws. The bylaws also may be adopted, amended, altered or repealed by the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote thereon.	Sabra’s bylaws provide that Sabra’s board of directors has the exclusive power to adopt, alter or repeal the bylaws or make new bylaws.

Director and Officer Liability and Indemnification

Sun’s certificate of incorporation provides that no director will be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The DGCL permits a Delaware corporation to, via a provision in its certificate of incorporation, limit the liability of its directors and officers to the corporation and its stockholders for money damages for breach of fiduciary duty as a director, except such provision will not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a

Sabra’s charter provides that to the fullest extent permitted by Maryland law, no director or officer of Sabra will be personally liable to Sabra or its stockholders for money damages. Maryland law permits a Maryland corporation to limit the liability of its directors and officers to the corporation and its stockholders for money damages by provision in its charter, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and is material to the cause of action.

Sabra’s charter requires, to the maximum extent permitted by Maryland law, Sabra to indemnify and to pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of

Sun	Sabra

knowing violation of law; (c) under §174 of the DGCL (unlawful payment of dividends or stock repurchases or redemptions); or (d) for any transaction from which the director derived an improper personal benefit.

Sun’s bylaws provide that Sun will indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director or officer of Sun, or is or was serving at the request of Sun as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. Sun is generally obligated to indemnify any director or officer in connection with a proceeding initiated by such person only if the commencement of such proceeding was authorized by Sun’s board of directors.

In addition, Sun’s bylaws provide that Sun will pay the expenses (including attorneys’ fees) incurred by an indemnified person in defending any proceeding in advance of its final disposition upon receipt of an undertaking by such person, to the extent required by law, to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified.

(a) any present or former director or officer and (b) any individual who, while a director or officer and, at Sabra’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member, manager, employee or agent from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any of the foregoing capacities. Sabra may also indemnify other employees and agents consistent with Maryland law. Maryland law requires a Maryland corporation (unless its charter provides otherwise, which Sabra’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•   the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•   the director or officer actually received an improper personal benefit in money, property or services, or

	Sun	Sabra

•   in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Stockholder Rights Plan	Sun has a stockholder rights plan which will terminate upon the earlier of the effective time of the REIT Conversion Merger or May 24, 2011.	Sabra does not have a stockholder rights plan.

Restrictions on the Ownership, Transfer or Issuance of Shares	Other than Sun’s stockholder rights plan, Sun does not have any restrictions on the ownership, transfer or issuance of shares. See “—Stockholder Rights Plan.”	Sabra’s charter will include restrictions on transfer and ownership of Sabra stock. For additional information with respect to these transfer and ownership restrictions, see “Description of Sabra Stock—Restrictions on Transfer and Ownership.”

	Sun	Sabra
Restrictions on Business Combinations

Sun has not opted out of the requirements of Section 203 of the DGCL.

Under Section 203 of the DGCL, Sun is prohibited from engaging in a business combination with an interested stockholder (a person or group of affiliates owning at least 15% of the voting power of Sun) for a period of three years after such interested stockholder became an interested stockholder unless (a) before the stockholder became an interested stockholder, Sun’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Sun outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) at or subsequent to the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders of Sun.

Sabra’s board of directors has not opted out of the Maryland Business Combination Act and, except for limited exemptions, will be subject to the five-year prohibition and the supermajority voting requirements with respect to business combinations involving Sabra; however, Sabra’s board of directors may elect to opt out of these provisions at any time in the future. For additional information with respect to the Maryland Business Combination Act, see “Description of Sabra Stock—Business Combinations.”

Control Share Acquisition Act	The DGCL does not contain a control share acquisition provision.	Sabra’s bylaws will contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of Sabra

	Sun	Sabra
stock; however, this provision may be amended or eliminated at any time, whether before or after an acquisition of control shares. For additional information with respect to the Maryland Control Share Acquisition Act, see “Description of Sabra Stock—Control Share Acquisitions.”

Appraisal Rights

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements (as Sun’s currently does), the DGCL provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (i) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests; (ii) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or held of record by more than 2,000 holders or (iii) any combination of the foregoing.

Under the MGCL, a stockholder has the right to demand and receive payment of fair value of such person’s stock from the successor if: (i) the corporation consolidates or merges with another corporation; (ii) the stockholder’s stock is to be acquired in a share exchange; (iii) the corporation transfers all or substantially all of its assets in a manner requiring stockholder approval; (iv) the corporation amends its charter in a way which alters the contract rights as set forth in the charter of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved in the charter; or (v) the transaction is one governed by the Maryland Business Combination Act or exempted pursuant to the minimum price provisions thereof. However, this right to demand and receive payment of fair value is not available, except for transactions subject to the Maryland Business Combination Act, if: (a) the stock is listed on a national securities exchange on the record date for determining stockholders entitled to vote on the matter or, in certain mergers, the date notice is given or waived (except certain mergers where stock held by directors and executive officers is exchanged for merger consideration not available generally to stockholders); (b) the stock is that of a successor merger, unless either (1) the merger alters the contract rights of the stock and the charter does not reserve the right to do so or (2) the stock is changed into

Sun	Sabra

something other than stock in the successor or cash, scrip or other rights or interest arising from the treatment of fractional shares; (c) the stock is not entitled to be voted on the transaction; (d) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder or (e) the stock is that of an open-end investment company.

Sabra’s charter will generally provide that holders of shares of stock will not be entitled to exercise any rights of an objecting stockholder.

LEGAL MATTERS

Certain U.S. federal income tax matters will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. The validity of the shares of Sabra common stock to be issued in the REIT Conversion Merger will be passed upon by Venable LLP, and the validity of the shares of New Sun common stock to be issued in the Separation will be passed upon by O’Melveny & Myers LLP.

EXPERTS

The financial statements of Sun Healthcare Group, Inc. as of December 31, 2009 and 2008 and for the years then ended and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of income, stockholders’ equity and cash flows of Sun for the year ended December 31, 2007, incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report appearing therein, and are incorporated by reference in this proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined balance sheet of Sun Real Estate Properties, a combination of certain assets and liabilities of Sun Healthcare Group, Inc., as of March 31, 2010 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of Sun is not aware of any business to be acted upon at the special meeting of Sun stockholders other than as described in this proxy statement/prospectus. If any other matters should properly come before the special meeting, or any adjournment or postponement thereof, the persons named in the proxy will have discretion to vote on such other matters in accordance with their best judgment.

FUTURE STOCKHOLDER PROPOSALS

If the Separation and REIT Conversion Merger are not consummated, Sun stockholders will continue to be entitled to attend and participate in Sun stockholders meetings. Sun expects to hold its 2011 annual meeting of stockholders in June 2011. However, if the Separation and REIT Conversion Merger are consummated, Sun will not hold its 2011 annual meeting of stockholders but each of New Sun and Sabra will hold an annual meeting of stockholders in 2011.

Any proposal of a stockholder submitted pursuant to Rule 14a-8 of the Exchange Act that is intended to be presented at the Sun 2011 annual meeting of stockholders must be received by Sun’s Corporate Secretary on or before December 31, 2010 in order for such proposal to be considered for inclusion in Sun’s proxy statement and form of proxy for such meeting. In addition, any stockholder who intends to nominate persons for election as directors of Sun at the Sun 2011 annual meeting of stockholders, and desires that such nominees be included in

Sun’s proxy statement and form of proxy for such meeting pursuant to Rule 14a-11 of the Exchange Act, must file a Schedule 14N with the SEC and deliver such notice to Sun’s Corporate Secretary no earlier than December 1, 2010 and no later than December 31, 2010. Inclusion of any such director nominees in Sun’s proxy statement and form of proxy will be subject to the conditions and other requirements of Rule 14a-11 of the Exchange Act.

If a stockholder intends to present a proposal or nominate a director at the Sun 2011 annual meeting of stockholders but does not intend for any such proposal or director nominee to be included in Sun’s proxy statement and form of proxy for such annual meeting, under Sun’s bylaws, the stockholder must notify Sun’s Corporate Secretary in writing no earlier than February 17, 2011 and no later than March 19, 2011. Such notice must contain the specific information set forth in Section 1.12 of Sun’s bylaws.

Nominations and stockholder proposals, as well as requests for a copy of Sun’s bylaws (which will be furnished to any stockholder without charge upon written request), should be directed to Sun’s Secretary at 18831 Von Karman, Suite 400, Irvine, California 92612.

WHERE YOU CAN FIND MORE INFORMATION

Sun files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Sun at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Sun, at www.sec.gov. You may also access the SEC filings and obtain other information about Sun at its website, www.sunh.com. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

Sabra has filed a registration statement on Form S-4 to register the shares of stock to be issued in connection with the REIT Conversion Merger. This proxy statement/prospectus is part of the registration statement of Sabra and is a prospectus of Sabra and a proxy statement of Sun for the special meeting. This proxy statement/prospectus incorporates important information about Sun from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. The SEC permits Sun to “incorporate by reference” certain information required to be included in this proxy statement/prospectus by referring you to another document filed separately with the SEC.

The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Sun has previously filed with the SEC:

•

Sun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 including those portions of Sun’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 30, 2010, that are incorporated by reference into Part III of such Annual Report on Form 10-K;

•	Sun’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2010; and

•

Sun’s Current Reports on Form 8-K filed on May 24, 2010 (with respect to Items 1.01, 3.03 and 5.03 and the corresponding exhibits filed under Item 9.01 only), June 18, 2010, August 3, 2010 (with respect to Item 8.01 and the corresponding exhibits filed under Item 9.01 only), August 13, 2010 (with respect to Items 1.01 and 9.01 only), August 18, 2010 and September 8, 2010.

With respect to the registration statement on Form S-4 filed with the SEC to register under the Securities Act the issuance of shares of Sabra common stock in the REIT Conversion Merger, of which this proxy statement/prospectus forms a part, this proxy statement/prospectus also incorporates by reference the documents filed by Sun pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the special meeting (other than Current Reports on Form 8-K containing disclosure furnished under Items 2.02 or 7.01 of Form 8-K, unless otherwise indicated therein).

You may request a copy of these filings at no cost by writing or telephoning Sun at:

Sun Healthcare Group, Inc.

101 Sun Avenue, N.E.

Albuquerque, New Mexico 87109

(505) 468-2341

Attention: Investor Relations

You may also obtain copies of these filings by requesting them in writing or by telephone from Innisfree M&A, Sun’s proxy solicitation agent, at the following address and telephone number:

Innisfree M&A

501 Madison Avenue

New York, NY 10022

(212) 750-5833

To obtain timely delivery of such information, you must request such information no later than                     , 2010.

Any statements made in a document incorporated by reference in this proxy statement/prospectus are deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement in this proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this proxy statement/prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 23, 2010, is entered into by and between Sun Healthcare Group, Inc., a Delaware corporation (“Sun”), and Sabra Health Care REIT, Inc., a Maryland corporation and a direct, wholly-owned subsidiary of Sun (“Sabra”).

RECITALS

WHEREAS, the Board of Directors of Sun has determined that it is appropriate and desirable to separate Sun and its subsidiaries into two publicly-owned companies so that (i) the assets and liabilities relating to substantially all of Sun’s owned real property are allocated to Sabra and (ii) the other assets and liabilities relating to the historical operations of Sun are allocated to SHG Services, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Sun (“New Sun”);

WHEREAS, in order to effectuate the foregoing, Sun, New Sun and Sabra will enter into a Distribution Agreement (the “Distribution Agreement”), which will provide for, among other things, subject to the conditions and upon the terms set forth therein, the transfer of certain assets and ownership interests to Sabra, the assumption by New Sun and Sabra of certain liabilities, the distribution of New Sun common stock to Sun stockholders as of a certain record date (the “Distribution”) and the execution and delivery of certain other agreements in order to facilitate and provide for the foregoing;

WHEREAS, the respective Boards of Directors of Sun and Sabra have approved this Agreement and the merger of Sun with and into Sabra immediately following the Distribution (the “Merger”), with Sabra being the surviving entity (the “Surviving Company”), subject to the conditions and upon the terms contained in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Maryland General Corporation Law (the “MGCL”);

WHEREAS, Sun, as the sole stockholder of Sabra, has approved the Merger;

WHEREAS, the Board of Directors of Sun unanimously determined to recommend to its stockholders the adoption of this Agreement; and

WHEREAS, it is intended that, for United States federal income tax purposes, (a) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and (b) this Agreement will be, and hereby is, adopted as a plan of reorganization.

NOW THEREFORE, for valid consideration the sufficiency of which is hereby acknowledged and in consideration of the foregoing and the mutual agreements contained in this Agreement, the parties hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. In accordance with the DGCL and the MGCL, subject to the conditions and upon the terms contained in this Agreement, at the Effective Time (as hereinafter defined), Sun shall be merged with and into Sabra, the separate corporate existence of Sun shall cease and Sabra shall continue as the Surviving Company. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL and Section 3-114 of the MGCL.

1.2 Effective Time. The Merger shall be effected by the filing of a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with Section 252 of the DGCL and the filing of articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with Section 3-107 of the MGCL. The “Effective Time” means the close of business on the later of the date upon which the Certificate of Merger is accepted for record by the Secretary of State of the State of Delaware or the Articles of Merger are accepted for record by the SDAT, or such later time which the parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL and the MGCL as the effective time of the Merger but not to exceed thirty (30) days after the later of the Certificate of Merger is accepted for record by the Secretary of State of the State of Delaware or the Articles of Merger are accepted for record by the SDAT.

1.3 Organizational Documents of the Surviving Company.

1.3.1 From and after the Effective Time, the charter of Sabra, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the charter of the Surviving Company (the “Surviving Company Charter”) until thereafter amended as provided therein or by law.

1.3.2 From and after the Effective Time, the Bylaws of Sabra as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company (the “Surviving Company Bylaws”) until thereafter amended as provided therein or by applicable law.

1.4 Directors. The directors of Sabra immediately prior to the Effective Time shall be the initial directors of the Surviving Company and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Company Charter and the Surviving Company Bylaws or as otherwise provided by law.

1.5 Officers. The officers of Sabra immediately prior to the Effective Time shall be the initial officers of the Surviving Company and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Company Bylaws or as otherwise provided by law.

1.6 Additional Actions. Subject to the terms of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Sun acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Sun, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Sun or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

1.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Sabra, Sun or the holder of any of the following securities:

1.7.1 Every three shares of common stock of Sun, par value $0.01 per share (“Sun Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of Sabra, par value $0.01 per share (“Sabra Common Stock”). Such shares of Sabra Common Stock shall be uncertificated and American Stock Transfer & Trust Company, LLC, as exchange agent, shall electronically issue shares of Sabra Common Stock to holders of Sun Common Stock who hold such shares at the Effective Time, or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form.

1.7.2 From and after the Effective Time, holders of certificates formerly evidencing Sun Common Stock shall cease to have any rights as stockholders of Sun, except as provided by law; provided, however, that such holders shall have the rights set forth in Section 1.7 herein.

1.7.3 Notwithstanding anything herein to the contrary, no fractional shares of Sabra Common Stock shall be issued in connection with the Merger. In lieu of any fractional shares of Sabra Common Stock, each holder of Sun Common Stock who, but for the provisions of this Section 1.7.3, would be entitled to receive a fractional share of Sabra Common Stock pursuant to the Merger shall receive cash without any interest thereon. American Stock Transfer & Trust Company, LLC, as exchange agent, shall aggregate all fractional shares that would otherwise have been distributed to Sun stockholders into whole shares, sell such whole shares in the open market at prevailing market prices and distribute the net cash proceeds from these sales to those Sun stockholders who would have been entitled to receive fractional shares. This payment shall be made from these sales on a pro rata basis based on the fractional interest in a share of Sabra Common Stock that the Sun stockholder would have otherwise been entitled to receive. Such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of the Surviving Company. Sabra shall be obligated to pay any brokerage or other fees in connection with the sale of aggregated fractional shares of Sabra Common Stock.

1.8 Sun Common Stock Certificates. Each outstanding certificate that, immediately prior to the Effective Time, evidenced Sun Common Stock shall, from the Effective Time, be deemed cancelled and shall no longer represent any ownership interest.

1.9 Plan of Reorganization. Each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 2

CONDITIONS OF MERGER

2.1 Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to fulfillment or waiver by the parties hereto at or prior to the Effective Time of each of the following conditions:

2.1.1 The Distribution shall have been completed;

2.1.2 Sabra’s listing application with the NASDAQ Global Select Market shall have been approved, subject to official notice of issuance;

2.1.3 No stop order shall be in effect with respect to Sabra’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission to register under the Securities Act of 1933, as amended, the issuance of shares of Sabra Common Stock in the Merger;

2.1.4 No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the consummation of the Merger; and

2.1.5 No litigation or proceeding challenging or seeking to restrain the Merger shall be pending or threatened.

ARTICLE 3

TERMINATION AND AMENDMENT

3.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time if the Board of Directors of Sun should determine that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of Sun or its stockholders. In the event of such termination and abandonment, this Agreement shall become void and neither Sun or Sabra nor their respective stockholders, members, directors or officers shall have any liability with respect to such termination and abandonment.

3.2 Amendment. At any time prior to the Effective Time, this Agreement may, to the extent permitted by the DGCL and the MGCL, be supplemented, amended or modified by a written document with the mutual consent of the parties to this Agreement.

ARTICLE 4

MISCELLANEOUS PROVISIONS

4.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (other than the laws regarding choice of laws and conflicts of laws) as to all matters, including matters of validity, construction, effect, performance and remedies.

4.2 Counterparts. This Agreement may be executed by facsimile signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

4.3 Complete Agreement. This Agreement shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof and shall supersede all previous contracts or agreements, whether oral or written, with respect to such subject matter.

4.4 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

4.5 No Third Party Beneficiaries. Nothing contained in this Agreement is intended by the parties hereto to expand the rights and remedies of any person or entity not party hereto against any party hereto as compared to the rights and remedies which such person or entity would have had against any party hereto had the parties hereto not consummated the transactions contemplated hereby.

* * *

IN WITNESS WHEREOF, Sabra and Sun have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUN HEALTHCARE GROUP, INC.

By:	/S/ RICHARD K. MATROS
Name:	Richard K. Matros
Title:	Chairman of the Board and Chief Executive Officer

SABRA HEALTH CARE REIT, INC.

By:	/S/ RICHARD K. MATROS
Name:	Richard K. Matros
Title:	Chief Executive Officer and President

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following is a statement of the expenses to be incurred by New Sun in connection with the distribution of the securities registered under this registration statement. All amounts are estimated except the SEC registration fee and the NASDAQ listing fee.

Item	Amount
SEC Registration Fee	$13,473.06
Printing Fees and Expenses	25,000.00
NASDAQ Listing Fee	25,000.00
Accounting Fees and Expenses	50,000.00
Legal Fees and Expenses	100,000.00
Transfer Agent Fees	3,500.00
Miscellaneous	25,000.00

Total	$241,973.06

Item 14.	Indemnification of Directors and Officers.

As authorized by Section 102(b)(7) of the DGCL, New Sun’s certificate of incorporation will provide that a director of New Sun will not be liable to New Sun or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the DGCL. The DGCL provides that the liability of a director may not be limited (i) for any breach of the director’s duty of loyalty to New Sun or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for liability for payments of dividends or for stock purchases or redemptions in violation of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

While the certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the certificate of incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director’s breach of such director’s duty of care.

In addition, New Sun’s bylaws will provide that New Sun will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director of New Sun or an officer of New Sun elected by its board of directors or, while a director of New Sun or an officer of New Sun elected by its board of directors, is or was serving at the request of New Sun as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, New Sun will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the board of directors of New Sun.

New Sun will maintain directors’ and officers’ liability insurance policies insuring directors and officers of New Sun for certain covered losses as defined in the policies.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of New Sun pursuant to the foregoing provisions, New Sun has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

2.1	Form of Distribution Agreement by and among SHG Services, Inc., Sabra Health Care REIT, Inc. and Sun Healthcare Group, Inc.*

3.1	Form of Amended and Restated Certificate of Incorporation of SHG Services, Inc.*

3.2	Form of Amended and Restated Bylaws of SHG Services, Inc. to be in effect as of the date of the distribution*

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities being registered*

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain tax matters†

10.1	Form of Master Lease Agreement by and between subsidiaries of SHG Services, Inc. and subsidiaries of Sabra Health Care REIT, Inc.*

10.2	Tax Allocation Agreement, dated as of September 23, 2010, by and between SHG Services, Inc. and Sabra Health Care REIT, Inc.*

10.3	Form of Transition Services Agreement by and between SHG Services, Inc. and Sabra Health Care REIT, Inc.*

10.4	Amended and Restated Employment Agreement by and between Sun Healthcare Group, Inc. and L. Bryan Shaul dated as of December 17, 2008 (incorporated by reference from Exhibit 10.7 to Sun’s Form 10-K filed on March 4, 2009)

10.5	Amended and Restated Employment Agreement by and between Sun Health Specialty Services, Inc. and William A. Mathies dated as of December 17, 2008 (incorporated by reference from Exhibit 10.8 to Sun’s Form 10-K filed on March 4, 2009)

10.6	Amended and Restated Employment Agreement by and between Sun Healthcare Group, Inc. and Michael Newman dated as of December 17, 2008 (incorporated by reference from Exhibit 10.9 to Sun’s Form 10-K filed on March 4, 2009)

10.7	Amended and Restated Employment Agreement by and between Sun Healthcare Group, Inc. and Chauncey J. Hunker dated as of December 17, 2008 (incorporated by reference from Exhibit 10.10 to Sun’s Form 10-K filed on March 4, 2009)

10.8	Non-Employee Director Compensation Policy of Sun Healthcare Group, Inc. adopted as of March 18, 2008 (incorporated by reference from Exhibit 10.7 to Sun’s Form 8-K filed on April 3, 2008)

10.9	Sun Healthcare Group, Inc. Executive Bonus Plan (incorporated by reference from Exhibit 10.12 to Sun’s Form 10-K filed on March 5, 2010)

10.10	Second Amended and Restated Master Lease Agreement among Sun Healthcare Group, Inc. and certain of its subsidiaries (as Lessees) and Omega Healthcare Investors, Inc. and certain of its subsidiaries (as Lessors) dated February 1, 2008 (incorporated by reference from Exhibit 10.12 to Sun’s Form 10-K filed on March 7, 2008)

Exhibit No.	Description

10.11	First Amendment to Second Amended and Restated Master Lease Agreement among Sun Healthcare Group, Inc. and certain of its subsidiaries (as Lessees) and Omega Healthcare Investors, Inc. and certain of its subsidiaries (as Lessors) dated August 26, 2008 (incorporated by reference from Exhibit 10.13.1 to Sun’s Form 10-K filed on March 4, 2009)

10.12	Second Amendment to Second Amended and Restated Master Lease Agreement among Sun Healthcare Group, Inc. and certain of its subsidiaries (as Lessees) and Omega Healthcare Investors, Inc. and certain of its subsidiaries (as Lessors) dated February 26, 2009 (incorporated by reference from Exhibit 10.13.2 to Sun’s Form 10-K filed on March 4, 2009)

10.13	Sun Healthcare Group, Inc. Deferred Compensation Plan (incorporated by reference from Exhibit 10.2 to Sun’s Form 10-Q filed on April 29, 2009)

10.14	Amended and Restated Severance Benefits Agreement dated as of December 17, 2008 by and between Richard L. Peranton and CareerStaff Unlimited, Inc. (incorporated by reference from Exhibit 10.1 to Sun’s Form 10-Q filed on August 7, 2009)

10.15	2010 Incentive Bonus Plan for President of SunDance Rehabilitation Corporation (incorporated by reference from Exhibit 10.16 to Sun’s Form 10-K filed on March 5, 2010)

10.16	Amended and Restated Severance Benefits Agreement dated as of December 17, 2008 by and between Sue Gwyn and SunDance Rehabilitation Corporation (incorporated by reference from Exhibit 10.18 to Sun’s Form 10-K filed on March 5, 2010)

21.1	List of Subsidiaries of SHG Services, Inc.*

23.1	Consent of PricewaterhouseCoopers LLP (Sun Healthcare Group, Inc.)†

23.2	Consent of PricewaterhouseCoopers LLP (Sun Real Estate Properties)†

23.3	Consent of Ernst & Young LLP (Sun Healthcare Group, Inc.)†

23.4	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1 above)*

23.5	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 8.1 above)†

99.1	Consent of Gregory S. Anderson to being named as a prospective director*

99.2	Consent of Tony M. Astorga to being named as a prospective director*

99.3	Consent of Christian K. Bement to being named as a prospective director*

99.4	Consent of Michael J. Foster to being named as a prospective director*

99.5	Consent of Barbara B. Kennelly to being named as a prospective director*

99.6	Consent of Steven M. Looney to being named as a prospective director*

99.7	Consent of William A. Mathies to being named as a prospective director*

99.8	Consent of Milton J. Walters to being named as a prospective director*

99.9	Form of Sun Healthcare Group, Inc. Proxy Card*

†	Filed herewith
*	Previously filed

Item 17.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 27, 2010.

SHG SERVICES, INC.

By:	/s/ WILLIAM A. MATHIES
Name:	William A. Mathies
Title:	President and Chief Operating Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ WILLIAM A. MATHIES William A. Mathies	President and Chief Operating Officer (Principal Executive Officer)	September 27, 2010

/s/ JERRY ROLES Jerry Roles	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 27, 2010

/s/ RICHARD K. MATROS Richard K. Matros	Director	September 27, 2010

/s/ L. BRYAN SHAUL L. Bryan Shaul	Director	September 27, 2010

The foregoing constitutes all of the members of the board of directors of SHG Services, Inc.